ASTRO ALL ASIA NETWORKS plc

07028600

RECEIVED

2007 DEC 11 A 6:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.
082-34815

BEST AVAILABLE COPY

SUPPL

14 November 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs,

ASTRO ALL ASIA NETWORKS plc ("Company")
- Rule 12g3-2(b) Exemption Application

We refer to the above and our letter dated 5 October 2006, a copy of which is attached.

Further to the said letter, please find enclosed as Annexure A the list of documents which sets forth information that the Company (i) has made or is required to make public pursuant to the laws of the United Kingdom; (ii) filed with the Bursa Malaysia Securities Berhad (the Stock Exchange in Malaysia) and which was made public by such exchange; and (iii) distributed to the company's shareholders since September 2006.

In addition, we wish to advise that the authorised share capital of the Company as at todate is £300,000,000 comprising 3,000,000,000 ordinary shares of £0.10 each, of which 1,934,026,561 ordinary shares of £0.10 each are issued and fully paid-up as at October 2007.

If you have any queries on the above, kindly contact the following:-

The Company Secretary
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia
(Attention:- Ms. Lakshmi Nadarajah)

BEST AVAILABLE COPY

PROCESSED
DEC 13 2007
THOMSON FINANCIAL

Yours faithfully,

Sharon Liew
Senior Manager, Secretarial

c.c. Ms. Lakshmi Nadarajah
Ms. Roselle Wong

Enclosures

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong - Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-9543 6688
www.astroplc.com

Incorporated in England and Wales - No: 4841085
Registered Office:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia - No. 994178-M

ASTRO ALL ASIA NETWORKS plc

File No.
082-34815

5 October 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs,

ASTRO ALL ASIA NETWORKS plc ("Company")
- Rule 12g3-2(b) Exemption Application

We refer to the above and our letter dated 20 October 2005, a copy of which is attached.

Further to the said letter, please find enclosed as Annexure A the list of documents which sets forth information that the Company (i) has made or is required to make public pursuant to the laws of the United Kingdom; (ii) filed with the Bursa Malaysia Securities Berhad (the Stock Exchange in Malaysia) and which was made public by such exchange; and (iii) distributed to the company's shareholders since October 2005.

In addition, we wish to advise that the authorised share capital of the Company as at todate is £301,578,947.36 comprising 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares ("RPS") of £1.00 each, 53,947,368 Series I RPS of £0.01 each, and 103,947,368 Series II RPS of £0.01 each, of which 1,928,216,661 ordinary shares of £0.10 each are issued and fully paid-up as at 4 October 2006.

The RPS was inadvertently omitted from our letter dated 20 October 2005.

If you have any queries on the above, kindly contact the following:-

The Company Secretary
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
(Attention:- Ms. Lakshmi Nadarajah)

Yours faithfully,

Sharon Liew
Senior Manager, Secretarial

c.c. Ms Lakshmi Nadarajah
Mr. Paul Lim

Enclosures

Incorporated in England and Wales - No: 4841085
Registered Office:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia - No 994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong - Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-9543 6688
www.astroplc.com

Annexure A

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i)

List setting forth documents published, filed or distributed by the Company (please see enclosed files for copies of such documents)

1.0 Statutory documents since 18 September 2006

No.	Date	Details
1.1	21.09.2006	Form 88(2) (Return of Allotment of Shares)
1.2	25.09.2006	Form 88(2) (2 nos.)
1.3	28.09.2006	Form 88(2)
1.4	02.10.2006	Form 88(2)
1.5	09.10.2006	Form 88(2) (3 nos.)
1.6	12.10.2006	Form 88(2)
1.7	16.10.2006	Form 88(2)
1.8	26.10.2006	Form 88(2) (3 nos.)
1.9	31.10.2006	Form 88(2)
1.10	03.11.2006	Form 88(2)
1.11	07.11.2006	Form 88(2) (2 nos.)
1.12	10.11.2006	Form 88(2)
1.13	13.11.2006	Form 88(2)
1.14	17.11.2006	Form 88(2) (3 nos.)
1.15	22.11.2006	Form 88(2) (2 nos.)
1.16	24.11.2006	Form 88(2) (4 nos.)
1.17	28.11.2006	Form 88(2) (4 nos.)
1.18	01.12.2006	Form 88(2) (3 nos.)
1.19	06.12.2006	Form 88(2) (8 nos.)
1.20	11.12.2006	Form 88(2) (2 nos.)
1.21	12.12.2006	Form 88(2) (5 nos.)
1.22	15.12.2006	Form 88(2) (7 nos.)
1.23	19.12.2006	Form 88(2) (3 nos.)
1.24	21.12.2006	Form 88(2) (6 nos.)
1.25	27.12.2006	Form 88(2) (2 nos.)
1.26	03.01.2007	Form 88(2) (6 nos.)
1.27	04.01.2007	Form 88(2) (4 nos.)
1.28	09.01.2007	Form 88(2) (3 nos.)
1.29	15.01.2007	Form 88(2) (6 nos.)
1.30	16.01.2007	Form 88(2) (6 nos.)
1.31	19.01.2007	Form 88(2) (3 nos.)
1.32	23.01.2007	Form 88(2) (5 nos.)
1.33	26.01.2007	Form 88(2) (3 nos.)
1.34	30.01.2007	Form 88(2) (2 nos.)

No.	Date	Details
1.35	02.02.2007	1. Form 288b (Terminating appointment as Director or Secretary) 2. Form 88(2) (2 nos.)
1.36	07.02.2007	Form 88(2) (4 nos.)
1.37	09.02.2007	Form 88(2)
1.38	12.02.2007	Form 88(2) (2 nos.)
1.39	16.02.2007	Form 88(2) (6 nos.)
1.40	21.02.2007	Form 88(2) (4 nos.)
1.41	22.02.2007	Form 363a (Annual Return)
1.42	27.02.2007	Form 88(2) (3 nos.)
1.43	05.03.2007	Form 88(2) (6 nos.)
1.44	08.03.2007	Form 88(2) (7 nos.)
1.45	12.03.2007	Form 88(2) (3 nos.)
1.46	13.03.2007	Form 88(2) (3 nos.)
1.47	16.03.2007	Form 88(2)
1.48	19.03.2007	Form 88(2)
1.49	22.03.2007	Form 88(2)
1.50	26.03.2007	Form 88(2) (2 nos.)
1.51	29.03.2007	Form 88(2) (3 nos.)
1.52	10.04.2007	Form 88(2) (2 nos.)
1.53	17.04.2007	Form 88(2) (3 nos.)
1.55	25.04.2007	Form 88(2) (4 nos.)
1.57	30.04.2007	Form 88(2) (2 nos.)
1.58	08.05.2007	Form 88(2) (2 nos.)
1.59	11.05.2007	Form 88(2) (3 nos.)
1.60	18.05.2007	Form 88(2) (3 nos.)
1.61	23.05.2007	Form 88(2) (3 nos.)
1.62	25.05.2007	Form 88(2) (3 nos.)
1.63	01.06.2007	Form 88(2) (2 nos.)
1.64	07.06.2007	Form 88(2) (3 nos.)
1.65	21.06.2007	Form 88(2)
1.66	04.07.2007	Form 88(2) (2 nos.)
1.67	13.07.2007	Form 88(2)
1.68	25.07.2007	Form 88(2)
1.69	08.08.2007	Form 122 (Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares).
1.70	10.08.2007	Form 88(2)
1.71	26.09.2007	Form 88(2)

2.0 Announcements to Bursa Malaysia Securities Bhd ("BMSB") since 30 August 2006.

No.	Date	Details
2.1	01.09.2006	1. Employee Share Option Scheme ("ESOS"). 2. Notification pursuant to Paragraph 14.08(c) of Listing Requirements of Bursa Malaysia Securities Berhad ("BMSBLR") (Dealings during Closed Period).
2.2	04.09.2006	ESOS
2.3	05.09.2006	Clarification on the article entitled "ASTRO sorts out Indonesia" in The Edge Malaysia (Reply to Query).
2.4	08.09.2006	1. ESOS 2. Notice of dividend entitlement in respect of interim tax exempt dividend of 2 sen per ordinary share for the financial year ending 31 January 2007. 3. Press release entitled "ASTRO Joint-Venture Secures 25-Year Licence to Offer Advertising Agency Services in China". 4. Letter to shareholders in respect of report for the half year ended 31 July 2006. 5. Unaudited financial results for the second quarter ended 31 July 2006. 6. Change in Management:- (i) Appointment of Grant Ferguson as Chief Financial Officer in October 2006; and (ii) Departure of David Butorac as Group Chief Operating Officer on 31 October 2006.
2.6	11.09.2006	Notice of Book Closure for interim tax exempt dividend of 2 sen per ordinary share for the financial year ending 31 January 2007.
2.9	13.09.2006	1. ESOS 2. Second announcement on the press release entitled "ASTRO Joint-Venture Secures 25-Year Licence to Offer Advertising Agency Services in China".
2.10	14.09.2006	ESOS
2.11	15.09.2006	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period).
2.12	20.09.2006	1. ESOS 2. Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.13	26.09.2006	ESOS
2.14	28.09.2006	Notification pursuant to Paragraph 14.09 (a) of BMSBLR (Dealings outside Closed Period).
2.15	29.09.2006	ESOS
2.16	03.10.2006	ESOS
2.17	04.10.2006	ESOS
2.18	10.10.2006	ESOS

No.	**Date**	**Details**
2.19	13.10.2006	1. ESOS. 2. Acquisition of the entire share capital of Nusantara Seni Karya Sdn Bhd and Nusantara Films Sdn Bhd by wholly-owned subsidiaries, ASTRO Productions Sdn Bhd and ASTRO Shaw Sdn Bhd, respectively.
2.20	19.10.2006	ESOS (2 nos)
2.21	31.10.2006	ESOS
2.22	31.10.2006	1. ESOS 2. Acquisition of the entire share capital of South Asia Entertainment Holdings Ltd and South Asia Multimedia Technologies Ltd by wholly-owned subsidiaries, ASTRO Overseas Limited and All Asia Radio Technologies Limited, respectively.
2.23	02.11.2006	ESOS
2.24	06.11.2006	Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.25	09.11.2006	ESOS
2.26	13.11.2006	1. ESOS 2. Notification pursuant to Paragraph 14.08(a) of BMSBLR (Dealings during Closed Period).
2.27	16.11.2006	1. ESOS (2 nos) 2. Notification pursuant to Paragraph 14.08(c) of BMSBLR (Dealings during Closed Period).
2.28	23.11.2006	ESOS
2.29	28.11.2006	ESOS.
2.30	30.11.2006	1. ESOS 2. Notification pursuant to Paragraph 14.08(c) of BMSBLR (Dealings during Closed Period).
2.31	05.12.2006	Notification pursuant to Paragraph 14.08(c) of BMSBLR (Dealings during Closed Period).
2.32	06.12.2006	ESOS
2.33	08.12.2006	1. ESOS 2. Notification pursuant to Paragraph 14.08(c) of BMSBLR (Dealings during Closed Period 3. Recurrent related party transactions pursuant to Paragraphs 10.08 and 10.09 of BMSBLR entered into between the Company and MEASAT Satellite Systems Sdn Bhd ("MSS"), a wholly-owned subsidiary of MEASAT Global Berhad, a related party of the Company in respect of the lease of 4 Ku-band transponder capacity on the MEASAT-2 satellite from MSS for the transmission of direct-to-home satellite television broadcast by PT Direct Vision.

No.	Date	Details
		4. Change in Chief Executive Officer - Appointment of Robert Odendaal with effective from 1 February 2007. 5. Change in the Boardroom - Relinquishment by Augustus Ralph Marshall of his position as Deputy Chairman and Group CEO with effect from 1 February 2007 and assumed the role of Executive Deputy Chairman with effect from 1 February 2007. 6. General Announcement in relation to:- (a) Appointment of Robert Odendaal as the Chief Executive Officer ("CEO") of the Company with effect from 1 February 2007. (b) Relinquishment by Augustus Ralph Marshall of his position as Deputy Chairman and Group CEO with effect from 1 February 2007 and assumed the role of Executive Deputy Chairman with effect from 1 February 2007. 7. Unaudited financial results for the third quarter ended 31 October 2006. 8. Press release on the financial results for the third quarter ended 31 October 2006.
2.34	11.12.2006	ESOS
2.35	12.12.2006	Press release entitled "MEASAT-3 Satellite Makes Successful Launch".
2.36	19.12.2006	1. ESOS 2. Incorporation of new subsidiary, Karya Anggun Sdn Bhd, by ASTRO Shaw Sdn Bhd, a wholly-owned subsidiary of the Company.
2.37	21.12.2006	ESOS
2.38	22.12.2006	ESOS
2.39	28.12.2006	ESOS
2.40	03.01.2007	Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.41	04.01.2007	ESOS
2.42	09.01.2007	ESOS
2.43	10.01.2007	ESOS
2.44	11.01.2007	1. Public shareholding spread as at 31 December 2006. 2. Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.45	12.01.2007	ESOS
2.46	16.01.2007	Clarification on the article entitled "ASTRO unit buying into India Pay-TV firm" in The New Straits Times (Reply to Query).
2.47	18.01.2007	ESOS
2.48	19.01.2007	ESOS
2.49	24.01.2007	ESOS

No.	Date	Details
2.50	30.01.2007	1. ESOS. 2. Resignation of Tan Poh Ching as a Director of the Company with effect from 1 February 2007.
2.51	31.01.2007	ESOS
2.52	02.02.2007	ESOS
2.53	06.02.2007	Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.54	07.02.2007	ESOS
2.55	12.02.2007	1. ESOS 2. Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.56	13.02.2007	1. ESOS 2. Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period).
2.57	15.02.2007	ESOS
2.58	22.02.2007	ESOS
2.59	27.02.2007	ESOS
2.60	28.02.2007	Recurrent related party transactions pursuant to Paragraphs 10.08 and 10.09 of BMSBLR entered into between the Company and MEASAT Satellite Systems Sdn Bhd ("MSS"), a wholly-owned subsidiary of MEASAT Global Berhad, a related party of the Company in respect of the lease of transponder capacity on the MEASAT-2 and MEASAT-3 satellites from MSS for satellite television broadcast services.
2.61	07.03.2007	ESOS
2.62	08.03.2007	ESOS
2.63	13.03.2007	ESOS
2.64	14.03.2007	Incorporation of a new subsidiary, South Asia Creative Assets Ltd, by ASTRO All Asia Entertainment Networks Limited, a wholly-owned subsidiary of the Company.
2.65	15.03.2007	ESOS
2.66	21.03.2007	1. Notice of dividend entitlement for second interim tax-exempt dividend of 2 sen per ordinary share for the financial year ended 31 January 2007. 2. Unaudited financial results for the fourth quarter ended 31 January 2007. 3. Press release on the financial results for the fourth quarter ended 31 January 2007. 4. Amended announcement on notice of dividend entitlement for second interim tax-exempt dividend of 2 sen per ordinary share for the financial year ended 31 January 2007.

No.	Date	Details
2.67	22.03.2007	1. ESOS 2. Notice of Book Closure for the second interim tax-exempt dividend of 2 sen per ordinary share for the financial year ended 31 January 2007. 3. Notification pursuant to Paragraphs 9.19 (17) and 9.39 of BMSBLR from Employees Provident Fund Board ("EPF") of their interest in the shares of the Company.
2.68	23.03.2007	ESOS
2.69	27.03.2007	1. ESOS 2. Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.70	28.03.2007	ESOS
2.71	30.03.2007	Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.72	03.04.2007	1. ESOS 2. Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.73	05.04.2007	1. Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company. 2. Proposed joint venture between the Company, through its wholly-owned subsidiary, South Asia Entertainment Holdings Limited, with Kalanithi Maran and Kavery Kalanithi for the provision of Direct-to-Home digital satellite pay-television services in India. 3. Press release entitled "ASTRO inks joint-venture with Sun Direct to provide satellite television services in India".
2.74	09.04.2007	Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.75	11.04.2007	Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.76	13.04.2007	Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.77	16.04.2007	1. ESOS 2. Notification pursuant to Paragraph 9.39 of BMSBLR from EPF of their interest in the shares of the Company.
2.78	18.04.2007	Notification pursuant to Paragraph 9.19 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.79	19.04.2007	1. ESOS 2. Internal reorganisation of the group structure of the Company which involve the transfer of shares in its wholly-owned subsidiaries as set out below:- (a) the entire equity interest held by the Company in ASTRO Productions Sdn Bhd ("APSB") and Maestro Talent and Management Sdn Bhd to ASTRO Entertainment Sdn Bhd ("AESB"); and

No.	Date	Details
		(b) the entire equity interest held by APSB in Nusantara Seni Karya Sdn Bhd (formerly known as ASTRO Icon Sdn Bhd) to AESB.
2.80	23.04.2007	Notification pursuant to Paragraph 9.19 of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.81	24.04.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.82	27.04.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.83	30.04.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.84	04.05.2007	Notification pursuant to Paragraphs 9.19(17) of of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.85	07.05.2007	ESOS
2.86	08.05.2007	Article entitled "ASTRO revenue to rise 15%" in The Star ". (Reply to Query)
2.87	09.05.2007	1. Proposed amendments to the Authorised Share Capital and Memorandum and Articles of Association of the Company. 2. Proposed renewal of existing shareholders' mandate for Recurrent Related Party Transactions ("RRPTs") of a revenue or trading nature and proposed new shareholders' mandate for additional RRPTs of a revenue or trading nature.
2.88	10.05.2007	1. ESOS 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.89	14.05.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.90	16.05.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.91	17.05.2007	1. ESOS 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.92	22.05.2007	1. ESOS 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.93	23.05.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.94	25.05.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.95	29.05.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.

No.	Date	Details
2.96	30.05.2007	ESOS
2.97	31.05.2007	ESOS
2.98	05.06.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.99	06.06.2007	1. ESOS 2. Notice of Extraordinary General Meeting of the Company held on 25 June 2007. 3. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.100	08.06.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.101	11.06.2007	1. ESOS 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.102	13.06.2007	1. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company. 2. Completion of Internal reorganisation of the group structure of the Company in relation to:- (a) transfer of the entire share capital of ASTRO Productions Sdn Bhd ("APSB") and Maestro Talent and Management Sdn Bhd from the Company to its wholly-owned subsidiary, ASTRO Entertainment Sdn Bhd ("AESB"); and (b) transfer of Nusantara Seni Karya Sdn Bhd (formerly known as ASTRO Icon Sdn Bhd) held by APSB to AESB.
2.103	18.06.2007	Execution of a conditional agreement between MEASAT Broadcast Network Systems Sdn Bhd, a wholly-owned subsidiary of the Company and MEASAT Satellite Systems Sdn Bhd, a wholly-owned subsidiary of MEASAT Global Berhad for utilisation of transponder capacity on the MEASAT-3 satellite.
2.104	21.06.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.105	25.06.2007	1. Results of Extraordinary General Meeting held on 25 June 2007. 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.106	26.06.2007	ESOS
2.107	27.06.2007	Unaudited financial results for the first quarter ended 30 April 2007.
2.108	28.06.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.109	29.06.2007	1. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company. 2. Notice of dividend entitlement in respect of final tax exempt dividend of 3 sen per ordinary share for the financial year ended 31 January 2007.

No.	Date	Details
		3. Notice of the Fourth of Annual General Meeting of the Company held on 26 July 2007. 4. Notice of the Extraordinary General Meeting of the Company held on 26 July 2007.
2.110	02.07.2007	Notice of Book Closure in relation to final tax exempt dividend of 3 sen per ordinary share for the financial year ended 31 January 2007.
2.111	05.07.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.112	09.07.2007	ESOS
2.113	10.07.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.114	16.07.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.115	17.07.2007	ESOS
2.116	19.07.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.117	24.07.2007	Notifications pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company (2 nos).
2.118	26.07.2007	1. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company. 2. Results of Fourth Annual General Meeting and Extraordinary General Meeting held on 26 July 2007.
2.119	30.07.2007	1. Members' voluntary winding up of Radio Advertising and Programming Systems Sdn Bhd, a wholly-owned subsidiary of the Company pursuant to an internal group restructuring exercise. 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.120	31.07.2007	ESOS
2.121	02.08.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.122	03.08.2007	1. Notification pursuant to Paragraph 14.09(a) of BMSBLR (Dealings outside Closed Period). 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.123	07.08.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.124	10.08.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.

No.	Date	Details
2.125	15.08.2007	1. ESOS 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.126	22.08.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.127	27.08.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.128	03.09.2007	Incorporation of a new subsidiary, All Asia Radio Technologies Media and Sales Sdn Bhd by All Asia Radio Technologies Limited, a wholly-owned subsidiary of the Company.
2.129	13.09.2007	1. Unaudited financial results for the second quarter ended 31 July 2007. 2. Notice of Book Closure in respect of Interim Dividend of 2 sen per share for the financial year ending 31 January 2008. 3. Participation in Multi-channel Digital Satellite Pay Television and Multimedia Business in Indonesia.
2.130	14.09.2007	Notice of Book Closure in relation to final tax exempt Interim Dividend of 2 sen per ordinary share for the financial year ending 31 January 2008.
2.131	24.09.2007	Joint Venture for the Provision of Digital Satellite Pay Television Services in India
2.132	25.09.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.133	27.09.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.134	01.10.2007	1. ESOS 2. Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.135	03.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.136	05.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.137	08.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.138	08.10.2007	Response to Articles on the Possibility of ASTRO Being Taken Private by its owners, T. Ananda Krishnan.
2.139	10.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.140	11.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.141	17.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.

No.	Date	Details
2.142	18.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.143	22.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.144	24.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.145	24.10.2007	Incorporation of a new subsidiary – ASTRO Global Ventures (L) Ltd
2.146	29.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.
2.147	30.10.2007	Notification pursuant to Paragraph 9.19(17) of BMSBLR from EPF of the change in their interest in the shares of the Company.

3.0 Circular to shareholders as at 7June 2007 and 30 June 2007.

4.0 Annual Report 2007.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Part C of this Circular is prescribed as an Exempt Circular pursuant to Paragraph 2.1(g) of Practice Note 18/2005 of the Listing Requirements of Bursa Malaysia Securities Berhad ("**Bursa Securities**"), and does not require the perusal of Bursa Securities. Accordingly, Bursa Securities has not perused the contents of Part C of this Circular.

Bursa Securities takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or due to your reliance upon the whole or any part of the contents of this Circular. You should rely on your own evaluation to assess the merits and risks of the proposals set out in this Circular.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

CIRCULAR TO SHAREHOLDERS;

INDEPENDENT ADVICE LETTER TO SHAREHOLDERS;

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser for the Proposed Mandate and Proposed Utilisation (as defined in this Circular)

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Independent Adviser for the Proposed Utilisation (as defined in this Circular)

RHB INVESTBANK
Corporate Finance • Capital Markets • Securities

RHB INVESTMENT BANK BERHAD
(formerly known as RHB Sakura Merchant Bankers Berhad)
(Company No.: 19663-P)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

The Notice of Extraordinary General Meeting ("**EGM**") and the Form of Proxy are set out in this Circular. The EGM will be held as follows:

Date and time of EGM	:	Thursday, 26 July 2007 at 11:45 a.m. or any adjournment thereof.
Venue of EGM	:	Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.
Last date and time for lodging the Form of Proxy	:	Tuesday, 24 July 2007 at 11:45 a.m.

If you are entitled to attend and vote at the EGM, you may appoint a proxy or proxies to attend and vote on your behalf. If you wish to do so, you must deposit the Form of Proxy with our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the EGM or any adjournment thereof. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

This Circular is dated 30 June 2007

PART A

PROPOSED UTILISATION OF TRANSPONDER CAPACITY ON THE MEASAT-3 SATELLITE BY MEASAT BROADCAST NETWORK SYSTEMS SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF ASTRO ALL ASIA NETWORKS plc ("AAAN"), FOR A FEE OF USD381.80 MILLION (APPROXIMATELY RM1,336.30 MILLION) TO BE SATISFIED IN CASH ("PROPOSED UTILISATION")

Adviser

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

PART A1

INDEPENDENT ADVICE LETTER TO THE NON-INTERESTED SHAREHOLDERS OF AAAN IN RELATION TO THE PROPOSED UTILISATION

Independent Adviser

RHB INVESTBANK
Corporate Finance • Capital Markets • Securities

RHB INVESTMENT BANK BERHAD
(formerly known as RHB Sakura Merchant Bankers Berhad)
(Company No.: 19663-P)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

PART B

(I) PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE; AND

(II) PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

Adviser

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

PART C

PROPOSED AMENDMENTS TO THE AUTHORISED SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION OF AAAN

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"£, p"	:	Sterling pound, pence
"2003 ESOS"	:	2003 Employee Share Option Scheme
"2003 MSIS"	:	2003 Management Share Incentive Scheme
"2006 Act"	:	United Kingdom Companies Act 2006
"AAAE"	:	ASTRO All Asia Entertainment Networks Limited (998260), our wholly-owned subsidiary incorporated in Hong Kong
"AAAN" or "Company"	:	ASTRO ALL ASIA NETWORKS plc, a company incorporated in England and Wales (4841085), registered as a foreign company in Malaysia (994178-M) and listed on the Main Board of Bursa Securities
"AAIT"	:	All Asia Interactive Technologies (BVI) Ltd (653687), our wholly-owned subsidiary incorporated in the British Virgin Islands
"AAME"	:	All Asia Media Equities Limited (34068), our Major Shareholder and a company incorporated in Bermuda
"Act"	:	Malaysian Companies Act, 1965 and any amendments thereto
"AGM"	:	Annual General Meeting
"Agreement"	:	Conditional agreement dated 18 June 2007 entered into between MBNS and MSS for the Proposed Utilisation, subject to the terms and conditions therein
"AMP"	:	Airtime Management and Programming Sdn Bhd (403472-D), our wholly-owned subsidiary incorporated in Malaysia
"AOR"	:	Azran bin Osman Rani, a Director of our subsidiaries
"APSB"	:	ASTRO Productions Sdn Bhd (400778-V), our wholly-owned subsidiary incorporated in Malaysia
"ARM"	:	Augustus Ralph Marshall, our Director
"Articles of Association"	:	The Articles of Association of our Company
"ASTRO Shaw"	:	ASTRO Shaw Sdn Bhd (408829-U), our wholly-owned subsidiary incorporated in Malaysia
"Audit Committee"	:	Our audit committee, comprising Bernard Anthony Cragg, Dato' Khadar and Chin Kwai Yoong
"Board"	:	Board of Directors
"Bursa Securities"	:	Bursa Malaysia Securities Berhad (635998-W), a company incorporated in Malaysia
"Celcom"	:	Celcom (Malaysia) Berhad (167469-A), a Person Connected to our Major Shareholder and a company incorporated in Malaysia
"CIMB"	:	CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) (18417-M), a company incorporated in Malaysia

"Commencement Date"	:	The commencement date of the utilisation of transponder capacity under the relevant Tranche, as stipulated under the Agreement
"Dato' Badri"	:	Dato' Haji Badri bin Haji Masri, our Director
"Dato' Khadar"	:	Dato' Mohamed Khadar bin Merican, our Director
"Director(s)"	:	Our director(s) for the time being and shall have the same meaning as in Section 4 of the Act and for the purpose of the Proposed Mandate, includes any person who is or was within the preceding six (6) months of the date on which the terms of the transaction were agreed upon, a director or a chief executive officer of our Company, (or any other company which is our subsidiary or holding company), in accordance with the definition in Chapter 10 of the Listing Requirements
"DTH services"	:	Direct-to-Home digital satellite broadcast pay-television services
"EGM"	:	Extraordinary General Meeting
"Excorp"	:	Excorp Holdings N.V. (76431), our Major Shareholder and a company incorporated in the Netherlands Antilles
"Fee"	:	Fee payable by MBNS for the utilisation of transponder capacity under the Agreement
"GF"	:	Grant Scott Ferguson, a Director of our subsidiaries
"Goal TV"	:	Goal TV Asia Limited (15681/2290), our subsidiary incorporated in Mauritius
"KLCC Holdings"	:	KLCC (Holdings) Sdn Bhd (178368-U), a company incorporated in Malaysia
"KNB"	:	Khazanah Nasional Berhad (275505-K), our Major Shareholder and a company incorporated in Malaysia
"KNB Group"	:	Bodies corporate where KNB has equity interests of 10% or more
"Listing Requirements"	:	Listing Requirements of Bursa Securities
"M1"	:	MEASAT-1
"M2"	:	MEASAT-2
"M3"	:	MEASAT-3
"Maestra"	:	Maestra Broadcast Sdn Bhd (340960-P), our wholly-owned subsidiary incorporated in Malaysia

"Major Shareholder(s)"	:	A person who has an interest or interests in one or more voting shares in our Company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is: (i) equal to or more than 10% of the aggregate of the nominal amounts of all the voting shares in our Company; or (ii) equal to or more than 5% of the aggregate of the nominal amounts of all the voting shares in our Company where such person is the largest shareholder of our Company. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act. For the purpose of the Proposed Mandate, Major Shareholder includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of our Company (or any other company which is our subsidiary or holding company), as defined above.
"Malaysian Mobile"	:	Malaysian Mobile Services Sdn Bhd (73315-V), a Person Connected to our Major Shareholder and a company incorporated in Malaysia
"MAS"	:	Malaysian Airline System Berhad (10601-W), a Person Connected to our Major Shareholder, and a company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"Maxis"	:	Maxis Communications Berhad (158400-V), a Person Connected to our Major Shareholder, and a company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"Maxis Broadband"	:	Maxis Broadband Sdn Bhd (234053-D), a Person Connected to our Major Shareholder and a company incorporated in Malaysia
"Maxis Group"	:	Bodies corporate where Maxis has equity interests of 10% or more
"MBNS"	:	MEASAT Broadcast Network Systems Sdn Bhd (240064-A), our wholly-owned subsidiary incorporated in Malaysia
"MEASAT Publications"	:	MEASAT Publications Sdn Bhd (379611-V), our wholly-owned subsidiary incorporated in Malaysia
"Memorandum of Association"	:	The Memorandum of Association of our Company
"MGB"	:	MEASAT Global Berhad (2866-T), a Person Connected to our Major Shareholder and a company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"MIT"	:	Multimedia Interactive Technologies Sdn Bhd (488331-D), our wholly-owned subsidiary incorporated in Malaysia
"MRC"	:	MEASAT Radio Communications Sdn Bhd (240145-A), our wholly-owned subsidiary incorporated in Malaysia
"MSM"	:	Mohamad Shahrin bin Merican, a Person Connected to our Director, Dato' Khadar
"MSS"	:	MEASAT Satellite Systems Sdn Bhd (247846-X), a Person Connected to our Major Shareholder and a company incorporated in Malaysia

"MTM"	:	Maestro Talent and Management Sdn Bhd (622782-W), our wholly-owned subsidiary incorporated in Malaysia
"NA"	:	Net assets
"PanOcean"	:	PanOcean Management Limited (70421), our Major Shareholder and a company incorporated in Jersey, Channel Islands
"Person(s) Connected"	:	This shall have the same meaning as in Paragraph 1.01, Chapter 1 of the Listing Requirements
"Plus Interactive"	:	Plus Interactive Asia Limited (985457), our subsidiary incorporated in Hong Kong
"PMP"	:	Pan Malaysian Pools Sdn Bhd (171698-P), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
"Proposed Amendments"	:	Proposed amendments to the authorised share capital and the Memorandum and Articles of Association of our Company
"Proposed Mandate"	:	Collectively, the Proposed Renewal of Mandate and Proposed New Mandate
"Proposed New Mandate"	:	Proposed shareholders' mandate to be obtained for additional RRPTs as set out in Appendix II of this Circular
"Proposed Renewal of Mandate"	:	Proposed renewal of the existing shareholders' mandate for RRPTs, which was approved by our shareholders on 18 July 2006 at our EGM and as set out in Appendix II of this Circular
"Proposed Utilisation"	:	Proposed utilisation of transponder capacity on the M3 satellite by MBNS, our wholly-owned subsidiary, for a Fee of RM381.80 million (approximately RM1,336.30 million) to be satisfied in cash
"PSIL"	:	Pacific States Investment Limited (39120), our Major Shareholder and a company incorporated in Jersey, Channel Islands
"RCPS"	:	Redeemable convertible preference shares
"Related Party(ies)"	:	Our Directors, Major Shareholders and/or Persons Connected to such Directors or Major Shareholders who have an interest, direct or indirect, in the RRPTs as set out in Appendices II and III of this Circular
"RHB INVESTBANK"	:	RHB Investment Bank Berhad (19663-P) (*formerly known as RHB Sakura Merchant Bankers Berhad*)
"RLSB"	:	Radio Lebuhraya Sdn Bhd (290272-M), our wholly-owned subsidiary incorporated in Malaysia
"RM"	:	Ringgit Malaysia
"RPS"	:	Redeemable preference shares
"RRPTs"	:	Recurrent related party transactions of a revenue or trading nature which are necessary for day-to-day operations and entered or proposed to be entered into by our Group with our Related Parties in the ordinary course of business
"Share(s)"	:	Ordinary share(s) of 10p each in our Company
"SRGAP"	:	SRG Asia Pacific Sdn Bhd (385851-P), a Person Connected to our Major Shareholders and a company incorporated in Malaysia

"TAK"	:	Ananda Krishnan Tatparanandam, our Major Shareholder
"Tanjong Group"	:	Bodies corporate where Tanjong plc has equity interests of 10% or more
"Tanjong plc"	:	Tanjong Public Limited Company, a Person Connected to our Major Shareholders and a company incorporated in England and Wales (210874), registered as a foreign company in Malaysia (990903-V), and listed on the Main Board of Bursa Securities and the London Stock Exchange plc
"Tayangan Unggul"	:	Tayangan Unggul Sdn Bhd (365949-V), our wholly-owned subsidiary incorporated in Malaysia
"Telekom"	:	Telekom Malaysia Berhad (128740-P), a Person Connected to our Major Shareholder, a company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"TGV"	:	TGV Cinemas Sdn Bhd (305598-W), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
"Time dotCOM"	:	Time dotCOM Berhad (413292-P), a Person Connected to our Major Shareholder, a company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"TPC"	:	Tan Poh Ching, our former Director, who resigned on 1 February 2007
"Tranche(s)"	:	The tranche(s) of utilisation of transponder capacity, as set out in the Agreement
"Tucson"	:	Tucson N.V. (73037), our Major Shareholder and a company incorporated in the Netherlands Antilles
"USD"	:	United States Dollar
"UT Group"	:	Bodies corporate where UTSB has equity interests of 10% or more
"UTES"	:	Usaha Tegas Entertainment Systems Sdn Bhd (252755-X), our Major Shareholder and a company incorporated in Malaysia
"UTHSB"	:	UT Hospitality Services Sdn Bhd (664278-P), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
"Utilisation Period"	:	The period of the utilisation of transponder capacity on the M3 satellite by MBNS, pursuant to the Agreement
"UTP"	:	UT Projects Sdn Bhd (417883-W), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
"UTSB"	:	Usaha Tegas Sdn Bhd (121062-M), our Major Shareholder and a company incorporated in Malaysia
"UTSBM"	:	UTSB Management Sdn Bhd (192357-M), a Person Connected to our Major Shareholders and a company incorporated in Malaysia
"VADS"	:	VADS Berhad (208739-W), a Person Connected to our Major Shareholder, a company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"Yes TV"	:	Yes Television (Hong Kong) Limited (612085), a Major Shareholder of our subsidiaries and a company incorporated in Hong Kong

All references to "our Company" in this Circular mean AAAN, references to "our Group" and "AAAN Group" mean our Company, our subsidiaries and associated companies. References to "we", "us", "our" and "ourselves" mean our Company, or where the context otherwise requires, our Group. All references to "you" in this Circular mean the shareholders of our Company, unless the context otherwise requires.

Words denoting the singular shall include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. References to persons shall include corporations and vice versa.

Any reference to any enactment in this Circular is a reference to that enactment as for the time being amended or re-enacted.

Any reference in time of day in this Circular is a reference to Malaysian time, unless otherwise stated.

EXCHANGE RATE

Unless otherwise stated, the following exchange rate has been used in this Circular:

USD1.00 : RM3.50

[The rest of this page is left blank]

CONTENTS

PAGE

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED UTILISATION CONTAINING:

PART A1

INDEPENDENT ADVICE LETTER TO THE NON-INTERESTED SHAREHOLDERS OF AAAN IN RELATION TO THE PROPOSED UTILISATION CONTAINING:

PAGE

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED MANDATE CONTAINING:

PART C

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AMENDMENTS CONTAINING:

APPENDICES

[The rest of this page is left blank]

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED UTILISATION

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in the United Kingdom:
10 Upper Bank Street
London, E14 5JJ
The United Kingdom

30 June 2007

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Executive Deputy Chairman)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)
Chin Kwai Yoong (Independent Non-Executive Director)

To: Our Shareholders

Dear Sir/Madam

PROPOSED UTILISATION OF TRANSPONDER CAPACITY ON THE MEASAT-3 SATELLITE BY MEASAT BROADCAST NETWORK SYSTEMS SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF ASTRO ALL ASIA NETWORKS plc, FOR A FEE OF USD381.80 MILLION (APPROXIMATELY RM1,336.30 MILLION) TO BE SATISFIED IN CASH

1. INTRODUCTION

On 18 June 2007, CIMB announced on behalf of our Board that MBNS, our wholly-owned subsidiary, had entered into a conditional agreement with MSS, a wholly-owned subsidiary of MGB, for the utilisation of transponder capacity on the M3 satellite.

Further details on the Proposed Utilisation are set out in Section 2 of this Circular.

The Proposed Utilisation is deemed a related party transaction pursuant to the Listing Requirements by virtue of the following:

(i) TAK being a Major Shareholder of our Company, and a Major Shareholder of MGB, with deemed equity interests of approximately 42.35% and approximately 59.56% in the respective issued and paid-up share capital of our Company and MGB, as at 31 May 2007; and

(ii) ARM being a Director and Executive Deputy Chairman of our Company, and also a director of MGB. In addition, he is a director of MSS, MBNS and several other subsidiaries of our Company. ARM has a non-substantial equity interest in the issued and paid-up share capital of our Company as at 31 May 2007. He does not have any equity interest in MBNS, MSS or MGB as at 31 May 2007.

Further details of our Directors' and Major Shareholders' interests in the Proposed Utilisation are set out in Section 10 herein.

In compliance with Paragraph 10.08(4) of the Listing Requirements, RHB INVESTBANK was appointed on 15 June 2007 as the independent adviser to our non-interested shareholders in relation to the Proposed Utilisation.

The Independent Advice Letter from RHB INVESTBANK in relation to the Proposed Utilisation is set out in Part A1 of this Circular.

The purpose of this Circular is to provide you with the relevant information pertaining to the Proposed Utilisation and to seek your approval for the Proposed Utilisation, as set out in the relevant resolution to be tabled at our EGM. The notice of the EGM is enclosed in this Circular.

YOU ARE ADVISED TO READ THE CONTENTS OF PARTS A AND A1 OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED UTILISATION TO BE TABLED AT OUR FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED UTILISATION

On 18 June 2007, MBNS and MSS entered into a conditional agreement for the utilisation of transponder capacity on the M3 satellite by MBNS.

Currently, MBNS is utilising transponder capacity from 5 transponders on the M3 satellite, for a period of 6 months commencing from 1 February 2007 until 31 July 2007. Such transponder capacity utilised by MBNS shall form part of the total transponder capacity under the Agreement. In relation to the current arrangement, MBNS had on 22 December 2006, paid MSS a cash sum of USD4.50 million (approximately RM15.75 million) as a security deposit, which is to be applied towards part-payment of the total Fee (**"Initial Sum"**).

2.1 Utilisation Period

MBNS will utilise transponder capacity from a total of 13 transponders on the M3 satellite, over a period of 14 years and 6 months, commencing from 1 August 2007 until 31 January 2022, in accordance with the terms and conditions of the Agreement.

2.2 Transponder Capacity to be Utilised

Pursuant to the Agreement, MBNS will utilise transponder capacity from a total of 13 transponders on the M3 satellite in 5 Tranches. The number of transponders comprised under each Tranche and the respective Commencement Dates are set out below:

Tranche	Commencement Date	No. of Transponders[(1)]
1	1 August 2007	Initial 5
1A	1 August 2007	Additional 1
2	1 November 2007	Additional 4
3	2009[(2)]	Additional 1
4	2011[(2)]	Additional 2

Notes:

(1) Represents the number of transponders to be utilised for the supply of transponder capacity by MSS to MBNS under the relevant Tranche.

(2) The respective Commencement Dates of Tranches 3 and 4 are dependent on the commencement of operation of the MEASAT-1R satellite, which is presently under construction and is scheduled for launch in 2008. In the event the MEASAT-1R satellite is not operational by the Commencement Dates of Tranches 3 and 4, their respective Commencement Dates shall be deferred until the said satellite is operational. The MEASAT-1R satellite will be MSS' 4th satellite and is designed to have 12 C-band and 12 Ku-band, 36 Megahertz transponders. Upon its launch, the MEASAT 1R satellite will be co-located with the M3 satellite and hence, have coverage over Malaysian and Indonesia as well as other parts of Asia, Australia, Middle East and Africa.

2.3 Acceleration of Utilisation

Subject to the availability of transponder capacity on the M3 satellite and in accordance with the terms of the Agreement, MBNS may accelerate the utilisation of transponder capacity under Tranche 3 and/or Tranche 4 prior to their respective Commencement Dates.

If MBNS elects to accelerate the utilisation of transponder capacity, it shall notify MSS in writing at least 14 days before the intended commencement date of utilisation, stating the proposed commencement date of utilisation and the number of transponders under the relevant Tranche to accelerate the utilisation thereof.

2.4 Total Fee

The Fee is based on the respective fee rates of the Tranches, which vary according to the transponder capacity utilised and the year of utilisation, and will be paid in cash by MBNS to MSS quarterly in advance. Over the Utilisation Period, the average fee rate is USD2.13 million (approximately RM7.46 million) per transponder per annum, with a range of between USD1.80 million (approximately RM6.30 million) and USD2.20 million (approximately RM7.70 million) per transponder per annum.

For illustrative purposes, based on the fee rate of each Tranche, the number of transponders utilised under the 5 Tranches and the respective Commencement Dates of each Tranche, the total Fee is USD381.80 million (approximately RM1,336.30 million).

In addition to the above, MSS has granted MBNS a one-off rebate amounting to USD3.60 million (approximately RM12.60 million) for the Proposed Utilisation, which will be applied against the quarterly payments of the Fee, in accordance with the terms and conditions of the Agreement.

2.5 Utilisation of Additional Transponder Capacity

Subject to the terms and conditions of the Agreement, MBNS may at any time during the Utilisation Period, utilise additional transponder capacity (subject to availability) on the M3 satellite over and above that comprised under the 5 Tranches.

2.6 Salient Terms of the Agreement

The salient terms of the Agreement are set out below:

(MBNS and MSS are referred to herein individually as the "**Party**" and collectively, the "**Parties**")

(i) Utilisation of Transponder Capacity

In consideration of the payment of the Fee, MSS shall supply transponder capacity on the M3 satellite to MBNS on a 24 hours a day, 7 days a week basis for the duration of the Utilisation Period, in accordance with the terms of the Agreement and subject always to MBNS' due compliance of its obligations therein.

MBNS shall have the option to extend the Agreement on the same terms and conditions for a further period as mutually agreed by the Parties upon the expiry of the Utilisation Period, subject to MBNS giving MSS written notice of its intention at least 12 months before the expiry of the Utilisation Period.

(ii) Conditions Precedent

The Agreement is conditional upon the satisfaction of the following conditions precedent on or before 31 July 2007 (or such other dates as may be mutually agreed by the Parties):

(a) the approval of our shareholders for the Proposed Utilisation; and

(b) the approval of the respective Boards of MBNS, MSS, our Company and MGB to the terms and conditions of the Agreement.

(iii) Fee Payments

MBNS shall pay the Fee to MSS quarterly in advance with the first payment falling due within 7 days from 1 August 2007 and subsequent quarterly payments falling due on the first day of each successive quarterly date thereafter, until the quarterly date immediately preceding the expiry of the Utilisation Period. The Parties agree that the Initial Sum shall be applied as part payment of the Fee for the first and second instalment (or until the Initial Sum is fully utilised).

All Fees due and payable by MBNS shall be paid in USD.

(iv) Reservation of Title

Ownership of and all right, title and interest in and to the transponders and/or transponder capacity on the M3 satellite shall remain at all times with MSS and MBNS has no right or interest, whether legal, beneficial or otherwise, in the said transponder or transponder capacity, save for its rights as provided under the Agreement.

(v) Option to Transfer Utilisation to Successor Satellite(s)

MSS grants MBNS an irrevocable option, upon pricing and other terms being agreed upon, to transfer the utilisation of transponder capacity on the M3 satellite to a successor to the M3 satellite at the end of the useful economic life of the M3 satellite, provided the transponder capacity is still being utilised upon the terms in the Agreement.

(vi) Assignment

MBNS may assign, transfer, novate, sub-contract, sublease or otherwise part with all or any of its rights and/or obligations under the Agreement ("**Assignment**") with the prior written consent of MSS, which consent shall not be unreasonably withheld subject to the assignee entering into a direct covenant with MSS, in MSS' prescribed form, to comply with the terms of the Agreement. Any Assignment permitted shall be subordinate to the Agreement and on substantially similar terms, save for necessary consequential changes, and prohibited from further Assignment or any other dealing whatsoever. Notwithstanding any such Assignment, MBNS shall at all times remain fully and primarily responsible for its obligations hereunder.

MSS may effect an Assignment with the prior written consent of MBNS, which consent shall not be unreasonably withheld, but MSS shall remain responsible for its obligations hereunder.

(vii) **Governing Law**

The Agreement shall be governed by and construed in accordance with the laws of Malaysia.

(viii) **Termination**

In the event that MBNS fails to make payment to MSS of any undisputed instalment of the Fee within 30 days of the relevant due date, MSS may upon 7 days prior notice in writing to MBNS terminate the Agreement.

(ix) **Payments on Termination**

On termination of the Agreement by MBNS for any reason or by MSS for breach on the part of MBNS, the remainder of the Fee for the unexpired term of the Utilisation Period is payable by MBNS to MSS in full.

3. FINANCIAL CONSIDERATIONS

3.1 Fee

The Fee was arrived at after negotiations on an arm's length basis and after taking into consideration the best interests of our Company. In addition, the Fee is based on prevailing fee rates associated with the provision of commercial satellite communications services by MSS.

In relation to the above, MBNS will fund the Fee from internally-generated funds.

3.2 Liabilities to be assumed by our Group from the Proposed Utilisation

In accordance with International Financial Reporting Standards as adopted by our Group, the Proposed Utilisation will be recorded as a finance lease and the present value of all future payments for the Fee (net of executory costs) will be disclosed as borrowings in the consolidated balance sheets of our Group.

Save as disclosed above, our Group will not assume any other liability (including contingent liabilities and guarantees) from the Proposed Utilisation.

3.3 Original cost and date of investment in the M3 satellite

MBNS is unable to procure the original cost and date of investment in the M3 satellite from MSS due to commercial reasons.

4. RATIONALE FOR THE PROPOSED UTILISATION

At present, the required transponder capacity of MBNS is supplied by MSS via the M1 satellite, which is utilised by MBNS to provide its DTH services across Malaysia. However, the design lifespan of the M1 satellite is expected to expire by end 2007.

Accordingly, MBNS will need to procure a replacement for its required transponder capacity in order to maintain its DTH services. MBNS has secured the replacement for its required transponder capacity on the M1 satellite through the proposed utilisation of transponder capacity on the M3 satellite. As the newly-launched M3 satellite is co-located with the M1 satellite, the satellite dishes of subscribers of the DTH services would not need to be re-positioned, thereby minimising the re-engineering costs for the said replacement and/or disruption to the DTH services.

In addition, the transponder capacity to be utilised by MBNS will increase from the capacity provided by 4 transponders at present, to a capacity provided by 13 transponders, pursuant to the Agreement. The increase in the transponder capacity utilised will facilitate the enhancement of the products and services of MBNS. Such enhancement will include new programming content, which will cater for the increasing diverse viewing preferences of the subscribers to the DTH services.

5. RISK FACTORS IN RELATION TO THE PROPOSED UTILISATION

The risks in relation to the Proposed Utilisation include (but are not limited to) the following:

5.1 M3 Satellite Malfunction Risk

With the M1 satellite approaching its design lifespan expiry date by end 2007, MBNS shall be solely dependent on the transponder capacity provided by the M3 satellite. The DTH service of MBNS may experience interruption or disruption if the M3 satellite suffers any malfunction. The duration of the interruption or disruption shall depend on the severity of such malfunction. In the event the M3 satellite is unable to resolve such malfunction or suffer from degradation in its satellite communication services, MBNS may not be able to secure any replacement transponder capacity from other satellite communications service providers such that an acceptable level of service is provided to its DTH service subscribers. Even if there are alternative satellites with sufficient transponder capacity available for the requirements of the DTH service of MBNS, such satellites would need to be repositioned to be co-located with the M3 satellite. If such satellites could be co-located with the M3 satellite, MBNS would be required to re-position its DTH service subscribers' satellite dishes. Accurate re-pointing requires specialist tools and expertise, and in the event of the failure of the M3 satellite, an extensive period of time is required to accurately re-position all existing DTH service subscribers' dishes to an alternative satellite. As such, any malfunction of the M3 satellite such that the DTH service of MBNS will suffer long-term interruption or disruption, will have a material adverse effect on the results of operations and financial condition of MBNS and our Company.

5.2 Risks Related to the Operating Licence of MSS

MSS is the sole licensed commercial satellite operator in Malaysia. MSS was granted the relevant licences by the Minister of Energy, Water and Communications, to own and operate commercial satellites under the name of MEASAT. In the event such licence is revoked by the Minister, MBNS would be required to secure replacement transponder capacity from other foreign satellite communications services providers. Please refer to Section 5.1 above for the effects of securing such replacement on the DTH service, results of operations and financial condition of MSS and our Company. Any revocation or suspension of MSS' licences by the Minister can only occur if MSS fails to comply with any conditions attached to the licences, subject further to any such revocation or suspension following due process under the law and upon the Minister being advised by the regulator, the Malaysian Communications and Multimedia Commission. However, there is no assurance that the aforementioned licences granted to MSS will not be revoked by the Minister.

5.3 Legal Risk

MBNS and our Company may be subject to legal risk with financial implications as a result of indemnities, warranties, undertakings given or to be given pursuant to the Agreement or any documents executed in connection to the Proposed Utilisation. MBNS and our Company have ensured and will ensure that the indemnities, warranties and undertakings given or to be given are in the best interests of MBNS and our Company. However, there is no assurance that MBNS and our Company would not be exposed to any legal action in relation thereto.

5.4 Completion Risk

The completion of the Proposed Utilisation may be subject to many uncertain external factors and risks, and hence the benefit accruing from the Proposed Utilisation for MBNS and our Company may not be realised. There is no assurance that the Proposed Utilisation would be completed as contemplated by MBNS and our Company, and the benefit accruing to the Proposed Utilisation can be timely realised.

6. BACKGROUND INFORMATION ON THE M3 SATELLITE AND MSS

6.1 M3 Satellite

The M3 satellite is a high-power commercial communications satellite, based on the Boeing 601HP bus and built by Boeing Satellite Systems Inc. Launched on 12 December 2006, it has a design lifespan of 15 years. The M3 satellite has 24 C-band and 24 Ku-band, 36 Megahertz transponders.

The M3 satellite is one of the region's most technologically advanced satellites, providing 300% more capacity at the key 91.5 degrees East longitude orbital location. The satellite has been designed with a C-band payload capable of reaching more than 100 countries, representing 70% of the world's population, and the most powerful Ku-band DTH coverage for over 160 million television households in Malaysia, Indonesia and South Asia.

6.2 MSS

MSS was incorporated as a private company limited by shares in Malaysia on 28 August 1992 under the Act. The present authorised share capital of MSS is RM300,000,001 comprising 300,000,000 ordinary shares of RM1.00 each and 1 Non-voting Redeemable Preference Share of RM1.00. The current issued and paid-up share capital of MSS is RM300,000,000 comprising 300,000,000 ordinary shares of RM1.00 each.

MSS is involved in the operation of a regional satellite network and investment holding. MSS is the sole licensed commercial satellite operator in Malaysia.

As at 31 May 2007, the directors of MSS are:

Name	**Designation**
Tun Haji Mohammed Hanif bin Omar ("**THO**")	Director
ARM	Director
Khoo Teng Bin ("**KTB**")	Director
Simon Cathcart	Alternate Director to KTB

As at 31 May 2007, save as disclosed below, none of the directors of MSS has any interest, direct or indirect, in MSS, MBNS, MGB and/or AAAN:

(i) THO has a deemed equity interest over 177,446,535 Shares representing 9.18% of the paid-up share capital of our Company;

(ii) ARM has a non-substantial equity interest in our Company. In addition, he also holds options over unissued Shares pursuant to our Company's 2003 ESOS and 2003 MSIS. Please refer to Section 10(ii) herein for details of his interests in our Company; and

(iii) KTB has a direct equity interest over 297,500 Shares representing 0.02% of the paid-up share capital of our Company.

7. EFFECTS OF THE PROPOSED UTILISATION

7.1 Share Capital and Major Shareholders' Shareholdings

The Proposed Utilisation will not have any impact on the share capital of our Company and our Major Shareholders' shareholdings in our Company, as the Fee will be satisfied entirely in cash.

7.2 Earnings

The Proposed Utilisation is integral to the day-to-day operations of MBNS and hence, will contribute to the future earnings of our Group.

7.3 NA, NA per Share and Gearing

For illustrative purposes only, on the assumption that the Proposed Utilisation had been completed on 31 January 2007, the proforma effects of the Proposed Utilisation on our Group's consolidated NA, NA per Share and gearing are derived based on the accounting policies adopted in the audited consolidated financial statements of our Group for the year ended 31 January 2007, and are as follows:

	Audited as at 31 January 2007 (RM 000)	After the Proposed Utilisation (RM 000)
Share capital	1,199,194	1,199,194
Share premium	27,643	27,643
Merger reserve	518,446	518,446
Exchange reserve	(30,656)	(30,656)
Hedging reserve	12,008	12,008
Other reserve	58,798	58,798
Retained earnings	56,430	56,430
NA (1)	1,841,863	1,841,863
Minority Interests	5,522	5,522
Equity	1,847,385	1,847,385
Number of Shares in issue ('000)	1,932,776	1,932,776
NA per Share (RM)	0.95	0.95
Borrowings(2)	28,309	(3)796,321
Gearing ratio (times)	0.02	(3)0.43

Notes:

(1) NA refers to the net assets attributable to the shareholders of our Company as defined in Paragraph 1.01 of the Listing Requirements.

(2) Includes all interest bearing debts.

(3) The increase in the borrowings and gearing of our Group after the Proposed Utilisation is attributable to the sum of the net present value of all future quarterly Fee (net of executory costs). The actual increase in the borrowings and gearing of our Group may vary if:

(i) MBNS elects to accelerate the utilisation of transponder capacity under Tranche 3 and/or Tranche 4, as disclosed in Section 2.3 herein; or

(ii) The respective Commencement Dates of Tranche 3 and/or Tranche 4 are deferred due to the delay in the launch of the MEASAT-1R satellite, as disclosed in Section 2.2 herein.

7.4 Dividend policy

The Proposed Utilisation is not expected to have any impact on the dividend policy of our Company.

8. APPROVALS REQUIRED

Apart from your approval, the Proposed Utilisation is subject to, and conditional upon approvals being obtained from the following:

(i) the lenders to our Group, if required; and

(ii) any other relevant authorities, parties or bodies.

The respective applications to the local authorities for the Proposed Utilisation, if required, are expected to be made within 2 months from the date of this Circular.

9. ESTIMATED TIMEFRAME FOR COMPLETION

We expect to complete the Proposed Utilisation within the second half of 2007.

10. DIRECTORS', MAJOR SHAREHOLDERS' AND PERSONS CONNECTED'S INTERESTS

Save as disclosed below, none of our Directors or Major Shareholders, or Persons Connected to them, has any interest, direct or indirect, in respect of the Proposed Utilisation:

(i) Interested Major Shareholder

TAK is a Major Shareholder of our Company with a deemed equity interest over 819,082,908 Shares representing 42.35% of the share capital of our Company as at 31 May 2007.

TAK is also a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each in the paid-up share capital of MGB, representing approximately 59.56% of the paid-up share capital of MGB as at 31 May 2007, held via MEASAT Global Network Systems Sdn Bhd, a wholly-owned subsidiary of MAI Holdings Sdn Bhd, in which he has a 99.99% direct equity interest.

Premised on the above, TAK is deemed interested in the Proposed Utilisation and will therefore abstain from voting on the Proposed Utilisation in respect of his shareholdings, direct or indirect, at the forthcoming EGM of our Company. TAK has undertaken that he shall ensure that Persons Connected to him will abstain from voting in respect of their respective direct and indirect shareholdings on the resolution for the Proposed Utilisation.

(ii) Interested Director

ARM is a Director and Executive Deputy Chairman of our Company. He is also a director of MBNS and several subsidiaries of our Company. As at 31 May 2007, ARM has a direct equity interest over 1,000,000 Shares representing 0.05% of the paid-up share capital of our Company held through a nominee. ARM also holds 2,970,800 options over unissued Shares pursuant to our Company's 2003 ESOS and 1,350,000 options over unissued Shares pursuant to our Company's 2003 MSIS as at 31 May 2007.

ARM is a director of both MSS and MGB. He does not have any equity interest in MSS or in MGB as at 31 May 2007, and he is not deemed to have any equity interest in the shares of MBNS.

As such, ARM is deemed interested in the Proposed Utilisation. He has accordingly abstained and will continue to abstain from deliberating and voting at the relevant Board meetings in respect of the Proposed Utilisation. In addition, he will also abstain from voting in respect of his shareholdings in our Company, direct or indirect, on the Proposed Utilisation at the EGM of our Company. He has undertaken that he shall ensure that Persons Connected to him abstain from voting in respect of their respective direct and indirect shareholdings on the resolution for the Proposed Utilisation.

11. INDEPENDENT ADVISER

In compliance with Paragraph 10.08(4)(b) of the Listing Requirements, RHB INVESTBANK was appointed 15 June 2007 as the independent adviser to the non-interested Directors and non-interested shareholders of our Company, in relation to the Proposed Utilisation. Accordingly, RHB INVESTBANK had on 27 June 2007, confirmed to Bursa Securities on its eligibility to act as an independent adviser for the Proposed Utilisation.

12. DIRECTORS' RECOMMENDATION

Your Board (with the exception of ARM) having carefully considered all aspects of the Proposed Utilisation, is of the opinion that the Proposed Utilisation is in the best and long term interests of our Company and our shareholders.

Accordingly, your Board (with the exception of ARM) recommends that you vote in favour of the ordinary resolution pertaining to the Proposed Utilisation to be tabled at our forthcoming EGM.

13. OTHER CORPORATE PROPOSALS

As at 31 May 2007, save for the Proposed Utilisation and as disclosed below, there are no outstanding proposals which have been announced but pending implementation.

(i) On 3 December 2004, our Company announced an internal restructuring of certain of our subsidiaries to streamline our group structure ("**Internal Restructuring**"). The completion of the Internal Restructuring will result in the winding-up of Radio Advertising and Programming Systems Sdn Bhd ("**RAPS**"). On 5 January 2006, RAPS commenced a member's voluntary winding-up. As at 31 May 2007, the said winding-up of RAPS is still pending.

(ii) Pursuant to a conditional subscription and shareholders' agreement dated 11 March 2005, our Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in a joint venture to provide multi-channel digital satellite pay-television and multimedia services in Indonesia, via PT Direct Vision ("**PTDV**"). This agreement has since been allowed to lapse and the said parties are currently in discussions to restructure and finalise the completion of the said joint venture.

(iii) On 5 April 2007, South Asia Entertainment Holdings Limited ("**SAEHL**") entered into a conditional share subscription agreement and a conditional shareholders agreement with Kalanithi Maran and Kavery Kalanithi ("**Maran Group**"), and Sun Direct TV Private Limited ("**Sun Direct**") for the provision of DTH services in India ("**Proposed Joint Venture**"). Pursuant to the Proposed Joint Venture, SAEHL will fund up to USD166 million over a period of 3 years to acquire a 20% stake in Sun Direct, subject to the approval of the shareholders of our Company, which was obtained on 25 June 2007. As at 31 May 2007, the Proposed Joint Venture is still pending completion.

(iv) On 19 April 2007, our Group announced an internal reorganisation to streamline our group structure, which involves the following:

(a) the transfer of the entire equity interests held by our Company in APSB and MTM, to ASTRO Entertainment Sdn Bhd ("**AESB**"); and

(b) the transfer of the entire equity interests held by APSB in Nusantara Seni Karya Sdn Bhd (*formerly known as ASTRO Icon Sdn Bhd*) to AESB.

As at 31 May 2007, the said internal reorganisation is pending completion.

(v) As at 31 May 2007, all proceeds raised during the initial public offering of our Company have been utilised except for the amount of approximately RM19 million, which was proposed to be for the payment for equity in an associated company namely, TVB Publishing Holding Limited, which has not been called to date.

The Proposed Utilisation is not conditional upon any of the abovementioned proposals or any other corporate exercise/scheme.

14. EGM

Our EGM will be held on Thursday, 26 July 2007 at 11:45 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, 50088 Kuala Lumpur, Malaysia, or any adjournment thereof, for the purpose of considering and, if thought fit, passing the ordinary resolution as set out in the notice of our EGM herein to approve and give effect to the Proposed Utilisation.

You may appoint a proxy or proxies to attend and vote on your behalf. If you wish to do so, you must deposit the Form of Proxy with our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the EGM or any adjournment thereof.

However, the lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

15. FURTHER INFORMATION

You are requested to refer to the relevant appendices for further information.

Yours faithfully
For and behalf of the Board of
ASTRO ALL ASIA NETWORKS plc

Dato' Haji Badri bin Haji Masri
Chairman/Non-Executive Director

PART A1

INDEPENDENT ADVICE LETTER TO THE NON-INTERESTED SHAREHOLDERS OF AAAN IN RELATION TO THE PROPOSED UTILISATION

Joint Sponsor :
invest
malaysia
2007

RHB◆INVESTBANK
Corporate Finance • Capital Markets • Securities

30 June 2007

To: The non-interested shareholders of AAAN

Dear Sir/Madam,

PROPOSED UTILISATION OF TRANSPONDER CAPACITY ON THE MEASAT-3 SATELLITE BY MEASAT BROADCAST NETWORK SYSTEMS SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF ASTRO ALL ASIA NETWORKS PLC, FOR A FEE OF USD381.80 MILLION (APPROXIMATELY RM1,336.30 MILLION) TO BE SATISFIED IN CASH ("PROPOSED UTILISATION")

This Independent Advice Letter ("IAL") is prepared for inclusion in the Circular to Shareholders of AAAN dated 30 June 2007 ("Circular") relating to inter-alia, the Proposed Utilisation. All definitions used in this IAL shall have the same meanings as the words and expressions as defined in the Circular, except where the context herein requires otherwise or as otherwise defined herein.

1. INTRODUCTION

On 18 June 2007, CIMB announced on behalf of the Board that MBNS, a wholly-owned subsidiary of AAAN, had entered into a conditional agreement with MSS, a wholly-owned subsidiary of MGB, for the utilisation of transponder capacity on the M3 satellite, further details of which are set out in Section 2 of Part A of the Circular.

After taking into consideration the interests of a director and a major shareholder in the Proposed Utilisation as set out in Section 10, Part A of the Circular, the Proposed Utilisation is deemed a related party transaction under Paragraph 10.08 of the Listing Requirements.

As such, in accordance with Paragraph 10.08 of the Listing Requirements, RHB INVESTBANK has been appointed as the Independent Adviser to advise the non-interested Directors and non-interested shareholders of AAAN in relation to the Proposed Utilisation. RHB INVESTBANK had on 27 June 2007 confirmed to Bursa Securities of its eligibility to act as the Independent Adviser for the Proposed Utilisation.

Further, AAAN has also engaged Euroconsult as independent market expert to provide an assessment and opinion on the fairness of the terms and conditions of the Proposed Utilisation under the Agreement. A copy of the letter issued by Euronconsult on its assessment and opinion on the Proposed Utilisation is attached as Appendix VI of the Circular.

RHB INVESTMENT BANK BERHAD (19663-P) Formerly known as RHB Sakura Merchant Bankers Berhad
(A Participating Organization of Bursa Malaysia Securities Berhad)
Level 9, Tower Three, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.
Tel: +603-92873888 Fax: +603-92878000 www.rhbinvestbank.com

Euroconsult is a leading international research and consulting company based in France specialising in space, satellite communications and broadcasting with over 500 clients in 48 countries. It carries out assignments including independent assessment of business plans, market analysis, financial valuations, risk assessments and feasibility studies for international companies *(Source:http://www.euroconsult-ec.com/references.php)*. Euroconsult has become a worldwide reference for research and advice at each step of the value chain in the satellite industry including satellite manufacturers, satellite operators, satellite service providers, launch and services equipment, space agencies, television platforms & channels as well as bankers, investors and insurers since its establishment in 1973 *(Source: http://www.euroconsult-ec.com/aboutus.php)*.

The purpose of this IAL is to provide the non-interested shareholders of AAAN with an independent evaluation on the fairness and reasonableness of the Proposed Utilisation and our recommendation thereon.

NON-INTERESTED SHAREHOLDERS OF AAAN ARE ADVISED TO READ AND CONSIDER CAREFULLY THE CONTENTS OF THIS IAL AND PART A OF THE CIRCULAR TOGETHER WITH THE APPENDICES AND TO CONSIDER CAREFULLY THE RECOMMENDATION CONTAINED HEREIN BEFORE VOTING ON THE ORDINARY RESOLUTION TO GIVE EFFECT TO THE PROPOSED UTILISATION TO BE TABLED AT THE FORTHCOMING EGM.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR ANY OTHER PROFESSIONAL ADVISER IMMEDIATELY.

2. LIMITATION TO THE EVALUATION OF THE PROPOSED UTILISATION

RHB INVESTBANK has not been involved in the formulation or any deliberations and negotiations pertaining to the Proposed Utilisation. As the Independent Adviser, RHB INVESTBANK has evaluated the Proposed Utilisation and in forming our opinion on the fairness and reasonableness of the Proposed Utilisation, we have taken note of pertinent issues which we believe are of general importance to an assessment of the implications of the Proposed Utilisation and therefore of concern to the non-interested shareholders of AAAN. Our role as Independent Adviser does not extend to expressing any opinion on the commercial merits of the Proposed Utilisation, which remains the sole responsibility of the Board. Where comments or points of consideration are included on certain pertinent matters which may be commercially oriented, these are incidental to our overall evaluation and concern matters which we may deem material for disclosure. Further, our terms of reference does not include us rendering an expert opinion on legal, accounting and taxation issues relating to the Proposed Utilisation.

In the evaluation of the Proposed Utilisation, RHB INVESTBANK has not given consideration to the specific investment objectives, financial situation and particular needs of any individual shareholder or any specific group of shareholders. RHB INVESTBANK's evaluation is rendered solely for the general benefit of the non-interested shareholders collectively. We recommend that any individual shareholder or any specific group of shareholders who may be in doubt as to the actions to be taken or who require advice in relation to the Proposed Utilisation within the context of their individual objectives, financial situations or particular needs, to consult their respective stockbroker, bank manager, solicitor, accountant or any other professional adviser.

In performing our evaluation, we have relied mainly on the following sources of information/documents:

(i) information contained in Part A of the Circular and the appendices attached thereto;
(ii) the Agreement;
(iii) independent market expert report dated 21 June 2007 on the fairness of the terms and conditions of the Proposed Utilisation under the Agreement issued by Euroconsult ("Euroconsult Expert Report");
(iv) discussion with and confirmation by the Directors and senior management of AAAN and other relevant documents and information furnished by the Directors and senior management of AAAN; and
(v) other publicly available information.

We have not independently verified the abovementioned information and documents for its accuracy, validity and/or completeness and express no opinion on any such information/documents. In formulating our recommendation, we have also relied on the reasonableness, accuracy and completeness of the information/documents provided by AAAN.

We have obtained a responsibility statement from the Directors of AAAN that all material facts, financial and other information essential to our evaluation have been disclosed to us and that they have seen this IAL and they, individually and collectively, accept full responsibility for the accuracy of the information contained in this IAL and confirm that, after making all reasonable enquiries, and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein false or misleading.

3. EVALUATION OF THE PROPOSED UTILISATION

In our evaluation of the Proposed Utilisation, we have considered the following:

3.1 Rationale for the Proposed Utilisation;
3.2 Fee to be paid by MBNS in consideration of the Proposed Utilisation;
3.3 Competitive advantages of the M3 satellite;
3.4 Other salient terms of the Agreement;
3.5 Risk Factors; and
3.6 Effects of the Proposed Utilisation.

3.1 Rationale for the Proposed Utilisation

The rationale for the Proposed Utilisation as extracted from Section 4, Part A of the Circular is as follows:

"At present, the required transponder capacity of MBNS is supplied by MSS via the M1 satellite, which is utilised by MBNS to provide its DTH services across Malaysia. However, the design lifespan of the M1 satellite is expected to expire by end 2007.

Accordingly, MBNS will need to procure a replacement for its required transponder capacity in order to maintain its DTH services. MBNS has secured the replacement for its required transponder capacity on the M1 satellite through the proposed utilisation of transponder capacity on the M3 satellite. As the newly-launched M3 satellite is co-located with the M1 satellite, the satellite dishes of subscribers of the DTH services would not need to be re-positioned, thereby minimising the re-engineering costs for the said replacement and/or disruption to the DTH services.

In addition, the transponder capacity to be utilised by MBNS will increase from the capacity provided by 4 transponders at present, to a capacity provided by 13 transponders, pursuant to the Agreement. The increase in the transponder capacity utilised will facilitate the enhancement of the products and services of MBNS. Such enhancement will include new programming content, which will cater for the increasing diverse viewing preferences of the subscribers to the DTH services."

a) Minimising re-engineering costs for replacement of existing transponder capacity

Prior to the launch of the M3 satellite, all of the transponder capacity requirements for MBNS' DTH Services (which are provided under the brand name 'ASTRO'), were met via the M1 satellite, which is located on the 91.5 East degree longitude orbital position ("91.5°E Geostationary Orbital Position"). As the design lifespan of the M1 satellite is expected to expire by end 2007 (at the end of the current M1 satellite transponder lease agreement), MBNS has to ensure that its transponder capacity requirements continue to be met after this date or face disruption in MBNS' ASTRO services. In order for ASTRO's programme content to be received by its subscribers, the receiver dishes located at subscribers' homes have to be pointed at the abovementioned orbital position. As at 31 January 2007, ASTRO had a total of approximately 2.0 million subscribers (*Source: AAAN Q4 Quarterly Report Ended 31 January 2007*), all of which have their receiver dishes pointed towards the 91.5°E Geostationary Orbital Position.

In this connection, the 91.5°E Geostationary Orbital Position has been allocated for use by Malaysia by the International Telecommunications Union, and MSS has exclusive use of this orbital position. As such, if MBNS were to consider transponder capacity provided by other satellite operators (assuming other technical requirements are met) located at other orbital positions, MBNS would have to undertake an exercise to repoint all of its existing subscribers' receiver dishes to another orbital position which would entail substantial costs and significant disruption to ASTRO subscribers. As the M3 satellite is co-located with the M1 satellite at the 91.5°E Geostationary Orbital Position, a repointing exercise for its existing ASTRO subscribers would not be necessary if MBNS utilises the M3 satellite for the continued supply of its required transponder capacity.

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Further, we note that MBNS would stand to benefit from the competitive advantages offered by the M3 satellite (aside from transponder capacity) resulting from the Proposed Utilisation, most of which are currently being gained through the utilisation of the M1 satellite and the existing use of the M3 satellite via the interim transponder capacity supply agreement entered into between MSS and MBNS on 19 December 2006 (whereby MBNS is currently utilising transponder capacity from 5 transponders on the M3 satellite from 1 February 2007 to 31 July 2007, which forms part of the total transponder capacity under the Agreement). Please refer to Section 3.3 of this IAL for further information on the competitive advantages of the M3 satellite in relation to the Proposed Utilisation.

b) **Facilitate the enhancement of the products and services of MBNS**

As part of the growth strategy of ASTRO, MBNS intends to continue to enhance its ASTRO service offerings through the provision of additional pay and premium channels as well as expanded interactivity *(Source: Press release 21 March 2007: "ASTRO Poised for Continued Growth", www.astroplc.com)*, which require additional transponder capacity. The deployment of the M3 satellite at the 91.5°E Geostationary Orbital Position will boost MSS' satellite capacity at its key orbital location by some 300 per cent *(Source: Press release 25 January 2007: "MEASAT-3 enters Commercial Service", www.measat.com)*. As such, the Proposed Utilisation would enable MBNS to utilise the capacity required to facilitate the provision of these products and services over the 15 year design life of the M3 satellite.

In this regard, we note that the additional capacity supplied by M3 (which has 24 C-band and 24 Ku-Band, 36 Megahertz transponders) under the interim transponder capacity supply agreement (as set out in Section 3.1(a) above) has already facilitated the launch of an additional 10 new channels on ASTRO as of June 2007.

3.2 Fee to be paid by MBNS in consideration of the Proposed Utilisation

Pursuant to the Agreement, the Fee is based on the respective fee rates of the Tranches, which vary according to the transponder capacity utilised and the year of utilisation, and will be paid by MBNS to MSS quarterly in advance.

Further, as noted from Section 2 of Part A of this Circular, pursuant to the Agreement, MBNS will utilise transponder capacity from 13 of M3's 24 Ku-band transponders on the M3 satellite in 5 Tranches over a period of 14.5 years commencing from 1 August 2007 until 31 January 2022 for a total Fee of USD381.80 million (approximately RM1,336.30 million). Based on the terms of the Agreement, this equates to an average Fee of approximately USD2.13 million per transponder per annum over the said period, with a range of approximately USD1.80 million to USD2.20 million per transponder per annum.

3.2.1 *Background on transponder price formation*

The price of transponder leases is usually determined by bidding or negotiated on a case-by-case basis, and depends on a number of variables. As markets became increasingly competitive, satellite operators had generally relied on tariff manuals and rate cards until a few years ago. Prices are also rarely disclosed, which makes the market far from transparent and, together with the specificities of many transactions, tends to make comparisons difficult.

Most operators offer volume discounts for leases involving multiple transponders or spanning many years, as well as for capacity paid in advance of a satellite's launch. Inversely, they may charge a premium for small, short-term or last-minute leases. High-power transponders and capacity protected against failures by an in-orbit backup satellite command higher prices. Prices also tend to vary with frequency bands, since in most regions C- and Ku-band transponders are not equally in demand.

In the case of television, operators are usually able to charge a substantial premium for the use of satellites which draw a particularly large audience because of the "video neighborhood" of popular channels they carry; prices in this case can be proportional to a channel's audited audience. A video neighborhood is an industry expression designating a group of popular television channels carried together on a satellite or a cable network which, because of the large audience they draw, encourage other broadcasters to seek carriage on the same satellite or network. The anchor customers (i.e., DTH broadcasters) which supply such channels may then be granted preferential prices given the business their video neighborhood will attract.

However, in time such DTH broadcasters also become highly dependent on the particular satellite they utilise, since switching to another satellite in a different orbital position (i.e., at a different longitude) would require repointing all subscriber antennas, which can entail very substantial costs and significant disruption. Satellite operators can then be placed in a favorable bargaining position, but are then required to provide a very high grade of service reliability and protection. This is the case with MSS, since Astro has over 2 million customers in Malaysia with dishes pointed at its 91.5°E Geostationary Orbital Position. In competitive markets repointings also carry the risk that some subscribers will, on that occasion, be enticed to churn to another television service, but this risk is somewhat irrelevant to ASTRO in Malaysia where its satellite broadcasting license is exclusive until 2017.

(Source: Euroconsult Expert Report)

3.2.2 *Pricing Trends*

Overcapacity and the financial difficulties of many customers have put significant pressure on transponder prices in Asia since 2000. Price erosion was particularly marked at the top of the price range, where prices are formed mainly by leases to television broadcasters. In more recent years, however, satellite operators in Asia have generally reported stable prices, as demand from telecommunications and television customers continued to grow slowly while operators showed greater restraint in launching additional satellites, or concentrated on competitive advantages.

According to telecommunication service providers, low-to medium-power transponders of the type used primarily for voice and data applications have been readily available in Asia in 2005-06 at USD600,000 to USD1.2 million per year. Capacity in this price range can usually be found in either C- or Ku-band, though in Asia telecommunication services tend to rely preferentially on C-band. However, such transponders are neither powerful enough, nor usually associated with the right geographic coverage, to be suitable for a DTH television service such as ASTRO, and as noted previously the satellite capacity used for telecommunications services is largely commoditised and tends to be priced significantly below that used by television broadcasters. The prices paid by broadcasters for premium, high-power television transponders are more difficult to ascertain, as transactions are much fewer in number, their details are rarely disclosed. Further, the Board notes that the Ku-band is relatively little used in South East Asia as compared to Europe and the United States because traditional regional satellites do not provide sufficient power to overcome the high rain attenuation of Ku-band signals experienced in this region when used with small, low-cost domestic satellite dishes.

A summary of broad pricing trends for transponder capacity is as follows:

(i) The four other publicly-traded satellite operators in Asia, which operate the Asiasat, Apstar, Palapa and Thaicom systems, reported 2006 results implying average lease revenues per utilised transponder in the range of USD0.95-1.7 million. However, these averages are based on a diverse mix of customers and in particular include revenues from telecommunications services, which, because they can migrate much more easily between satellites, tend to be priced well below television broadcasting; and from satellites which, because of their coverage, frequency bands, lack of available capacity or power levels, would in fact be unsuitable for MBNS' purposes.

The Asiasat, Apstar and Palapa satellites carry a number of isolated television channels for distribution to cable networks or terrestrial retransmitters and in a few cases directly to subscribers, but none intended as part of a DTH platform such as ASTRO. So far, their operators have had little incentive to invest in the sort of transponder capacity which DTH television requires, as until recently such platforms have remained essentially undeveloped in their home markets of China and Indonesia, and the platforms which did exist (e.g., in Malaysia) had, from their origin, long-term carriage agreements which made them inaccessible.

(ii) United Broadcasting Corp. ("UBC"), the Thai DTH television broadcaster now known as TrueVision, reported transponder lease costs of Thailand Baht 160.7 million for 2003 implying an annual rate of USD1.2 million per transponder. At the time, UBC was utilising four transponders on the Thaicom 3 satellite of Shin Satellite plc, under a 12-year lease signed in 1996 which apparently also gave it access to a fifth transponder. In early 2003, however, Thaicom 3 experienced a serious power malfunction which reduced its capacity and disrupted UBC's service for several weeks, for which it had to compensate subscribers. These issues, along with the facts that other Thaicom satellites were fully leased and effectively unable to back up Thaicom 3, and that Thaicom 3's signal over Thailand was about 2 Decibel Watts less powerful than that of M3 over Malaysia (despite comparable climatic conditions), are considered to explain at least in part the comparatively low price reported by UBC, although actual details of UBC's lease agreements, nor whether the prices still applied to TrueVision today are not publicly available. Further, Thaicom 3 has since been replaced by a newer satellite.

(iii) In India, Tata Sky Ltd. ("Tata Sky"), a DTH television provider, is reportedly charged about USD22 million per year for 12 transponders on Insat 4A, a government-owned satellite, or about USD1.9 million per transponder. Lower prices of USD1.1-USD1.5 million per year have been reported for other television projects. However, transponder rates on Insat satellites are set by the government with the principal aim of encouraging satellite applications rather than of generating profits, and in the case of capacity used for telecommunications have tended to be about 30% below Asian market rates.

(iv) DTH broadcasters in the more advanced Asian markets of Japan, Australia and New Zealand are known to pay much higher rates for their high-power Ku-band capacity than reported for UBC or Tata Sky. JSat Corp. ("JSat"), a Japanese operator, reported in 2002 that it charged broadcasters Japanese Yen 400 million (USD3.2 million) per year for transponders on its principal television satellite, plus a fee prorated on their subscriber numbers, to a maximum of Japanese Yen 1,550 million (USD12.4 million) per year for a transponder attracting an audience of 5 million or more. These prices have often been discounted, but transponder rates in Japan tend to be substantially higher than in the rest of Asia (which few Japanese satellites cover).

SingTel Optus, an Australian operator, is estimated to charge around USD3-4 million per year for low- to medium-volume leases of its high-power television transponders, and an annual rate of about Australian Dollar 2.8 million (currently about USD2.3 million) to Foxtel, whose 14-transponder lease and pre-launch commitment to the Optus C1 satellite are likely to entitle it to a significant volume discount. Sky TV, a DTH broadcaster in New Zealand, has reported transponder costs for 2006 implying a similar annual lease rate of New Zealand Dollar 3.6 million (about USD2.7 million) for equivalent transponders on the Optus B1 satellite. Both Optus B1 and Optus C1 are significantly less powerful satellites than the M3 satellite, although the atmospheric conditions to be overcome by satellite signals are generally less severe in Australia than in Malaysia.

(v) In Europe, SES Astra, which operates multiple television satellites, had revenues per transponder on the order of Euro 3.5 million (about USD4.3 million) in 2006, a relatively moderate decrease from about Euro 4 million (about USD5 million) in 2004 despite intense competition in some European countries. Eutelsat, its principal competitor in Europe, which derives over 80% of its revenues from television and principally from DTH broadcasting, generated about Euro 2.2 million (about USD2.7 million) per utilised transponder over its last fiscal year ended 30 June 2006, a lower figure believed to reflect the greater share of non-broadcasting business.

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Summary of transponder pricing comparisons


millions of U.S. dollars per 36-MHz equivalent transponder per year
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Proposed rate to Astro
$1.8-2.2m
Other Asian operators Average revenues (2006)
Thaicom $1.7m
Asiasat $1.4m
Palapa $1.3m
Apstar $0.95m
Rates to other DTH platforms in Asia
Thaicom 3 rate to UBC (2003) $1.2m
Insat 4 rate to Tata Sky $1.9m
Optus B1/D1 rate to Sky TV $2.7m
Optus C1 rate to Foxtel $2.3m
JSat 110 rate to broadcasters (2002) $3.2m plus fee prorated on audience
Prices in Europe
SES Astra average revenue (2006) $4.3m
Eutelsat average revenue (2005-06) $2.7m

(Source: Except where otherwise stated, the Euroconsult Expert Report)

After taking into consideration the publicly available information on transponder prices, as well as the technical differences among satellites (as noted in the Euroconsult Expert Report) *vis-a-vis* different requirements as detailed above, the range of the fee rate of USD1.80 million and USD2.20 million per transponder per annum pursuant to the Agreement is consistent with the overall pricing trends in the transponder capacity market for television broadcasting.

3.3 Competitive advantages of the M3 satellite

In assessing the fairness and reasonableness of the Proposed Utilisation, we also note that the M3 satellite offers the following significant competitive advantages (as highlighted in the Euroconsult Expert Report) which enables it to specifically meet the requirements of MBNS:

(i) *Ku-band coverage over Malaysia*

Very few satellites provide nationwide coverage of Malaysia in Ku-band, the frequency range used by MBNS for the provision of ASTRO services. Because of Malaysia's size and tropical climate, the full coverage of Malaysia is very demanding in terms of on-board satellite power.

These difficulties, together with the regulatory barriers extant in Malaysia and the dispersed nature of the required coverage area (West and East Malaysia), have deterred most satellite operators. Finally, Measat satellites at 91.5°E Geostationary Orbital Position appear at high elevations over the horizon in Malaysia, and thus minimise the risk that their signals will be attenuated by atmospheric moisture or blocked by obstacles such as mountains or buildings.

Outside of the Measat fleet, nationwide Ku-band coverage of Malaysia is available only from NSS 6 and AMC 23, the two satellites of SES Global, from iPStar, a satellite of Thai operator Shin Satellite, and from the ST-1 satellite of SingTel. In addition, Indosat's Palapa C2 satellite covers parts of Malaysia. However, these competing satellites are all significantly less powerful than M3 or than required by MBNS. Further, ST-1 and NSS 6 are believed to not have any excess capacity. NSS 6 covers Indonesia only in parts of two larger and separate beams; and AMC 23's low power, very low elevation over Malaysia and overall optimisation for telecommunications would make it largely unusable by MBNS for the provision of ASTRO services.

(ii) *Transmission power*

M3, launched in December 2006, is one of the most powerful satellites in its service area, an essential consideration since a satellite's transmission power directly determines the size of user antennas/receiver dishes and its ability to overcome rain fade (the attenuation of satellite signals by atmospheric moisture). As already noted, competing satellites over Malaysia are all significantly less powerful. Moreover, the power radiated by the M3 satellite over Malaysia is more uniform compared to competing satellites, allowing customers to use antennas of the same size regardless of their location within the country. The sole exception is iPStar, which provides about the same power level. However, this satellite is designed principally to support broadband Internet access rather than to compete with MSS for television channels, and it uses proprietary terminals and signal processing techniques which have not been fully proven and are incompatible with the receivers of ASTRO subscribers.

(iii) *In-orbit backup*

As noted in Section 5.1 of Part A of the Circular, with the M1 satellite approaching its design lifespan expiry date by end 2007, MBNS shall be solely dependent on the transponder capacity provided by the M3 satellite. The DTH service of MBNS may experience interruption or disruption if the M3 satellite suffers any malfunction.

In this regard, MBNS would benefit from MSS' competitive advantage of being the only satellite operator having more than one satellite on the 91.5°E Geostationary Orbital Position. As noted in Section 3.1(a) of this IAL, MBNS' continued use of satellites on the 91.5°E Geostationary Orbital Position would minimise the engineering costs related to the replacement of existing transponder capacity.

The M3 satellite's later co-location with the MEASAT-1R satellite at the 91.5°E Geostationary Orbital Position provides significant protection to MBNS should either one of these satellites fail. We note from the Euroconsult Expert Report that although the M1 satellite is approaching its design lifespan, satellites may exceed their design lifespan. Further, in the event that the M1 satellite does not exceed its design lifespan, or is moved away from the 91.5°E Geostationary Orbital Position, the planned launch of the MEASAT-1R satellite would enable MSS to provide backup capacity on an alternative satellite on the same 91.5°E Geostationary Orbital Position in the event of the failure of the M3 satellite, as provided for in the Agreement.

We note from the Euroconsult Expert Report that in-orbit backup is considered essential by a number of users and typically commands premium prices. Though in the Measat fleet this protection does not constitute full backup, since MBNS is effectively utilising all of its leased transponders and spare capacity may have to be shared with other tenants if needed, none of MSS' competitors over Malaysia have co-located satellites. According to the Euroconsult Expert Report, SingTel and Indosat have only one satellite each. Therefore, none of MSS' competitors over Malaysia would be capable of restoring a failed spacecraft except by relocating another satellite, which is likely to entail difficulties such as that satellite having different technical characteristics, not having enough capacity available and would in any case almost certainly take far longer to arrange than would be acceptable to most television broadcasters.

3.4 Other salient terms of the Agreement

As noted from Section 2.6 of Part A of the Circular, the salient terms of the agreement are:

- Utilisation of transponder capacity
- Conditions precedent
- Fee payments
- Reservation of title
- Option to transfer utilisation to successor satellite(s)
- Assignment
- Governing law
- Termination
- Payments on termination

Set out below are our comments on the salient terms of the Agreement:

(i) Utilisation of transponder capacity

The terms of the utilisation of transponder capacity per the Agreement, include, *inter-alia* a clause providing MBNS with the option to extend the Agreement on the same terms and conditions with MBNS giving notice to MSS at least 12 months notice prior to the expiry of the Utilisation Period. In practice, the design end-of-life of a satellite may be exceeded. As such, the option to extend leases on the same terms and conditions is standard practice *(Source: Euroconsult Expert Report).*

(ii) Conditions precedent

We note from Section 2.6(ii) of Part A of the Circular that the Agreement is conditional upon the satisfaction of the following conditions precedent on or before 31 July 2007 (or such other dates as may be mutually agreed by the Parties):

(a) the approval of the shareholders of the Company for the Proposed Utilisation; and

(b) the approval of the respective Boards of MBNS, MSS, the Company and MGB to the terms and conditions of the Agreement.

(iii) *Fee payments*

MBNS is required to pay MSS quarterly in advance in USD. This is standard industry practice and most MSS customers are known to pay in USD *(Source: Euroconsult Expert Report)*.

Further, the Initial Sum shall be applied as part payment of the Fee for the first and second instalment (or until the Initial Sum is fully utilised). In this regard, we note that security deposits are a common practice among satellite operators *(Source: Euroconsult Expert Report)*.

(iv) *Reservation of title*

We note from Section 2.6(iv) of Part A of the Circular that ownership of and all right, title and interest in and to the transponders and/or transponder capacity on the M3 satellite shall remain at all times with MSS and MBNS has no right or interest, whether legal, beneficial or otherwise, in the said transponder or transponder capacity, save for its rights as provided under the Agreement.

In this regard, we note that pursuant to the Proposed Utilisation, MBNS will only be utilising transponder capacity from 13 of a total of 48 transponders on the M3 satellite.

(v) *Option to transfer utilisation to successor satellite(s)*

As set out in Section 2.6(v) of Part A of the Circular, MSS grants MBNS an irrevocable option, upon pricing and other terms being agreed upon, to transfer the utilisation of transponder capacity on the M3 satellite to a successor to the M3 satellite at the end of the useful economic life of the M3 satellite, provided the transponder capacity is still being utilised upon the terms in the Agreement.

We note that this option will provide MBNS continuity in terms of its utilisation of transponder capacity with MSS - the only satellite operator having more than one satellite on the 91.5°E Geostationary Orbital Position as of June 2006 (as noted in Section 3.3 of this IAL). Further, we note the planned launch of the MEASAT-1R satellite would enable MSS to provide backup capacity on an alternative satellite on the same 91.5°E Geostationary Orbital Position in the event of the failure of the M3 satellite.

(vi) *Assignment*

As set out in Section 2.6(vi) of Part A of the Circular, MBNS is allowed to assign, transfer, novate, sub-contract, sublease or otherwise part with its rights and/or obligations under the Agreement, with the prior written consent of MSS, subject to the terms and conditions stipulated in the Agreement. In this regard, we note that this is standard industry practice, per the Euroconsult Expert Report.

(vii) *Governing law*

We note from Section 2.6(vii) of Part A of the Circular that the Agreement shall be governed by and construed in accordance with the laws of Malaysia.

(viii) *Termination*

As noted in Section 2.6(viii) of Part A of the Circular, in the event that MBNS fails to make payment to MSS of any undisputed instalment of the Fee within 30 days of the relevant due date, MSS may upon 7 days give prior notice in writing to MBNS to terminate the Agreement. In this regard, we note from the Euroconsult Expert Report that the period for a remedy of breach of contract (event of breach of contract may include *inter-alia* failure of payment) within industry before the satellite operator can terminate the contract is typically in the range of 7-14 days.

(ix) *Payments on termination*

Per the Agreement, on termination of the Agreement by MBNS for any reason or by MSS for breach on the part of MBNS, the remainder of the Fee for the unexpired term of the Utilisation Period is payable by MBNS to MSS in full. We note from the Euroconsult Expert Report that in the event of termination for cause by the operator, the customer is generally required to pay all rental due through the end of its term.

3.5 Risk factors

We note from Section 5 of Part A of the Circular that the risks in relation to the Proposed Utilisation include (but are not limited to) the following:

- M3 Satellite Malfunction Risk;
- Risks Related to the Operating Licence of MSS;
- Legal Risk; and
- Completion Risk

Please refer to Section 5 of Part A of the Circular for further details on the risk factors in relation to the Proposed Utilisation.

Shareholders should also note that the Proposed Utilisation is integral to the day-to-day operations of MBNS and hence, will contribute to the future earnings of the Group, which may be affected in the event that the Proposed Utilisation is not completed as MBNS would face potential disruption to MBNS' plans for the enhancement of its products and services (as noted in Section 3.1(b)). Further, there would be no assurance that MBNS would be able to find an alternative supplier for its additional required transponder capacity that would be able to meet MBNS' technical requirements, or that MBNS would be able to secure the additional required transponder capacity at the current lease rates or lower.

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3.6 Effects of the Proposed Utilisation

3.6.1 On share capital and major shareholders' holdings

We note from Section 7.1 of Part A of the Circular that the Proposed Utilisation will not have any impact on the share capital of AAAN and its Major Shareholders' shareholdings in the Company, as the Fee will be satisfied entirely in cash which will be funded from the internally generated funds of MBNS.

3.6.2 On earnings

We note from Section 7.2 of Part A of the Circular that the Proposed Utilisation is integral to the day-to-day operations of MBNS and hence, will contribute to the future earnings of the Group.

3.6.3 On NA and gearing

We note from Section 7.3 of Part A of the Circular that on the assumption that the Proposed Utilisation had been completed on 31 January 2007, the proforma Group NA and NA per Share would remain unchanged at RM1,841,863,000 and RM0.95 respectively.

Further, we note that the Proposed Utilisation will be recorded as a finance lease and the present value of all future payments for the Fee (net of executory costs) will be disclosed as borrowings of the Group. Accordingly, the gearing ratio of the Group as at 31 January 2007 of 0.02 times is expected to increase to 0.43 times after the Proposed Utilisation. Please refer to Section 7.3 of Part A of the Circular for further details.

3.6.4 On dividend policy

We note from Section 7.4 of Part A of the Circular that the Proposed Utilisation is not expected to have any impact on the dividend policy of the Company.

4. CONCLUSION AND RECOMMENDATION

Based on our evaluation and comments on the Proposed Utilisation which include inter-alia, the overall pricing trends in the transponder capacity market for television broadcasting (as evidenced by the Euroconsult Expert Report) together with the rationale for the Proposed Utilisation and the competitive advantages offered by the M3 satellite, we are of the opinion that the terms of the Proposed Utilisation are fair and reasonable, and not detrimental to the non-interested shareholders of AAAN.

Accordingly, we recommend that you vote in favour of the ordinary resolution pertaining to the Proposed Utilisation to be tabled at the forthcoming EGM.

Yours faithfully
For and on behalf of
RHB INVESTMENT BANK BERHAD

Chay Wai Leong
Chief Executive Officer

Tengku Azian Shahriman
Senior Vice President
Head of Corporate Finance

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED MANDATE

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in the United Kingdom:
10 Upper Bank Street
London, E14 5JJ
The United Kingdom

30 June 2007

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Executive Deputy Chairman)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)
Chin Kwai Yoong (Independent Non-Executive Director)

To: Our Shareholders

Dear Sir/Madam

(I) PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE; AND

(II) PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 18 July 2006, we obtained a mandate from our shareholders in respect of, amongst others, the RRPTs contemplated in the Proposed Renewal of Mandate.

In accordance with the Listing Requirements, the mandate referred to above shall lapse at the conclusion of our forthcoming AGM unless authority for its renewal is obtained from you at our forthcoming EGM.

On 9 May 2007, CIMB had on our behalf, announced our intention to seek your approval for the Proposed Mandate at our forthcoming EGM.

The purpose of this Circular is to provide you with the relevant information pertaining to the Proposed Mandate and to seek your approval for the resolutions in connection with the Proposed Mandate to be tabled at our forthcoming EGM. The notice of the EGM and the Form of Proxy are enclosed in this Circular.

YOU ARE ADVISED TO READ THE CONTENTS OF PART B OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED MANDATE TO BE TABLED AT OUR FORTHCOMING EGM.

2. BACKGROUND INFORMATION

2.1 Proposed Mandate and Conditions Attached

Paragraph 10.09 of the Listing Requirements states that with regard to related party transactions involving recurrent transactions of a revenue or trading nature which are necessary for its day-to-day operations, a listed issuer may seek its shareholders' mandate in respect of each transaction, subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(ii) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate together with a breakdown of the aggregate value of the recurrent transactions during the financial year based on the type of transactions, names of related parties involved in each type of transaction made and their relationship with the listed issuer, where in relation to a listed issuer with an issued and paid-up capital of RM60 million and above:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the higher;

(iii) the listed issuer's circular to shareholders for the shareholders' mandate shall include the information set out in Part B of Appendix 10D and Appendix PN12/2001-A of Practice Note No. 12/2001 of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D and Appendix PN12/2001-A of Practice Note No. 12/2001 of the Listing Requirements; and

(iv) in a meeting to obtain the shareholders' mandate, an interested Director, interested Major Shareholder or Person Connected with such Director or Major Shareholder or where any of the transactions involve an interested person connected with a Director or Major Shareholder, such Director or Major Shareholder must not vote on the resolutions approving the transactions. An interested Director or interested Major Shareholder must also ensure that Persons Connected with him will abstain from voting on the resolutions approving the transactions concerned.

Where the listed issuer has procured a shareholders' mandate pursuant to Paragraph 10.09 of the Listing Requirements, the provisions of Paragraph 10.08 of the Listing Requirements shall not apply.

2.2 Duration of the Proposed Mandate

The Proposed Mandate is subject to annual renewal. In this respect, any authority conferred by the Proposed Mandate shall continue to be in force until:

(i) the conclusion of the next AGM of our Company following the forthcoming EGM at which the Proposed Mandate is obtained, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next AGM of our Company is required to be held pursuant to Section 366(3) of the UK Companies Act, 1985 (as may be amended by Section 336(1) of the UK Companies Act, 2006); or

(iii) revoked or varied by a resolution passed by our shareholders in a general meeting,

whichever is the earliest.

Thereafter, our shareholders' approval will be sought for the renewal of the Proposed Mandate at each subsequent AGM or at an EGM held in conjunction with the AGM, subject to a satisfactory review by our Audit Committee.

3. DETAILS OF THE PROPOSED MANDATE

3.1 Terms of RRPTs

The RRPTs, which are covered under the Proposed Mandate, will be conducted or entered into on normal commercial terms at an arm's length basis which are in the best interests of our Group, on terms that are not more favourable to our Related Parties than those generally available to the public, and will not be detrimental to our minority shareholders.

3.2 The companies within our Group to which the Proposed Mandate is applicable

Our principal activities are investment holding and the provision of management services while our subsidiaries are involved in, amongst others, content creation, aggregation and distribution activities including the provision of DTH services, radio broadcasting services, library licensing, multi-media interactive services, magazine publication, film production and distribution, and talent development and management.

Due to our diversity and size, our Group enters into various transactions with different classes of Related Parties as set out in Section 3.3 below, in the ordinary course of our business, which are necessary for our day-to-day operations. The details of our subsidiaries involved in the RRPTs covered under the Proposed Mandate are set out in Appendix I.

3.3 The Related Parties to which the Proposed Mandate is applicable

The Proposed Mandate will apply to those Related Parties comprising our Directors, Major Shareholders and Persons Connected to them, who are more particularly described in Appendices II and III.

3.4 Categories of RRPTs

Our Group may enter into RRPTs to purchase, hire, lease or receive and/or to supply or provide goods and services in the ordinary course of our business. The categories of RRPTs include, without limitation, the provision and/or receipt of research and consultancy services, personnel support, equipment for broadcasting and telecommunications, information technology and multimedia, and provision of broadcasting services, details of which are set out as follows:

(i) Purchase of Goods and Services

(a) project management, consultancy and construction services, and/or project development and consultancy services;
(b) management services, maintenance and support services and seconded human resources services, services for telecommunications, information technology and multimedia, broadcasting and call centre services; and
(c) purchase of motor vehicles.

(ii) Supply of Goods and Services

(a) supply of consultancy, and research and development services;
(b) supply of broadcasting services and related services;
(c) supply of commercial magazines;
(d) provision of talent services for promotional activities; and
(e) supply of feature films.

(iii) Promotional and Marketing Activities

(a) promotional activities such as sponsorships;
(b) marketing activities involving the rental of cinema halls; and
(c) sale of airtime and online web revenue.

(iv) Rental or Lease of Assets/Premises

(a) lease of satellite transponders;
(b) rental of equipment; and
(c) rental of resource centres and other premises.

3.5 Nature of the RRPTs

An analysis of the RRPTs covered under the Proposed Mandate including the transacting parties, the nature of the RRPTs, the Related Parties and the nature of their relationships with our Group, and the estimated value of the RRPTs are set out in Appendix II.

3.6 Basis of Estimated Value of RRPTs

The estimated transaction values (as set out in Appendix II) are based on prevailing or estimated prices, which are or will be formalised (if deemed necessary) in agreements entered or to be entered into by our Group with the Related Parties based on normal or expected levels of the transactions from the date of our forthcoming EGM to our next AGM in 2008. The actual value of the transactions may, however, vary from the estimated values disclosed in Appendix II if there should occur any change in the business, economic or competitive environment.

3.7 Review procedures for the RRPTs

We have established the following policies and procedures to ensure that all RRPTs will be entered into on normal commercial terms at an arm's length basis, on terms which will not be more favourable to our Related Parties than those generally available to the public and will not be to the detriment of our minority shareholders:

(i) To support and supplement the internal control systems, we have and will continue to adopt the following additional review and approval procedures for RRPTs which are within the Proposed Mandate:

   (a) Individual RRPTs that fall below RM50 million each in value will be reviewed and approved in accordance with our Limits of Authority;

   (b) Individual RRPTs exceeding RM50 million each in value will be reviewed and considered by our Audit Committee and thereafter, if our Audit Committee shall deem fit, be recommended to our Board for approval; and

   (c) A quarterly report on all RRPTs transacted in that quarter will be produced to our Audit Committee for its reference;

(ii) Information on Related Parties and review procedures applicable to all RRPTs which involve the interests, direct or indirect, of such Related Parties have been disseminated to all companies within our Group and will continue to be disseminated from time to time;

(iii) On-going awareness sessions with heads of departments to notify that all RRPTs entered into are subject to the Listing Requirements. All heads of departments in our Group are advised to report on all transactions with Related Parties;

(iv) RRPTs will only be undertaken by our Group after we have ascertained that the transaction prices, rentals, terms and conditions, and quality of products/services will be comparable with those prevailing in the market and will meet industry standards. The transaction prices will be based on the prevailing market rates/prices of the service or product and will allow for the usual margin given to or given by any unrelated third parties or will otherwise accord with the normal commercial terms and applicable industry norms. The interests of minority shareholders will also be taken into account when entering into RRPTs to ensure that their rights and interests are upheld;

(v) All RRPTs to be entered into shall be on normal commercial terms and on terms that will be consistent with our Group's usual business practices and policies. This is further supported and strengthened via our Group's Code of Business Ethics that provides for business to be conducted in the best interest of our Group, without any conflict of interest arising at any time;

(vi) In the event that a member of our Audit Committee or Board has an interest and/or deemed interest in any particular RRPT, he shall declare his interest in the RRPT and will refrain from any deliberation and also abstain from voting on the matter at our Audit Committee or Board meeting in respect of such RRPT;

(vii) A list will be maintained to record the RRPTs which are entered into pursuant to the Proposed Mandate. Proper records of individual RRPTs entered or to be entered into will also be maintained by all our relevant departments to ensure accurate disclosure thereof. The aggregate value of the RRPTs transacted in accordance with the given mandate shall be disclosed in the annual report of our Company pursuant to Paragraph 10.09(1)(b) of the Listing Requirements;

(viii) All RRPTs entered into pursuant to the Proposed Mandate shall be reviewed under our annual internal audit plan to ensure that all relevant shareholders' approvals have been obtained where necessary, and our review procedures in respect of such RRPTs have been complied with;

(ix) Our Audit Committee shall review our internal audit reports on a quarterly basis to ascertain that our policies and procedures established to monitor RRPTs have been complied with;

(x) Should our Audit Committee during its review form an opinion that any of the RRPTs covered under the Proposed Mandate are not being conducted in accordance with our established policies and procedures and/or are not being conducted on an arm's length basis and on normal commercial terms, and are detrimental to the interests of our minority shareholders, it will advise our Board to convene a general meeting of shareholders to revoke or vary the resolution pertaining to such RRPTs;

(xi) Our Audit Committee periodically reviews the RRPTs to ascertain that they have complied with the Proposed Mandate and that our existing procedures are adequate; and

(xii) If our Audit Committee is of the view that our abovementioned procedures are insufficient to ensure that RRPTs are undertaken at an arm's length basis, on normal commercial terms and on terms that are not more favourable to our Related Parties than those normally available to the public during their periodic review of our procedures, our Audit Committee has the discretion to request for additional procedures to be imposed on all RRPTs.

3.8 Statement by Audit Committee

Our Audit Committee periodically reviews our policies and procedures for RRPTs entered or to be entered into by our Group and, if necessary, may request an internal audit to review these policies and procedures. Our Audit Committee is of the view that our stipulated policies and procedures are sufficient to ensure that the RRPTs will be entered into on normal commercial terms at an arm's length basis, on terms which will not be more favourable to our Related Parties than those generally available to the public and will not be to the detriment of our Company's minority shareholders. All reviews by our Audit Committee are reported to our Board for its further action.

The aggregate amount mandated by our shareholders from the date of our EGM in 2006 to our forthcoming AGM in 2007 was approximately RM208 million. The existing mandate has not been fully utilised and the amount incurred as at 30 April 2007 was approximately RM113 million.

The reasons for the under-utilisation were primarily due to certain transactions being concluded with unrelated parties instead of the entities for which the mandate had originally been sought while others did not materialise as anticipated due to changes in our business and operating requirements.

3.9 Disclosure of RRPTs

If the Proposed Mandate is approved, appropriate disclosure will be made in the annual report of our Company of the aggregate value of RRPTs conducted pursuant to the Proposed Mandate during the financial year with a breakdown of the aggregate value of such RRPTs based on the type of transactions, the names of Related Parties involved in each type of RRPT and their relationships with our Group, where in relation to a listed issuer with an issued and paid-up capital of RM60 million and above:

(i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(ii) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the higher.

Disclosure will be made in our annual report for each of the subsequent financial years during which the Proposed Mandate remains in force.

4. RATIONALE FOR THE PROPOSED MANDATE AND BENEFITS TO OUR GROUP

4.1 Rationale for the Proposed Mandate

The Proposed Mandate will enable our Group to carry out RRPTs (which are comprised in the Proposed Mandate) necessary for our day-to-day operations on a more efficient and timely basis, and eliminate the need for us to make frequent announcements to Bursa Securities or convene separate general meetings to seek our shareholders' approvals as and when the aforesaid RRPTs are entered into. The Proposed Mandate will therefore enable our Group to save administrative time and expenses which could be better utilised towards pursuing our corporate objectives.

4.2 Benefits to Our Group

Our Related Parties have the necessary expertise and resources to provide the products and services described in Appendix II which are needed for the operations of our Group and vice versa. As such, the RRPTs are beneficial to our Group in order that our operations are efficiently managed through the utilisation of our Related Parties' expertise and resources.

5. EFFECTS OF THE PROPOSED MANDATE

The Proposed Mandate will not have any effect on the issued and paid-up share capital and our Major Shareholders' shareholdings in our Company. In addition, the Proposed Mandate will not have any material effect on the earnings per share, net assets per share and gearing of our Group. However, the Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature and which form an integral part of our Group's day-to-day operations and hence, they contribute and are critical to our financial performance.

6. APPROVAL REQUIRED

The Proposed Mandate is subject to your approval being obtained at our forthcoming EGM.

7. DIRECTORS', MAJOR SHAREHOLDERS' AND PERSONS CONNECTED'S INTERESTS

Details of the direct and indirect shareholdings of our interested Directors, interested Major Shareholders and Persons Connected to them are set out in Appendix III.

Our interested Directors, as set out in Appendix IV, have abstained and will continue to abstain from deliberating and voting in respect of the relevant RRPTs under the Proposed Mandate involving their interests and/or interests of Persons Connected to them, at our relevant Board meetings. In addition, our interested Directors will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve RRPTs involving their interests and/or interests of Persons Connected to them.

Our interested Major Shareholders as set out in Appendix IV, will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve RRPTs involving their interests and/or interests of Persons Connected to them.

Further, our interested Directors and interested Major Shareholders will undertake to ensure that Persons Connected to them will abstain from voting on the relevant resolutions in respect of the Proposed Mandate at our forthcoming EGM, in which they and/or Persons Connected to them have interests.

Save for the abovementioned interested Directors and Major Shareholders, none of the other Directors and Major Shareholders or Persons Connected to them have any interests, direct or indirect in the Proposed Mandate.

8. DIRECTORS' RECOMMENDATION

Your Board (with the exception of Dato' Badri, ARM and Dato' Khadar who are deemed interested in the respective RRPTs comprised in the Proposed Mandate as identified in Section 7 above and hence, express no opinion thereon) having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interests of our Group.

Accordingly, your Board (with the exception of Dato' Badri, ARM and Dato' Khadar who are deemed interested in the respective RRPTs comprised in the Proposed Mandate as identified in Section 7 above) recommends that you vote in favour of the ordinary resolutions pertaining to the Proposed Mandate to be tabled at our forthcoming EGM.

9. EGM

Our EGM will be held on Thursday, 26 July 2007 at 11:45 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice of our EGM herein to approve and give effect to the Proposed Mandate.

You may appoint a proxy or proxies to attend and vote on your behalf. If you wish to do so, you must deposit the Form of Proxy with our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the EGM or any adjournment thereof.

However, the lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

10. FURTHER INFORMATION

You are requested to refer to the relevant appendices for further information.

Yours faithfully
For and on behalf of the Board of
ASTRO ALL ASIA NETWORKS plc

Bernard Anthony Cragg
Independent Non-Executive Director

PART C

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AMENDMENTS

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in the United Kingdom:
10 Upper Bank Street
London, E14 5JJ
The United Kingdom

30 June 2007

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Executive Deputy Chairman)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)
Chin Kwai Yoong (Independent Non-Executive Director)

To: Our Shareholders

Dear Sir/Madam

PROPOSED AMENDMENTS TO THE AUTHORISED SHARE CAPITAL AND THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF AAAN

1. INTRODUCTION

On 9 May 2007, your Board announced that the Company proposes to seek your approval for the proposed amendments to the authorised share capital and the Memorandum and Articles of Association of the Company primarily to reflect the redemption of all redeemable preference shares of the Company, the recent amendments to the Listing Requirements, the provisions of the 2006 Act and to enhance the administration of the internal affairs of the Company.

The purpose of this Circular is to provide you with the relevant information pertaining to the Proposed Amendments and to seek your approval for the resolutions in connection with the Proposed Amendments to be tabled at our forthcoming EGM. The notice of the EGM and the Form of Proxy are enclosed in this Circular.

YOU ARE ADVISED TO READ THE CONTENTS OF PART C OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED AMENDMENTS TO BE TABLED AT OUR FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED AMENDMENTS

The details of the Proposed Amendments are as set out in Appendix V of this Circular for your information and approval.

3. RATIONALE FOR THE PROPOSED AMENDMENTS

The authorised share capital of the Company currently stands at £301,628,945.36 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each, 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each. On 22 October 2003 all the redeemable preference shares of the Company were redeemed. The proposed amendment to the authorised share capital to £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each and the re-statement of the Company's authorised share capital at paragraph 6 of the Memorandum of Association of the Company will therefore reflect the redemption of all the redeemable preference shares of the Company.

The proposed amendments to the Articles of Association are undertaken for the purpose of complying with amendments to the Listing Requirements and to the United Kingdom Companies Act 1985 pursuant to the 2006 Act as well as to update our Articles, where relevant to ensure clarity and consistency throughout.

4. EFFECTS OF THE PROPOSED AMENDMENTS

4.1 Issued and paid-up share capital

The Proposed Amendments will not have any effect on our issued and paid-up share capital.

4.2 Net Assets and gearing

Based on our audited consolidated balance sheet as at 31 January 2007, the Proposed Amendments will not have any effect on our consolidated net assets per share or on our gearing level.

4.3 Earnings

The Proposed Amendments will not have any effect on our consolidated earnings per share for the financial year ending 31 January 2008.

4.4 Shareholdings of our substantial shareholders

The Proposed Amendments will not have any effect on the shareholdings of our substantial shareholders.

5. APPROVAL REQUIRED

The Proposed Amendments are subject to your approval at our forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of our Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Amendments.

7. DIRECTORS' RECOMMENDATION

Your Board having considered all aspects of the Proposed Amendments, is of the opinion that the Proposed Amendments are in the best interest of our Company.

Accordingly, your Board recommends that you vote in favour of the ordinary and special resolutions pertaining to the Proposed Amendments to be tabled at our forthcoming EGM.

8. EGM

Our EGM will be held on Thursday, 26 July 2007 at 11:45 a.m. at the Ballroom 1 Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the ordinary and special resolutions as set out in the Notice of our EGM herein to approve and give effect to the Proposed Amendments.

You may appoint a proxy or proxies to attend and vote on your behalf. If you wish to do so, you must deposit the Form of Proxy with our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the EGM or any adjournment thereof.

However, the lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

9. FURTHER INFORMATION

You are requested to refer to the relevant appendices for further information.

Yours faithfully
For and behalf of the Board of
ASTRO ALL ASIA NETWORKS plc

Dato' Haji Badri bin Haji Masri
Chairman/Non-Executive Director

DETAILS OF OUR SUBSIDIARIES INVOLVED IN THE PROPOSED MANDATE

Details of our subsidiaries which are involved in the Proposed Mandate based on our records as at 31 May 2007 are set out below:

Subsidiaries	Date and country of incorporation	Issued and paid-up share capital	Par value	Effective equity interest held by our Company (%)	Principal Activities
Directly held by our Company					
AMP	25.09.96; Malaysia	RM300,000 (ordinary shares) RM10,000 (RPS)	RM1.00 RM1.00	100	Management of commercial radio broadcasting stations, content and programming provider and provision of multimedia and advertising agency services
ASTRO Shaw	04.11.96; Malaysia	RM2,500,000	RM1.00	100	Production and distribution of films
Maestra	18.04.95; Malaysia	RM1,000,000	RM1.00	100	Operation of commercial radio broadcasting stations
MBNS	12.05.92; Malaysia	RM255,217,142 (ordinary shares) RM2,850,000 (RCPS) RM10,000 (RPS)	RM1.00 RM0.01 RM1.00	100	DTH services
MEASAT Publications	13.03.96; Malaysia	RM50,000	RM1.00	100	Magazine publication and distribution
MIT	12.07.99; Malaysia	RM500,000	RM1.00	100	Development and licensing of multimedia and interactive applications
MRC	13.05.92; Malaysia	RM1,000,000	RM1.00	100	Operation of commercial radio broadcasting stations
RLSB	22.02.94; Malaysia	RM3,000,000	RM1.00	100	Establish, operate and maintain a radio broadcasting station
Indirectly held through AAAE					
APSB	04.09.96; Malaysia	RM5,000,000	RM1.00	100	Production and distribution of television drama programmes
MTM	24.07.03; Malaysia	RM2	RM2.00	100	Development and management of new talent in entertainment and broadcast industry and music recording
Goal TV	04.12.95; Mauritius	USD8,333,335	USD1.00	51	Channel licensing and distribution
Indirectly held through AAIT					
Plus Interactive	25.07.05; Hong Kong	USD6,666,666	USD1.00	75	Aggregation and distribution of content over broadband, providing web portal outsourcing services and providing consultancy services
Indirectly held through ASTRO Shaw					
Tayangan Unggul	06.11.95; Malaysia	RM100,000	RM1.00	100	Film production, acquisition, commissioning and distribution

NATURE OF THE RRPTS

(I) Proposed Renewal of Mandate

Shareholders' approval is sought for the Proposed Renewal of Mandate as detailed in the table below:

(a) UT Group
An estimated aggregate value of RRPTs amounting to RM19,195,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
1.	AAAN and/or its subsidiaries	UTHSB	Provision of meeting facilities, food and beverage to AAAN and/or its subsidiaries	RM15,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 2 of this appendix
2.	AAAN	UTSBM	Usage of UTSBM's management meeting rooms at Menara Maxis as part of AAAN Group's business continuity plans	There is no fee/consideration for the usage of UTSBM's management meeting rooms. AAAN and UTSBM have a reciprocal arrangement for UTSBM to use AAAN's facilities in the event of a crisis.	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 1 of this appendix
3.	MBNS	UTSBM	Provision of personnel support in the operation and management of AAAN Group's business by UTSBM	RM130,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 1 of this appendix
4.	MBNS	UTSBM	Provision of consultancy services to MBNS	RM9,750,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 1 of this appendix

(a) UT Group
An estimated aggregate value of RRPTs amounting to RM19,195,000 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
5.	MBNS	SRGAP	Provision of call centre services and ad-hoc services to MBNS	RM3,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 1 of this appendix
6.	Maestra and MRC	UTSBM	Provision of consultancy and support services to Maestra and MRC	RM6,300,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 1 of this appendix

(b) Maxis Group
An estimated aggregate value of RRPTs amounting to RM57,796,000 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
7.	AAAN and/or its subsidiaries	Maxis Broadband	Provision of premium telephone services to AAAN and/or its subsidiaries	RM3,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM , Dato' Khadar and TPC	Please refer to Note 4 of this appendix
8.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of Bulk Short Messaging Service ("**SMS**") Services to MBNS and/or its affiliates	RM825,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix

(b) Maxis Group
An estimated aggregate value of RRPTs amounting to RM57,796,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
9.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of premium SMS/ Multimedia Messaging Service ("**MMS**") Services (Content) by MBNS and/or its affiliates	RM2,200,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
10.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of video streaming services by MBNS and/or its affiliates	RM6,500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
11.	MBNS and/or its affiliates	Maxis Broadband and/or its affiliates	Provision of private leased circuit to MBNS and/or its affiliates	RM9,976,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 4 of this appendix
12.	MBNS and/or its affiliates	Malaysian Mobile	Provision of premium SMS/MMS services by MBNS	RM16,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
13.	MBNS	Malaysian Mobile	Sponsorships of golf tournaments organised by MBNS/Malaysian Mobile	RM75,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
14.	MBNS	Malaysian Mobile	Offer of free Astro decoder by MBNS to Maxis' subscribers who wish to sign up for the Astro service	There is no fee/consideration	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix

(b) Maxis Group
An estimated aggregate value of RRPTs amounting to RM67,796,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
15.	MIT	Maxis Broadband and/or its affiliates	Provision for use of STK-WAP platform by MIT	RM5,500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 4 of this appendix
16.	MIT	Malaysian Mobile and/or its affiliates	Provision of electronic information and transaction services utilising STK-WAP technology by MIT	RM2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
17.	MIT	Malaysian Mobile	Provision of electronic bill presentment and payment services by MIT	RM1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
18.	AMP	Malaysian Mobile	Sale of airtime, sponsorships and online web branding by AMP	RM10,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
19.	AMP	Malaysian Mobile	Provision of SMS, Wireless Application Protocol ("**WAP**"), MMS and other services to AMP	RM720,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix

(c) Tanjong Group
An estimated aggregate value of RRPTs amounting to RM5,125,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
20.	MBNS	PMP	Offer of free Astro decoder by MBNS to PMP's Telelink account holders who wish to sign up for the Astro service	There is no fee/consideration	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 6 of this appendix
21.	MBNS	PMP	Sale of airtime and sponsorship on Astro's channels by MBNS	RM2,000,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 6 of this appendix
22.	MIT	PMP	Provision of maintenance and support services (Telelink Gateway System) by MIT	RM1,500,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 6 of this appendix
23.	MIT	PMP	Provision of maintenance and support services (Telelink Mobile System) by MIT	RM1,200,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 6 of this appendix
24.	MIT	TGV	Provision of a ticketing system for TGV's ticket reservation services by MIT	RM100,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 7 of this appendix
25.	AMP	TGV	Sale of airtime, sponsorships and online web branding by AMP	RM300,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 7 of this appendix

(c) Tanjong Group
An estimated aggregate value of RRPTs amounting to RM5,125,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
26.	Tayangan Unggul and/or its affiliates	TGV	Rental of cinema hall by Tayangan Unggul and/or its affiliates	RM25,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 7 of this appendix

(d) MSS
An estimated aggregate value of RRPTs amounting to RM2,555,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
27.	Goal TV	MSS	Provision of video contribution and transmission services for Goal TV channels to Goal TV	RM2,555,000 (equivalent to USD730,000)	<u>Major Shareholder</u> TAK <u>Director</u> ARM	Please refer to Note 8 of this appendix

(e) KNB Group
An estimated aggregate value of RRPTs amounting to RM37,558,480 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
28.	MBNS and/or its affiliates	Celcom	Provision of video streaming services by MBNS and/or its affiliates	RM500,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 11 of this appendix

(e) KNB Group
An estimated aggregate value of RRPTs amounting to RM37,558,480 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
29.	MBNS and/or its affiliates	Celcom	Provision of Bulk SMS Services to MBNS and/or its affiliates	RM630,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix
30.	MBNS and/or its affiliates	Telekom	Provision of private leased circuit to MBNS	RM7,100,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 12 of this appendix
31.	MBNS	VADS	Provision of maintenance and support services for MBNS Interaction Centre System to MBNS	RM515,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 10 of this appendix
32.	MBNS and/or its affiliates	Celcom	Provision of premium SMS services by MBNS	RM7,000,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix
33.	MBNS	Telekom Sales and Services Sdn Bhd ("TSS")	Provision of bill payment collection services to MBNS	RM1,500,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 13 of this appendix
34.	AMP	KNB Group	Sale of airtime, sponsorships and online web branding by AMP	RM5,600,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 14 of this appendix

(e) KNB Group
An estimated aggregate value of RRPTs amounting to RM37,558,480 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
35.	AMP	Telekom	Provision of radio transmission facilities and associated services to AMP	RM8,187,450	Major Shareholder KNB Director Dato' Badri	Please refer to Note 12 of this appendix
36.	AMP	Celcom and/or its affiliates	Provision of premium SMS services by AMP	RM500,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix
37.	AMP	Celcom	Provision of tower/cabin space and maintenance services to AMP	RM900,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix
38.	RLSB	Telekom	Provision of space, infrastructure and maintenance services to RLSB	RM1,920,030	Major Shareholder KNB Director Dato' Badri	Please refer to Note 12 of this appendix
39.	RLSB	Celcom	Provision of space, infrastructure and maintenance services to RLSB	RM526,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix
40.	RLSB	Celcom and/or its affiliates	Rental of leased line facility by RLSB	RM60,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 11 of this appendix

(e) KNB Group
An estimated aggregate value of RRPTs amounting to RM37,558,480 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
41.	MEASAT Publications and/or its affiliates	Datapos (M) Sdn Bhd ("**Datapos**")	Provision of mailing services to MEASAT Publications and/or its affiliates	RM2,600,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 15 of this appendix
42.	MEASAT Publications	MAS	Supply of commercial magazines by MEASAT Publications	RM20,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 9 of this appendix

(f) Yes TV
An estimated aggregate value of RRPTs amounting to RM9,590,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
43.	Plus Interactive	Yes TV	Provision of personnel support to Plus Interactive	RM6,300,000 (equivalent to USD1,800,000)	Major Shareholders of Plus Interactive Yes TV, Yes plc and Thomas Jonny Kressner ("**TJK**") Directors TJK and William Elkin Mocatta ("**WEM**")	Please refer to Note 18 of this appendix
44.	Goal TV	Yes TV	Provision of personnel support to Goal TV	RM3,290,000 (equivalent to USD940,000)	Major Shareholders of Goal TV Yes TV, Yes plc and TJK Directors TJK and WEM	Please refer to Note 18 of this appendix

(g) Goal TV
An estimated aggregate value of RRPTs amounting to RM12,180,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
45.	MBNS	Goal TV	Provision of playout and transmission services for Goal TV channels by MBNS	RM2,730,000 (equivalent to USD780,000)	Major Shareholders AAME, UTES, UTSB, PSIL, Excorp, PanOcean and TAK Director GF	Please refer to Note 19 of this appendix
46.	MBNS	Goal TV	Provision of license rights for Goal TV channels to MBNS	RM9,450,000 (equivalent to USD2,700,000)	Major Shareholders AAME, UTES, UTSB, PSIL, Excorp, PanOcean and TAK Director GF	Please refer to Note 19 of this appendix

(II) Proposed New Mandate

- Shareholders' approval is sought for the Proposed New Mandate as detailed in the table below:

(a) UT Group
An estimated aggregate value of RRPTs amounting to RM3,750,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
1.	AAAN and/or its subsidiaries	UTP	Provision of project and construction management services to AAAN and/or its subsidiaries	RM3,000,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 1 of this appendix
2.	MBNS	Bonuskad Loyalty Sdn Bhd ("Bonuskad")	Participation in the BonusLink loyalty programme by MBNS	RM750,000	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> ARM and TPC	Please refer to Note 3 of this appendix

(b) Maxis Group
An estimated aggregate value of RRPTs amounting to RM21,909,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
3.	AAAN and/or its subsidiaries	Malaysian Mobile	Usage of Maxis' Menara Sunway Contact Centre as part of AAAN Group's business continuity plans	Fixed fee for occupying designated workstation - RM9,000 per annum Usage cost of RM2,368 per day each time MBNS uses Maxis' Contact Centre	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean and TAK <u>Directors</u> Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix

(b) Maxis Group
An estimated aggregate value of RRPTs amounting to RM21,909,000 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
4.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of mobile video broadcasting services by MBNS and/or its affiliates	RM6,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
5.	MBNS and/or its affiliates	Malaysian Mobile	Provision of payment services at all Maxis Authorised Service Agents to MBNS and/or its affiliates	RM2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
6.	MBNS and/or its affiliates	Maxis Broadband and/or its affiliates	Provision of managed communications services to MBNS and/or its affiliates	RM12,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 4 of this appendix
7.	MTM	Malaysian Mobile and/or its affiliates	Provision of talent by MTM for promotional activities	RM1,400,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix
8.	MTM	Malaysian Mobile	Provision of content by MTM	RM500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors Dato' Badri, ARM, Dato' Khadar and TPC	Please refer to Note 5 of this appendix

(c) Tanjong Group
An estimated aggregate value of RRPTs amounting to RM10,007,200 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
9.	AAAN and/or its subsidiaries	PMP and/or its affiliates	Usage of PMP's management meeting rooms and resource centres at Menara Maxis as part of AAAN Group's business continuity plans	RM7,200	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 6 of this appendix
10.	AMP	PMP	Sale of airtime, sponsorships and online web branding by AMP	RM2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 6 of this appendix
11.	ASTRO Shaw and/or its affiliates	TGV	Distribution of films by ASTRO Shaw and/or its affiliates	RM8,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean and TAK Directors ARM and TPC	Please refer to Note 7 of this appendix

(d) MSS
An estimated aggregate value of RRPTs amounting to RM94,350,000 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
12.	AAAN and/or its subsidiaries	MSS and/or its affiliates	Lease of M2 satellite transponders to AAAN and/or its subsidiaries	RM19,250,000 (equivalent to USD5,500,000)	Major Shareholder TAK Director ARM	Please refer to Note 8 of this appendix

(d) MSS
An estimated aggregate value of RRPTs amounting to RM94,350,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
13.	AAAN and/or its subsidiaries	MSS and/or its affiliates	Lease of M3 satellite transponders to AAAN and/or its subsidiaries	RM73,500,000 (equivalent to USD21,000,000)	<u>Major Shareholder</u> TAK <u>Director</u> ARM	Please refer to Note 8 of this appendix
14.	MBNS and/or its affiliates	MSS	Lease of M1 and M3 satellite transponders to MBNS and/or its affiliates	RM1,600,000	<u>Major Shareholder</u> TAK <u>Director</u> ARM	Please refer to Note 8 of this appendix

(e) KNB Group
An estimated aggregate value of RRPTs amounting to RM46,690,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
15.	MBNS and/or its affiliates	KNB Group	Purchase of motor vehicles by MBNS and/or its affiliates	RM440,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 14 of this appendix
16.	MBNS and/or its affiliates	Telekom	Provision of managed communications services to MBNS and/or its affiliates	RM12,000,000	<u>Major Shareholder</u> KNB <u>Director</u> Dato' Badri	Please refer to Note 12 of this appendix

(e) KNB Group

An estimated aggregate value of RRPTs amounting to RM46,690,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
17.	MBNS and/or its affiliates	Time dotCOM	Provision of managed communications services to MBNS and/or its affiliates	RM12,000,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 16 of this appendix
18.	MBNS	KNB Group	Sale of airtime by MBNS	RM13,000,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 14 of this appendix
19.	MBNS and/or its affiliates	Telekom	Provision of fixed line interactive services to MBNS	RM8,000,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 12 of this appendix
20.	APSB	Telekom	Provision of uplink service to APSB	RM100,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 12 of this appendix
21.	MTM	KNB Group	Provision of talent by MTM for promotional activities	RM1,150,000	Major Shareholder KNB Director Dato' Badri	Please refer to Note 14 of this appendix

(f) KLCC Holdings
An estimated aggregate value of RRPTs amounting to RM1,600,000 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
22.	APSB and/or its affiliates	KLCC Holdings and/or its affiliates	Usage of Kuala Lumpur Convention Centre by APSB and/or its affiliates	RM1,600,000	Major Shareholder TAK Directors ARM and Dato' Khadar	Please refer to Note 17 of this appendix

(g) Goal TV
An estimated aggregate value of RRPTs amounting to RM283,500 consisting of the following:

No	Company within our Group Involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
23.	Plus Interactive	Goal TV	Rental of equipment provided by Plus Interactive	RM283,500 (equivalent to USD81,000)	Major Shareholders AAME, UTES, UTSB, PSIL, Excorp, PanOcean, TAK, KNB, Yes TV, Yes plc and TJK Directors GF, AOR, TJK and WEM	Please refer to Notes 19 to 20 of this appendix

(h) Plus Interactive
An estimated aggregate value of RRPTs amounting to RM700,000 consisting of the following:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (26 July 2007) to the next AGM in July 2008	Interested Related Party	
					Name	Nature and extent of interest
24.	MIT	Plus Interactive	Provision of broadband and consultancy services to MIT	RM700,000 (equivalent to USD200,000)	Major Shareholders AAME, UTES, UTSB, PSIL, Excorp, PanOcean, TAK and KNB Director GF	Please refer to Note 20 of this appendix
Total estimated value				**RM323,289,180**		

Notes:

(1) *TPC is no longer a Director of AAAN with effect from 1 February 2007. For the purposes of the Proposed Mandate, TPC would be a director within the preceding 6 months of the date on which the terms of the transaction may be agreed upon.*

(2) *Based on the exchange rate of USD1.00:RM3.50.*

(3) *All information in relation to equity interests as set in this Appendix are as at 31 May 2007.*

1. UTSBM, UTP and SRGAP

UTSBM, UTP and SRGAP are wholly-owned subsidiaries of UTSB. MBNS, Maestra and MRC are wholly-owned subsidiaries of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.80% of the share capital in AAAN, by virtue of the direct equity interest of UTES over 90,534,101 Shares representing 4.68% of the share capital in AAAN and the direct equity interest of AAME over 389,085,872 Shares representing 20.12% of the share capital in AAAN, are also major shareholders of UTSBM, UTP and SRGAP, with each having a deemed equity interest of 100% of the share capital in UTSBM, UTP and SRGAP. UTES and AAME are wholly-owned subsidiaries of UTSB.

Excorp is 100% owned by PanOcean. Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.99% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes. TAK, who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.35% of the share capital in AAAN, is also a director of PanOcean, Excorp and UTSB. Although TAK and PanOcean are deemed to have interests in the Shares through Excorp, they do not have any economic or beneficial interest over such Shares as such interest is held subject to the terms of the discretionary trust.

ARM, a Director of AAAN and several subsidiaries of AAAN including MBNS, is also a director of UTSBM and UTSB. In addition, ARM is the Executive Deputy Chairman of AAAN. TPC is no longer a Director of AAAN and UTSB with effect from 1 February 2007. ARM and TPC each has a direct equity interest over 1,000,000 Shares and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN, respectively, which are held through nominees. ARM also holds 2,970,800 options over unissued Shares pursuant to the 2003 ESOS and 1,350,000 options over unissued Shares pursuant to the 2003 MSIS. ARM and TPC are not deemed to have any equity interest in the shares of MBNS, Maestra or MRC. ARM and TPC do not have any equity interest in UTSB, UTP, UTSBM or SRGAP.

2. UTHSB

UTHSB is a wholly-owned subsidiary of UTSBM, which in turn is wholly-owned by UTSB.

Directors, ARM and TPC (who is no longer a Director of AAAN with effect from 1 February 2007) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having interests in the transaction between UTHSB and AAAN and/or its subsidiaries. Please refer to Note 1 above for details of their respective interests in AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK each has a deemed equity interest of 100% in UTHSB.

ARM and TPC do not have any equity interest in UTSB or UTHSB.

3. Bonuskad

Bonuskad is 25% owned by UTSB. MBNS is a wholly-owned subsidiary of AAAN.

Directors, ARM and TPC (who is no longer a Director of AAAN with effect from 1 February 2007) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having interests in the transaction between Bonuskad and MBNS. Please refer to Note 1 above for details of their respective interests in AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK each has a deemed equity interest of 25% in Bonuskad.

ARM and TPC are not deemed to have any equity interest in the shares of MBNS. ARM and TPC do not have any equity interest in UTSB or Bonuskad.

4. **Maxis Broadband**

Maxis Broadband is a wholly-owned subsidiary of Maxis. MBNS and MIT are wholly-owned subsidiaries of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.80% of the share capital in AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 ordinary shares of RM0.10 each (**"Maxis shares"**) representing 21.64% of the share capital in Maxis.

Excorp is 100% owned by PanOcean. Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.99% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes. TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.35% of the share capital in AAAN, is a major shareholder of Maxis with a deemed equity interest over 1,177,305,974 Maxis shares representing 46.12% of the share capital in Maxis. TAK is also a director of PanOcean, Excorp and UTSB. Although TAK and PanOcean are deemed to have interests in the Shares through Excorp, they do not have any economic or beneficial interest over such Shares as such interest is held subject to the terms of the discretionary trust.

ARM, a Director of AAAN and several subsidiaries of AAAN including MBNS, is also a director of UTSB and Maxis. In addition, ARM is the Executive Deputy Chairman of AAAN. TPC is no longer a director of AAAN and UTSB with effect from 1 February 2007, and Maxis with effect from 1 January 2007. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN, respectively, held through nominees. ARM also holds 2,970,800 options over unissued Shares pursuant to the 2003 ESOS and 1,350,000 options over unissued Shares pursuant to the 2003 MSIS. ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.02% of the share capital in Maxis held through nominees. ARM and TPC are not deemed to have any equity interest in the shares of MBNS, MIT or Maxis Broadband.

Dato' Badri and MSM are shareholders of AAAN with a deemed equity interest over 177,446,535 Shares representing 9.18% of the share capital in AAAN in which Harapan Terus Sdn Bhd (**"HTSB"**) has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all the Shares in which Berkat Nusantara Sdn Bhd (**"BNSB"**), Nusantara Cempaka Sdn Bhd (**"NCSB"**), Nusantara Delima Sdn Bhd (**"NDSB"**), Mujur Nusantara Sdn Bhd (**"MNSB"**), Gerak Nusantara Sdn Bhd (**"GNSB"**) and Sanjung Nusantara Sdn Bhd (**"SNSB"**) (collectively, **"HTSB Subsidiaries"**) have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd (**"NBSB"**), Nusantara Kembang Sdn Bhd (**"NKSB"**), Prisma Mutiara Sdn Bhd (**"PMSB"**), Nada Nusantara Sdn Bhd (**"NNSB"**), Cermat Delima Sdn Bhd (**"CDSB"**) and Cermat Deras Sdn Bhd (**"CDeras"**) respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such Dato' Badri and MSM do not have any economic interest over these Shares. Further, as Dato' Badri and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting Shares, they are not deemed to have an interest in the shares of MBNS and MIT.

Dato' Badri and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Maxis shares representing 12.92% of the share capital in Maxis in which Harapan Nusantara Sdn Bhd ("**Harapan Nusantara**") has an interest, by virtue of their respective interests over 250,000 shares in Harapan Nusantara representing 25% of the issued and paid-up capital in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which Mujur Anggun Sdn Bhd ("**MASB**"), Cabaran Mujur Sdn Bhd ("**CMSB**"), Anak Samudra Sdn Bhd ("**ASSB**"), Dumai Maju Sdn Bhd ("**DMSB**"), Nusantara Makmur Sdn Bhd ("**NMSB**"), Usaha Kenanga Sdn Bhd ("**UKSB**") and Tegas Sari Sdn Bhd ("**TSSB**") (*collectively*, "**Harapan Nusantara Subsidiaries**") *have an interest*, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, none of Harapan Nusantara and Dato' Badri and MSM has any economic interest over these shares held by the Harapan Nusantara Subsidiaries. Further, as Dato' Badri and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Maxis, they are not deemed to have an interest in the shares of Maxis Mobile.

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by Ratna Pelangi Sdn Bhd ("**RPSB**"), by virtue of his direct equity interest of 99% in RPSB. In addition, Dato' Badri who is the Chairman and Director of AAAN, is also a director of MBNS and several other subsidiaries of AAAN.

Dato' Khadar is a Director of AAAN and Person Connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital in AAAN, which is held through a nominee.

5. **Malaysian Mobile**

Malaysian Mobile is a wholly-owned subsidiary of Maxis. MBNS, MTM, MIT and AMP are wholly-owned subsidiaries of AAAN.

Directors, ARM, Dato' Badri, Dato' Khadar and TPC (who is no longer a Director of AAAN with effect from 1 February 2007) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having interests in the transactions between Malaysian Mobile and each of MBNS, MTM, MIT and AMP. Please refer to Note 4 above for details of their respective interests in Maxis and AAAN.

As Dato' Badri does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Maxis, he is not deemed to have an interest in the shares of Malaysian Mobile. ARM, Dato' Khadar and TPC do not have any equity interest in Malaysian Mobile.

6. **PMP**

PMP is a wholly-owned subsidiary of Tanjong plc. MBNS, AMP and MIT are wholly-owned subsidiaries of AAAN.

UTSB, who is a Major Shareholder with a deemed equity interest over 479,619,973 Shares representing 24.80% of the share capital in AAAN, is also a major shareholder of Tanjong plc with a direct equity interest over 71,000,000 shares of 7.5 pence each ("**Tanjong shares**") representing 17.61% of the share capital in Tanjong plc and an *indirect equity interest over 53,688,000 Tanjong shares representing* 13.31% *of the share capital in* Tanjong plc via its wholly-owned subsidiary, Usaha Tegas Resources Sdn Bhd.

PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.80% of the share capital in AAAN, are also major shareholders of Tanjong plc with each having a deemed equity interest over 124,688,000 Tanjong shares representing 30.92% of the share capital in Tanjong plc.

Excorp is 100% owned by PanOcean. Excorp has a 100% direct controlling interest in PSIL, which in turn has a 99.99% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes. TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.35% of the share capital in AAAN, is also a major shareholder of Tanjong plc with a deemed equity interest over 124,688,000 Tanjong shares representing 30.92% of the share capital in Tanjong plc. Although he is deemed to have an interest, he does not have any economic or beneficial interest in the Tanjong shares. TAK is also a director of PanOcean, Excorp and UTSB. Although TAK and PanOcean are deemed to have interests in the Shares through Excorp, they do not have any economic or beneficial interest over such Shares as such interest is held subject to the terms of the discretionary trust.

ARM, a Director of AAAN and several subsidiaries of AAAN including MBNS and AMP, is also a director of UTSB. In addition, ARM is the Executive Deputy Chairman of AAAN. TPC is no longer a director of AAAN and UTSB with effect from 1 February 2007. ARM and TPC each has a direct equity interest over 1,000,000 Shares and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN, respectively, which are held through nominees. ARM also holds 2,970,800 options over unissued Shares pursuant to the 2003 ESOS and 1,350,000 options over unissued Shares pursuant to the 2003 MSIS. ARM and TPC do not have any equity interest in UTSB, UTP or UTSBM.

ARM is a Non-Executive Director of Tanjong plc and is also a director of PMP. ARM and TPC each has direct and indirect equity interests over 520,000 Tanjong shares representing 0.13% in Tanjong plc respectively.

UTSB, PSIL, Excorp, PanOcean and TAK each has a deemed equity interest of 100% in PMP.

ARM and TPC are not deemed to have any equity interest in the shares of MBNS, AMP, MIT or PMP.

7. **<u>TGV</u>**

TGV is a joint venture company in which Tanjong plc has an equity interest of 50% via Tanjong Entertainment Sdn Bhd, its wholly-owned subsidiary. MIT, AMP, Tayangan Unggul and Astro Shaw are wholly-owned subsidiaries of AAAN.

Directors, ARM and TPC (who is no longer a director of AAAN with effect from 1 February 2007), and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, and TAK are regarded as having interests in the transactions between TGV and each of MIT, AMP, Tayangan Unggul and ASTRO Shaw. Please refer to Note 6 above for details of their respective interests in Tanjong plc and AAAN.

ARM and TPC are not deemed to have any equity interest in the shares of MIT, AMP, Tayangan Unggul, Astro Shaw or TGV.

8. **<u>MSS</u>**

MSS is a wholly-owned subsidiary of MGB. MBNS and Goal TV are wholly-owned and 51% owned subsidiaries of AAAN respectively.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.35% of the share capital in AAAN, is also a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital in MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly-owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.99% direct equity interest.

ARM who is a Director of AAAN, MBNS and several other subsidiaries of AAAN, is also a director of MGB and MSS. In addition, ARM is the Executive Deputy Chairman of AAAN. ARM has a direct equity interest over 1,000,000 Shares representing 0.05% of the share capital in AAAN, which is held through a nominee. ARM also holds 2,970,800 options over unissued Shares pursuant to the 2003 ESOS and 1,350,000 options over unissued Shares pursuant to the 2003 MSIS. ARM does not have any equity interest in MGB or MSS and is not deemed to have any equity interest in the shares of MBNS and Goal TV.

9. **MAS**

MAS is a 69.34% owned subsidiary of Penerbangan Malaysia Berhad ("**PMB**"), which in turn is wholly-owned by KNB. MEASAT Publications is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital in AAAN. KNB is also a major shareholder of MAS via its 100% equity interest in PMB.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN with a deemed equity interest over 177,446,535 Shares representing 9.18% of the share capital in AAAN, in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such Dato' Badri does not have any economic interest over these Shares. Further, as Dato' Badri does not exercise or control the exercise of at least 15% of the votes attached to the voting Shares, he is not deemed to have an interest in the shares of MEASAT Publications.

10. **VADS**

VADS is a 65.77% owned subsidiary of Telekom, which in turn is 40.11% owned by KNB. MBNS is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital of AAAN. KNB is also a major shareholder of VADS via its 40.11% equity interest in Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

11. **Celcom**

Celcom is a wholly-owned subsidiary of Telekom via Telekom Enterprise Sdn Bhd, a wholly-owned subsidiary of Telekom. AMP, RLSB and MBNS are wholly-owned subsidiaries of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital of AAAN. KNB is also a major shareholder of Celcom via its 40.11% equity interest in Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

12. **Telekom**

Telekom is 40.11% owned by KNB. MBNS, MIT, APSB, AMP and RLSB are wholly-owned subsidiaries of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital of AAAN. KNB is also a major shareholder of Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

13. **TSS**

TSS is a wholly-owned subsidiary of Telekom, which in turn is 40.11% owned by KNB. MBNS is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest in 413,829,018 Shares representing 21.40% of the share capital of AAAN. KNB is also a major shareholder of Telekom.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

14. **KNB Group**

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital of AAAN. AMP and MTM are wholly-owned subsidiaries of AAAN.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

15. **Datapos**

Datapos is a wholly-owned subsidiary of Pos Malaysia Berhad, which in turn is wholly-owned by Pos Malaysia & Services Holdings Berhad. MEASAT Publications is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital of AAAN. KNB is also a major shareholder of Datapos via its direct and indirect equity interests of 30.02% and 2.28% respectively, in Pos Malaysia & Services Holdings Berhad.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

16. **TIME dotCOM**

TIME dotCOM is 30.04% owned by KNB. MBNS is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares representing 21.40% of the share capital of AAAN.

Dato' Badri who is a nominee of KNB on the Board of AAAN, is also a shareholder of AAAN. Please refer to Note 9 above for his interests in AAAN.

17. **KLCC Holdings**

KLCC Holdings is a wholly-owned subsidiary of Petroliam Nasional Berhad (**"Petronas"**). Minister of Finance Incorporated is the major shareholder of Petronas. APSB is a wholly-owned subsidiary of AAAN.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.35% of the share capital in AAAN, is a director of KLCC Holdings.

ARM who is a Director of AAAN and several other subsidiaries of AAAN, is also a director of KLCC Holdings. In addition, ARM is the Executive Deputy Chairman of AAAN. ARM has a direct equity interest over 1,000,000 Shares representing 0.05% of the share capital in AAAN, which is held through a nominee. ARM also holds 2,970,800 options over unissued Shares pursuant to the 2003 ESOS and 1,350,000 options over unissued Shares pursuant to the 2003 MSIS. ARM is not deemed to have any equity interest to have any equity interest in the shares of APSB and does not have any equity interest in KLCC Holdings or Petronas.

Dato' Khadar is a Director of AAAN and Person Connected to Tan Sri Dato' Sri Mohd. Hassan bin Marican, who is a director of KLCC Holdings. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital in AAAN, which is held through a nominee.

18. **Yes TV**

Yes TV is a wholly-owned subsidiary of Yes Television plc (**"Yes plc"**). Goal TV and Plus Interactive are 51% and 75% owned subsidiaries of AAAN respectively. Yes TV holds the remaining 49% of the share capital in Goal TV and 25% of the share capital in Plus Interactive.

TJK and WEM are directors of Yes TV, Plus Interactive and Goal TV. TJK is a major shareholder of Yes plc with a deemed equity interest of 24.51% of the share capital in Yes plc. He does not have any equity interest in AAAN. WEM does not have any equity interest in Yes TV, Goal TV, Plus Interactive or AAAN.

19. Goal TV

Goal TV and Plus Interactive are 51% and 75% owned subsidiaries of AAAN respectively. MBNS is a wholly-owned subsidiary of AAAN.

Major Shareholders, AAME, UTES, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having interests in the transactions between Goal TV and MBNS. Please refer to Note 1 above for their respective interests in AAAN.

GF is a director of Goal TV, Plus Interactive, MBNS and several other subsidiaries of AAAN. GF holds 750,000 options over unissued Shares pursuant to the 2003 ESOS. AOR is a director of Goal TV, Plus Interactive and several other subsidiaries of AAAN. AOR holds 165,000 options over unissued Shares pursuant to the 2003 ESOS and 90,000 options over unissued Shares pursuant to the 2003 MSIS. GF and AOR are not deemed to have any equity interest in the shares of MBNS, Plus Interactive or Goal TV.

TJK and WEM are Directors of Yes TV, Goal TV and Plus Interactive. TJK is a major shareholder of Yes plc with a deemed equity interest of 24.51% of the share capital in Yes plc. He does not have any equity interest in AAAN or MBNS. WEM does not have any equity interest in Yes TV, Goal TV, Plus Interactive, AAAN or MBNS.

20. Plus Interactive

Plus Interactive and Goal TV are 75% and 51% owned subsidiaries of AAAN respectively. MIT is a wholly-owned subsidiary of AAAN.

Major Shareholders, AAME, UTES, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having interests in the transactions between Goal TV and MBNS. Please refer to Note 1 above for their respective interests in AAAN.

GF is a director of Goal TV, Plus Interactive, MIT and also several other subsidiaries of AAAN. GF holds 750,000 options over unissued Shares pursuant to the 2003 ESOS. AOR is a director of Goal TV, Plus Interactive and also several other subsidiaries of AAAN. AOR holds 165,000 options over unissued Shares pursuant to the 2003 ESOS and 90,000 options over unissued Shares pursuant to the 2003 MSIS. GF and AOR are not deemed to have any equity interest in the shares of MIT, Goal TV or Plus Interactive.

TJK and WEM are directors of Yes TV, Goal TV and Plus Interactive. TJK is a major shareholder of Yes plc with a deemed equity interest of 24.51% of the share capital in Yes plc. He does not have any equity interest in AAAN or MIT. WEM does not have any equity interest in Yes TV, Goal TV, Plus Interactive, AAAN or MIT.

DETAILS OF THE SHAREHOLDINGS OF THE DIRECTORS AND MAJOR SHAREHOLDERS IN OUR COMPANY AND PERSONS CONNECTED TO THEM WHO ARE INTERESTED IN THE PROPOSED MANDATE

(a) Information on the interested Directors of AAAN

Our Directors who are interested in the Proposed Mandate and their respective shareholdings in our Company as at 31 May 2007 are set out below:

Interested Directors	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
Dato' Badri	(1)	-	-	177,946,535	9.21
ARM	(2)	1,000,000	0.05	-	-
TPC	(3)	500,000	0.03	-	-
Dato' Khadar	(4)	250,000	0.01	-	-

Notes:

(1) Dato' Badri is deemed to have an interest over 177,946,535 Shares representing 9.21% of the share capital in AAAN, by virtue of the following:

(i) His deemed interest over 177,446,535 Shares representing 9.18% of the share capital in AAAN in which HTSB has an interest, by virtue of his interest over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares respectively.

The HTSB Subsidiaries hold the above Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares since interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(ii) His deemed interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB.

(2) Held through a nominee. ARM also holds 2,970,800 options over Shares pursuant to the 2003 ESOS and 1,350,000 options over unissued Shares pursuant to the 2003 MSIS.

(3) Held through a nominee. TPC is no longer a Director of AAAN with effect from 1 February 2007. For the purposes of the Proposed Mandate, TPC would be a director within the preceding 6 months of the date on which the terms of the transaction may be agreed upon.

(4) Dato' Khadar is a Person Connected to MSM. MSM is deemed to have an interest over 177,446,535 Shares representing 9.18% of the share capital in AAAN in which HTSB has an interest, by virtue of his interest over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares respectively.

The HTSB Subsidiaries hold the above Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares since interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(b) Information on the interested Directors of AAAN's subsidiaries

The Directors of AAAN's subsidiaries who are interested in the Proposed Mandate and their respective shareholdings in our subsidiaries as at 31 May 2007 are set out below:

Interested Directors	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
GF	(1)	-	-	-	-
AOR	(2)	-	-	-	-
TJK	-	-	-	-	-
WEM	-	-	-	-	-

Notes:

(1) GF holds 750,000 options over unissued Shares pursuant to the 2003 ESOS.

(2) AOR holds 165,000 options over unissued Shares pursuant to the 2003 ESOS and 90,000 options over unissued Shares pursuant to the 2003 MSIS.

(c) Information on the interested Major Shareholders of AAAN

Our Major Shareholders who are deemed interested in the Proposed Mandate and their respective shareholdings in our Company as at 31 May 2007 are set out below:

Interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
AAME	(1)	389,085,872	20.12	-	-
UTES	(2)	90,534,101	4.68	389,085,872	20.12
UTSB	(3)	-	-	479,619,973	24.80
PSIL	(4)	-	-	479,619,973	24.80
Excorp	(5)	-	-	479,619,973	24.80
PanOcean	(5)	-	-	479,619,973	24.80
TAK	(6)	-	-	819,082,908	42.35
KNB	-	413,829,018	21.40	-	-

Notes:

(1) Held through a nominee.

(2) UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.68% of the share capital in AAAN.

(3) UTSB is deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES. Please see Note (2) above.

(4) PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.99% of the share capital in UTSB. Please see Note (3) above.

(5) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of £1.00 each, are held by Excorp, which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (4) above. The entire issued and paid-up share capital of 6,000 shares of USD1.00 each in Excorp are in turn, held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.

(6) TAK is deemed to have an interest over 819,082,908 Shares representing 42.35% of the share capital in AAAN, by virtue of the following:

(i) PanOcean's deemed interest in the Shares (please see Note (5) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (5) above;

*(ii) The interests of East Asia Broadcast Network Systems N.V. ("**EABNS**"), Pacific Broadcast Systems N. V. ("**PBS**"), Home View Limited N.V. ("**HVL**") and Southpac Investments Limited N.V. ("**SIL**") which collectively hold 324,032,818 Shares representing 16.75% of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL, by virtue of his 100% control of the shares in their respective ultimate holding companies viz Tucson, Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and*

*(iii) The interests of Ujud Cergas Sdn Bhd ("**UCSB**"), Metro Ujud Sdn Bhd ("**MUSB**"), Mujur Sanjung Sdn Bhd ("**MSSB**"), Prisma Gergasi Sdn Bhd ("**PGSB**") and Ujud Mumi Sdn Bhd ("**UMSB**") which collectively hold 15,430,117 Shares representing 0.80% of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB, by virtue of his 100% control of the shares in their respective ultimate holding companies via All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.*

(d) Information on the interested Major Shareholders of AAAN's subsidiaries

Our Major Shareholders who are deemed interested in the Proposed Mandate and their respective shareholdings in our subsidiaries as at 31 May 2007 are set out below:

Interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
Yes TV	(1)	-	-	-	-
Yes plc	(1)	-	-	-	-

Note:

(1) Yes TV is a wholly-owned subsidiary of Yes plc. Yes TV holds the remaining 49% of the share capital in Goal TV and 25% of the share capital in Plus Interactive. Goal TV and Plus Interactive are 51% and 75% owned subsidiaries of AAAN respectively.

(e) Information on Persons Connected to our interested Directors

The Persons Connected to our interested Directors and their respective shareholdings in our Company as at 31 May 2007 are set out below:

Persons Connected to the interested Directors	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
RPSB	(8)	500,000	0.03	-	-
HTSB	(1) and (9)	-	-	177,446,535	9.18
MNSB	(9)	6,172,051	0.32	-	-
NNSB	(2) and (9)	-	-	6,172,051	0.32
GNSB	(9)	3,600,365	0.19	-	-
CDSB	(3) and (9)	-	-	3,600,365	0.19
SNSB	(9)	5,657,721	0.29	-	-
CDeras	(4) and (9)	-	-	5,657,721	0.29
BNSB	(9)	54,005,466	2.79	-	-
NBSB	(5) and (9)	-	-	54,005,466	2.79
NCSB	(9)	54,005,466	2.79	-	-
NKSB	(6) and (9)	-	-	54,005,466	2.79
NDSB	(9)	54,005,466	2.79	-	-
PMSB	(7) and (9)	-	-	54,005,466	2.79
MSM	(10)	166,600	0.01	177,446,535	9.18

Notes:

(1) HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via NBSB, NKSB, PMSB, NNSB, CDSB and CDeras respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.18% of the share capital in AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(2) Deemed interested by virtue of its direct equity interest in MNSB.

(3) Deemed interested by virtue of its direct equity interest in GNSB.

(4) Deemed interested by virtue of its direct equity interest in SNSB.

(5) Deemed interested by virtue of its direct equity interest in BNSB.

(6) Deemed interested by virtue of its direct equity interest in NCSB.

(7) Deemed interested by virtue of its direct equity interest in NDSB.

(8) RPSB is a Person Connected to Dato' Badri by virtue of his interest in RPSB as set out in Section (a) Note (1(ii)) above.

(9) The company is a Person Connected to Dato' Badri by virtue of his interest in the company as set out in Section (a) Note (1) above.

(10) MSM is the brother of Dato' Khadar. Details of MSM's interests are set out in Section (a) Note (4) above.

(f) Information on Persons Connected to our interested Major Shareholders

The Persons Connected to our interested Major Shareholders and their respective shareholdings in our Company as at 31 May 2007 are set out below:

Persons Connected to the interested Major Shareholders	Notes	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
UCSB	(1)	5,143,373	0.27	-	-
All Asia Radio Broadcast N.V.	(1) and (2)	-	-	5,143,373	0.27
MUSB	(1)	2,571,686	0.13	-	-
Global Radio Systems N.V.	(1) and (3)	-	-	2,571,686	0.13
MSSB	(1)	2,571,686	0.13	-	-
Maestra International Broadcast N.V.	(1) and (4)	-	-	2,571,686	0.13
PGSB	(1)	2,571,686	0.13	-	-
Maestra Global Radio N.V.	(1) and (5)	-	-	2,571,686	0.13
UMSB	(1)	2,571,686	0.13	-	-
Global Broadcast Systems N.V.	(1) and (6)	-	-	2,571,686	0.13
PBS	(1)	54,005,486	2.79	-	-
Pacific Broadcast Holdings N.V.	(1) and (7)	-	-	54,005,486	2.79
Orient Systems Limited N.V.	(1) and (8)	-	-	54,005,486	2.79
HVL	(1)	54,005,466	2.79	-	-
Home View Systems N.V.	(1) and (9)	-	-	54,005,466	2.79
Home View Holdings N.V.	(1) and (10)	-	-	54,005,466	2.79
SIL	(1)	54,005,466	2.79	-	-
Southpac Systems N.V.	(1) and (11)	-	-	54,005,466	2.79
Southpac Holdings N.V.	(1) and (12)	-	-	54,005,466	2.79
EABNS	(1) and (13)	162,016,400	8.38	-	-
East Asia Broadcast Systems Holdings N.V. ("**EABSH**")	(1) and (14)	-	-	162,016,400	8.38
Tucson	(1) and (15)	-	-	162,016,400	8.38
Dato' Badri	(16)	-	-	177,946,535	9.21

Notes:

(1) The company is a Person Connected to TAK by virtue of his interest as set out in Section (c) Note (6) above.

(2) Deemed interested by virtue of its direct equity interest in UCSB.

(3) Deemed interested by virtue of its direct equity interest in MUSB.

(4) Deemed interested by virtue of its direct equity interest in MSSB.

(5) Deemed interested by virtue of its direct equity interest in PGSB.

(6) Deemed interested by virtue of its direct equity interest in UMSB.

(7) Deemed interested by virtue of its direct equity interest in PBS.

(8) Deemed interested by virtue of its interest in Pacific Broadcast Holdings N.V., the immediate holding company of PBS.

(9) Deemed interested by virtue of its direct equity interest in HVL.

(10) Deemed interested by virtue of its interest in Home View Systems N.V., the immediate holding company of HVL.

(11) Deemed interested by virtue of its direct interest in SIL.

(12) Deemed interested by virtue of its interest in Southpac Systems N.V., the immediate holding company of SIL.

(13) Held through a nominee.

(14) EABSH is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100% of the votes attached to the voting shares in EABNS.

(15) Tucson is deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100% of the share capital in EABSH. Please see Note 14 above. The shares of Tucson are bearer shares.

(16) Dato' Badri is a Person Connected to KNB. Details of Dato' Badri's interests are set out in Section (a) Note (1) above.

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ABSTENTION FROM VOTING

Each of our Directors who is interested in any of the RRPTs covered under the Proposed Mandate has abstained and will continue to abstain from all Board deliberations and voting in relation to the Proposed Mandate concerning those RRPTs involving his interests and/or the interests of Persons Connected to him. Our interested Directors and interested Major Shareholders and Persons Connected to them, will abstain from voting in respect of their direct and/or indirect shareholdings on the relevant ordinary resolutions comprised in the Proposed Mandate in respect of the RRPTs with the transacting parties as set out in the table below:

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
1.	UT Group including but without limitation to: (i) UTSBM (ii) UTP (iii) UTHSB (iv) SRGAP (v) Bonuskad	• ARM • TPC^	• UTSB • PSIL • Excorp • PanOcean • TAK	• UTES[(a) & (b)] • AAME[(a) & (b)] • UCSB[(a)] • MUSB[(a)] • MSSB[(a)] • PGSB[(a)] • UMSB[(a)] • All Asia Radio Broadcast N.V. ("**AARB**")[(a)] • Global Radio Systems N.V. ("**GRS**")[(a)] • Maestra International Broadcast N.V. ("**MIB**")[(a)] • Maestra Global Radio N.V. ("**MGR**")[(a)] • Global Broadcast Systems N.V. ("**GBS**")[(a)] • EABNS[(a)] • EABSH[(a)] • Tucson[(a)] • PBS[(a)] • Pacific Broadcast Holdings N.V. ("**PBH**")[(a)] • Orient Systems Limited N.V. ("**OSL**")[(a)] • HVL[(a)] • Home View Systems N.V. ("**HVS**")[(a)] • Home View Holdings N.V. ("**HVH**")[(a)] • SIL[(a)] • Southpac Systems N.V. ("**SS**")[(a)] • Southpac Holdings N.V. ("**SH**")[(a)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected [#]
2.	Maxis Group including but without limitation to: (i) Malaysian Mobile (ii) Maxis Broadband	• Dato' Badri • ARM • TPC^ • Dato' Khadar	• UTSB • PSIL • Excorp • PanOcean • TAK	• MSM [(d)] • HTSB[(c) & (e)] • BNSB[(c) & (e)] • NCSB[(c) & (e)] • NDSB[(c) & (e)] • MNSB[(c) & (e)] • GNSB[(c) & (e)] • SNSB[(c) & (e)] • NBSB[(c) & (e)] • NKSB[(c) & (e)] • PMSB[(c) & (e)] • NNSB[(c) & (e)] • CDSB[(c) & (e)] • CDeras[(c) & (e)] • UTES[(a) & (b)] • AAME[(a) & (b)] • UCSB[(a)] • MUSB[(a)] • MSSB[(a)] • PGSB[(a)] • UMSB[(a)] • AARB[(a)] • GRS[(a)] • MIB[(a)] • MGR[(a)] • GBS[(a)] • EABNS[(a)] • EABSH[(a)] • Tucson[(a)] • PBS[(a)] • PBH[(a)] • OSL[(a)] • HVL[(a)] • HVS[(a)] • HVH[(a)] • SIL[(a)] • SS[(a)] • SH[(a)] • RPSB[(c)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
3.	Tanjong Group including but without limitation to: (i) PMP (ii) TGV	• ARM • TPC^	• UTSB • PSIL • Excorp • PanOcean • TAK	• UTES(a) & (b) • AAME(a) & (b) • UCSB(a) • MUSB(a) • MSSB(a) • PGSB(a) • UMSB(a) • AARB(a) • GRS(a) • MIB(a) • MGR(a) • GBS(a) • EABNS(a) • EABSH(a) • Tucson(a) • PBS(a) • PBH(a) • OSL(a) • HVL(a) • HVS(a) • HVH(a) • SIL(a) • SS(a) • SH(a)
4.	MSS	• ARM	• TAK	• UCSB(a) • MUSB(a) • MSSB(a) • PGSB(a) • UMSB(a) • AARB(a) • GRS(a) • MIB(a) • MGR(a) • GBS(a) • EABNS(a) • EABSH(a) • Tucson(a) • PBS(a) • PBH(a) • OSL(a) • HVL(a) • HVS(a) • HVH(a) • SIL(a) • SS(a) • SH(a) • UTES(a) • AAME(a) • UTSB(a) • PSIL(a) • Excorp(a) • PanOcean(a)

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected *
5.	KNB Group including but without limitation to: (i) MAS (ii) VADS (iii) Celcom (iv) Telekom (v) TSS (vi) Datapos (vii) TIME dotCOM	• Dato' Badri	• KNB	• HTSB[(c)] • BNSB[(c)] • NCSB[(c)] • NDSB[(c)] • MNSB[(c)] • GNSB[(c)] • SNSB[(c)] • NBSB[(c)] • NKSB[(c)] • PMSB[(c)] • NNSB[(c)] • CDSB[(c)] • CDeras[(c)] • RPSB[(c)]
6.	Yes TV	• TJK • WEM	• Yes plc • TJK	-
7.	Goal TV	• GF • AOR • TJK • WEM	• AAME • UTES • UTSB • PSIL • Excorp • PanOcean • TAK • Yes TV • Yes plc • TJK	• UCSB[(a)] • MUSB[(a)] • MSSB[(a)] • PGSB[(a)] • UMSB[(a)] • AARB[(a)] • GRS[(a)] • MIB[(a)] • MGR[(a)] • GBS[(a)] • PBS[(a)] • PBH[(a)] • OSL[(a)] • HVL[(a)] • HVS[(a)] • HVH[(a)] • SIL[(a)] • SS[(a)] • SH[(a)] • EABNS[(a)] • EABSH[(a)] • Tucson[(a)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
8.	Plus Interactive	• GF • AOR • TJK • WEM	• AAME • UTES • UTSB • PSIL • Excorp • PanOcean • TAK • Yes TV • Yes plc • TJK	• UCSB(a) • MUSB(a) • MSSB(a) • PGSB(a) • UMSB(a) • AARB(a) • GRS(a) • MIB(a) • MGR(a) • GBS(a) • PBS(a) • PBH(a) • OSL(a) • HVL(a) • HVS(a) • HVH(a) • SIL(a) • SS(a) • SH(a) • EABNS(a) • EABSH(a) • Tucson(a)
9.	KLCC Holdings and its affiliates	• ARM • Dato' Khadar	• TAK	• Tan Sri Dato' Sri Mohd. Hassan Bin Marican (d) • UTES(a) & (b) • AAME(a) & (b) • UTSB(a) • PSIL (a) • Excorp (a) • PanOcean (a) • UCSB(a) • MUSB(a) • MSSB(a) • PGSB(a) • UMSB(a) • AARB(a) • GRS(a) • MIB(a) • MGR(a) • GBS(a) • EABNS(a) • EABSH(a) • Tucson(a) • PBS(a) • PBH(a) • OSL(a) • HVL(a) • HVS(a) • HVH(a) • SIL(a) • SS(a) • SH(a)

Notes:

(a) A Person Connected to TAK.
(b) A Person Connected to UTSB, PSIL, Excorp and PanOcean.
(c) A Person Connected to Dato' Badri.
(d) A Person Connected to Dato' Khadar.
(e) A Person Connected to MSM.
 # The list may not be exhaustive. However as explained under Section 7 of Part B of the Circular, the interested Directors and interested Major Shareholders will undertake to ensure that Persons Connected to them will abstain from all deliberations and voting at the forthcoming EGM on the resolutions of the Proposed Mandate in which they have an interest.
^ TPC is no longer a Director of AAAN with effect from 1 February 2007. For the purposes of the Proposed Mandate, TPC would be a director within the preceding 6 months of the date on which the terms of the transaction may be agreed upon.

PROPOSED AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

Section (A): Details of the proposed amendments to our Articles of Association are as follows:

General amendments

(1) That the headings and description of each article at the "Contents" page of the Articles of Association be amended where necessary to reflect amendments to the relevant articles.
(2) That all references to "Central Depository" in the Articles of Association be changed to "Depository".
(3) That the order of the definitions appearing at Article 1(A) be re-arranged alphabetically where required.

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 1 (A)		**"2006 Act"** means the Companies Act 2006;	New definition in line with the 2006 Act
Article 1 (A)	"**Acts**" means the Act, the 2006 Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;	"**Acts**" means the Act, the 2006 Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;	In line with the 2006 Act
Article 1 (A)	~~"**address**" means, in relation to electronic communications, any number or address used for the purpose of such communications;~~	"**address**" has the same meaning as in section 1148 of the 2006 Act;	In line with the 2006 Act
Article 1 (A)		"authorised nominee" has the same meaning as in the Central Depositories Act;	New definition
Article 1 (A)	~~"**Central Depository**" means the Malaysian Central Depository Sdn. Bhd.;~~	*(Deleted in its entirety)*	Replaced with "Depository"
Article 1 (A)	~~"**communication**" has the same meaning as in the Electronic Communications Act 2000;~~	*(Deleted in its entirety)*	In line with the 2006 Act
Article 1 (A)		"**Depository**" means Bursa Malaysia Depository Sdn Bhd or such other name by which it shall be known from time to time;	In line with the Listing Requirements

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 1 (A)	~~"**electronic signature**" means any signature in electronic form which the board of directors requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;~~	*(Deleted in its entirety)*	In line with the 2006 Act
Article 1 (A)		"**electronic form**" and "**electronic copy**" have the same meaning as in section 1168 of the 2006 Act;	New definition in line with the 2006 Act
Article 1 (A)	"**electronic ~~communications~~ means**" has the same meaning as in ~~the United Kingdom Electronic Communications Act 2000~~section 1168 of the 2006 Act;	"**electronic means**" has the same meaning as in section 1168 of the 2006 Act;	In line with the 2006 Act
Article 1 (A)	"**extraordinary resolution**" means a resolution passed by a majority of not less than three-fourths of such members as (being entitled to do so) vote in person or, where proxies are allowed, by proxy, at a general meeting of which ~~not less than twenty-one clear days'~~ notice~~,~~ specifying the intention to propose the resolution as an extraordinary resolution has been duly given;	"**extraordinary resolution**" means a resolution passed by a majority of not less than three-fourths of such members as (being entitled to do so) vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as an extraordinary resolution has been duly given;	In line with the United Kingdom Companies Act, 1985
Article 1 (A)		"**hard copy form**" and "**hard copy**" have the same meaning as in section 1168 of the 2006 Act;	New definition in line with the 2006 Act
Article 1 (A)		"**in writing**" means in hard copy form or, to the extent permitted by the Acts, in any other form;	New definition in line with the 2006 Act
Article 1 (A)		"**Listing Requirements**" means the Listing Requirements of Bursa Malaysia Securities Berhad, as amended from time to time, and which can be found on http://www.bursamalaysia.com/website/bm/rules_and_regulations/listing_requirements/mbsb/;	In line with the Listing Requirements
Article 1 (A)	~~"**Record of Depositors**" means a record of Depositors provided by the Central Depository to the Company under the Rules;~~	"**Record of Depositors**" means a record of Depositors provided by the Depository to the Company under the Rules;	Consequential amendment

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 1 (A)	~~"**RPS**" has the meaning ascribed to them in article 3(A);~~	*(Deleted in its entirety)*	All the redeemable preference shares of the Company have been redeemed
Article 1 (A)	~~"**Series I RCPS**" has the meaning ascribed to them in article 3(A);~~	*(Deleted in its entirety)*	All the redeemable preference shares of the Company have been redeemed
Article 1 (A)	~~"**Series II RCPS**" has the meaning ascribed to them in article 3(A);~~	*(Deleted in its entirety)*	All the redeemable preference shares of the Company have been redeemed
Article 1 (A)	"**shares**" means ordinary shares~~, RPS, Series I RCPS, Series II RCPS~~ and any other shares in the Company, created from time to time;	"**shares**" means ordinary shares and any other shares in the Company created from time to time;	Consequential amendment
Article 1 (A)	"**Stock Exchange**" means ~~the Kuala Lumpur Stock Exchange~~ Bursa Malaysia Securities Berhad (or such other name by which it shall be known from time to time) and/or any other stock exchange on which the shares or other securities of the Company are listed from time to time;	"**Stock Exchange**" means Bursa Malaysia Securities Berhad (or such other name by which it shall be known from time to time) and/or any other stock exchange on which the shares or other securities of the Company are listed from time to time;	Consequential amendment
Article 1 (B)	Words and expressions to which a particular meaning is given by the Act or the 2006 Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A). The expression "**participating security**", "**relevant system**" and "**Operator**" have the same meaning as in the Uncertificated Securities Regulations.	Words and expressions to which a particular meaning is given by the Act or the 2006 Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A). The expression "**participating security**", "**relevant system**" and "**Operator**" have the same meaning as in the Uncertificated Securities Regulations.	In line with the 2006 Act
Article 3 (A)	**Authorised capital** The authorised share capital of the Company at the date of adoption of these articles is £~~301,628,945.36~~300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each~~, 49,998 redeemable preference shares of £1.00 each ("**RPS**"), 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each ("**Series I RCPS**") and 103,947,368~~	**Authorised capital** The authorised share capital of the Company at the date of adoption of these articles is £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each.	Consequential amendment

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	"Series II" redeemable convertible preference shares of £0.01 each ("**Series II RCPS**"). .		
Article 3 (B)	**RPS** The rights and restrictions attaching to the RPS are as follows: (1) **Dividends** The holders of RPS have the same rights to receive dividends as the holders of ordinary shares. (2) **Capital** (i) On a return of capital on winding up or otherwise (other than on redemption or purchase of shares) the Company's assets available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and Series II RCPS were redeemed on the date of the return of capital, and then secondly, in paying off the aggregate nominal value of the RPS, and after the repayment of the capital paid up on all the shares of every other class of the Company's share capital the payment of a further amount of £0.05 in respect of each RPS. (ii) The RPS do not confer a further right to participate in the Company's assets available for distribution among the members. (3) **Purchase and redemption** (i) Subject to the provisions of the articles and the provision of the Acts, the Company may purchase RPS at a price which does not exceed £1 per RPS. (iii) The Company may (subject to the articles and the provision of the Acts) redeem at par all or some of the RPS outstanding at any time provided that the RPS to be redeemed have been fully paid up. (a) Redemption is effected by giving to the holders of the RPS to be redeemed not less than one week's notice (a "**redemption notice**"). (b) The redemption notice shall specify the RPS to be redeemed, the date fixed for redemption (the "**redemption date**") and the place at which the certificates for the RPS are to be presented for redemption, as the directors may determine. (c) On the redemption date each holder whose RPS are to be redeemed is bound to deliver to the Company at the place stated in the redemption notice the certificate (or	*(Deleted in its entirety)*	All the redeemable preference shares of the Company have been redeemed

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	certificates) for those shares. On receipt, the Company shall pay to the holder (or, in the case of joint holders, to the holder whose name stands first in the Register in respect of the RPS) the redemption moneys due to him. If a certificate includes RPS not redeemable on that occasion, a new certificate for the balance of the RPS shall be issued to the holder without charge. (d) If a holder whose RPS are to be redeemed under this article 3(B)(3)(ii) fails to deliver the certificate (or certificates) for those RPS to the Company, the Company may retain the redemption moneys. The redemption moneys shall be paid to the holder (by cheque despatched at the holder's risk or such other means as the holder may request) within five market days of receipt of the certificate (or certificates) or an indemnity in respect of the certificate (or certificates) in a form satisfactory to the board. No person shall have a claim against the Company for interest on retained redemption moneys. (4) **Attendance at general meetings and voting** RPS confer no right to receive notice of or to attend and vote at general meetings unless the business of the meeting includes the consideration of a resolution for winding up the Company or any resolution which varies the rights attached to the RPS. (5) **Variation of class rights** The Company may from time to time create and issue further shares which rank in any respect in priority to or pari passu with the RPS or vary the rights attaching to any other shares in issue from time to time without varying or abrogating the rights of the holders of RPS.		
Article 3 (C)	(C) **Series I RCPS** (1) In this article 3(C) the following definitions apply: "**IPO**" means an initial public offering by the Company of its ordinary shares or depositary receipts in respect of its ordinary shares in connection with the admission to the official list of any United States of America or Malaysian securities exchange or internationally recognised securities exchange or any other securities exchange agreed to between the Company and the holder of the Series I RCPS; "**IPO Cash Redemption Amount**" means the amount so specified by the Company in the IPO Cash Redemption Notice, being an amount which does not exceed a sum representing 8 per cent. per annum (compounded annually) of the sum of A and B, calculated from the date following 31	*(Deleted in its entirety)*	All the redeemable preference shares of the Company have been redeemed

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	October 2003 up to the Series I Conversion Date, where: A = the US Dollar Equivalent of RM205 million on the Series I Conversion Date; and B = a sum representing 8 per cent. per annum (compounded annually) of A, calculated from 1 May 2001 up to 31 October 2003; **"IPO Cash Redemption Option"** means the option of the Company to redeem in cash from the proceeds of the IPO one Series I RCPS for the IPO Cash Redemption Amount in accordance with the provisions of the articles; **"IPO Cash Redemption Notice"** has the meaning ascribed to it in article 3(C)(16); **"IPO Price"** means the price at which each ordinary share shall be offered to institutional investors pursuant to the IPO; **"Post IPO Shares"** means the number of issued ordinary shares after taking into account (i) the issue of additional ordinary shares pursuant to the IPO and (ii) the issue of ordinary shares following conversion of any shares which are convertible into ordinary shares on or prior to the completion of the IPO (including, without limitation, the Series I RCPS and the Series II RCPS); **"Series I Conversion Date"** means the date of closing of the IPO; **"Series I Conversion Shares"** means a number of fully paid ordinary shares to be issued by the Company upon conversion of the Series I RCPS or, in the event of the exercise by the Company of the IPO Cash Redemption Option in relation to the Series I RCPS, all of the Series I RCPS except one held by each holder thereof, being the aggregate of: (i) such number of ordinary shares as shall represent 5.550 per cent. of the nominal value of the Post IPO Shares other than those Series I Conversion Shares referred to in sub-paragraph (ii); and (ii) such number of ordinary shares as shall be determined in accordance with the formula set out below: AS = A/B Where: AS = the additional number of ordinary shares referred to in this sub paragraph (ii); A = 8 per cent. per annum (compounded annually) of USD53,947,368 calculated from 1 May 2001 to the Series I Conversion Date less (if the Company shall exercise the IPO Cash Redemption Option in accordance with the provisions of these articles) the IPO Cash Redemption Amount; and B = the IPO Price in US Dollars at the US Dollar Equivalent.		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~**"Series I Record Date"** means the date and time by which a holder of Series I RCPS would have to be registered in the Register in order to participate in the relevant distributions, dividends, rights, allotments or other entitlements;~~ ~~**"Series I Redemption Amount"** means:~~ ~~(i) the US Dollar Equivalent of RM205 million on the Series I Redemption Date; and~~ ~~(ii) a sum representing 8 per cent. per annum of the amount referred to in (i) above, calculated from 1 May 2001 up to the Series I Redemption Date;~~ ~~**"Series I Redemption Date"** means any market day on which the Company shall redeem or procure the purchase of all Series I RCPS in accordance with the provisions of this article 3(C), or in respect of any Series I RCPS to be redeemed in connection with the conversion of the Series I RCPS into the Series I Conversion Shares, the Series I Conversion Date;~~ ~~**"Series I Redemption Notice"** means the notice in the form endorsed on the Series I RCPS certificate delivered by the holder of the Series I RCPS requiring the redemption of the Series I RCPS for the Series I Redemption Amount; and~~ ~~**"Series I Redemption Period"** means the period commencing from the date of delivery of the Series I Redemption Notice to the Company and ending on the date which is nine months from such date.~~ ~~(2) The Series I RCPS shall confer upon the holder thereof such rights and shall be issued upon such terms and conditions as are set out in this article 3(C). In respect of all rights of the holder of Series I RCPS, the provisions of this article 3(C) shall override all inconsistent provisions in these articles.~~ ~~(3) The Series I RCPS shall not entitle the holder:~~ ~~(i) to vote upon any resolution (other than a resolution for winding up the Company or any resolution which varies the rights attached to the Series I RCPS);~~ ~~(ii) save as otherwise provided in paragraph 3(C)(17) of this article, to attend any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holder is entitled to vote;~~ ~~but subject as aforesaid (a) at any general meeting which the holder of the Series I RCPS is entitled to attend as aforesaid and at any class meeting of the holders of Series I RCPS on a show of hands every holder of Series I RCPS who (being an individual) is present in person or proxy or (being a corporation) is present by a representative shall have one vote and on a poll every holder of Series I RCPS who is present in person, by a representative or by proxy shall have one vote for~~		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	each Series I RCPS of which he is a holder and (b) the holder of the Series I RCPS shall have the right to receive notice of any meeting of shareholders and annual reports and audited accounts of the Company and all documents and information which are forwarded to the holders of ordinary shares in such capacity. (4) In the event of the winding-up of the Company the assets of the Company available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and the Series II RCPS were redeemed on the date of the return of capital but a holder of Series I RCPS shall not be entitled to any further assets of the Company available for distribution. (5) Subject to the provisions of the Acts, upon a holder of Series I RCPS giving to the Company the Series I Redemption Notice up to and including 31 October 2003, the Company shall be bound to redeem the whole of the Series I RCPS on any market day within the Series I Redemption Period PROVIDED THAT the Company shall be deemed to have discharged its obligation hereunder if, in lieu of redeeming the Series I RCPS, it procures another person or entity of suitable credit worthiness to be mutually agreed to between the holder of the Series I RCPS and the Company to purchase all of the Series I RCPS on any market day during a period of three months commencing on the expiry of the Series I Redemption Period for a consideration equal to the Series I Redemption Amount free from all Encumbrances and together with all rights attaching thereto as at the date of purchase or at any time thereafter. (6) Not later than 10.00 a.m. (Malaysian time) on the Series I Redemption Date (unless this is also the Series I Conversion Date), the Company will pay to the holder of Series I RCPS by bank draft or other form acceptable to such holder the Series I Redemption Amount. (7) The holder of Series I RCPS shall upon the redemption thereof surrender to the Company the certificate(s) for the Series I RCPS of such holder to be redeemed. (8) Failure by the holder of Series I RCPS to surrender the certificate(s) thereof upon redemption shall not prejudice or affect the redemption of its Series I RCPS but the amount payable to such holder of Series I RCPS upon redemption shall immediately be paid by the Company into a bank account		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	established for the purpose of holding such moneys and be held by the Company in trust for such holder of Series I RCPS and be paid to it forthwith after receipt by the Company of the certificate(s) or, if it has been lost, destroyed or misplaced, satisfactory evidence of such fact and an indemnity and release in favour of the Company in respect thereof is delivered to the Company. Payment of such moneys into such bank account shall constitute redemption. (9) The Company shall only redeem the Series I RCPS out of (a) distributable profits (as defined in the Act) or (b) the proceeds of a fresh issue of shares made for the purpose of the redemption or otherwise in accordance with the provisions of these articles and the Acts. (10) The holder of Series I RCPS (here the "**transferor**") may, subject to the consent of any Public Authority being obtained, transfer all of its Series I RCPS to another person who is a shareholder or any Affiliate of the transferor or MAI Sdn Berhad, a private company incorporated in Malaysia with limited liability, or any other person to whom MAI Sdn Berhad has assigned, transferred or novated its rights and obligations under any option granted to or by MAI Sdn Berhad in respect of the Series I RCPS or (with the consent in writing of the Company) to any entity through which the transferor implements any joint venture to which the transferor is a party as at the date of such transfer, but not otherwise provided that notwithstanding anything hereinbefore contained, the holder of Series I RCPS shall not be entitled, save and except with the prior written consent of shareholders holding not less than 50 per cent. of the votes attached to the voting shares in the Company, to transfer the Series I RCPS to any person or entity which carries on any business in competition with the Company or any Affiliate of the Company. (11) The par value of a Series I RCPS shall be deemed to have been paid in full on the date of issue and allotment of the Series I RCPS. (12) The capital paid-up on the Series I RCPS shall not be liable to cancellation or reduction save with the prior written consent of the holder of the Series I RCPS. (13) The rights attaching to the Series I RCPS as regards conversion are as follows: (i) All the Series I RCPS shall be automatically converted into the Series I Conversion Shares on the Series I Conversion Date. Conversion of the Series I RCPS as are due to be converted as aforesaid shall be effected in such manner as the board shall, subject to these articles and the Acts, from time to time determine.		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~(ii) Without prejudice to the generality of the foregoing and subject to the Acts, the conversion of any Series I RCPS to be converted as aforesaid may be effected:~~ ~~(a) by the Company requiring the holder of the Series I RCPS to subscribe in cash for the Series I Conversion Shares fully paid whereupon the Company shall forthwith (i) issue the Series I Conversion Shares and (ii) apply at the Company's discretion some or all of such cash proceeds and/or the Company's distributable profits in redeeming the Series I RCPS. Any payment of subscription monies and redemption monies in accordance with this article 3(C)(13)(ii)(a) may be effected solely by way of book entry so that the holder of the Series I RCPS need not pay any cash to the Company and vice versa in connection therewith; or~~ ~~(b) in any other manner in accordance with the provisions of the Acts.~~ ~~(iii) On conversion of the Series I RCPS, the holder thereof shall deliver to the Company on the Series I Conversion Date the share certificate(s) thereof PROVIDED THAT failure by a holder to deliver such certificate(s) shall not prejudice or affect the conversion of the Series I RCPS of the holder into ordinary shares in accordance with the provisions of this article 3(C)(13).~~ ~~(iv) The Series I Conversion Shares shall be issued and allotted on the Series I Conversion Date and the Company shall despatch to the persons entitled thereto within two months after the Series I Conversion Date certificates for the Series I Conversion Shares.~~ ~~(v) The Series I Conversion Shares shall carry the right to receive all dividends and other distributions declared made or paid upon the ordinary shares by reference to a Series I Record Date on or after the Series I Conversion Date and shall rank pari passu in all other respects and form one class with the ordinary shares then in issue and fully paid.~~ ~~(vi) If any fractions of an ordinary share shall arise on conversion of the Series I RCPS the ordinary shares representing such fractions will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Company.~~ ~~(14) Each of the following matters shall be deemed to be a variation of the rights attaching to the Series I RCPS and shall be prohibited except with the prior consent of the holder of the Series I RCPS:~~ ~~(i) any amendment of any provision of the memorandum of association of the Company and articles which would adversely affect the rights, preferences, powers (including,~~		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~without limitation, voting powers) and privileges of the holder of the Series I RCPS; or~~ ~~(ii) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in priority to the Series I RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or~~ ~~(iii) a recapitalization, reorganization, merger or consolidation or any transaction howsoever or a series of related transactions as a result of the implementation of which the then holders of voting shares in the Company shall hold less than a majority of the voting power in the Company; or~~ ~~(iv) a sale conveyance or transfer of all or substantially all of the assets of the Group; or~~ ~~(v) the effecting by the Company, at any time prior to 31 October 2003 of any of the matters set out below:~~ ~~(a) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in parity to the Series I RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or~~ ~~(b) declaration or payment of any dividends on its ordinary shares or preference shares, other than such dividends as are required to be paid to the holders of any preference shares under the terms upon which such preference shares are issued; or~~ ~~(c) redemption, purchase or acquisition of any of its own shares (or pay into or set aside for a sinking fund for such purpose), other than any redemption of any preference shares pursuant to the terms upon which they are issued.~~ ~~PROVIDED THAT notwithstanding anything hereinbefore contained, the rights attaching to the Series I RCPS shall not be deemed to be varied by, and the consent of the holder of the Series I RCPS shall not be required for, the authorisation or issue by the Company of any shares the proceeds of which are to be applied for the purpose of redeeming the Series I RCPS in accordance with the provisions of these articles or the issue by the Company, following the receipt by it of a Series I Redemption Notice, of any securities ranking in parity to the Series I RCPS.~~ ~~(15) If, while the Series I RCPS remain outstanding, the Company shall effect any capitalisation issue, or any sub-division, consolidation or reduction of its share capital or any purchase of its own shares or any other variation in its issued~~		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	share capital other than pursuant to an IPO, then the number of Series I Conversion Shares shall be adjusted accordingly in such manner as shall place the holders of Series I RCPS in the same position as regards the percentage of the equity share capital of the Company which the holder of Series I RCPS shall be entitled to acquire pursuant to any conversion of the Series I RCPS under this article 3(C) and in the case of any dispute as to the manner of such adjustment the auditors of the Company (acting as experts and not arbitrators) shall determine the same at the request of either party and at their joint expense. The Company shall not take any steps in relation to its share capital as aforesaid which would have the effect of reducing the subscription price (as so adjusted) payable for each Series I Conversion Share below par. (16) If the holder of Series I RCPS does not give to the Company a Series I Redemption Notice in accordance with the provisions of article 3(C)(5), the Company may: (i) at any time following 31 October 2003 by giving not less than thirty days' prior written notice of its intention to redeem the whole of the Series I RCPS to the holder thereof, the Company shall be entitled and bound to redeem the whole of the Series I RCPS on the date specified in such notice (being a date not less than nine months after the giving of such notice) unless an IPO shall occur prior to the date so specified in which event the notice shall be null and void; (ii) at any time during a period of five days preceding the Series I Conversion Date give notice to the holder of the Series I RCPS of its intention to redeem in cash from the proceeds of the IPO one Series I RCPS for the IPO Cash Redemption Amount. Such notice (the "**IPO Cash Redemption Notice**") shall specify the date on which such redemption shall take place and the IPO Cash Redemption Amount. In relation to any such redemption the provisions of paragraphs (6), (7) and (8) of this article 3(C) shall apply as if: (a) references therein to the Series I Redemption Date were references to the date specified for the redemption of the one Series I RCPS in the IPO Cash Redemption Notice; (b) references therein to the Series I Redemption Amount were references to the IPO Cash Redemption Amount; and (c) otherwise mutatis mutandis. For the avoidance of doubt, where the Company gives to the holder of the Series I RCPS an IPO Cash Redemption Notice all of the Series I RCPS of such holder (other than the one Series I RCPS which is to be redeemed for cash at the IPO Cash Redemption Amount) shall remain subject to the rights		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	as regards conversion as specified in paragraph (13) of this article 3(C). (17) The holder of the Series I RCPS shall have: (i) the right to appoint a representative to attend all meetings of the board (at which such representative shall have no voting rights and shall only be an observer of the proceedings thereof) and to receive all board papers or other information provided to the directors of the Company for the purpose of such meetings; (ii) the right to receive copies of all resolutions by the directors of the Company; (iii) the right to appoint a representative to attend all general meetings (at which such representative shall have no voting rights but shall only be an observer of the proceedings thereof) and to receive all papers, circulars, notices or other information provided to shareholders for the purpose of such meetings; and (iv) the right to receive copies of all resolutions of the shareholders. PROVIDED THAT the exercise of the rights under this article 3(C)(17) shall be subject to the holder of the Series I RCPS and its representative referred to in paragraphs (17)(i) and (iii) of this article 3(C) entering into confidentiality undertakings in favour of the Company in form and substance acceptable to the Company. (18) (i) If the Company proposes to cause its ordinary shares to be admitted to the official list of any securities exchange (other than a United States of America or Malaysian securities exchange or an internationally recognised stock exchange) in circumstances when such ordinary shares or depositary receipts in respect thereof are not admitted to the official list of any United States of America securities exchange, the holder of the Series I RCPS shall within twenty one days after it shall have received notice of the proposal (the "**Listing Proposal**") advise the Company of whether or not it agrees with the Listing Proposal. (ii) If the holder of the Series I RCPS shall notify the Company of its agreement to the Listing Proposal in accordance with article 3(C)(18)(i) above, the securities exchange on which it is proposed to list the Company's ordinary shares thereunder shall be deemed to have been agreed to between the holder of the Series I RCPS and the Company for the purpose of these articles. (iii) If the holder of the Series I RCPS shall notify the Company that it does not agree with the Listing Proposal, the		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~holder of the Series I RCPS and the Company shall cause their respective chief financial officers or officers of similar standing to confer within seven days from the date of such notification to consider the respective positions of the holder of the Series I RCPS and the Company and the reasons for their respective positions with a view to resolving within a period of fourteen days their disagreement having due regard to the best interest of the Company. If the respective officers shall agree upon a resolution of the matter, the holder of the Series I RCPS and the Company shall execute a statement setting out the agreed terms and the holder of the Series I RCPS and the Company shall take all necessary steps to ensure that the agreed terms are fully and promptly carried into effect.~~		
Article 3 (D)	~~(D) **Series II RCPS**~~ ~~(1) In this article 3(D) the following definitions apply:~~ ~~"**IPO**" means an initial public offering by the Company of its ordinary shares or depositary receipts in respect of its ordinary shares in connection with the admission to the official list of the Malaysian securities exchange or any internationally recognised securities exchange; and "**IPO Price**" means the price at which each ordinary share shall be offered to institutional investors pursuant to the IPO;~~ ~~"**Series II Conversion Date**" means the date of closing of the IPO;~~ ~~"**Series II Conversion Shares**" means the number of fully paid ordinary shares which could be subscribed for by RM 305 million as at the Series II Conversion Date, based on the following assumptions:~~ ~~(i) the date of subscription for the ordinary shares shall be the Series II Conversion Date; and~~ ~~(ii) the amount to be subscribed for each ordinary share shall be 90 per cent. of the IPO Price;~~ ~~"**Series II Record Date**" means the date and time by which a holder of Series II RCPS would have to be registered in the Register in order to participate in the relevant distributions, dividends, rights, allotments or other entitlements;~~ ~~"**Series II Redemption Amount**" means the US Dollar Equivalent of RM305 million on the Series II Redemption Date;~~ ~~"**Series II Redemption Date**" means any market day on which the Company shall redeem or procure the purchase of all Series II RCPS in accordance with these articles or, in respect of any Series II RCPS to be redeemed in connection with the conversion of the Series II RCPS into the Series II Conversion~~	*(Deleted in its entirety)*	All the redeemable preference shares of the Company have been redeemed

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	Shares, the Series II Conversion Date; "**Series II Redemption Notice**" means the notice in the form endorsed on the Series II RCPS certificate delivered by the holder of the Series II RCPS requiring the redemption of the Series II RCPS for the Series II Redemption Amount; and "**Series II Redemption Period**" means the period commencing from the date of delivery of the Series II Redemption Notice to the Company and ending on the date which is twelve months from such date. (2) The Series II RCPS shall confer upon the holders thereof such rights and shall be issued upon such terms and conditions as are set out in this article 3(D). In respect of all rights of the holder of Series II RCPS, the provisions of this article 3(D) shall override all inconsistent provisions in these articles. (3) The Series II RCPS shall not entitle the holder: (i) to vote upon any resolution (other than a resolution for winding up the Company or any resolution which varies the rights attached to the Series II RCPS); (ii) save as otherwise provided in paragraph (14) of this article 3(D), to attend at any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holder is entitled to vote; but subject as aforesaid (aa) at any general meeting which the holder of the Series II RCPS is entitled to attend as aforesaid and at any class meeting of the holders of Series II RCPS on a show of hands every holder of Series II RCPS who (being an individual) is present in person or proxy or (being a corporation) is present by a representative shall have one vote and on a poll every holder of Series II RCPS who is present in person, by a representative or by proxy shall have one vote for each Series II RCPS of which he is a holder and (bb) the holder of the Series II RCPS shall have the right to receive notice of any meeting of shareholders and annual reports and audited accounts of the Company and all documents and information which are forwarded to the holders of ordinary shares in such capacity. (4) In the event of the winding up of the Company the assets of the Company available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and the Series II RCPS were redeemed on the date of the return of capital but a holder of Series II RCPS shall not be		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~entitled to any further assets of the Company available for distribution.~~ ~~(5) Subject to the provisions of the Acts if the Series II RCPS shall not have been converted to ordinary shares in the Company in accordance with the provisions of this article 3(D) prior to 18 December 2003, then upon the holder of Series II RCPS giving to the Company the Series II Redemption Notice between 18 December 2003 and 17 December 2004, the Company shall be bound to redeem the whole of the Series II RCPS on any market day within the Series II Redemption Period PROVIDED THAT the Company shall be deemed to have discharged its obligation hereunder if, in lieu of redeeming the Series II RCPS, it procures another person or entity of suitable credit worthiness to be mutually agreed to between the holder of the Series II RCPS and the Company to purchase all of the Series II RCPS on any market day during a period of twelve months from the delivery of the Series II Redemption Notice for a consideration equal to the Series II Redemption Amount free from all Encumbrances and together with all rights attaching thereto as at the date of purchase or at any time thereafter.~~ ~~(6) Not later than 10.00 a.m. (Malaysian time) on the Series II Redemption Date (unless this is also the Series II Conversion Date), the Company will pay to the holder of Series II RCPS by bank draft or other form acceptable to such holder the Series II Redemption Amount.~~ ~~(7) The holder of Series II RCPS shall upon the redemption thereof surrender to the Company the certificate(s) for the Series II RCPS of such holder to be redeemed.~~ ~~(8) Failure by the holder of Series II RCPS to surrender the certificate(s) thereof upon redemption shall not prejudice or affect the redemption of its Series II RCPS but the amount payable to such holder of Series II RCPS upon redemption shall immediately be paid by the Company into a bank account established for the purpose of holding such moneys and be held by the Company in trust for such holder of Series II RCPS and be paid to it forthwith after receipt by the Company of the certificate(s) or, if it has been lost, destroyed or misplaced, satisfactory evidence of such fact and an indemnity and release in favour of the Company in respect thereof is delivered to the Company. Payment of such moneys into such bank account shall constitute redemption.~~ ~~(9) The Company shall only redeem the Series II RCPS out of (a) distributable profits (as defined in the Act) or (b) the proceeds of a fresh issue of shares made for the purpose of the redemption or otherwise in accordance with the provisions~~		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~of these articles and the Acts.~~ ~~(10) The holder of Series II RCPS (here, the "**transferor**") may, subject to the consent of any Public Authority being obtained, transfer all of its Series II RCPS to another person who is a Shareholder or any Affiliate of the transferor or Wangi Terang Sdn Bhd, a private company incorporated in Malaysia with limited liability, or any other person to whom Wangi Terang Sdn Bhd has assigned, transferred or novated its rights and obligations under any option granted to or by Wangi Terang Sdn Bhd in respect of the Series II RCPS or (with the consent in writing of the Company) to any entity through which the transferor implements any joint venture to which the transferor is a party as at the date of such transfer, but not otherwise Provided that notwithstanding anything hereinbefore contained, the holder of Series II RCPS shall not be entitled, save and except with the prior written consent of shareholders holding not less than 50 per cent. of the votes attached to the voting shares in the Company, to transfer the Series II RCPS to any person or entity which carries on any business in competition with the Company or any Affiliate of the Company.~~ ~~(11) The capital paid up on the Series II RCPS shall not be liable to cancellation or reduction save with the prior written consent of the holder of the Series II RCPS.~~ ~~(12) The rights attaching to the Series II RCPS as regards conversion are as follows:~~ ~~(i) All the Series II RCPS shall be automatically converted into the Series II Conversion Shares on the Series II Conversion Date. Conversion of the Series II RCPS as are due to be converted as aforesaid shall be effected in such manner as the board shall, subject to these articles and the Acts, from time to time determine.~~ ~~(ii) Without prejudice to the generality of the foregoing and subject to the Acts, the conversion of any Series II RCPS to be converted as aforesaid may be effected:~~ ~~(a) by the Company requiring the holder of the Series II RCPS to subscribe in cash for the Series II Conversion Shares fully paid whereupon the Company shall forthwith (i) issue the Series II Conversion Shares and (ii) apply at the Company's discretion some or all of such cash proceeds and/or the Company's distributable profits in redeeming the Series II RCPS. Any payment of subscription monies and redemption monies in accordance with this article 3(D)(12)(ii)(a) may be effected solely by way of book entry so that the holder of the Series II RCPS need not pay any cash to the Company and vice versa in connection therewith; or~~ ~~(b) in any other manner in accordance with the~~		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	provisions of the Acts. (iii) On conversion of the Series II RCPS, the holder thereof shall deliver to the Company on the Series II Conversion Date the share certificate(s) thereof PROVIDED THAT failure by a holder to deliver such certificate(s) shall not prejudice or affect the conversion of the Series II RCPS of the holder into ordinary shares in accordance with the provisions of this article 3(D)(12). (iv) The Series II Conversion Shares shall be issued and allotted on the Series II Conversion Date and the Company shall despatch to the persons entitled thereto within two months after such Series II Conversion Date certificates for the Series II Conversion Shares. (v) The Series II Conversion Shares shall carry the right to receive all dividends and other distributions declared made or paid upon the ordinary shares by reference to a Series II Record Date on or after the Series II Conversion Date and shall rank pari passu in all other respects and form one class with the ordinary shares then in issue and fully paid. (vi) If any fractions of a ordinary share shall arise on conversion of the Series II RCPS the ordinary shares representing such fractions will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Company. (13) Each of the following matters shall be deemed to be a variation of the rights attaching to the Series II RCPS and shall be prohibited except with the prior consent of the holder of the Series II RCPS: (i) any amendment of any provision of the memorandum of association of the Company and articles which would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the holder of the Series II RCPS; or (ii) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in priority to the Series II RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or (iii) a recapitalization, reorganization, merger or consolidation or any transaction howsoever or a series of related transactions as a result of the implementation of which the then holders of voting shares in the Company shall hold less than a majority of the voting power in the Company; or (iv) a sale conveyance or transfer of all or substantially all of the assets of the Group; or;		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~(v) the effecting by the Company, at any time prior to the Conversion Date or 17 December 2004, whichever is earlier, of any of the matters set out below:~~ ~~(a) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in parity to the Series II RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or~~ ~~(b) declaration or payment of any dividends on its ordinary shares or any preference shares, other than such dividends as are required to be paid to the holders of any preference shares under the terms upon which such preference shares are issued; or~~ ~~(c) redemption, purchase or acquisition of any of its own shares (or pay into or set aside for a sinking fund for such purpose), other than any redemption of any preference shares pursuant to the terms upon which they are issued.~~ ~~PROVIDED THAT notwithstanding anything hereinbefore contained, the rights attaching to the Series II RCPS shall not be deemed to be varied by, and the consent of the holder of the Series II RCPS shall not be required for, the authorisation or issue by the Company of any shares the proceeds of which are to be applied for the purpose of redeeming the Series II RCPS in accordance with the provisions of these articles or the issue by the Company, following the receipt by it of a Series II Redemption Notice, of any securities ranking in parity to the Series II RCPS.~~ ~~(14) The holder of the Series II RCPS shall have:~~ ~~(i) the right to appoint a representative to attend all meetings of the board (at which such representative shall have no voting rights and shall only be an observer of the proceedings thereof) and to receive all board papers or other information provided to the directors of the Company for the purpose of such meetings;~~ ~~(ii) the right to receive copies of all resolutions by the directors of the Company;~~ ~~(iii) the right to appoint a representative to attend all general meetings (at which such representative shall have no voting rights but shall only be an observer of the proceedings thereof) and to receive all papers, circulars, notices or other information provided to shareholders for the purpose of such meetings; and~~ ~~(iv) the right to receive copies of all resolutions of the shareholders.~~ ~~PROVIDED THAT the exercise of the rights under this article~~		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	~~3(D)(14) shall be subject to the holder of the Series II RCPS and its representative referred to in paragraphs (14)(i) and(iii) of this article 3(D) entering into confidentiality undertakings in favour of the Company in form and substance acceptable to the Company.~~ ~~(15) If the holder of Series II RCPS does not give to the Company a Series II Redemption Notice in accordance with the provisions of article 3(D)(5), the Company may at any time after 17 December 2004 by giving not less than thirty days prior written notice of its intention to redeem the whole of the Series II RCPS to the holder thereof, whereupon the Company shall be entitled and bound to redeem the whole of the Series II RCPS on the date specified in such notice (being a date not less than nine months after the giving of such notice) for a consideration equal to the Series II Redemption Amount unless an IPO shall occur prior to the date so specified in which event the notice shall be null and void.~~		
Article 4 (A)	Subject to the Acts and relevant authority given by the Company in general meeting, the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount. Every issue of shares or options to ~~employees and/or~~ directors of the Company shall be approved by the members in general meeting and no directors shall participate in such issue of shares or options unless~~:—~~ the members in general meeting have approved the specific issue to be made to such directors. ~~(a) the members in general meeting have approved the specific issue to be made to such directors; and~~ ~~(b) any such director holds office in the Company in an executive capacity.~~	Subject to the Acts and relevant authority given by the Company in general meeting, the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount. Every issue of shares or options to directors of the Company shall be approved by the members in general meeting and no directors shall participate in such issue of shares or options unless the members in general meeting have approved the specific issue to be made to such directors.	In line with the Listing Requirements
Article 4 (E) (iv)	**"section 80 amount"** means, for the first period, £~~301,628,945.36~~300,000,000 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;	**"section 80 amount"** means, for the first period, £300,000,000 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;	Consequential amendment

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 4 (E) (v)	**"section 89 amount"** means, for the first period, £~~301,628,945.36~~300,000,000 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company; and	**"section 89 amount"** means, for the first period, £300,000,000 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company; and	Consequential amendment
Article 6 (B)	Subject to the Acts, the Company may issue preference shares ~~but the total nominal value of the issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time and~~ provided that the Company shall not issue preference shares ranking in priority over preference shares already issued, but may issue preference shares ranking equally therewith.	Subject to the Acts, the Company may issue preference shares provided that the Company shall not issue preference shares ranking in priority over preference shares already issued, but may issue preference shares ranking equally therewith.	In line with the Listing Requirements
Article 6 (C) (ii)	~~The holder of a preference share is entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.~~	*(Deleted in its entirety)*	In line with the Listing Requirements
Article 6 (C) (ii)	~~(iii)~~ (ii) The holder of a preference share shall have the right to vote in each of the following circumstances: - (a) when the dividend or part of the dividend on the preference share is in arrears for more than six (6) months; (b) on a proposal to reduce the Company's share capital; (c) on a proposal for the disposal of the whole of the Company's property, business and undertaking; (d) on a proposal that affects the rights attached to the preference share; (e) on a proposal to wind up the Company; and (f) during the winding-up of the Company.	(ii) The holder of a preference share shall have the right to vote in each of the following circumstances: - (a) when the dividend or part of the dividend on the preference share is in arrears for more than six (6) months; (b) on a proposal to reduce the Company's share capital; (c) on a proposal for the disposal of the whole of the Company's property, business and undertaking; (d) on a proposal that affects the rights attached to the preference share; (e) on a proposal to wind up the Company; and (f) during the winding-up of the Company.	Consequential amendment
Article 11 (D)	Subject to the provisions in the Central Depositories Act and the Rules, every member whose name is entered as member	Subject to the provisions in the Central Depositories Act and the Rules, every member whose name is entered as member	To correct reference to article number

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	in the Register shall be entitled to receive share certificates in such reasonable denominations as he may require for his shares (whether by way of splitting or consolidation) upon payment of the amount of the proper stamp duty to which each such certificate is chargeable under any law for the time being and upon further payment for a fee, not exceeding RM3 or such other sum as may from time to time be permitted by the stock exchange on which the shares in the Company are listed PROVIDED that in the event of any sub-division of shares in the Company pursuant to article 42(~~iii~~A), the Company shall issue certificates in denominations requested by the member up to a maximum of ten certificates without charge.	in the Register shall be entitled to receive share certificates in such reasonable denominations as he may require for his shares (whether by way of splitting or consolidation) upon payment of the amount of the proper stamp duty to which each such certificate is chargeable under any law for the time being and upon further payment for a fee, not exceeding RM3 or such other sum as may from time to time be permitted by the stock exchange on which the shares in the Company are listed PROVIDED that in the event of any sub-division of shares in the Company pursuant to article 42(A), the Company shall issue certificates in denominations requested by the member up to a maximum of ten certificates without charge.	
Article 16 (B)	To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. Where appropriate this may be done by the board ~~of directors~~ giving and signing such instructions and documents as are required under the Central Depositories Act or the Rules (which will be executed in the name of the member whose shares are being or have been sold) to the ~~Central~~ Depository for the withdrawal of the Deposited Securities, which are being or have been sold and/or authorising and effecting the book-entry of the Deposited Securities which are being or have been sold to the purchaser and/or doing all such acts deeds and things as may be necessary to effect such sale. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.	To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. Where appropriate this may be done by the board giving and signing such instructions and documents as are required under the Central Depositories Act or the Rules (which will be executed in the name of the member whose shares are being or have been sold) to the Depository for the withdrawal of the Deposited Securities, which are being or have been sold and/or authorising and effecting the book-entry of the Deposited Securities which are being or have been sold to the purchaser and/or doing all such acts deeds and things as may be necessary to effect such sale. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.	For consistency of reference
Article 30 (C)	~~Before a holder of RPS (the "**Vendor**") transfers or disposes of any RPS or any interest in any RPS the Vendor shall give notice in writing (the "**Transfer Notice**") to the Company of its desire to do so.~~	*(Deleted in its entirety)*	Consequential amendment
Article 30 (D)	~~The Transfer Notice shall (a) specify the number of RPS desired to be transferred or disposed of ("**Offered Shares**"); (b) specify the price per share which the Vendor is willing to accept for the Offered Shares; (c) constitute the Company by its directors as the Vendor's agent to offer and sell the Offered Shares to the holder of the majority in value of the Ordinary~~	*(Deleted in its entirety)*	Consequential amendment

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	Shares (the "**Purchaser**") at the price per share specified in the Transfer Notice; and (d) not be withdrawn except with the consent of the directors.		
Article 30 (E)	Upon receipt of the Transfer Notice the directors shall serve a copy of it on the Purchaser with the request that the Purchaser inform the directors in writing within twenty one market days whether or not it wishes to accept the offer to purchase the Offered Shares.	*(Deleted in its entirety)*	Consequential amendment
Article 30 (F)	In the event that the Purchaser wishes to accept the offer to purchase the Offered Shares the Company shall forthwith give notice (the "**Allocation Notice**") of the acceptance of such offer to the Vendor and to the Purchaser. The Allocation Notice shall specify (a) the price of the Offered Shares (the "**Transfer Price**"); and (b) the place and time (being not earlier than fourteen and not later than twenty eight days after the date of the Allocation Notice) at which the Transfer Price is to be paid by the Purchaser and the Offered Shares are to be transferred by the Vendor. The Vendor shall be bound to transfer the Offered Shares against tender of the Transfer Price in accordance with the terms of the Allocation Notice.	*(Deleted in its entirety)*	Consequential amendment
Article 30 (G)	If, after having become bound to transfer the Offered Shares, the Vendor defaults in transferring the Offered Shares, then: (a) the Company may receive the Transfer Price and the Vendor shall be deemed to have appointed any director or the secretary of the Company as the Vendor's agent to execute a transfer of the Offered Shares in favour of the Purchaser and to receive the Transfer Price on trust for the Vendor; (b) the receipt by the Company of the Transfer Price shall be deemed a good discharge to the Purchaser and after the Purchaser has been entered in the register of members the validity of the proceedings shall not be questioned by any person; and (c) the Vendor shall be bound to deliver up the share certificate for the Offered Shares and on its delivery shall be entitled to receive the Transfer Price without interest.	*(Deleted in its entirety)*	Consequential amendment
Article 30 (H)	If the Purchaser does not accept the offer to purchase the Offered Shares, then (a) the Company shall notify that fact to the Vendor; and (b) the Vendor may either: (i) withdraw the Transfer Notice and cancel the Company's authority as its	*(Deleted in its entirety)*	Consequential amendment

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	agent to sell the Offered Shares by delivering to the Company a written notice of withdrawal; or (ii) subject to receiving the consent of the Purchaser and duly notifying the Purchaser of the proposed transferee before the expiration of six months after receiving the notification referred to in paragraph (a) above transfer the Offered Shares to another person at a price not lower than the Transfer Price and on terms not more favourable than those offered to the Purchaser.		
Article 30 (I)	The directors shall only register the transfer of an RPS if the transfer is carried out in accordance with these articles.	*(Deleted in its entirety)*	Consequential amendment
Article 48 (C)	The notice of meeting shall specify: (i) whether the meeting is an annual general meeting or an extraordinary general meeting; (ii) the place, the date and the time of the meeting; (iii) in the case of special business, the general nature of that business; (iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and (v) with reasonable prominence, that a member entitled to attend and vote (other than an authorised nominee) may appoint a maximum of two proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member; and (vi) (v) with reasonable prominence, that a member entitled to attend and vote with reasonable prominence, that an authorised nominee may appoint at least one orbut not more than two proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.	The notice of meeting shall specify: (i) whether the meeting is an annual general meeting or an extraordinary general meeting; (ii) the place, the date and the time of the meeting; (iii) in the case of special business, the general nature of that business; (iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; (v) with reasonable prominence, that a member entitled to attend and vote (other than an authorised nominee) may appoint a maximum of two proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member; and (vi) with reasonable prominence, that an authorised nominee may appoint at least one but not more than two proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.	To clarify provisions relating to length and form of notice of general meetings
Article 48 (D)	Notice of every general meeting shall be given in accordance with these articles and in writing to the Stock Exchange and in addition shall be given in a by advertisement in at least one Bahasa Malaysia or English daily newspaper of national	Notice of every general meeting shall be given in accordance with these articles and in writing to the Stock Exchange and in addition shall be given by advertisement in at least one Bahasa Malaysia or English daily newspaper of national	To clarify provisions relating to length and form of notice of general meetings

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	circulation in Malaysia and shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.	circulation in Malaysia and shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.	
Article 48 (G)	Where the notice of meeting is published on a web site in accordance with article 143(B), it shall continue to be published in the same place on that web site from the date of notification given under article 143(B)(ii) until the conclusion of the meeting to which the notice relates.	*(Deleted in its entirety)*	In line with the 2006 Act
Article 49	**Omission to send notice and irregularities in publication of notices** (A) The accidental omission to send a give notice of a general meeting or to send , supply or make available any document or information relating to the meeting or the non-receipt of any such notice or, document or information by a person entitled to receive any such notice or, document or information shall not invalidate the proceedings at that meeting.	**Omission to send notice** The accidental omission to give notice of a general meeting or to send, supply or make available any document or information relating to the meeting or the non-receipt of any such notice, document or information by a person entitled to receive any such notice, document or information shall not invalidate the proceedings at that meeting.	In line with the 2006 Act
Article 49 (B)	Where a notice of meeting published on a web site in accordance with article 143(B) is by accident published in different places on the web site or published for part only of the period from the date of the notification given under article 143(B)(ii) until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.	*(Deleted in its entirety)*	In line with the 2006 Act
Article 50	If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be placed given by advertisement in at least one national Bahasa Malaysia or English daily newspaper of national circulation in Malaysia and in writing to the Stock Exchange. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general	If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be given by advertisement in at least one Bahasa Malaysia or English daily newspaper of national circulation in Malaysia and in writing to the Stock Exchange. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general meeting at the original	In line with the Listing Requirements

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	meeting at the original time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 68, until forty eight hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.	time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 68, until forty eight hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.	
Article 63 (A)	Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person or by proxy has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share or preference share of which he is the holder.	Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person or by proxy has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share or preference share of which he is the holder.	In line with the Listing Requirements
Article 67 (B)	Subject to the Acts, the board may accept the appointment of a proxy received ~~in an~~ by electronic ~~communication~~ means on such terms and subject to such conditions as it considers fit. The appointment of a proxy received ~~is an~~ by electronic ~~communication~~ means shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.	Subject to the Acts, the board may accept the appointment of a proxy received by electronic means on such terms and subject to such conditions as it considers fit. The appointment of a proxy received by electronic means shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.	In line with the 2006 Act
Article 67 (F)	A member may appoint ~~more than one proxy~~ up to two proxies to attend on the same occasion. When a member appoints two proxies in respect of the same meeting, the member shall specify the number of shares in respect of which each such proxy is entitled to exercise the related votes (the "Proxy Share Number") and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise at the same meeting. If a member who has so appointed two proxies fails to specify the Proxy Share Number for either of them, then each proxy shall be deemed to exercise the votes in respect of fifty per cent of the member's shares, and if the member specifies the Proxy Share Number for one proxy only, then the other proxy shall be deemed to represent the remainder of the member's shares. When two or more valid but differing instruments of proxy are delivered for the same shares for use at the same meeting, the ~~one which is~~ two instruments of proxy which are last validly delivered (regardless of ~~its date or the date of its execution~~ their date or date of execution) shall be treated as replacing and revoking the other or others as regards ~~that~~	A member may appoint up to two proxies to attend on the same occasion. When a member appoints two proxies in respect of the same meeting, the member shall specify the number of shares in respect of which each such proxy is entitled to exercise the related votes (the "Proxy Share Number") and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise at the same meeting. If a member who has so appointed two proxies fails to specify the Proxy Share Number for either of them, then each proxy shall be deemed to exercise the votes in respect of fifty per cent of the member's shares, and if the member specifies the Proxy Share Number for one proxy only, then the other proxy shall be deemed to represent the remainder of the member's shares. When more than two valid but differing instruments of proxy are delivered for the same shares for use at the same meeting, the two instruments of proxy which are last validly delivered (regardless of their date or date of execution) shall be treated as replacing and revoking the other or others as regards those shares. If the Company is unable to determine	To clarify provisions relating to voting by proxy

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	share those shares. If the Company is unable to determine which instrument was instruments were last validly delivered, none of them shall be treated as valid in respect of that share those shares.	which instruments were last validly delivered, none of them shall be treated as valid in respect of those shares.	
Article 67 (G)	Where a member of the Company is an "authorised nominee" for the purposes of the Central Depositories Act, it may appoint more than one proxy in respect of each Securities Account it holds and which is credited with ordinary shares of the Company. An authorised nominee may appoint at least one but not more than two proxies in respect of each Securities Account it holds and which is credited with ordinary shares of the Company. When an authorised nominee appoints two proxies in respect of the same meeting, the authorised nominee shall specify the number of shares in respect of which each such proxy is entitled to exercise the related votes (the "Proxy Share Number") and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that authorised nominee to exercise at the same meeting. If an authorised nominee who has so appointed two proxies fails to specify the Proxy Share Number for either of them, then each proxy shall be deemed to exercise the votes in respect of fifty per cent of the shares in the relevant Securities Account, and if the authorised nominee specifies the Proxy Share Number for one proxy only, then the other proxy shall be deemed to represent the remainder of the shares in the relevant Securities Account. When more than two valid but differing instruments of proxy are delivered for the shares in the same Securities Account for use at the same meeting, the two instruments of proxy which are last validly delivered (regardless of their date or date of execution) shall be treated as replacing and revoking the other or others as regards the shares in the relevant Securities Account. If the Company is unable to determine which instruments were last validly delivered, none of them shall be treated as valid in respect of the shares in the relevant Securities Account.	An authorised nominee may appoint at least one but not more than two proxies in respect of each Securities Account it holds and which is credited with ordinary shares of the Company. When an authorised nominee appoints two proxies in respect of the same meeting, the authorised nominee shall specify the number of shares in respect of which each such proxy is entitled to exercise the related votes (the "Proxy Share Number") and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that authorised nominee to exercise at the same meeting. If an authorised nominee who has so appointed two proxies fails to specify the Proxy Share Number for either of them, then each proxy shall be deemed to exercise the votes in respect of fifty per cent of the shares in the relevant Securities Account, and if the authorised nominee specifies the Proxy Share Number for one proxy only, then the other proxy shall be deemed to represent the remainder of the shares in the relevant Securities Account. When more than two valid but differing instruments of proxy are delivered for the shares in the same Securities Account for use at the same meeting, the two instruments of proxy which are last validly delivered (regardless of their date or date of execution) shall be treated as replacing and revoking the other or others as regards the shares in the relevant Securities Account. If the Company is unable to determine which instruments were last validly delivered, none of them shall be treated as valid in respect of the shares in the relevant Securities Account.	To clarify provisions relating to voting by proxy
Article 67 (I)	The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for twelve months from the date of execution or, in the case of an appointment of proxy delivered in an by electronic communication means, for the duration specified by the board.	The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for twelve months from the date of execution or, in the case of an appointment of proxy delivered by electronic means, for the duration specified by the board.	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 68	The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be: (i) in the case of an instrument ~~in writing~~ of proxy in hard copy form, delivered to the office, or another place specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than forty eight hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote; (ii) in the case of an appointment of a proxy ~~contained in an~~ sent by electronic ~~communication, where an address has been specified for the purpose of receiving~~ means, where the Company has given an electronic ~~communications~~ address: (a) in the notice ~~convening~~ calling the meeting; or (b) in ~~any form~~ an instrument of ~~appointment of a~~ proxy sent out by the Company in relation to the meeting; or (c) in ~~any~~ an invitation ~~contained in an electronic communication~~ to appoint a proxy issued by the Company in relation to the meeting, received at such address not less than forty eight hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote; (iii) in the case of a meeting adjourned for less than twenty eight days but more than forty eight hours or in the case of a poll taken more than forty eight hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than twenty four hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or	The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be: (i) in the case of an instrument of proxy in hard copy form, delivered to the office, or another place specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than forty eight hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote; (ii) in the case of an appointment of a proxy sent by electronic means, where the Company has given an electronic address: (a) in the notice calling the meeting; or (b) in an instrument of proxy sent out by the Company in relation to the meeting; or (c) in an invitation to appoint a proxy issued by the Company in relation to the meeting, received at such address not less than forty eight hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote; (iii) in the case of a meeting adjourned for less than twenty eight days but more than forty eight hours or in the case of a poll taken more than forty eight hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than twenty four hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or (iv) in the case of a meeting adjourned for not more than forty eight hours or in the case of a poll not taken immediately but taken not more than forty eight hours after it was demanded, delivered at the adjourned	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	(iv) in the case of a meeting adjourned for not more than forty eight hours or in the case of a poll not taken immediately but taken not more than forty eight hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director. An appointment of proxy not deposited or delivered in accordance with this article is invalid.	meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director. An appointment of proxy not deposited or delivered in accordance with this article is invalid.	
Article 75 (A)	Where notice is served by the Company under section ~~212~~793 of the 2006 Act (a "**section ~~212~~793 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section ~~212~~793 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section ~~212~~793 notice, the following sanctions apply, unless the board otherwise decides: (i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and (ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class: (a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 137, to receive shares instead of a dividend; and (b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or: (1) the member is not himself in default in supplying the information required; and (2) the member proves to the satisfaction of the	Where notice is served by the Company under section 793 of the 2006 Act (a "**section 793 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 793 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 793 notice, the following sanctions apply, unless the board otherwise decides: (i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and (ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class: (a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 137, to receive shares instead of a dividend; and (b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or: (1) the member is not himself in default in supplying the information required; and (2) the member proves to the satisfaction of the	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.	board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.	
Article 75 (B)	The sanctions under paragraph (A) cease to apply seven days after the earlier of: (i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and (ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section ~~212~~793 notice.	The sanctions under paragraph (A) cease to apply seven days after the earlier of: (i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and (ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 793 notice.	In line with the 2006 Act
Article 75 (C)	Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section ~~212~~793 notice to another person, it shall at the same time send a copy of the section ~~212~~793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).	Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).	In line with the 2006 Act
Article 75 (D)	For the purposes of this article 75: (i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section ~~212~~793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested; (ii) **"interested"** shall be construed as it is for the purpose of section ~~212~~793 of the 2006 Act; (iii) reference to a person having failed to give the Company the information required by a section ~~212~~793 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material	For the purposes of this article 75: (i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested; (ii) **"interested"** shall be construed as it is for the purpose of section 793 of the 2006 Act; (iii) reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	particular or having recklessly given information which is false in a material particular; (iv) the "**prescribed period**" means fourteen days; (v) an "**excepted transfer**" means, in relation to shares held by a member: (a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section ~~428(1)~~974 of the 2006 Act); or (b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.	particular or having recklessly given information which is false in a material particular; (iv) the "**prescribed period**" means fourteen days; (v) an "**excepted transfer**" means, in relation to shares held by a member: (a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the 2006 Act); or (b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.	
Article 76	~~All Directors of the Company shall be natural persons.~~ Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number. The majority of the directors shall be resident in Malaysia.	Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number. The majority of the directors shall be resident in Malaysia.	In line with the Listing Requirements
Article 79	Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of ~~m~~ Managing ~~d~~ Director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit provided that any such person shall be resident in Malaysia. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.	Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of Managing Director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit provided that any such person shall be resident in Malaysia. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.	For consistency of reference
Article 81	No person not being a retiring director shall be eligible for election to the office of director at any general meeting unless a member intending to propose him has, at least eleven clear days before the meeting, left at the Company's office a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention, of such member to propose him for election PROVIDED THAT in the case of a person recommended by the directors for election, nine clear days notice only shall be	No person not being a retiring director shall be eligible for election to the office of director at any general meeting unless a member intending to propose him has, at least eleven clear days before the meeting, left at the Company's office a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention, of such member to propose him for election PROVIDED THAT in the case of a person recommended by the directors for election, nine clear days notice only shall be	In line with the Listing Requirements

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	necessary, and notice of each and every candidate for election to the board of directors shall be given to the members at least ~~five~~ seven clear days prior to the meeting at which the election is to take place.	necessary, and notice of each and every candidate for election to the board of directors shall be given to the members at least seven clear days prior to the meeting at which the election is to take place.	
Article 87	No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. ~~Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.~~	No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age.	In line with the 2006 Act
Article 89 (A)	Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if: (i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting; (ii) where he has been appointed for a fixed term, the term expires; (iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director; (iv) during the term of his office, he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act; (v) during the term of his office, he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental	Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if: (i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting; (ii) where he has been appointed for a fixed term, the term expires; (iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director; (iv) during the term of his office, he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act; (v) during the term of his office, he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental	In line with the Listing Requirements

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated; (vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, from more than fifty per cent. of the board meetings held during a financial year and the director resolves that his office be vacated; or (vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).	disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated; (vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, from more than fifty per cent. of the board meetings held during a financial year and the director resolves that his office be vacated; or (vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).	
Article 93	An alternate director shall be, if he gives the Company an address in Malaysia at which notices may be served on him or an address at which notices may be served on him by electronic means, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.	An alternate director shall be, if he gives the Company an address in Malaysia at which notices may be served on him or an address at which notices may be served on him by electronic means, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.	In line with the 2006 Act
Article 96	A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether in the case of a non-executive director, by way of ~~salary,~~ a fixed sum but not by a commission on or percentage of profits or ~~otherwise~~ turnover or, in the case of an executive director, by way of salary but not including a commission on or percentage of turnover) and expenses as the board may decide.	A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether in the case of a non-executive director, by way of a fixed sum but not by a commission on or percentage of profits or turnover or, in the case of an executive director, by way of salary but not including a commission on or percentage of turnover) and expenses as the board may decide.	To clarify provisions relating to additional remuneration of directors
Article 100	An executive director (including, without limitation, a Managing	An executive director (including, without limitation, a Managing	To clarify provisions relating to

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	Director) shall receive such remuneration (whether by way of salary, commission or on percentage of turnover, (save that his salary shall not include a commission on or percentage of turnover) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director as set out in article 95.	Director) shall receive such remuneration by way of salary (save that his salary shall not include a commission on or percentage of turnover) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director as set out in article 95.	remuneration of executive directors
Article 112 (C)	A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters: (iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in sections 198820 to 211825 of the 2006 Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;	A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters: (iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the 2006 Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;	In line with the 2006 Act
Article 114	A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally (whether orally or in writing) or sent by electronic means to an address given by him to the Company for that purpose or sent in writing to him at his last-known address in Malaysia or another address in Malaysia given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from Malaysia may request that notices of board meetings during his absence be sent in writing hard copy form or by electronic means to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-Malaysian address is	A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally (whether orally or in writing) or sent by electronic means to an address given by him to the Company for that purpose or sent in writing to him at his last-known address in Malaysia or another address in Malaysia given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from Malaysia may request that notices of board meetings during his absence be sent in hard copy form or by electronic means to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-Malaysian address is given) it is	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	given) it is not necessary to give notice of a board meeting to a director who is absent from Malaysia.	not necessary to give notice of a board meeting to a director who is absent from Malaysia.	
Article 118	All or any members of the board or any committee of the board may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote provided that such a meeting shall not be quorate unless a majority of directors participating in person or by telephone is resident in Malaysia and is in Malaysia at the time. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board. The meeting is deemed to take place in Malaysia provided that ~~at least one~~a majority of the participating members of the board or any committee is present in Malaysia.	All or any members of the board or any committee of the board may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote provided that such a meeting shall not be quorate unless a majority of directors participating in person or by telephone is resident in Malaysia and is in Malaysia at the time. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board. The meeting is deemed to take place in Malaysia provided that a majority of the participating members of the board or any committee is present in Malaysia.	For purposes of clarification
Article 120	**Proceedings of committees of the board**	**Proceedings of committees of the board**	For purposes of clarification
Article 131 (B)	The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the Register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with article ~~147~~ 151; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.	The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the Register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 151; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.	Consequential amendment
Article 138	Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company: (i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for	Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company: (i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;	For consistency of reference

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	distribution; (ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards: ~~(a)~~ (i) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or ~~(b)~~ (ii) paying up in full unissued shares or debentures of a nominal amount equal to that sum, and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid; (iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company); (iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the	(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards: (i) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or (ii) paying up in full unissued shares or debentures of a nominal amount equal to that sum, and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid; (iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company); (iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either: (i) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or (ii) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be	

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	Company providing for either: (a) (i) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or (b) (ii) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those members; and (v) generally do all acts and things required to give effect to the resolution.	capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those members; and (v) generally do all acts and things required to give effect to the resolution.	
Article 140 (C)	*(None)*	The board shall ensure that consolidated audited accounts for the Group are prepared annually.	New provision in line with the Listing Requirements
Article 141 (A)	(A) InSubject always to the Listing Requirements, in respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be supplied by electronic means or in hard copy form, sent by post or delivered to: (i) every member (whether or not entitled to receive notices of general meetings), (ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and (iii) every other person who is entitled to receive notices of general meetings, not less than twenty one clear days before the date of	(A) Subject always to the Listing Requirements, in respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be supplied by electronic means or in hard copy form, sent by post or delivered to: (i) every member (whether or not entitled to receive notices of general meetings), (ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and (iii) every other person who is entitled to receive notices of general meetings, not less than twenty one clear days before the date of the meeting at which copies of those documents are to	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to: (i) (a) a member or holder of debentures of whose address the Company is unaware, or (ii) (d) more than one of the joint holders of shares or debentures.	be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to: (i) a member or holder of debentures of whose address the Company is unaware, or (ii) more than one of the joint holders of shares or debentures.	
Article 142	NOTICES AND COMMUNICATIONS **Notices to be in writing or in electronic communication** **Form of notices and communications by the Company** A notice to be given to or by a person pursuant to the articles (other than a notice convening a meeting of the board or a committee of the board) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice. (A) Save where these articles expressly require otherwise, any notice, document or information to be sent or supplied by the Company may be sent or supplied in accordance with the 2006 Act (whether authorised or required to be sent or supplied by the Acts or otherwise) in hard copy form, in electronic form or by means of a website. (B) A notice, document or information that is sent or supplied otherwise than in hard copy, in electronic form or by means of a website is validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the intended recipient.	NOTICES AND COMMUNICATIONS **Form of notices and communications by the Company** (A) Save where these articles expressly require otherwise, any notice, document or information to be sent or supplied by the Company may be sent or supplied in accordance with the 2006 Act (whether authorised or required to be sent or supplied by the Acts or otherwise) in hard copy form, in electronic form or by means of a website. (B) A notice, document or information that is sent or supplied otherwise than in hard copy, in electronic form or by means of a website is validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the intended recipient.	In line with the 2006 Act
Article 143 (A)	(i) **Service of notices and other documents on members** **Method of communication in hard copy form**	**Method of communication in hard copy form** (A) A notice, document or information in hard copy form	In line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	(A) A notice ~~or other~~, document ~~may be given to a member by the Company~~ or information in hard copy form must be: (i) ~~personally; or~~ handed to the intended recipient; or (ii) sent or supplied by hand or by post to: (a) an address specified for the purpose by the intended recipient; (b) ~~(ii) by sending it by post in a pre-paid envelope addressed to the member at his~~ a company at its registered ~~address~~ office; ~~(iii) or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member; or~~ ~~(iv) by giving it by electronic communication to an address for the time being notified to the Company by the member for that purpose; or~~ ~~(v) by any other means authorised in writing by the member concerned.~~ (c) to a person in his capacity as a member of the Company at his address as shown in the Register; (d) to a person in his capacity as a director of the Company at his address as shown in the Company's register of directors; or (e) to an address to which any provision of the Acts authorises the document or information to be sent or supplied. Where the Company is unable to obtain an address falling within article 143(A)(ii)(a) to (e) above, the notice, document or information may be sent or	must be: (i) handed to the intended recipient; or (ii) sent or supplied by hand or by post to: (a) an address specified for the purpose by the intended recipient; (b) a company at its registered office; (c) to a person in his capacity as a member of the Company at his address as shown in the Register; (d) to a person in his capacity as a director of the Company at his address as shown in the Company's register of directors; or (e) to an address to which any provision of the Acts authorises the document or information to be sent or supplied. Where the Company is unable to obtain an address falling within article 143(A)(ii)(a) to (e) above, the notice, document or information may be sent or supplied to the intended recipient's last address known to the Company.	

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	supplied to the intended recipient's last address known to the Company.		
Article 143 (B)	Where a member has received a notice, document or information otherwise than in hard copy form, he is entitled to require the Company to send him a version of the document or information in hard copy form, free of charge, within 21 days of receipt of such request.	Where a member has received a notice, document or information otherwise than in hard copy form, he is entitled to require the Company to send him a version of the document or information in hard copy form, free of charge, within 21 days of receipt of such request.	In line with the 2006 Act
Article 144	*(None)*	**Communications in electronic form** (A) A notice, document or information may only be sent or supplied by the Company in electronic form: (i) to a person who has agreed (generally or specifically) that the document or information may be sent or supplied in that form (and has not revoked that agreement); or (ii) to a company that is deemed to have so agreed by a provision in the Acts. (B) Where the notice, document or information is sent or supplied by electronic means, it may only be sent or supplied to an address: (i) specified for the purpose by the intended recipient (generally or specifically); or (ii) where the intended recipient is a company, deemed by a provision of the Acts to have been so specified. (C) Where the notice, document or information is sent or supplied in electronic form by hand or by post, it must be: (i) handed to the intended recipient; or (ii) sent or supplied to an address to which it could be validly sent if it were in hard copy form.	New provision in line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 145	*(None)*	**Communications by means of a website** (A) A notice, document or information is validly sent or supplied by the Company if it is made available on a website in accordance with this article. (B) A notice, document or information may only be sent or supplied by the Company to a person by being made available on a website if the person: (i) has agreed (generally or specifically) that the document or information may be sent or supplied to him in that manner; or (ii) is taken to have so agreed in accordance with article 145 (C)-(G) below and has not revoked that agreement. (C) If: (i) a person has been asked individually by the Company to agree that the Company may send or supply notices, documents or information generally, or certain notices, documents or information, to him by means of a website; and (ii) the Company has not received a response within the period of 28 days beginning with the date on which the Company's request was sent, that person is taken to have agreed that the Company may send or supply notices, documents or information to him in that manner. (D) A person is not taken to have so agreed if the Company's request: (i) did not state clearly what the effect of a failure to respond would be; or (ii) was sent less than twelve months after a previous request made to him for the purposes of this paragraph in respect of the same or a similar class	New provision in line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
		of documents or information. (E) A notice, document or information authorised or required to be sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient to read it, and to retain a copy of it. For this purpose a notice, document or information can be read only if it can be read with the naked eye, or to the extent that it consists of images (for example photographs, pictures, maps, plans or drawings), it can be seen with the naked eye. (F) (i) The Company must notify the intended recipient of: (a) the presence of the notice, document or information on the website; (b) the address of the website; (c) the place on the website where it may be accessed; and (d) how to access the notice, document or information. (ii) The notice, document or information is taken to be sent on the date on which the notification required by article 145(F)(i) above is sent, or if later, the date on which the notice, document or information first appears on the website after that notification is sent. (G) (i) The Company must make the notice, document or information available on the website throughout the period specified by any applicable provision of the Acts, or if no such period is specified, the period of 28 days beginning with the date on which the notification required under article 145(F)(i) is sent to the person in question. (ii) For the purposes of this article, a failure to make a notice, document or information available on a website throughout the period mentioned in article 145(G)(i) shall be disregarded if it is made available on the website for part of that period, and the failure to make it available throughout that period is wholly	

No:	Existing article showing tracked changes	Proposed amendment	Rationale
		attributable to circumstances that it would not be reasonable to have expected the Company to prevent or avoid.	
Article 146	*(None)*	**Notices and communications to joint shareholders** In relation to notices, documents or information to be sent or supplied to joint holders of a share or shares: (i) anything authorised or required to be sent or supplied to the holder may be sent or supplied either: (a) to each of the joint holders; or (b) to the holder whose name appears first in the Register; and (ii) anything to be agreed or specified by the holder may be specified by either: (a) all of the joint holders; or (b) the holder whose name appears first in the Register.	New provision in line with the 2006 Act
Article 147	~~144.~~ 147. If by reason of the suspension or curtailment of postal services in the United Kingdom or Malaysia the Company is unable effectively to convene a general meeting by notices sent by post~~ to those members who have not notified an address for electronic communications pursuant to article 143(A)(iv)~~, the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper and one daily newspaper circulating in Malaysia. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom and Malaysia again becomes practicable.	147. If by reason of the suspension or curtailment of postal services in the United Kingdom or Malaysia the Company is unable effectively to convene a general meeting by notices sent by post, the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper and one daily newspaper circulating in Malaysia. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom and Malaysia again becomes practicable.	In line with the 2006 Act and renumbered
Article 148	*(None)*	**Authentication of documents received by the Company** (A) A notice, document or information sent or supplied by a person to the Company in hard copy form is	New provision in line with the 2006 Act

No:	Existing article showing tracked changes	Proposed amendment	Rationale
		sufficiently authenticated if it is signed by the person sending or supply it. (B) A document or information sent or supplied in electronic form is sufficiently authenticated: (i) if the identity of the sender is confirmed in a manner specified by the Company; or (ii) where no such manner has been specified by the Company, if the communication contains or is accompanied by a statement of the identity of the sender and the Company has no reason to doubt the truth of that statement. (C) Where a document or information is sent or supplied by one person on behalf of another, the Company may require reasonable evidence of the authority of the former to act on behalf of the latter.	
Article 149	~~145. Evidence of service~~ **149. Deemed delivery of notices, documents and information** (A) A notice ~~or other~~, document or information sent by post and addressed to a member at his registered address or address for service in (i) Malaysia, is~~, if sent by post,~~ deemed to be given to or received by the intended recipient within twenty four hours if pre-paid (ii) any other country, is, if sent by courier or air-mail, deemed to be given within three days after it has been posted or sent, and in proving service it is sufficient to prove that the envelope containing the notice ~~or~~, document or information was properly addressed, pre-paid and posted. (B) ~~Proof that a notice contained in an electronic communication was~~ A notice, document or information sent or supplied by electronic means to an address specified for that purpose by the member is deemed to have been given to or received by the intended recipient 24 hours after it was sent, and in proving service it is sufficient to prove that the communication	**149. Deemed delivery of notices, documents and information** (A) A notice, document or information sent by post and addressed to a member at his registered address or address for service in (i) Malaysia, is deemed to be given to or received by the intended recipient within twenty four hours if pre-paid (ii) any other country, is, if sent by courier or air-mail, deemed to be given within three days after it has been posted or sent, and in proving service it is sufficient to prove that the envelope containing the notice, document or information was properly addressed, pre-paid and posted. (B) A notice, document or information sent or supplied by electronic means to an address specified for that purpose by the member is deemed to have been given to or received by the intended recipient 24 hours after it was sent, and in proving service it is sufficient to prove that the communication was properly addressed. (C) A notice, document or information sent or supplied by means of a website is deemed to have been given to or received by the intended recipient when (i) the	In line with the 2006 Act and renumbered

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	was properly addressed.	material was first made available on the website or (ii) if later, when the recipient received (or, in accordance with this article 144, is deemed to have received) notification of the fact that the material was available on the website.	
	(C) A notice contained in an electronic communication sent in accordance with the articles other than a notice given under article 143(B) (to which the provisions of that article apply) is deemed to be given at the expiration of forty eight hours after the time it was sent. A notice, document or information sent or supplied by means of a website is deemed to have been given to or received by the intended recipient when (i) the material was first made available on the website or (ii) if later, when the recipient received (or, in accordance with this article 144, is deemed to have received) notification of the fact that the material was available on the website.	(D) A notice, document or information not sent by post but left at a registered address or address for service in Malaysia is deemed to be given on the day it is left.	
	(D) A notice or, document or information not sent by post but left at a registered address or address for service in Malaysia is deemed to be given on the day it is left.	(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.	
	(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.	(F) A notice, document or information served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.	
	(F) A notice or other, document or information served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.	(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.	
	(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.	(H) In calculating a period of hours for the purposes of this article, no account shall be taken of any part of a day that is not a working day either in Malaysia or in the United Kingdom.	
	(H) In calculating a period of hours for the purposes of this article, no account shall be taken of any part of a day that is not a working day either in Malaysia or in the United Kingdom.		

No:	Existing article showing tracked changes	Proposed amendment	Rationale
Article 150	146. 150. A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212793 of the 2006 Act) which, before his name is entered in the Register, has been properly served on a person from whom he derives his title.	150. A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the 2006 Act) which, before his name is entered in the Register, has been properly served on a person from whom he derives his title.	In line with the 2006 Act and renumbered
Article 151	147. 151. Where a person is entitled by transmission to a share, the Company may give a notice or other, document or information to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in Malaysia or the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other, document or information may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.	151. Where a person is entitled by transmission to a share, the Company may give a notice, document or information to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in Malaysia or the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice, document or information may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.	In line with the 2006 Act and renumbered
Article 152	148. 152. **Destruction of documents**	152. **Destruction of documents**	Renumbering of article
Article 153	149. 153. **Winding up** On a voluntary winding up of the cCompany the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the cCompany, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner. On the voluntary winding up of the Company, no commission or fee shall be paid to the liquidator unless it shall	153. **Winding up** On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner. On the	Renumbering of article and for consistency of reference

No:	Existing article showing tracked changes	Proposed amendment	Rationale
	have been ratified by members. The amount of such payment shall be notified to all members at least seven days prior to the meeting at which it is to be considered.	voluntary winding up of the Company, no commission or fee shall be paid to the liquidator unless it shall have been ratified by members. The amount of such payment shall be notified to all members at least seven days prior to the meeting at which it is to be considered.	
Article 154	~~150.~~ **154. Indemnity of officers and power to purchase insurance**	154. **Indemnity of officers and power to purchase insurance**	Renumbering of article
Article 154 (B)	(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was: (i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or (ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article ~~150~~154(B)(i) is or has been interested, indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.	(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was: (i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or (ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article 154(B)(i) is or has been interested, indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.	Consequential amendment

Section (B): Details of the proposed amendment to our Memorandum of Association are as follows:

No:	Existing clause number showing tracked changes	Proposed amendment	Rationale
6	The Company's authorised share capital is £~~301,628,945.36~~ 300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each~~, 49,998 redeemable preference shares of £1.00 each, 53,947,368 "Series I" redeemable convertible preference share of £0.10 each and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each~~.	The Company's authorised share capital is £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each.	Consequential amendment

LETTER BY EUROCONSULT S.A. DATED 26 JUNE 2007
(Prepared for inclusion in this Circular)

Euroconsult
71-79, boulevard Richard-Lenoir
75011 Paris France
Tel. +33 1 49 23 75 30
Fax +33 1 43 38 12 40 & +33 1 48 05 54 39
www.euroconsult-ec.com

Euroconsult EC

Corporate Strategy
Market Assessment
Worldwide Benchmark
Competition Analysis
Business Plan Review
Company Valuation

26 June 2007

The Board of Directors
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Dear Sirs,

ASTRO ALL ASIA NETWORKS PLC ("AAAN")

PROPOSED UTILISATION OF TRANSPONDER CAPACITY ON THE MEASAT-3 SATELLITE BY MEASAT BROADCAST NETWORK SYSTEMS SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AAAN ("PROPOSED UTILISATION")

Purpose

This letter has been prepared for inclusion in the Circular of AAAN in connection with the Proposed Utilisation. This letter is a summary of our full report on the assessment and opinion of the terms and conditions of the Proposed Utilisation (entitled "*Fairness review of Measat 3 transponder capacity supply terms proposed to Astro*" dated 21 June 2007), which sets out in greater detail the scope and methodology, pricing and a review of the salient terms and conditions in relation to our assessment of the Proposed Utilisation.

Background

We, Euroconsult, were mandated by AAAN on 8 June 2007 as Independent Market Expert to provide an assessment and opinion on the fairness of the terms and conditions of the Proposed Utilisation under the conditional agreement between Measat Broadcast Network Systems Sdn. Bhd. ("MBNS"), a wholly-owned subsidiary of AAAN, and Measat Satellite Systems Sdn. Bhd. ("MSS") a wholly-owned subsidiary of MEASAT Global Berhad for the utilisation of transponder capacity on the Measat 3 ("M3") satellite.

We were required under our terms of reference to assess, *inter-alia*, the contract between MBNS and MSS, a related party transaction, from the standpoint of the fairness of their terms and conditions, in particular with respect to transponder pricing, and of whether they fully reflect an arm's-length relationship between MSS and MBNS. To do so, we reviewed the "*Agreement for the Supply of Transponder Capacity Between Measat Satellite Systems Sdn Bhd and Measat Broadcast Network Systems Sdn Bhd*", dated 18 June 2007.

In addition to disclosure, our assessment and the opinions expressed are based on a wide range of publicly available information, as referenced, on price trends in the satellite capacity market. We also rely, in particular as concerns price formation and usual contracting practices in the satellite industry, on our experience as experts in this field; most of this experience, in the absence of significant public information on such topics, derives from similar assessments we have performed over time for satellite operators and

their customers around the world, including MSS. As a rule, all of these assessments were performed under non-disclosure agreements, and involved sensitive information on which we are not at liberty to elaborate in specific detail beyond the general principles we mention in this report. Unless specifically noted, none of our comments on industry practices should be understood as referring to MSS in particular.

We believe our experience of the satellite industry is broad enough, and the public information we utilized is of sufficient authority and quality, to permit reasonably accurate judgments on the questions at hand. However, it is the nature of the satellite capacity market that no uniformly accepted contracting standards exist, and that terms and conditions are frequently negotiable and very rarely disclosed. Accordingly, we make no representation that our knowledge of these questions is exhaustive.

Executive Summary of Our Report

We have benchmarked the prices proposed by MSS to MBNS for carriage of its Astro television platform into Malaysia against known pricing trends in the Asian satellite capacity market, as well as against the reported or estimated price of comparable transponder leases by other direct-to-home television broadcasters.

The limited information available from the public record makes such comparisons difficult and necessarily uncertain. However, we believe this information is sufficiently detailed to indicate overall trends and to permit such comparisons, taking into account the technical parameters and business arrangements on which transponder pricing is known to depend.

On balance, within the uncertainties inherent to the public record and the variance to be expected from technical differences among satellites, we believe that the prices proposed by MSS in the contract we inspected are fair and consistent with overall pricing trends in the transponder capacity market for television broadcasting.

Moreover, we believe these prices fairly reflect the significant competitive advantages of the M3 satellite, including its high power level, coverage and in-orbit backup protection, which make it uniquely well suited to Astro's requirements.

We have further assessed the other terms and conditions proposed by MSS to MBNS. While uniformly accepted contracting standards generally do not exist in the satellite industry, we consider the limited public information available on contracting practices, as well as our own experience in assessing similar contracts (on which we cannot elaborate under the confidentiality restrictions to which we are party) to indicate whether such terms are unusual or not.

Within these limitations, we find no significant variance between the terms proposed to MBNS and known contracting practices in the satellite industry. **Accordingly we believe these terms are fair and reflect an arm's-length relationship between MSS and MBNS.**

Yours faithfully,

Pacôme Révillon
Managing Director

ADDITIONAL INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by our Directors who collectively and individually accept full responsibility for the accuracy of the information contained herein. Our Directors confirm that, after making all enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there is no other fact, the omission of which would make any information herein misleading.

2. Written Consents and Declarations of Conflict of Interest

CIMB

The written consent of CIMB to the inclusion in this Circular of its name and all references thereto in the form and context in which it so appears, has been obtained and has not been subsequently withdrawn.

In addition to the above, CIMB is of the opinion that there is no conflict of interest situation which exists or is likely to exist from its role as the adviser for the Proposed Utilisation and the Proposed Mandate.

RHB INVESTBANK

The written consent of RHB INVESTBANK to the inclusion in this Circular of its name, letter and all references thereto in the form and context in which they so appear, has been obtained and has not been subsequently withdrawn.

In addition to the above, RHB INVESTBANK is of the opinion that there is no conflict of interest situation which exists or is likely to exist from its role as the independent adviser for the Proposed Utilisation.

Euroconsult S.A.

The written consent of Euroconsult S.A. to the inclusion in this Circular of its name, letter and all references thereto in the form and context in which they so appear, has been obtained and has not been subsequently withdrawn.

In addition to the above, Euroconsult S.A. is of the opinion that there is no conflict of interest situation which exists or is likely to exist from its role as the expert for the Proposed Utilisation.

3. Material Litigation, Claims or Arbitration

Neither our Company nor any of our subsidiary is involved in any litigation, claims or arbitration which are or may be material, and our Directors do not have any knowledge of any proceedings pending or threatened against our Company or any of our subsidiaries, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of our Group.

4. Material Contracts

Save for the Agreement and as disclosed below, there are no contracts which are or may be material, not being contracts entered into in the ordinary course of business, which have been entered into by our Group during the 2 years preceding the date of this Circular.

(i) Pursuant to a conditional subscription and shareholders' agreement dated 11 March 2005, our Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in a joint venture to provide multi-channel digital satellite pay-television and multimedia services in Indonesia, via PTDV. Pursuant to the said joint venture, our Group had proposed to fund an initial commitment of USD50.3 million in the form of equity and shareholder loan to PTDV. This agreement has since been allowed to lapse and the said parties are currently in discussions to restructure and finalise the completion of the said joint venture.

(ii) A Shareholders' Agreement was entered into on 25 August 2004 between MBNS, Multimedia Technologies Sdn Bhd ("**MMT**"), Advanced Wireless Technologies Sdn Bhd ("**AWT**"), and Maxis pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares representing 25% of the enlarged issued and paid-up share capital of AWT ("**AWT Shareholders' Agreement**").

Pursuant to the AWT Shareholders' Agreement, MMT and AWT entered into a shareholder's loan agreement on 24 November 2005 ("**Shareholder's Loan Agreement**") wherein MMT agreed to contribute to the funding requirements of AWT in proportion to MMT's 25% shareholding in AWT. Under the Shareholder's Loan Agreement, a loan amounting to RM24,166,666 was granted to AWT for a term of 5 years for AWT to repay in part existing loans of RM97,499,998 granted by Maxis to AWT.

(iii) On 5 April 2007, SAEHL, our wholly-owned subsidiary entered into a conditional share subscription agreement and a conditional shareholders agreement with the Maran Group, and Sun Direct for the Proposed Joint Venture. Pursuant to the Proposed Joint Venture, SAEHL will invest up to USD166 million over a period of 3 years to acquire a 20% stake in Sun Direct, subject to the approval of the shareholders of our Company, which was obtained on 25 June 2007. As at 31 May 2007, the Proposed Joint Venture is still pending completion.

5. Documents Available for Inspection

Copies of the following documents are available for inspection at the Malaysian registered office of our Company at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia between 9:00 a.m. to 5:30 p.m. on Monday to Friday (except public holidays) from the date of this Circular up to and including the date of our EGM:

(i) Memorandum and Articles of Association of our Company;

(ii) Audited consolidated financial statements of our Company for the past 2 financial years ended 31 January 2007 and the latest unaudited consolidated financial statements of our Company for the financial year ended 30 April 2007;

(iii) Report and letter from Euroconsult S.A. dated 21 June 2007 and 26 June 2007, respectively;

(iv) Letters of consent referred to in Section 2 of this Appendix; and

(v) Material contracts (including the Agreement) referred to in Section 4 of this Appendix.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Thursday, 26 July 2007 at 11:45 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following resolutions, the first 11 resolutions of which will be proposed as ordinary resolutions and the final 2 resolutions as special resolutions:

ORDINARY RESOLUTION 1

Proposed utilisation of transponder capacity on the MEASAT-3 satellite by MEASAT Broadcast Network Systems Sdn Bhd, a wholly-owned subsidiary of the Company

"**THAT** approval be and is hereby given to the Company, through MEASAT Broadcast Network Systems Sdn Bhd ("**MBNS**"), its wholly-owned subsidiary, and/or subsidiaries or nominees of the Company, to utilise transponder capacity on the MEASAT-3 satellite in accordance with the terms and conditions of the conditional agreement entered into between MBNS and MEASAT Satellite Systems Sdn Bhd, a wholly-owned subsidiary of MEASAT Global Berhad on 18 June 2007, the salient terms of which are set out in Section 2.6 of Part A of the Circular to Shareholders dated 30 June 2007;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company,

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Khazanah Nasional Berhad and/or its affiliates including but not limited to Malaysian Airline System Berhad, VADS Berhad, Celcom (Malaysia) Berhad, Datapos (M) Sdn Bhd, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd and Time dotCOM Berhad

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Khazanah Nasional Berhad and/or its affiliates including but not limited to Malaysian Airline System Berhad, VADS Berhad, Celcom (Malaysia) Berhad, Datapos (M) Sdn Bhd, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd and Time dotCOM Berhad as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Plus Interactive Asia Limited

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Plus Interactive Asia Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transaction is necessary for day-to-day operations of the Company and/or its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and which is not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 10

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with KLCC (Holdings) Sdn Bhd

"**THAT** approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with KLCC (Holdings) Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transaction is necessary for day-to-day operations of the Company and/or its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and which is not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 11

Proposed Amendments to the Authorised Share Capital

"**THAT** the authorised share capital of the Company be amended from £301,628,945.36 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each, 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each to £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION 1

Proposed Amendments to the Memorandum of Association

"THAT subject to the passing of Ordinary Resolution 11, approval be and is hereby given for paragraph 6 of the Memorandum of Association of the Company to be deleted in its entirety and replaced with the following:

"The Company's authorised share capital is £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each."

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION 2

Proposed Amendments to the Articles of Association

"**THAT** the proposed amendments to the Articles of Association of the Company as set out in Section (A) of Appendix V of the Circular to Shareholders dated 30 June 2007 be and are hereby approved and adopted.

AND THAT the Directors and Secretary of the Company be and are hereby authorised:

(i) to carry out all necessary formalities in effecting the amendments as set out in Section (A) of Appendix V of the Circular to Shareholders dated 30 June 2007; and

(ii) to assent to any condition, modification, variation and/or amendments as may be required by Bursa Malaysia Securities Berhad and/or any other relevant regulatory authority."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

30 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

FORM OF PROXY

Number of shares held ______

I/We, ________________________________ NRIC/Passport/Company No. __________
(FULL NAME OF MEMBER APPOINTING PROXY IN BLOCK LETTERS)

of ________________________________
(FULL ADDRESS IN BLOCK LETTERS)

hereby appoint ________________________________ NRIC/Passport No. __________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ________________________________
(FULL ADDRESS IN BLOCK LETTERS)

and/or ________________________________ NRIC/Passport No. __________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ________________________________
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Thursday, 26 July 2007 at 11:45 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof.

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Please indicate how you may wish to cast your votes by inserting a "✓" in the space provided.

Resolutions	For	Against
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		
Ordinary Resolution 7		
Ordinary Resolution 8		
Ordinary Resolution 9		
Ordinary Resolution 10		
Ordinary Resolution 11		
Special Resolution 1		
Special Resolution 2		

Dated this _____ day of __________ 2007.

________________________________ ________________________________

Name of Member **Signature of Member**

(If the appointor is an attorney or a corporation please see Note 5 below)

Notes:

1. *A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.*
2. *A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.*
3. *A proxy may vote on a show of hands and on a poll.*
4. *If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.*
5. *An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.*
6. *To be valid, this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than 24 hours before the time appointed for the taking of the poll.*
7. *The lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

THE SHARE REGISTRAR OF
ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

1st fold here

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from, or due to your reliance upon, the whole or any part of the contents of this Circular. You should rely on your own evaluation to assess the merits and risks of the Proposed Joint Venture (as defined in this Circular).

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

PROPOSED JOINT VENTURE BETWEEN THE MARAN GROUP (AS DEFINED HEREIN) AND SOUTH ASIA ENTERTAINMENT HOLDINGS LIMITED, A WHOLLY-OWNED SUBSIDIARY OF ASTRO ALL ASIA NETWORKS plc, FOR THE PROVISION OF DIRECT-TO-HOME DIGITAL SATELLITE BROADCAST PAY-TELEVISION SERVICES IN INDIA, VIA SUN DIRECT TV PRIVATE LIMITED

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

The Notice of Extraordinary General Meeting ("EGM") and the Form of Proxy are set out in this Circular. The EGM will be held as follows:

Date and time of EGM	:	Monday, 25 June 2007 at 10:00 a.m. or any adjournment thereof
Venue of EGM	:	Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.
Last date and time for lodging the Form of Proxy	:	Saturday, 23 June 2007 at 10:00 a.m.

If you are entitled to attend and vote at the EGM, you may appoint a proxy or proxies to attend and vote on your behalf. If you wish to do so, you must deposit the Form of Proxy with our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the EGM or any adjournment thereof. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

This Circular is dated 7 June 2007

DEFINITIONS

Except where the context otherwise requires, the following definitions shall be applied throughout this Circular:

"AAAN" or "Company"	:	ASTRO ALL ASIA NETWORKS plc (4841085), a company incorporated in England and Wales, and registered as a foreign company in Malaysia (994178-M)
"Act"	:	Malaysian Companies Act, 1965 and any amendments thereto
"Board"	:	Board of Directors
"Bursa Securities"	:	Bursa Malaysia Securities Berhad (635998-W), a company incorporated in Malaysia
"CIMB"	:	CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) (18417-M), a company incorporated in Malaysia
"Closing"	:	Completion of the subscription of 69,000,000 new Sun Direct Shares by SAEHL and other ancillary actions under the SSA
"DTH"	:	Direct-to-Home digital satellite broadcast
"DTH Licence"	:	Licence granted to Sun Direct by the MIB on 28 August 2006, to provide DTH services in India, with a validity period of 10 years, subject to terms and conditions therein
"DTH services"	:	DTH pay-television services
"EGM"	:	Extraordinary General Meeting
"EPS"	:	Earnings per share
"FIPB"	:	Foreign Investment Promotion Board of India
"India"	:	Republic of India
"Listing Requirements"	:	The Listing Requirements of Bursa Securities
"Maran Group"	:	Collectively, Kalanithi Maran and Kavery Kalanithi
"MI"	:	Minority interests
"MIB"	:	Ministry of Information and Broadcasting, Government of India
"NA"	:	Net assets
"Party" or "Parties"	:	Individually, SAEHL, the Maran Group, Sun Direct or collectively, SAEHL, the Maran Group and Sun Direct as referred to in the SSA and the SHA
"Proposed Joint Venture"	:	Proposed joint venture between the Maran Group and SAEHL, for the provision of DTH services in India, via Sun Direct
"RM" and "sen"	:	Ringgit Malaysia and sen
"Rs"	:	Indian Rupee

"SAEHL"	:	South Asia Entertainment Holdings Limited (66133), a company incorporated in Mauritius and a wholly-owned subsidiary of AAAN
"SHA"	:	Conditional shareholders agreement dated 5 April 2007 entered into between SAEHL, the Maran Group and Sun Direct, subject to the terms and conditions therein
"SSA"	:	Conditional share subscription agreement dated 5 April 2007 entered into between SAEHL, the Maran Group and Sun Direct, subject to the terms and conditions therein
"Subscription Amount"	:	The amount of Rs5,490,000,000 (approximately USD122,000,000 or RM427,000,000) to be paid by SAEHL on Closing to subscribe for 69,000,000 new Sun Direct Shares representing a 20% stake in the enlarged issued and paid-up share capital of Sun Direct, pursuant to the SSA
"Subscription Shares"	:	The new Sun Direct Shares to be subscribed by SAEHL and Kalanithi Maran respectively on Closing, in the proportion set out in and pursuant to the SSA
"Sun Direct"	:	Sun Direct TV Private Limited (055398), a company incorporated in India
"Sun Direct Share(s)"	:	Equity share(s) of Rs10 each in the issued and paid-up share capital of Sun Direct
"Sun TV"	:	Sun TV Network Limited (*formerly known as Sun TV Limited*) (18-012491), a company incorporated in India
"USD"	:	United States Dollar

All references to "our Company" in this Circular mean AAAN, references to "our Group" mean our Company and our subsidiaries. References to "we", "us", "our", "ourselves" mean our Company, or where the context requires, our Group.

Words denoting the singular shall include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. References to persons shall include corporations and vice versa.

Any reference to any enactment in this Circular is a reference to that enactment as for the time being amended or re-enacted.

Any reference to time of day in this Circular is a reference to Malaysian time, unless otherwise stated.

EXCHANGE RATES

Unless otherwise stated, the following exchange rates have been used in this Circular:

USD1.00 : Rs45.00

USD1.00 : RM3.50

PAGE

CONTENTS

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED JOINT VENTURE CONTAINING:

APPENDICES

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in the United Kingdom:
10 Upper Bank Street
London, E14 5JJ
The United Kingdom

7 June 2007

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Executive Deputy Chairman)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)
Chin Kwai Yoong (Independent Non-Executive Director)

To: Our Shareholders

Dear Sir/Madam

PROPOSED JOINT VENTURE BETWEEN THE MARAN GROUP AND SOUTH ASIA ENTERTAINMENT HOLDINGS LIMITED, A WHOLLY-OWNED SUBSIDIARY OF ASTRO ALL ASIA NETWORKS plc, FOR THE PROVISION OF DIRECT-TO-HOME DIGITAL SATELLITE BROADCAST PAY-TELEVISION SERVICES IN INDIA, VIA SUN DIRECT TV PRIVATE LIMITED

1. INTRODUCTION

On 5 April 2007, CIMB announced on behalf of our Board that our Company, via our wholly-owned subsidiary, SAEHL, had agreed with the Maran Group to participate in a proposed joint venture for the provision of DTH services in India. The said proposed joint venture will be undertaken via Sun Direct, which is licenced by the MIB to operate DTH services in India. In relation thereto, SAEHL will invest up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in Sun Direct over a period of 3 years, in accordance with the funding requirements of Sun Direct, as set out in a business plan of Sun Direct as agreed between the Maran Group, SAEHL and Sun Direct.

On the same day, CIMB also announced that SAEHL, the Maran Group and Sun Direct had entered into the SSA and the SHA in relation to the Proposed Joint Venture.

Under the SSA, SAEHL will subscribe for 69,000,000 new Sun Direct Shares, representing 20% interest in the enlarged issued and paid-up share capital of Sun Direct for a total cash consideration of Rs5,490,000,000 (approximately USD122,000,000 or RM427,000,000). In addition, upon equity calls made by Sun Direct under an agreed business plan and in accordance with the terms of the SHA, SAEHL will subscribe for such number of new Sun Direct Shares for a cash consideration of up to Rs1,980,000,000 (approximately USD44,000,000 or RM154,000,000), representing the remainder of the total investment amount by SAEHL in Sun Direct.

The new Sun Direct Shares to be subscribed by SAEHL shall be free and clear of all encumbrances and together with all rights, title and interests thereto, and shall rank *pari passu* with all existing Sun Direct Shares.

Under the SHA, SAEHL, the Maran Group and Sun Direct will regulate their relationships and their dealings with each other.

Further details on the Proposed Joint Venture are set out in Section 2 of this Circular.

The purpose of this Circular is to provide you with the relevant information pertaining to the Proposed Joint Venture and to seek your approval for the resolutions in relation to the Proposed Joint Venture to be tabled at our forthcoming EGM. The notice of the EGM is enclosed in this Circular.

YOU ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED JOINT VENTURE TO BE TABLED AT OUR FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED JOINT VENTURE

Further details of the Proposed Joint Venture are as follows:

2.1 SSA

On 5 April 2007, SAEHL entered into a conditional share subscription agreement with the Maran Group and Sun Direct to subscribe for 69,000,000 new Sun Direct Shares, representing 20% interest in the enlarged issued and paid-up share capital of Sun Direct for a total cash consideration of Rs5,490,000,000 (approximately USD122,000,000 or RM427,000,000), at a subscription price of Rs79.57 per Sun Direct Share.

Pursuant to the SSA, the Maran Group will collectively subscribe for an aggregate of 126,000,000 new Sun Direct Shares for a total cash consideration of Rs1,260,000,000 (approximately USD28,000,000 or RM98,000,000) at a subscription price of Rs10 each. Accordingly, upon Closing, with the subscription by SAEHL of the new Sun Direct Shares described above, the remaining 80% equity interest of the enlarged issued and paid-up share capital in Sun Direct will be held collectively by the Maran Group.

The shareholding structure of Sun Direct before and after the SSA are set out below:

	<-----Before the SSA----->		<------Pursuant to the SSA------>		<------After the SSA------>	
Shareholders	**No. of Sun Direct Shares**	**Equity Interest (%)**	***Prior to Closing No. of Sun Direct Shares**	**At Closing No. of Sun Direct Shares**	**No. of Sun Direct Shares**	**Equity Interest (%)**
Kalanithi Maran	27,000,000	18	19,953,659	15,146,341	62,100,000	18
Kavery Kalanithi	123,000,000	82	90,900,000	-	213,900,000	62
SAEHL	-	-	-	69,000,000	69,000,000	20
Total	**150,000,000**	**100**	**110,853,659**	**84,146,341**	**345,000,000**	**100**

Note:

* *As part of the conditions precedent to the SSA, prior to Closing, the Maran Group will collectively subscribe for 110,853,659 new Sun Direct Shares, details of which are set out in the salient terms of the SSA herein.*

Salient Terms of the SSA

The salient terms of the SSA are set out below.

(i) Subscription Shares

Subscription of Sun Direct Shares by SAEHL

Subject to the terms and conditions of the SSA, SAEHL will subscribe at Closing for 69,000,000 new Sun Direct Shares, for a total cash consideration of Rs5,490,000,000 (approximately USD122,000,000 or RM427,000,000), representing a subscription price of Rs79.57 per Subscription Share, free and clear of all encumbrances and together with all rights, title and interests thereto.

Subscription of Sun Direct Shares by Kalanithi Maran

Subject to the terms and conditions of the SSA, Kalanithi Maran will subscribe at Closing for 15,146,341 Sun Direct Shares, for a total cash consideration of Rs151,463,410 (approximately USD3,365,854 or RM11,780,487), representing a subscription price of Rs10 per Subscription Share, free and clear of all encumbrances and together with all rights, title and interests thereto.

The Subscription Shares shall rank *pari passu* with all existing Sun Direct Shares.

(ii) Conditions Precedent

The Closing is conditional upon, *inter-alia*, the satisfaction of the following conditions precedent:

(a) Receipt of necessary authorisations for each Party to execute the SSA and the transactions contemplated therein;

(b) The approval of the respective Boards and shareholders of the Parties, (including the approval of the Board and shareholders of our Company and compliance by our Company with all applicable stock exchange requirements in respect of the Proposed Joint Venture);

(c) Completion of financial and legal due diligence on Sun Direct to the satisfaction of SAEHL;

(d) Receipt of FIPB, MIB and other governmental approvals, consents, orders and authorisations;

(e) No order or judgement of any court or governmental, statutory or regulatory body having been issued or made prior to Closing in any jurisdiction, which has the effect of making unlawful or otherwise prohibiting the transactions contemplated in the SSA;

(f) All the representations and warranties of SAEHL, the Maran Group and Sun Direct, holding true and accurate up to the date of Closing;

(g) Increase in the authorised share capital of Sun Direct by an amount sufficient to accommodate the issuance of the Subscription Shares by Sun Direct to SAEHL;

(h) SAEHL and the Maran Group having agreed to a business plan to be adopted by the Parties at Closing;

(i) Confirmation by Sun Direct and the Maran Group that the DTH Licence is valid and subsisting and that Sun Direct has acted in due compliance with applicable law and has not acted or omitted any act which would prejudice or reduce the rights of Sun Direct under the DTH Licence;

(j) The execution of the SHA and the agreement between the Parties on the amendments to the Articles of Association of Sun Direct;

(k) Confirmation by Sun Direct that there are no loans outstanding and due to Sun Direct from any of its connected persons, as defined in the SSA; and

(l) The Maran Group having subscribed for 126,000,000 new Sun Direct Shares at a price of Rs10 each, which includes the respective numbers of new Sun Direct Shares to be subscribed by Kalanithi Maran and Kavery Kalanithi prior to Closing amounting to 110,853,659 Sun Direct Shares, in the following proportions:

Shareholders	No. of Sun Direct Shares	* Equity Interest (%)
Kalanithi Maran	19,953,659	18
Kavery Kalanithi	90,900,000	82
Total	**110,853,659**	**100**

Note:

* *Represents the equity interest in Sun Direct prior to Closing.*

The Parties have 90 calendar days from the date of the SSA to fulfil all conditions precedent (unless waived) or any other extended days, as notified in writing by SAEHL to the Maran Group and the Company ("Long Stop Date").

If Closing has not occurred by the Long Stop Date, the SSA shall lapse.

(iii) Closing

Subject to fulfilment of all conditions precedent, Closing shall take place in Chennai, India (or such other place as the Parties may agree in writing).

Closing shall occur not later than 10 business days after receipt of the last conditions precedent satisfaction notices from the relevant Parties.

(iv) Governing Law

The SSA shall be governed by the laws of India.

2.2 SHA

In addition to the SSA, SAEHL had on the same day, entered into a conditional shareholders agreement with the Maran Group and Sun Direct, to regulate the relationship between the Parties, and in respect of the affairs of, and their dealings with Sun Direct, its operations and management. The SHA is conditional upon the Closing of the SSA.

<u>Salient Terms of the SHA</u>

The salient terms of the SHA are set out below.

(i) Purpose of Sun Direct

The business of Sun Direct will encompass the building and operation of a DTH satellite platform to provide DTH services in India, in accordance with the terms of the DTH Licence, comprising broadcasting and distribution of digital satellite pay-television services on a DTH basis via Ku-Band or via other permitted means, through the distribution of set-top boxes to subscribers. Sun Direct may also provide other value added services such as e-mail, home shopping, home banking and

interactive services directly to subscriber premises, currently via set-top boxes or other permitted television signal receivers.

The business will be undertaken in accordance with a business plan for Sun Direct, as agreed between the Parties.

(ii) Restrictions on Transfer of Sun Direct Shares

SAEHL and the Maran Group shall not transfer any Sun Direct Shares held by them to any person or create any encumbrance over the Sun Direct Shares owned by them, prior to the expiry of 5 calendar years from the date of Closing unless otherwise mutually agreed in writing by SAEHL and the Maran Group, or as permitted under the SHA.

(iii) Shareholder Support

SAEHL and the Maran Group shall provide all Shareholder Support (as defined below) in relation to any borrowings of Sun Direct, in proportion to the respective shareholdings of SAEHL and the Maran Group in Sun Direct.

Shareholder Support means any undertaking, covenant, guarantee of, performance bond from, pledge of the securities in Sun Direct including Sun Direct Shares provided by the Parties or their respective affiliates, to any third party pursuant to any financing arrangement or borrowings, of Sun Direct.

(iv) Future Subscription of Sun Direct Shares

SAEHL and the Maran Group agree that subject to applicable law, each subscription by them for Sun Direct Shares subsequent to the Closing, in accordance with an agreed business plan for Sun Direct, shall be at a price (including premium) of not less than Rs79.57 per Sun Direct Share.

(v) Management of Sun Direct

The Board of Sun Direct shall comprise a minimum of 10 directors and a maximum of 12 directors. For so long as SAEHL holds 20% of the share capital in Sun Direct, the Maran Group shall have the right to nominate 8 directors and SAEHL shall have the right to nominate 2 directors. If the shareholding of SAEHL in Sun Direct changes, the shareholders of Sun Direct shall appoint directors in direct proportion to their shareholdings in Sun Direct, provided, however, for so long as SAEHL is a shareholder of Sun Direct, it shall have the right to nominate at least 1 director. The Board of Sun Direct shall have a director who is a resident Indian citizen as its non-executive Chairman, who shall be nominated by the Maran Group.

The Board of Sun Direct shall appoint the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer of Sun Direct. The Chief Executive Officer shall have the authority to appoint other key managerial personnel of Sun Direct.

(vi) Dividend Policy

Sun Direct shall, after taking into account the funding requirements and cash flow position of Sun Direct (including, without limitation, working capital requirements), and in accordance with the provisions of applicable law, distribute such amounts as may be deemed appropriate by the Board of Sun Direct as dividends to each shareholder in proportion to its shareholding in Sun Direct.

(vii) Governing Law

The SHA shall be governed by the laws of India.

2.3 Total Investment Amount

The total investment amount in Sun Direct by SAEHL of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) (which includes the Subscription Amount) was arrived at after taking into consideration, *inter-alia*, the potential earnings, cash flows and prospects of Sun Direct as well as the growth potential of the DTH services market in India.

In addition, the total investment amount of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) is considered fair by Enam Financial Consultants Private Limited. Please refer to Appendix V for the expert's report in relation to the fairness of the total investment amount of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in Sun Direct.

The total investment amount of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) will be satisfied by our Company over a period of 3 years, via the utilisation of the Company's existing debt facilities of USD150,000,000 and/or any alternative debt facilities that may be secured.

Under the SSA, the Maran Group will collectively subscribe for an aggregate of 126,000,000 new Sun Direct Shares at par value prior to and at Closing, in order to increase the share capital base of Sun Direct to a level which is more reflective of the prospects of Sun Direct and to facilitate SAEHL's participation in Sun Direct. Pursuant to the SHA and in accordance with an agreed business plan, upon future equity calls made by Sun Direct subsequent to the Closing, the Maran Group and SAEHL shall both subscribe for new Sun Direct Shares at a price (including premium) of not less than Rs79.57 per Sun Direct Share.

2.4 Funding Requirements

The total estimated funding requirements of Sun Direct are estimated to be approximately Rs30,210,000,000 (approximately USD671,000,000 or RM2,350,000,000) over 5 years, of which approximately 60% shall be satisfied via equity while the remaining funding requirements shall be satisfied via debt. The said funding requirements of Sun Direct will be utilised for the development of its business relating to the provision of DTH services in India.

2.5 Proposed Provision of Financial Assistance

SAEHL and/or our Company may be required to provide, *inter-alia*, financial assistance (including but not limited to lending or advancing of any money to Sun Direct and/or the provision of any guarantees, indemnities, performance bonds or the provision of any collateral for debt) of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) in favour of third parties, representing 20% of the total estimated debt requirements of Sun Direct over 5 years of approximately Rs12,120,000,000 (approximately USD269,000,000 or RM943,000,000).

In relation thereto, our Company will seek our shareholders' approval at our forthcoming EGM for the provision of such financial assistance, in accordance with Paragraph 8.23(2)(c) of the Listing Requirements.

2.6 Liabilities to be assumed by Our Company

Save for the abovementioned provision of financial assistance to Sun Direct, our Company will not assume any liabilities (including contingent liabilities and guarantees) of Sun Direct and/or any third parties arising from the Proposed Joint Venture.

2.7 Original cost and dates of investment in Sun Direct

The original cost of investment in Sun Direct by the Maran Group in relation to the Sun Direct Shares is approximately Rs1,500,000,000 (approximately USD33,333,333 or RM116,666,667). The investment arose from the issuance of new Sun Direct Shares at par value to the Maran Group on 11 February 2005.

3. RATIONALE FOR THE PROPOSED JOINT VENTURE

The Proposed Joint Venture is consistent with our strategy to expand our footprint into large and growing markets with low digital pay-television penetration. Our Company aims to grow in new markets with leading media partners by creating regional content and developing platforms that would be the preferred provider of entertainment and infotainment services in Asia.

The Indian market is a natural extension for us to expand our DTH services business, given the immediate synergies from broadcast structure, satellite footprint and similarities to certain linguistic and cultural characteristics in Malaysia, and opportunities to develop Indian language content.

At present, cable and satellite (i.e. pay-television services) households in India comprise more than half of the total television households in India. In addition, the robust growing economy of India offers an attractive opportunity for us to make a strategic entry into a rapidly growing pay-television market.

In addition to complying with Indian regulatory requirements on restrictions of foreign direct investment in broadcast companies, our partnership with the Maran Group provides us with the local market knowledge, programming expertise and distribution network. SAEHL and the Maran Group shall leverage on complementary assets, expertise and experience to benefit from economies of scale.

4. PROSPECTS IN RELATION TO THE PROPOSED JOINT VENTURE

It is expected that in 2007, there will be approximately 76 million pay-television households in India in a market of about 120 million television households, representing a 63% market penetration. The pay-television market is expected to grow to an estimated 136 million households over the next decade underpinned by expected robust economic growth with gross domestic product forecast between 8% and 10%.

The Maran Group and our Company believe that the DTH product offerings and the government-mandated implementation of conditional access systems by analogue cable operators will lead to the rapid adoption of DTH services by Indian consumers.

Our Company has vast experience in delivering DTH services, including developing and marketing products and services that provide choice and flexibility to a diverse customer base. This will be complemented by the knowledge of the local market, programming expertise and distribution infrastructure of the Maran Group. Sun Direct expects to launch its services in the second half of 2007 by utilising satellite transponders on INSAT-4B, which was launched in March 2007.

Sun Direct has been awarded a licence to undertake DTH services by the MIB, subject to the terms contained therein. It has also secured the approval from the FIPB and the MIB for the equity participation of SAEHL in Sun Direct.

5. RISK FACTORS IN RELATION TO THE PROPOSED JOINT VENTURE

The investment risks in relation to the Proposed Joint Venture include (but are not limited to) the following:

5.1 Economic, Political and Regulatory Risks

As with all investments undertaken overseas, economic, political and regulatory environments are inherent risk factors. Upon completion of the Proposed Joint Venture, our Company will have a larger presence in the regional DTH services industry. Hence, our business, prospects, financial conditions and level of profitability will be more exposed to the development of the global economic, political and regulatory environment. Any adverse development in the political and economic conditions or changes in the regulatory environment in the countries in which our Group operates could materially and adversely affect the consolidated financial performance of our Group.

Our Company does not believe that the risks that Sun Direct faces in India are any different than other companies in India.

5.2 Foreign Exchange Fluctuations

Fluctuations in the exchange rate between the Rs and the USD or RM, as well as fluctuations of local interest rates, could negatively affect the Proposed Joint Venture. There is no assurance that any fluctuations in the said exchange rates would not have any adverse impact on our investment in Sun Direct.

5.3 Inherent Business Risks

As with the operations of similar DTH services companies elsewhere, Sun Direct will be subject to inherent business risks, *inter-alia,* the risks of competitive threats, network and software technology obsolescence, possible funding limitations, foreign ownership limitations, spectrum constraints, changes in the regulatory regime and market adoption.

There is no assurance that our Group's performance will not be adversely affected by increased competition or the other risk factors mentioned above.

5.4 Compliance with Regulations

Our Group may be subject to broadcasting regulations and legislations governing the activities in India. It is possible that any change to the regulations pertaining to broadcasting may result in a need to modify our facilities or incur further expenses to meet the new regulatory requirements. In such event, no assurance can be given that the ensuing steps taken by Sun Direct to comply with such new regulations will not have a material effect on its operating results.

5.5 Risks relating to the DTH Licence

In addition to the above, Sun Direct currently possesses a licence to provide DTH services in India, subject to the terms contained therein. However, the MIB may at any time at its discretion take action to revoke/suspend that licence. There can be no assurance that the MIB would not take action to vary, modify, revoke or impose new conditions on the DTH Licence or that Sun Direct would be able to comply with any of the new regulations or conditions imposed upon the DTH Licence by the MIB.

5.6 Risks relating to the Sun Direct Shares

There is currently no public market for Sun Direct Shares. There can be no assurance as to the liquidity of any market that may develop for the Sun Direct Shares, the ability of Sun Direct's shareholders to sell their Sun Direct Shares or the prices at which such shareholders would be able to sell their Sun Direct Shares. At present, our Company, via SAEHL, is allowed to hold up to 20% direct equity interest in Sun Direct. However, in the event that there is a change in the Foreign Direct Investment Policy issued by the Ministry of Commerce and Industry, Government of India, such that there is a reduction in the current maximum 20% foreign equity interest allowed in DTH services companies, SAEHL may not be able to sell down its excess Sun Direct Shares at or above the price per Subscription Share at which it subscribed for the Sun Direct Shares under the SSA.

5.7 Risks Associated with Joint Ventures

As with all joint ventures, deterioration in the relationship of the joint venture partners may result in the termination of joint venture agreements.

5.8 Financial or Legal Risk

SAEHL and our Company may be subject to financial or legal risk as a result of indemnities, warranties, undertakings given or to be given pursuant to the SSA and/or SHA or any documents executed in connection to the Proposed Joint Venture. SAEHL and our Company has ensured and will ensure that the indemnities, warranties and undertakings given or to be given are in the best interests of SAEHL and our Company. However, there is no assurance that SAEHL and our Company would not be exposed to any third party claims.

5.9 Completion Risk

The completion of the Proposed Joint Venture may be subject to many uncertain external factors and risks, and hence the benefit accruing from the Proposed Joint Venture for SAEHL and our Company may not be realised. There is no assurance that the Proposed Joint Venture would be completed as contemplated by SAEHL and our Company, and the benefit accruing to the Proposed Joint Venture can be realised in a timely manner.

6. INFORMATION ON SUN DIRECT AND THE MARAN GROUP

6.1 Sun Direct

Sun Direct was incorporated as a private company limited by shares in Chennai, India on 16 February 2005 under the provisions of the (Indian) Companies Act, 1956. The present authorised share capital of Sun Direct is Rs2,000,000,000 comprising 200,000,000 Sun Direct Shares. The current issued and paid-up share capital of Sun Direct is Rs1,500,000,000 comprising 150,000,000 Sun Direct Shares. Pursuant to the SSA, Sun Direct will increase its authorised issued and paid-up share capital to Rs3,800,000,000 comprising 380,000,000 Sun Direct Shares prior to Closing, to accommodate the subscription of new Sun Direct Shares by SAEHL and the Maran Group.

On 28 August 2006, Sun Direct entered into an agreement for the grant of a licence by the MIB to undertake DTH services. The DTH Licence has a validity period of 10 years commencing from the issue of a wireless operational licence by the relevant Indian authorities, subject to Sun Direct having paid the requisite fees and met the conditions set out by the relevant issuing authorities. On 2 March 2007 and 19 March 2007, approvals were obtained from the FIPB and the MIB respectively for SAEHL to acquire 20% interest in Sun Direct.

Based on the latest audited financial statements of Sun Direct for the financial year ended 31 March 2006, the NA and net loss after tax of Sun Direct were Rs1,493,401,011 (approximately USD33,186,689 or RM116,153,412) and Rs396,485 (approximately USD8,811 or RM30,838), respectively. Based on the unaudited results for the financial year ended 31 March 2007, the NA and net loss after tax of Sun Direct were Rs1,490,964,937 (approximately USD33,132,554 or RM115,963,940) and Rs2,436,074 (approximately USD54,135 or RM189,472), respectively.

As at 15 May 2007, Sun Direct has yet to commence operation, and does not have any subsidiary or associated company.

Further information on Sun Direct is set out in Appendix I of this Circular.

6.2 The Maran Group

Kalanithi Maran is the Promoter and Chairman of Sun group of companies, including the flagship listed company Sun TV, one of the largest media groups in India ("Sun Group"). Kavery Kalanithi is the joint Managing Director of Sun TV and is actively involved in the management of the companies within Sun Group. In addition, she is the spouse of Kalanithi Maran.

Sun Group is the dominant media operator in southern India with the following key businesses:

(i) 14 cable & satellite television channels in various South Indian languages;

(ii) 7 radio stations in various cities in South India (and licences to operate another 38 radio stations); and

(iii) Content library with rights to full length feature films in Tamil, Telegu and Malayalam dialects.

Sun TV was listed on the Bombay Stock Exchange in April 2006, and has a current market capitalisation of approximately Rs101,880,200,000 (approximately USD2,264,004,444 or RM7,924,015,556) as at 15 May 2007.

The cable arm of the Maran Group is one of the largest multi service operators with approximately 4,000,000 subscribers. In addition, the Maran Group publishes 2 daily newspapers (one of which is the No. 1 Tamil newspaper in its market) and 4 weekly magazines.

7. EFFECTS OF THE PROPOSED JOINT VENTURE

7.1 Share Capital and Major Shareholders' Shareholdings

The Proposed Joint Venture will not have an impact on the share capital of our Company and our Major Shareholders' shareholdings in our Company.

7.2 Earnings

Our Company expects to apply the equity method for our share of Sun Direct's losses including start-up and market entry costs, which is not expected to exceed Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in respect of our equity participation, over a period of 5 years. Consequently, the investment in Sun Direct is expected to be dilutive to AAAN's consolidated earnings per share for a period of 5 years beginning from the financial year ending 31 January 2008.

However, we expect the investment in Sun Direct to contribute positively to the earnings of our Group in the longer term.

7.3 NA, NA per Share and Gearing

For illustrative purposes only, and on the assumption that the Proposed Joint Venture had been completed on 31 January 2007, the proforma effects of the Proposed Joint Venture on our Company's consolidated NA, NA per share and gearing are as follows:

	Audited as at 31 January 2007 (RM 000)	After the Proposed Joint Venture (RM 000)
Share capital	1,199,194	1,199,194
Share premium	27,643	27,643
Merger reserve	518,446	518,446
Exchange reserve	(30,656)	(30,656)
Hedging reserve	12,008	12,008
Other reserve	58,798	58,798
Retained earnings	56,430	56,430
NA(i)	1,841,863	1,841,863
Minority Interests	5,522	5,522
Equity	1,847,385	1,847,385
Number of shares in issue (000)	1,932,776	1,932,776
NA per share (RM)	0.95	0.95
Goodwill arising from the Proposed Joint Venture	-	-
Borrowings(ii)	28,309	(iii)609,309
Gearing ratio (times)	0.02	(iii)0.33

Notes:

(i) *NA refers to the net assets attributable to the shareholders of our Company as defined in Paragraph 1.01 of the Listing Requirements.*

(ii) *Includes all interest bearing debts.*

(iii) *The increase in the borrowings and gearing of our Group is attributable to the utilisation of our Company's existing debt facilities of USD150,000,000 and/or any alternative debt facilities that may be secured to fund our total investment amount of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in Sun Direct.*

(iv) *There is no separate accounting for goodwill in the balance sheet of our Company. The total NA of Sun Direct acquired by SAEHL, based on the audited accounts of Sun Direct as at 31 March 2006 and the estimated fair value adjustments in respect of the NA and intangible assets are expected to equal the cash consideration of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000).*

(v) *The amount invested of Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) will be recorded in our Company's balance sheet as part of "Investments Accounted for Using the Equity Method".*

On completion of the Proposed Joint Venture, further adjustments detailed below will and/or may need to be made to the purchase price allocation and the resulting calculation of goodwill to reflect the final assessment of NA acquired:

(a) *Aligning of Sun Direct's accounting policies and bases to those of our Company;*

(b) *The translation of Sun Direct's NA, which are denominated in Rs, at the prevailing exchange rate at the date of completion of the Proposed Joint Venture; and*

(c) *Adjustment arising from the due diligence exercise, fair value and the purchase price allocation exercise in respect of Sun Direct.*

These adjustments can only be quantified subsequent to the completion of the Proposed Joint Venture.

7.4 Dividend policy

The Proposed Joint Venture is not expected to have any impact on the dividend policy of our Company.

8. POLICIES ON FOREIGN INVESTMENTS, TAXATION AND REPATRIATION OF PROFITS

8.1 India

Based on the latest Foreign Direct Investment Policy issued by the Ministry of Commerce and Industry, Government of India in respect of the broadcast sector, the proportion of foreign direct equity ownership in a DTH services company in India is limited to 20%. In addition, any investments in DTH services companies in India by prospective foreign investors are subject to the approval of the FIPB.

Indian companies are taxed at a flat rate of 33.99% (i.e. 30% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge), and at 30.90% (i.e. surcharge of 10% on tax shall not be levied) in cases where their taxable income does not exceed Rs10 million.

Further, profits of a company can be repatriated only in the form of dividends and share buy-backs. Dividend is distributable out of profits only after depreciation is provided and after transferring prescribed percentages of profits not exceeding 10% to statutory reserves. Apart from the foregoing, there are no restrictions on declaration of dividends.

Based on domestic laws of India, inter-company dividend is a tax-free income for shareholders, regardless of whether the recipient is a resident or non-resident. Hence, there is no withholding tax on dividends. However, the company distributing the dividend is liable to pay dividend distribution tax at 16.995% (15% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge). Dividends are freely repatriable after payment of the said dividend distribution tax by the company declaring the dividend.

8.2 Mauritius

At present, foreign investors can set up holding companies to hold investments in foreign jurisdictions. These companies would be considered as global business companies and would hold either a category 1 or a category 2 business licence. There is no restriction on foreign ownership of global business companies in Mauritius.

Mauritian corporations are liable to income tax on their net income (chargeable income), which is currently at a flat rate of 22.5%. This rate will be reduced by 2.5% every year to reach 15% by 2010. Companies operating in sectors designated as priority sectors pay tax at the reduced rate of 15%, but this will be phased out by 2010 when a uniform rate of 15% will apply to all companies. These companies are also entitled to foreign tax credits on foreign-sourced income and may claim the actual foreign tax paid or a presumed tax equivalent of 80% of the Mauritian tax, whichever is the higher. Thus, the effective tax rate in Mauritius on foreign-sourced income will not exceed 3% in any case. In addition, dividend distributions by a resident company in Mauritius are exempt from tax. There is also no tax implication on the repatriation of capital.

Further, since 1996, Mauritius has adopted a 100% imputation system of taxation whereby any dividend paid by a company is exempted from tax in the hands of the recipient irrespective of whether the latter is a corporation or individual, resident or non-resident.

Since there is no exchange control in Mauritius, no approval is needed for the repatriation of profits, dividends and capital gains earned by a foreign investor in Mauritius.

Please refer to Appendix III of this Circular for the experts' opinion on the policies on foreign investments, taxation and repatriation of profits of India and Mauritius.

9. APPROVALS REQUIRED

Apart from your approval, the Proposed Joint Venture is conditional upon approvals being obtained from the following:

(i) the FIPB, which was obtained on 2 March 2007;

(ii) the MIB, which was obtained on 19 March 2007; and

(iii) any other relevant authorities/parties/bodies.

The approval of the FIPB for the Proposed Joint Venture is conditional, *inter-alia*, on the following:

	Conditions	Status of Compliance
(i)	Compliance with guidelines issued by the MIB.	Complied.
(ii)	Our Company has no existing joint venture or technology transfer/trademark agreement in the same field for which approval is granted.	To be complied with, if applicable.
(iii)	The Proposed Joint Venture will not in any way adversely affect the interest of any existing technology/trademark arrangement in the same field.	To be complied with, if applicable.
(iv)	Sun Direct will notify the FIPB on any increase in quantum of foreign equity within 30 days of receipt of funds, and any allotment of shares to non-resident shareholders.	To be complied with, if applicable.

10. ESTIMATED TIMEFRAME FOR COMPLETION

We expect to complete the Proposed Joint Venture in the second half of 2007.

11. DIRECTORS', MAJOR SHAREHOLDERS' AND PERSONS CONNECTED'S INTERESTS

None of our Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Joint Venture.

12. DIRECTORS' RECOMMENDATION

Your Board, having considered all aspects of the Proposed Joint Venture, is of the opinion that the Proposed Joint Venture is in the best and long term interests of our Company and shareholders.

Accordingly, your Board recommends that you vote in favour of the ordinary resolutions pertaining to the Proposed Joint Venture to be tabled at our forthcoming EGM.

13. OTHER CORPORATE PROPOSALS

As at 15 May 2007, save for the Proposed Joint Venture and as disclosed below, there are no outstanding proposals which have been announced but pending implementation.

(i) On 3 December 2004, our Company announced an internal restructuring of certain of our subsidiaries to streamline our group structure ("Internal Restructuring"). The completion of the Internal Restructuring will result in the winding-up of Radio Advertising and Programming Systems Sdn Bhd ("RAPS"). On 5 January 2006, RAPS commenced a member's voluntary winding-up. As at 15 May 2007, the said winding-up of RAPS is still pending.

(ii) Pursuant to a conditional subscription and shareholders' agreement dated 11 March 2005, our Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in a joint venture to provide multi-channel digital satellite pay-television and multimedia services in Indonesia, via PT Direct Vision ("PTDV"). This agreement has since been allowed to lapse and the said parties are currently in discussions to restructure and finalise the completion of the said joint venture.

(iii) On 19 April 2007, our Group announced an internal reorganisation to streamline our group structure, which involves the following:

(a) the transfer of the entire equity interests held by our Company in ASTRO Productions Sdn Bhd ("APSB"), and Maestro Talent and Management Sdn Bhd, to ASTRO Entertainment Sdn Bhd ("AESB"); and

(b) the transfer of the entire equity interests held by APSB in Nusantara Seni Karya Sdn Bhd (*formerly known as ASTRO Icon Sdn Bhd*) to AESB.

As at 15 May 2007, the said internal reorganisation is pending completion.

(iv) As at 15 May 2007, all proceeds raised during the initial public offering of our Company have been utilised except for the amount of approximately RM19 million, which was proposed to be for the payment for equity in an associated company namely, TVB Publishing Holding Limited, which has not been called to date.

The Proposed Joint Venture is not conditional upon any of the abovementioned proposals or any other corporate exercise/scheme.

14. EGM

Our EGM, the notice of which is enclosed in this Circular, will be held on Monday, 25 June 2007 at 10:00 a.m. at the Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the relevant resolutions as set out in the notice of our EGM herein to give effect to the Proposed Joint Venture.

You may appoint a proxy or proxies to attend and vote on your behalf. If you wish to do so, you must deposit the Form of Proxy with our share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for our EGM or any adjournment thereof.

The lodging of the Form of Proxy will not preclude you from attending and voting in person at our EGM should you subsequently wish to do so.

15. FURTHER INFORMATION

You are requested to refer to the attached Appendices for further information.

Yours faithfully
For and behalf of the Board of
ASTRO ALL ASIA NETWORKS plc

Dato' Haji Badri bin Haji Masri
Chairman/Non-Executive Director

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INFORMATION ON SUN DIRECT

1. HISTORY AND BUSINESS

Sun Direct was incorporated as a private company limited by shares in Chennai, India on 16 February 2005 under the provisions of the (Indian) Companies Act, 1956. The present authorised share capital of Sun Direct is Rs2,000,000,000 comprising 200,000,000 Sun Direct Shares. The current issued and paid-up share capital of Sun Direct is Rs1,500,000,000 comprising 150,000,000 Sun Direct Shares.

On 28 August 2006, Sun Direct entered into an agreement for the grant of a licence by the MIB to undertake DTH services. The DTH Licence has a validity period of 10 years commencing from the issue of a wireless operational licence by the relevant Indian authorities, subject to Sun Direct having paid the requisite fees and met the conditions set out by the relevant issuing authorities. On 2 March 2007 and 19 March 2007, approvals were obtained from the FIPB and the MIB respectively for SAEHL to acquire 20% interest in Sun Direct.

As at 15 May 2007, Sun Direct has yet to commence operation, and does not have any subsidiary or associated company. Sun Direct expects to commence operation in the second half of 2007, and aims to provide its DTH services nationwide across India.

2. SHARE CAPITAL

The authorised share capital, and the issued and paid-up share capital of Sun Direct as at 15 May 2007 are as follows:

	No. of Shares	Par Value Rs	Total Rs
Authorised			
- Sun Direct Shares	200,000,000	10	2,000,000,000
	200,000,000	**10**	**2,000,000,000**
Issued and fully paid-up			
- Sun Direct Shares	150,000,000	10	1,500,000,000
	150,000,000	**10**	**1,500,000,000**

3. CHANGES IN ISSUED AND PAID UP SHARE CAPITAL

The changes in the issued and paid-up share capital of Sun Direct since its incorporation up to 15 May 2007 are as follows:

Date of Allotment	No. of Sun Direct Shares issued	Par Value Rs	Consideration	Cumulative Total Rs
11.02.2005	150,000,000	10	Subscriber Shares	1,500,000,000

4. MAJOR SHAREHOLDERS

The major shareholders of Sun Direct (holding not less than 5% of the shareholdings in Sun Direct) as at 15 May 2007 according to the Register of Members of Sun Direct are as follows:

Major Shareholders	Nationality	<----------Direct--------> No. of Sun Direct Shares held	%	<---------Indirect------> No. of Sun Direct Shares held	%
Kalanithi Maran	Indian	27,000,000	18	-	-
Kavery Kalanithi	Indian	123,000,000	82	-	-

5. DIRECTORS

The Directors of Sun Direct and their respective shareholdings in Sun Direct as at 15 May 2007 according to the Register of Members and Register of Directors of Sun Direct, are as follows:

Directors	Nationality	Designation	<---------Direct---------> No. of Sun Direct Shares held	%	<-------Indirect------> No. of Sun Direct Shares held	%
Kalanithi Maran	Indian	Chairman	27,000,000	18	-	-
Kavery Kalanithi	Indian	Director	123,000,000	82	-	-

6. SUBSIDIARY AND ASSOCIATED COMPANY

As at 15 May 2007, Sun Direct does not have any subsidiary and/or associated company.

7. PROFIT AND DIVIDEND RECORDS

A summary of Sun Direct's audited results since its incorporation (as extracted from Sun Direct's audited financial statements for the past financial year ended 31 March 2006) and its unaudited financial results for the financial year ended 31 March 2007, are as follows:

	Audited as at 31 March 2005 (Rs 000)	Audited as at 31 March 2006 (Rs 000)	Unaudited as at 31 March 2007 (Rs 000)
Revenue[(2)]	6,164	[(3)]96	1,073
(Loss) before taxation	(3,949)	[(4)](373)	(2,076)
Taxation	(2,254)	[(5)](23)	(360)
(Loss) after taxation	(6,203)	(396)	(2,436)
Number of shares in issue (000)	150,000	150,000	150,000
NA	1,493,797	1,493,401	1,490,965
NA per share (Rs)	9.96	9.96	9.94
(Loss) per share (Rs)	(0.041)	(0.003)	(0.016)

Notes:

(1) The financial statements of Sun Direct are based on Generally Accepted Accounting Principles in India.

(2) The amount represents non-operating revenue generated from interest income.

(3) The decrease in revenue was due to lower interest income from Sun Direct's cash deposits with financial institutions in India.

(4) The decrease in loss before taxation was due to preliminary expenses written off in the previous financial year, which was partially offset by lower revenue for the financial year ended 31 March 2006.

(5) The decrease in taxation was attributable to the lower taxable income for the financial year under review.

(6) There were no exceptional or extraordinary items for the financial years under review.

APPENDIX II

AUDITED FINANCIAL STATEMENTS OF SUN DIRECT FOR THE PAST 2 FINANCIAL YEARS ENDED 31 MARCH 2006

SUN DIRECT TV PRIVATE LIMITED

NOTICE

Notice is hereby given that the Second Annual General Meeting of the Shareholders of Sun Direct TV Private Limited will be held at the Registered Office of the Company at 367/369, Anna Salai, Teynampet, Chennai - 600 018 on Thursday, the 28th day of September 2006 at 1.30 PM to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet as at 31st March 2006 and the Profit & Loss Account for the financial year ended on that date together with the Reports of Directors and Auditors thereon.

2. To appoint M/s. K. Ramkrish & Co., Chartered Accountants, as Statutory Auditors of the Company and fix their remuneration.

BY ORDER OF THE BOARD

sd/-
Kalanithi Maran
Chairman

Date : 01.09.2006
Place : Chennai

NOTE:

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

CERTIFIED TRUE COPY

For SUN DIRECT TV PVT. LTD.

CHAIRMAN

SUN DIRECT TV PRIVATE LIMITED

DIRECTORS' REPORT

Your Directors have pleasure in presenting their Second Annual Report and Audited Financial Accounts of the Company for the financial year ended 31st March 2006.

1. FINANCIAL RESULTS

The Company has incurred a loss of Rs. 3,96,485/- for the financial year ended 31st March 2006.

2. DIVIDEND

No dividend is declared by the Board of Directors.

3. CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION & FOREIGN EXCHANGE EARNINGS AND OUTGO

The Conservation of Energy and Technology Absorption as required under the Companies (Disclosure of Particulars in the report of Board of Directors') Rules, 1988 does not arise.

There were no Foreign Exchange earnings and outgo.

4. PERSONNEL

None of the employees of the Company were drawing remuneration in excess of the limits referred to under Section 217 (2A) of the Companies Act, 1956 and specified under the Companies (Particulars of Employees) Rules, 1975.

5. AUDITORS

M/s. K. Ramkrish & Co., Chartered Accountants, the existing Auditors of the Company retire at the conclusion of this Annual General Meeting of the Company.

6. DIRECTORS

There was no change in the office of the Directors for the financial year ended 31st March 2006.

SUN DIRECT TV PRIVATE LIMITED

7. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors confirm that:

(1) In the preparation of the annual accounts, the applicable Accounting Standards have been followed along with proper explanation relating to material departures.

(2) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the period and of the loss of the Company for that period.

(3) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities.

(4) The Directors have prepared the annual accounts on a going concern basis.

8. FIXED DEPOSITS

Your Company has not accepted any Fixed Deposits from the public during the financial year ended 31st March 2006.

9. ACKNOWLEDGEMENT

The Directors wish to thank the shareholders for the valuable assistance, support and co-operation extended to the Company.

For and On Behalf of the Board

Sd/-
Kalanithi Maran
Chairman

Date : 01.09.2006
Place : Chennai

Auditors' report to the members of Sun Direct TV Private Limited

We have audited the attached Balance Sheet of Sun Direct TV Private Limited (the Company) as at March 31, 2006, the Profit and Loss Account of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply in all material respects, with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors, as on March 31, 2006, and taken on record by the Board of directors, we report that none of the directors is disqualified as on March 31, 2006 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;

(ii) in the case of the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

For K.RAMKRISH & CO.,
CHARTERED ACCOUNTANTS

PLACE : CHENNAI
DATED: 1st Sep 2006

(K. RAMKRISHNAN)
PARTNER.
MEMBERSHIP NO. 200/20963.

Annexure to the auditors' report

The Annexure referred to in the auditors' report to the members of Sun Direct TV Private Limited (the Company) for the year ended March 31, 2006. We report that:

1. The Company has no fixed assets and hence the question of
   - (i) maintenance of proper records of fixed assets
   - (ii) physical verification of fixed assets and
   - (iii) disposal of fixed assets

   does not arise.

2. The Company has no stocks and hence the question of
   - (i) physical verification of inventories
   - (ii) discrepancies in inventories
   - (iii) valuation of inventories

   does not arise.

3. In respect of the loans, secured or unsecured, granted or taken by the company to / from companies, firm or other parties covered in the register maintained under Section 301 of the Companies Act, 1956 :

   a) The company has granted a sum of Rs. 1,38,98,92,000/- as loan to Directors.

   b) The aforesaid loan is interest-free. In our opinion and according to the information and explanations given to us, the other terms and conditions are not prima facie prejudicial to the interest of the company.

4. In our opinion, and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business, for the purchase of fixed assets and for its business activities. We have not noted any continuing failure to correct major weakness in the internal controls during the course of the audit.

5. According to the information and explanations provided by the management, we are of the opinion that there are no transactions that need to be entered in the register in pursuance of section 301 of the Act.

6. The Company has not accepted any deposits from the public and consequently, the directives issued by the Reserve Bank of India, the provisions of Sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed there under are not applicable.

7. The Company has no separate internal audit system. However in our opinion the existing internal control procedures are sufficient, considering the size and nature of its business.

8. According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under clause (d) of sub-section (1) of Section 209 of the Companies Act, 1956 in respect of services carried out by the Company.

9. a) According to the information and explanations given to us, and on the basis of our examination of the books of account, the Company has been regular in depositing with appropriate authorities undisputed statutory dues including, income-tax, sales-tax, customs duty, investor education and protection fund, wealth tax, Service tax and any other material statutory dues applicable to it.

   b) According to the information and explanations given to us, no undisputed dues payable in respect of income-tax, sales tax, wealth tax, customs duty and cess were outstanding at 31st March 2006 for a period of more than six months from the date they became payable.

   c) According to the information and explanations given to us, there are no dues of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess which have not been deposited on account of any dispute.

10. The Company has been in existence for less than 5 years and hence the question of reporting on the accumulated losses at the end of the financial year / cash losses incurred in the financial year covered by our audit and in the financial year immediately preceding such financial year, does not arise.

11. Based on our audit procedures and as per the information and explanations given by the Company, we are of the opinion that the Company has not defaulted in repayment of dues to Bank /financial institution in terms of clause 4(xi) of the order.

12. According to the information and explanations given to us and based on the documents and records produced to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, securities.

13. The Company is not a chit fund, nidhi, mutual benefit fund or a society. Accordingly, clause 4(xiii) of the order is not applicable.

14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the order is not applicable.

15. According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, clause 4(xv) of the order is not applicable.

16. The Company has not obtained any term loans. Accordingly, clause 4(xvi) of the order is not applicable.

17. In our opinion, the funds raised on short term basis have not been used for long term investment during the year.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act. Accordingly, clause 4(xviii) of the order is not applicable.

19. The Company has not issued any debentures. Accordingly, clause 4(xix) of the order is not applicable.

20. The Company has not raised any money by public issues during the year. Accordingly, clause 4(xx) of the order is not applicable.

21. Based on the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and as per the information and explanations given to us, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For K.RAMKRISH & CO.,
CHARTERED ACCOUNTANTS

PLACE : CHENNAI
DATED: 01.09.2006

(K. RAMKRISHNAN)
PARTNER.
MEMBERSHIP NO. 200/20963.

SUN DIRECT TV PRIVATE LIMITED
367/369, Annal Salai, Teynampet. Chennai-600 018

BALANCE SHEET AS AT MARCH 31,2006

	Schedule	March 31,2006 Rs.	March 31,2005 Rs.
SOURCES OF FUNDS			
Shareholder's funds			
Share Capital	A	1,500,000,000	1,500,000,000
Reserves and surplus	B	(6,598,989)	(6,202,504)
		1,493,401,011	1,493,797,496
Loan funds			
Secured Loans		-	-
Unsecured Loans		-	-
		1,493,401,011	**1,493,797,496**
APPLICATION OF FUNDS			
Fixed Assets		-	-
Investments		-	-
Current assets, Loans and Advances			
Cash and bank balances	D	3,525,591	3,872,472
Loans and advances	E	1,492,276,908	1,492,180,887
		1,495,802,499	1,496,053,359
Less: Current liabilities and provisions	C	2,401,488	2,255,863
Net Current assets		1,493,401,011	1,493,797,496
Preliminary Expenses			-
		1,493,401,011	**1,493,797,496**
Notes to the financial statements	I		

The schedules referred to above form an integral part of the financial statements

This is the Balance Sheet referred to
in our report of even date

K.RAMKRISH & CO
Chartered Accountants

For and on behalf of the Board of Directors

sd/-
K.Ramkrishnan
Partner

sd/-
Kalanithi Maran
Chairman

sd/-
Kavery Kalanithi
Director

Place : Chennai
Date : 01.09.2006

SUN DIRECT TV PRIVATE LIMITED
367/369, Annal Salai, Teynampet. Chennai-600 018

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED MARCH 31,2006

	Schedule	March 31,2006 Rs.	March 31,2005 Rs.
INCOME			
Revenues	F	96,021	6,163,973
Other Income		-	-
		96,021	6,163,973
EXPENDITURE			
Financial Expenses	G	177	2,114
Miscellaneous Expenses	H	492,329	12,364,363
		492,506	12,366,477
Net Profit/(Loss) transferred to Balance Sheet		(396,485)	(6,202,504)
Notes to the financial statements	I		

The schedules referred to above form an integral part of the financial statements

This is the Profit & Loss Account referred to
in our report of even date

K.RAMKRISH & CO
Chartered Accountants

For and on behalf of the Board of Directors

sd/-	sd/-	sd/-
K.Ramkrishnan	Kalanithi Maran	Kavery Kalanithi
Partner	Chairman	Director

Place : Chennai
Date : 01.09.2006

SUN DIRECT TV PRIVATE LIMITED

Schedules to the financial statements for the Financial year ended 31.03.2006

	As on 3/31/2006	As on 3/31/2005
	(in Rs.)	
Schedule "A"		
Authorised Share Capital		
200,000,000 Equity Shares of Rs.10/- each	2,000,000,000	2,000,000,000
Issued, Subscribed and Paid up Share Capital		
150,000,000 Equity Shares of Rs.10/- each fully paid	1,500,000,000	1,500,000,000
Schedule "B"		
Reserves & Surplus		
Profit and Loss Account	(6,202,504)	-
Less: Profit for the year	(396,485)	(6,202,504)
	(6,598,989)	(6,202,504)
Schedule "C"		
Current liabilities and Provisions		
Salaries & Wages Outstanding	12,000	-
Audit Fees Payable	112,240	2,000
Provision for Income Tax	2,277,248	2,253,863
	2,401,488	2,255,863

	As on 3/31/2006	As on 3/31/2005
	(in Rs.)	
Schedule "D"		
Cash and Bank Balance		
Balance in Current Account		
City Union Bank	1,025,591	3,872,472
Balance in Fixed Deposit		
City Union Bank		-
	2,500,000	
	3,525,591	3,872,472
Schedule "E"		
Loans and Advances		
Loan to Directors	1,389,892,000	1,489,892,000
Tax deducted at Source	2,300,338	1,288,887
Advance Tax	-	1,000,000
One time Licence Fee	100,000,000	-
FD Intrest Accrued	84,570	-
	1,492,276,908	1,492,180,887

SUN DIRECT TV PRIVATE LIMITED

Schedules to the financial statements for the Financial year ended 31.03.2006

	As on 3/31/2006	As on 3/31/2005
	(in Rs.)	
Schedule "F"		
Revenues		
Interest received on Deposits	96,021	6,163,973
	96,021	6,163,973
Schedule "G"		
Financial Expenses		
Interest on Loan	-	2,014
Bank Charges	177	100
	177	2,114
Schedule "H"		
Miscellaneous Expenses		
Professional Charges	222,500	-
Audit Fees	112,444	2,000
Miscellaneous expenses	134,000	500
Miscellaneous expenses - Preliminary Expenses written off	-	10,108,000
Income Tax	23,385	2,253,863
	492,329	12,364,363

I. Notes to the Financial Statements

1. *Significant Accounting Policies*

1.1 *Basis of preparation*

The financial statements are prepared to comply in all material respects with the mandatory accounting Standards issued by the Institute Of Chartered Accountants Of India and relevant provisions of the Companies Act, 1956.

The financial statements are prepared under the historical cost convention on an accrual basis.

1.2 *Depreciation*

As the company does not have any fixed assets, the question of providing for depreciation does not arise.

1.3 *Revenue Recognition*

1) The company has not yet commenced its operations and the only revenue received is in the form of interest from Fixed Deposits.

2) Contingent Liabilities as on March 31, 2006 : *NIL* (Previous Year : NIL)

3) Estimated amounts of Contracts remaining to be executed on Capital Account not provided for as on March 31, 2006 : *NIL* (Previous Year : NIL)

4) The company has made a Provision for Income Tax for the period ended March 31, 2006 to the tune of *Rs. 23,385/-* (Previous Year: Rs. 22,53,863/-).

5) The provision relating to the Deferred Tax does not apply to the company as at March 31, 2006 as the Company does not have any fixed assets on which depreciation has been provided.

6) The accounts have been prepared on accrual basis.

7) Auditors' Remuneration - Statutory Audit Fees : *Rs. 1,12,400/-*
(Previous Year : Rs. 2,204/-)

8) On the basis of information available with the Company, which has been relied upon by the Auditors, there are no amounts payable to small-scale industrial undertakings as at March 31, 2006.

9) Information pursuant to paragraphs 3, 4, 4A, 4C and 4D of Part II to Schedule VI to the Companies Act, 1956, have been furnished to the extent applicable.

For K.RAMKRISH & CO **Chartered Accountants**	**For and on behalf of the Board of Directors.**	
K. RAMKRISHNAN **(Partner)**	**Kalanithi Maran** **Director**	**Kavery Kalanithi** **Director**

Place: Chennai

Date: 1st Sep 2006

SUN DIRECT TV PRIVATE LIMITED

PART IV - BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No. 5 5 3 9 8   State Code 1 8 (Refer Code List)

Balance Sheet Date 3 1 (Date) 0 3 (Month) 2 0 0 5 (Year)

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Thousands)

Public Issue	Rights Issue
* * * N I L * * *	* * * N I L * * *
Bonus Issue	**Private Placement**
* * * N I L * * *	* * * * * * * * *

III. POSITION OF MOBILIZATION & DEPLOYMENT OF FUNDS (Amount in Rs. Thousands)

Total Liabilities	Total Assets
* * 1 4 9 6 0 5 1	* * 1 4 9 6 0 5 1

SOURCES OF FUNDS

Paid-up Capital	Reserves & Surplus
* * 1 5 0 0 0 0 0	* * * N I L * * *
Secured Loans	**Unsecured Loans**
* * * N I L * * *	* * * N I L * * *

APPLICATION OF FUNDS

Net Fixed Assets	Investments
* * * N I L * * *	* * * N I L * * *
Net Current Assets	**Misc. Expenditure**
* * 1 4 9 3 7 9 7	* * * N I L * * *
Accumulated Losses	
* * * * * 6 2 0 2	

IV. PERFORMANCE OF COMPANY (Amount in Rs. Thousands)

Turnover	Total Expenditure
* * * * * 6 1 6 4	* * * * 1 2 3 6 6
Profit/(Loss) before tax	**Profit/ Loss after tax**
- - * * * * * 6 2 0 2	- - * * * * * 6 2 0 2

(Please tick (■) Appropriate Box + for Profit, - for Loss)

Earning per Share in Rs.	Dividend Rate %
* * * N I L *	N I L

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/ SERVICES OF COMPANY (as per monetary terms)

Item Code No. (ITC Code)	* * * * N A * * * *
Product Description	* * * N O T A P P L I C A B L E * * *
Item Code No. (ITC Code)	* * * * N A * * * *
Product Description	* * * N O T A P P L I C A B L E * * *
Item Code No. (ITC Code)	* * * * N A * * * *
Product Description	* * * N O T A P P L I C A B L E * * *

For SUN DIRECT TV PRIVATE LIMITED

Sd/-	Sd/-
KALANITHI MARAN	KAVERY KALANITHI
Chairman & Managing Director	Director

SUN DIRECT TV PRIVATE LIMITED

1ST ANNUAL REPORT

2004 - 2005

CERTIFIED TRUE COPY

For SUN DIRECT TV PVT. LTD.

CHAIRMAN & MANAGING DIRECTOR

CERTIFIED TRUE COPY

For SUN DIRECT TV PVT. LTD.

CHAIRMAN

SUN DIRECT TV PRIVATE LIMITED

Regd. Off. : 182, Kodambakkam High Road, Chennai - 600 034. INDIA Ph. : (044) 24318181, Fax : (044) 24342729

NOTICE

Notice is hereby given that the First Annual General Meeting of the Shareholders of Sun Direct TV Private Limited will be held at the Registered Office of the Company at No.182, Kodambakkam High Road, Chennai – 600 034 on Wednesday, the 28th day of September 2005 at 10.30 AM to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet as at 31st March 2005 and the Profit & Loss Account for the period ended on that date together with the Reports of Directors and Auditors thereon.

2. To appoint M/s. K. Ramkrish & Co., Chartered Accountants, as Statutory Auditors of the Company and fix their remuneration.

BY ORDER OF THE BOARD

Sd/-
Kalpana Ramamurthy
Company Secretary

Date : 31.08.2005
Place : Chennai

NOTE:
1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

SUN DIRECT TV PRIVATE LIMITED

Regd Off.: 182, Kodambakkam High Road, Chennai - 600 034

DIRECTORS' REPORT

Your Directors have pleasure in presenting their First Annual Report and Audited Financial Accounts of the Company for the period ended 31st March 2005.

1. FINANCIAL RESULTS

The Company has incurred a loss of Rs. 54,62,647/- for the period ended 31st March 2005.

2. DIVIDEND

No dividend is declared by the Board of Directors.

3. CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION & FOREIGN EXCHANGE EARNINGS AND OUTGO

The Conservation of Energy and Technology Absorption as required under the Companies (Disclosure of Particulars in the report of Board of Directors') Rules, 1988 does not arise.

There were no Foreign Exchange earnings and outgo.

4. PERSONNEL

None of the employees of the Company were drawing remuneration in excess of the limits referred to under Section 217 (2A) of the Companies Act, 1956 and specified under the Companies (Particulars of Employees) Rules, 1975.

5. AUDITORS

M/s. Siv, Ram & Raj, Chartered Accountants, the existing Auditors of the Company will be retiring at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment.

6. DIRECTORS

There was no change in the office of the Directors for the period ended 31st March 2005.

7. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2A) of the Companies Act, 1956, the Directors confirm that:

(1) In the preparation of the annual accounts, the applicable Accounting Standards have been followed along with proper explanation relating to material departures.

(2) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the period and of the loss of the Company for that period.

(3) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities.

(4) The Directors have prepared the annual accounts on a going concern basis.

8. ACKNOWLEDGEMENT

The Directors wish to thank the shareholders for the valuable assistance, support and co-operation extended to the Company.

9. FIXED DEPOSITS

Your Company has not accepted any Fixed Deposits from the public during the period ended 31st March 2005.

For and On Behalf of the Board

Sd/-
Kalanithi Maran
Chairman & Managing Director

Date : 31.08.2005
Place : Chennai

SIV, RAM & RAJ
Chartered Accountants

1, Second Floor, Kasi Arcade, 116, Thiyagaraja Road, T. Nagar, Chennai - 600 017

AUDITORS' REPORT

To the members of
Sun Direct TV Private Limited

1. We have audited the attached Balance Sheet of Sun Direct TV Private Limited as at March 31, 2005 and the Profit & Loss Account for the period ended that date annexed thereto and report thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Ministry of Finance, Department of Company Affairs, New Delhi, dated 12.06.2003, in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

    i. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

    ii. In our opinion, proper books of accounts as required by law have been kept by the company so far as appears from our examination of the books.

    iii. The Balance Sheet and Profit & Loss Account dealt with in our report is in agreement with the Books of Account.

iv. In our opinion the Balance Sheet and Profit & Loss Account dealt with in our report comply in all material respects with the Accounting Standards referred to in to Section 211(3C) of the Companies Act, 1956, to the extent applicable.

v. On the basis of the written representations received from the directors, as on March 31, 2005, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on March 31, 2005 from being appointed as a director in terms of Section 274 (1)(g) of the Companies act, 1956.

vi. In our opinion and to the best of our information and according to the explanations given to us the said accounts along with the notes annexed hereto, give the information required by the Companies Act, 1956 in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

a. In the case of Balance Sheet, of the state of affairs of the Company as at March 31, 2005.

b. In the case of Profit & Loss Account, of the loss for the period ended on that date.

For SIV, RAM & RAJ
Chartered Accountants

Sd/-
T. SIVA SUBRAMANIAN
Partner

Date : 31st August 2005
Place: Chennai

SIV, RAM & RAJ
Chartered Accountants

1, Second Floor, Kasi Arcade, 116, Thiyagaraja Road, T. Nagar, Chennai - 600 017

ANNEXURE TO THE AUDITORS REPORT

The Annexure referred to in paragraph 1 of the auditors' report to the Members of Sun Direct TV Private Limited for the period ended 31st March 2005. We report as required under paragraph 4 and 5 that:

(i) (a) The Company has no fixed assets for the period ended 31st March 2005 and hence, the question of maintenance of proper records of fixed assets does not arise.

(b) The Company has no fixed assets for the period ended 31st March 2005 and hence, the question of physical verification of fixed assets does not arise.

(c) The Company has no fixed assets for the period ended 31st March 2005 and hence, the question of disposal of fixed assets does not arise.

(ii) (a) In absence of any stocks, procedure for physical verification of stocks is not required.

(b) In absence of any stocks, discrepancies in stock do not arise.

(c) In absence of stocks, question of valuation of the stock does not arise.

(iii) In respect of the loans, secured or unsecured, granted or taken by the company to / from companies, firm or other parties covered in the register maintained under section 301 of the Companies Act, 1956:

(a) The Company has granted a sum of Rs.1,48,98,92,000/- as loan to Directors.

(b) The aforesaid loan is interest-free. In our opinion and according to the information and explanations given to us, the other terms and conditions are not prima facie prejudicial to the interest of the company.

(iv) In our opinion and according to the information there is an adequate internal control procedure commensurate with the size of the Company and the nature of its business, for the purchase of stores, raw material including components, plant and machinery, equipment and other assets and for sale of goods.

(v) (a) According to the information and explanations provided by the management, we are of the opinion that there are no transactions that need to be entered into the register maintained under Section 301.

(vi) The Company has not accepted any deposits as defined under Section 58A and 58AA of the Companies Act, 1956 and rules made there under, apply.

(vii) In our opinion, no internal audit system is statutorily required considering the size of the organization and nature of its business.

(viii) To the best of our knowledge and as explained, the Central Government has not prescribed maintenance of cost records under clause (d) of sub-section (1) of Section 209 of the Companies Act, 1956.

(ix) (a) The Company is regular in depositing with appropriate authorities undisputed statutory dues including income tax and other material dues applicable to it.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of income-tax, wealth-tax, service-tax and customs duty were outstanding at the end of the period for more than six months from the date they became payable.

(c) According to the information and explanation given to us, there are no dues of income-tax, wealth-tax, service-tax and customs duty, which have not been deposited on account of any dispute.

(x) The Company has no accumulated losses at the end of the period but has incurred a loss Rs.62,02,504/- in the current period.

(xi) Based on our audit procedures and as per the information and explanations given by the management, we are of the opinion that the Company has not defaulted in repayment of dues to the bank.

(xii) According to the information and explanations given to us and based on the documents and records produced to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a nidhi / mututal benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Companies (Auditors' Report) Order, 2003 are not applicable to the Company.

SIV, RAM & RAJ
Chartered Accountants

1, Second Floor, Kasi Arcade, 116, Thiyagaraja Road, T. Nagar, Chennai - 600 017

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Companies (Auditors' Report) Order, 2003 are not applicable to the Company.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from bank or financial institutions.

(xvi) The Company did not have any term loans outstanding during the period ended 31st March 2005.

(xvii) According to the information and explanations given to us and on an overall examination of the Balance Sheet, we report that no funds raised on short-term basis have been used for long-term investment. No long-term funds have been used to finance short-term assets vice versa.

(xviii) The Company has not made any preferential allotment of shares.

(xix) The Company did not have any outstanding debentures during the period ended 31st March 2005.

(xx) The Company has not raised any monies by way of public issues during the period ended 31st March 2005.

(xxi) Based upon the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and as per the information and explanations given by the management, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For SIV, RAM & RAJ
Chartered Accountants

Sd/-
T. SIVA SUBRAMANIAN
Partner

Date : 31st August 2005
Place: Chennai

Sun Direct TV Private Limited

Balance Sheet as at March 31, 2005

	Schedule		March 31, 2005	March 31, 2004
SOURCES OF FUNDS				
Shareholders' funds:				
Share Capital	1		1,500,000,000	-
Reserves and Surplus	2		(6,202,504)	-
Current Liabilities & Provisions	3		2,253,863	
			1,496,051,359	-
APPLICATION OF FUNDS				
Current Assets				
Cash and Bank Balances	4	3,872,472		-
Less: Current Liabilities				
Audit Fees		(2,000)		-
			3,870,472	-
Loans and Advances	5		1,492,180,887	-
Preliminary Expenses			-	-
			1,496,051,359	-
Notes to the financial statements	8			

The schedules referred to above form an integral part of the financial statements

As per the report of even date

Siv, Ram & Raj
Chartered Accountants

For and On Behalf of the Board of Directors

Sd/-
T.Sivasubramanian
Partner

Sd/-
Kalanithi Maran
Chairman &
Managing Director

Sd/-
Kavery Kalanithi
Director

Sd/-
Kalpana Ramamurthy
Company Secretary

Chennai
31st August, 2005

Chennai
31st August, 2005

Sun Direct TV Private Limited

Profit and Loss Account for the year ended March 31, 2005

	Schedule	March 31, 2005	March 31, 2004
Revenues	6	6,163,973	-
Cost of Revenues	7	-	-
Operating Income		6,163,973	-
Expenditure			
Financial Expenses	8	2,114	-
Miscellaneous Expenses	9	12,364,363	-
		12,366,477	-
Profit / (Loss)		(6,202,504)	-
Notes to the financial statements	10		

The schedules referred to above form an integral part of the financial statements

As per the report of even date

Siv, Ram & Raj
Chartered Accountants

For and On Behalf of the Board of Directors

Sd/-	Sd/-	Sd/-	Sd/-
T.Sivasubramanian	**Kalanithi Maran**	**Kavery Kalanithi**	**Kalpana Ramamurthy**
Partner	Chairman & Managing Director	Director	Company Secretary

Chennai
31st August, 2005

Chennai
31st August, 2005

Sun Direct TV Private Limited

Schedules to the Financial Statements

	March 31, 2005	March 31, 2004
1 Share Capital		
Authorized Capital		
200000000 Equity Shares of Rs.10/- each	2,000,000,000	-
Issued, Subscribed and Paid-up Capital		
150000000 Equity Shares of Rs.10/- each	1,500,000,000	-
2 Reserves and Surplus		
General Reserve	-	-
Balance, end of the year	-	-
Accumulated profit	-	-
Balance, end of the year	(6,202,504)	-
Less: Cumulative deferred tax liability of earlier years	-	-
	(6,202,504)	-
3 Current Liabilities & Provisions		
Provision for Income Tax	2,253,863	-
	2,253,863	-
4 Cash and Bank Balances		
Cash on hand	-	-
Cheques on hand	-	-
Bank balances with scheduled banks		
on current accounts	3,872,472	-
on deposit accounts	-	-
	3,872,472	-
5 Loans and Advances		
Loan to Directors	1,489,892,000	-
Tax Deducted at Source	1,288,887	
Advance Tax Paid	1,000,000	-
	1,492,180,887	-

Sun Direct TV Private Limited

Schedules to the Financial Statements

6 Revenues

Interest received on Deposits	6,163,973	-
	6,163,973	-

7 Cost of Revenues

	-	-
	-	-

8 Financial Expenses

Interest on Loan	2,014	-
Bank Charges	100	-
	2,114	-

9 Miscellaneous Expenses

Audit Fees	2,000	-
Miscellaneous Expenses	500	-
Miscellaneous Expenses - Preliminary Expenses written off	10,108,000	-
Income Tax	2,253,863	
	12,364,363	-

Sun Direct TV Private Limited

Schedule annexed to and forming part of the Balance Sheet as at March 31, 2005 and Profit & Loss Account for the period ended March 31, 2005

Schedule 8

Notes to Accounts

1. Significant Accounting Policies

1.1. Basis of preparation

The financial statements are prepared to comply in all material respects with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India and the relevant provisions of the Companies Act, 1956.

The financial statements are prepared under the historical cost convention on an accrual basis.

1.2. Fixed Assets

The Company has been very recently and hence does not have any fixed assets as on March 31, 2005.

1.3. Depreciation

As the Company does not have any fixed assets, the question of providing for depreciation does not arise.

1.4. Revenue Recognition

The Company has not yet commenced its operations and the only revenue received is in the form of interest from fixed deposits.

2. Contingent Liabilities as on March 31, 2005 is Nil.

3. Estimated amounts of Contracts remaining to be executed on Capital Account not provided for as on March 31, 2005 is Nil.

4. This being the first year of operation, the Company has not provided any figures for the previous year.

5. The Company has made a provision for Income Tax amounting to Rs.22,53,863/- for the period ended 31st March 2005.

6. The provisions relating to Deferred Tax does not apply to the Company as at March 31, 2005 as the Company does not have any fixed assets on which depreciation has been provided.

7. The accounts have been provided on accrual basis.

8. Auditors' Remuneration - Audit Fees : Rs.2000/-

9. On the basis of the information available with the Company, which has been relied upon by the Auditors, there are no amounts payable to small-scale industrial undertakings as at March 31, 2005.

10. Information pursuant to Paragraphs 3,4,4A, 4C and 4D of Part II to Schedule VI to the Companies Act, 1956, to the extent either 'nil' or 'not applicable' has not been furnished.

In terms of our report of even date

For Siv, Ram & Raj
Chartered Accountants

Sd/-	Sd/-	Sd/-	Sd/-
T.Sivasubramanian	Kalanithi Maran	Kavery Kalanithi	Kalpana Ramamurthy
Partner	Chairman & Managing Director	Director	Company Secretary

Place : Chennai
Date : 31st August 2005

SUN DIRECT TV PRIVATE LIMITED

PART IV - BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No. 5 5 3 9 8   State Code 1 8 (Refer Code List)

Balance Sheet Date 3 1 (Date) 0 3 (Month) 2 0 0 5 (Year)

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Thousands)

Public Issue	Rights Issue
* * * N I L * * *	* * * N I L * * *
Bonus Issue	**Private Placement**
* * * N I L * * *	* * * * * * * * *

III. POSITION OF MOBILIZATION & DEPLOYMENT OF FUNDS (Amount in Rs. Thousands)

Total Liabilities	Total Assets
* * 1 4 9 6 0 5 1	* * 1 4 9 6 0 5 1

SOURCES OF FUNDS

Paid-up Capital	Reserves & Surplus
* * 1 5 0 0 0 0 0	* * * N I L * * *
Secured Loans	**Unsecured Loans**
* * * N I L * * *	* * * N I L * * *

APPLICATION OF FUNDS

Net Fixed Assets	Investments
* * * N I L * * *	* * * N I L * * *
Net Current Assets	**Misc. Expenditure**
* * 1 4 9 3 7 9 7	* * * N I L * * *
Accumulated Losses	
* * * * * 6 2 0 2	

IV. PERFORMANCE OF COMPANY (Amount in Rs. Thousands)

Turnover	Total Expenditure
* * * * * 6 1 6 4	* * * * 1 2 3 6 6
Profit/(Loss) before tax	**Profit/ Loss after tax**
- - * * * * * 6 2 0 2	- - * * * * * 6 2 0 2

(Please tick (✓) Appropriate Box + for Profit, - for Loss)

Earning per Share in Rs.	Dividend Rate %
* * * N I L *	N I L

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/ SERVICES OF COMPANY
(as per monetary terms)

Item Code No. (ITC Code)	* * * * N A * * * *
Product Description	* * * N O T A P P L I C A B L E * * *
Item Code No. (ITC Code)	* * * * N A * * * *
Product Description	* * * N O T A P P L I C A B L E * * *
Item Code No. (ITC Code)	* * * * N A * * * *
Product Description	* * * N O T A P P L I C A B L E * * *

For SUN DIRECT TV PRIVATE LIMITED

Sd/-
KALANITHI MARAN
Chairman & Managing Director

Sd/-
KAVERY KALANITHI
Director

EXPERTS' OPINION ON THE POLICIES ON FOREIGN INVESTMENTS, TAXATION AND REPATRIATION OF PROFITS OF INDIA AND MAURITIUS ISSUED BY PRICEWATERHOUSECOOPERS TAXATION SERVICES SDN BHD
(Prepared for inclusion in this Circular)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Taxation Services Sdn Bhd
(464731-M)
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 3 2693 1077
Facsimile +60 3 2693 0997
www.pwc.com/my

1 June 2007

The Board of Directors
ASTRO ALL ASIA NETWORKS Plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Gentlemen

EXPERT'S OPINION ON THE POLICIES ON FOREIGN INVESTMENTS, TAXATION AND REPATRIATION OF PROFITS OF SUN DIRECT TV PRIVATE LIMITED AND SOUTH ASIA ENTERTAINMENT HOLDINGS LTD

PROPOSED JOINT VENTURE FOR THE PROVISION OF DIRECT-TO-HOME DIGITAL SATELLITE BROADCAST PAY-TELEVISION SERVICES IN INDIA

We have been requested to provide our opinion and state the current policies on foreign investments, taxation and repatriation of profits from India and Mauritius ("the "Opinion") in connection with the proposed subscription by South Asia Entertainment Holdings Limited ("SAEHL"), a wholly owned subsidiary of Astro All Asia Networks Plc ("AAAN") and incorporated in Mauritius, of shares in Sun Direct TV Private Limited ("Sun Direct").

The Opinion has been prepared based on the laws and policies that are in force in India, Mauritius and Malaysia as at the date of this letter. This Opinion has been prepared for inclusion in the circular to the shareholders of AAAN.

A. OUR UNDERSTANDING

On 5 April 2007, CIMB Investment Bank Berhad ("CIMB") (formerly known as Commerce International Merchant Bankers Berhad) announced on behalf of The Board of AAAN that AAAN via its wholly owned subsidiary, SAEHL, had agreed with Kalanithi Maran and Kavery Kalanithi (collectively, the "Maran Group") to participate in a joint venture for the provision of Direct-to-Home digital satellite broadcast ("DTH") services in India ("Proposed Joint Venture"). The said Proposed Joint Venture will be undertaken via Sun Direct, a company incorporated in India and licensed by the Ministry of Information and Broadcasting, Government of India ("MIB") to operate DTH services in India. In relation thereto, SAEHL will invest up to Rs7,470 million (approximately USD166 million or RM581 million) in Sun Direct over a period of 3 years in accordance with the funding requirements of Sun Direct.

On the same day, CIMB also announced that SAEHL, the Maran Group and Sun Direct had entered into the conditional Share Subscription Agreement ("SSA") and the conditional Shareholders' Agreement ("SHA") in relation to the proposed joint venture.

Under the SSA, SAEHL will subscribe for 69,000,000 new equity shares of Rs10 each in Sun Direct ("Sun Direct Shares"), representing 20% of the enlarged issued and paid-up share capital of Sun Direct for a total cash consideration of Rs5,490 million (USD122 million or RM427 million). In addition, upon equity calls made by Sun Direct in accordance with the SHA, SAEHL will subscribe for such number of new Sun Direct Shares for a cash consideration of up to Rs1,980 million (USD44 million or RM154 million), representing the remainder of the total investment amount by SAEHL in Sun Direct. The new Sun Direct Shares to be subscribed by SAEHL shall be free and clear of all encumbrances and together with all rights, title and interests thereto.

1. Information on SAEHL

SAEHL is a wholly owned subsidiary of AAAN incorporated in Mauritius as a Category 1 Global Business Company ("GBC1").

2. Information on Sun Direct

Sun Direct was incorporated as a private company limited by shares in Chennai (in the State of Tamil Nadu), India on 16 February 2005 under the provisions of the (Indian) Companies Act, 1956 ("ICA"). The present authorised share capital of Sun Direct is Rs2,000,000,000 comprising 200,000,000 Sun Direct Shares. The current issued and paid-up share capital of Sun Direct is Rs1,500,000,000 comprising 150,000,000 Sun Direct Shares.

Sun Direct was granted a license by the MIB to undertake DTH services on 28 August 2006 ("DTH Licence"). On 2 March 2007 and 19 March 2007, approvals were obtained from the Foreign Investment Promotion Board ("FIPB") and the MIB respectively for SAEHL to acquire 20% interest in Sun Direct.

The business of Sun Direct will encompass the building and operation of a DTH satellite platform to provide DTH broadcast services in India in accordance with the terms of the DTH Licence, comprising broadcasting and distribution of digital satellite pay-television services, via Ku-Band or via other permitted means through the distribution of set top boxes to subscribers. Sun Direct may also provide other value added services such as email, home shopping, home banking and interactive services directly to subscriber premises, currently via set top boxes or other permitted television signal receivers.

Sun Direct has yet to commence operations and does not have any subsidiaries and / or associated companies.

Based on the latest audited financial statements of Sun Direct for the financial year ended 31 March 2006, the net assets and net loss after tax of Sun Direct were Rs1,493,401,011 (USD33,186,689 or RM116,153,412) and Rs396,485 (USD8,811 or RM30,838), respectively. Based on the unaudited results for the financial year ended 31 March 2007, the net assets and net loss after tax of Sun Direct were Rs1,490,964,937 (USD33,132,554 or RM115,963,940) and Rs2,436,074 (USD54,135 or RM189,472), respectively. To the extent that loss arose as a result of deductible expenses such as feasibility report, company registration costs, legal charges in relation to the setting up of the company, it would be available for carry forward to the post commencement period. However, the aggregate expenditure cannot exceed 5% of project costs or 5% of capital employed.

Sun Direct is estimated to require funding of approximately Rs30,210 million (USD671 million or RM2,350 million) over a five-year period, which would be satisfied via a combination of equity and debt.

3. Funding

The total investment amount of Rs7,470 million (USD166 million or RM581 million) for the Proposed Joint Venture by SAEHL will be satisfied via debt.

B. POLICIES ON FOREIGN INVESTMENTS, TAXATION AND REPATRIATION OF PROFITS OF INDIA

1. India Foreign Investment Policy

1.1 General Overview

India generally welcomes foreign investments. New investment laws and government regulations eased international trade barriers and allowed for more competition through bringing foreign investment flows into India.

Today, India has one of the most open liberal investment regimes among the emerging economies with a conducive Foreign Direct Investment ("FDI") environment. Macro economic stability, commitment to continued liberalization and the expanding trade and economic linkages provide a congenial climate for companies worldwide to invest in India. In terms of potential, with the large scale investment absorption capacity and with strong economic fundamentals, India offers attractive returns to prospective investors. India has an exhaustive legal framework governing all aspects of business and a well established judiciary. Normal business risks are tempered by the presence of independent courts and a free press. India has abundant available qualified and competent human resource base – fluent in English, with research and development skills, technical training and managerial capabilities.

1.2 Backdrop of the Broadcasting Industry in India

Under the current MIB guidelines, a DTH facility cannot be used for other modes of communication, including voice, fax, data, communication, Internet, etc. unless a specific licence for these value-added services has been obtained from the competent authority.

We assume that Sun Direct has obtained the relevant appropriate licence for its operations.

The MIB introduced the Broadcasting Services Regulation Bill 2006 ("Bill") and its consultation paper on the industry in August 2006. The Bill is a step towards a comprehensive law on broadcasting and to achieve the following:

- To set up the Broadcast Regulatory Authority of India ("BRAI") as a dedicated authority to regulate the broadcasting industry.
- To provide legislative sanctity retroactively to Government guidelines on various regulatory aspects such as television channels, uplinking/downlinking, private FM radio, DTH, etc.
- To replace the Cable Network Regulation Act (through incorporation of relevant provisions of the said Act into the Bill).

- To make enabling provisions on cross ownership between broadcasters and distribution platforms and restrictions on accumulation of interests.

Current Foreign Direct Investment ("FDI") policy regulates investments in the Broadcasting sector and any investment activity in the sector requires prior FIPB approval. In addition, a licence for the provision of DTH services is issued by the MIB. We understand that SAEHL / Sun Direct have obtained these approvals from FIPB and MIB respectively. Specifically, current FDI and DTH policies limit aggregate foreign equity in the DTH sector to 49% of the total equity. Within the foreign equity, the FDI component should not exceed 20%. Please note that 20% is computed with reference to the quantum represented by that proportion of the paid up equity share capital to the total issued equity capital of the Indian promoter Company, held or controlled by the foreign investors through FDI investments.

We would mention that existing DTH policy also requires that broadcasting companies and/or cable network companies should not own more than 20% of the total equity of a DTH services company. Similarly, a DTH services company should not own more than 20% equity share in a broadcasting and/or cable network company. The current shareholding structure of Sun Direct is in compliance with the said policy.

The other DTH services currently available in India are DD Direct Plus, Dish TV and Tata Sky.

2. Foreign Management and Control

As per the MIB guidelines, a DTH services company must have Indian management control with majority representatives on the board as well as the Chief Executive of the company being resident Indians. There is however no restriction on the nationality of the Chief Technology Officer and Chief Financial Officer. The SHA specifically incorporates this condition.

3. Tax and Fiscal Incentives

3.1 On Acquisition

No incentive.

3.2 On Operation – For the Operating Company

There is no tax incentive on profits earned by a DTH service provider.

3.3 On Disposal of shareholding in an Indian Company

Capital gains arising on sale of equity holding in an Indian Company for a company tax resident in Mauritius would be exempt from Indian taxation under the India – Mauritius Tax Treaty.

Exemption is available to a tax resident of India on sale of shares listed in a recognised stock exchange in India and which are held for more than 12 months immediately preceding the date of transfer. The transaction would be subject to Securities Transaction Tax payable by the buyer.

4. Taxes

4.1 Corporate Tax

Tax under Normal Provisions

As and from 1 April 2007, it is proposed that domestic companies are proposed to be taxed at flat rate of 33.99% (i.e. 30% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge) and at 30.90% (i.e. surcharge of 10% on tax shall not be levied) in cases where their taxable income does not exceed Rs10 million. Any amount of unabsorbed losses would be available for carry forward for a period of 8 years.

4.2 Minimum Alternate Tax ("MAT")

With the objective of bringing zero tax companies under the tax net, in the case of domestic companies whose tax payable under normal income tax provisions is less than 10% of book profits, *Minimum Alternate Tax ("MAT")* at 11.33% (10% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge) of book profits is levied and at 10.30% (i.e. surcharge of 10% on tax shall not be levied) in cases where their taxable income does not exceed Rs10 million.

The MAT is creditable against the tax liability arising under the normal provisions in the subsequent seven years to the extent provided in the Regulations.

4.3 Dividend Distribution Tax ("DDT")

Based on the domestic Indian law, inter-company dividends are tax free income to the shareholders, regardless of whether the recipient is a resident or a non-resident. Hence, there is no withholding tax on dividends. However, the company distributing the dividends is liable to pay dividend distribution tax at 16.995% (15% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge) proposed with effect from 1 April, 2007.

DDT is applicable regardless of the shareholding pattern and percentages, resident or non-resident status of the dividend distributing company. Stock dividends are not permissible under the ICA. Bonus shares can however be issued on capitalisation of profits / reserves. It will not be subject to DDT.

4.4 Other Withholding Taxes

Payments of royalties / technical fees / interest to non resident companies are subject to the following withholding tax under the domestic law:

(i) Royalties / Technical Fees – Proposed effective from 1 April, 2007 – 10.558% (10% plus surcharge of 2.5% on tax and education cess of 3% on tax and surcharge)

(ii) Interest - 21.115% (20% plus surcharge of 2.5% on tax and education cess of 3% on tax and surcharge).

(iii) Rent for the use of any machinery, plant or equipment – 10.558% (10% plus surcharge of 2.5% on tax and education cess of 3% on tax and surcharge).

Royalty or fees for technical services shall be deemed to accrue or arise in India if they are payable:

(i) by the Government; or
(ii) by a person who is a resident in India except where the right, property, information or services giving rise to the payment are utilized in a business or profession carried on by him outside India or for the purpose of making or earning income from any source outside India; or
(iii) by a person who is a non-resident of India where the right, property, information or services giving rise to the payment are utilised in a business or profession carried on by him in India or for the purpose of making or earning income from any source in India.

The rules above also apply in case of interest where it is on a debt incurred in relation to a business or profession carried on in India.

It was proposed during the recent Budget 2007 on 28 February 2007 that the above income shall be assessable on the non-resident, regardless of whether the non-resident has a residence or place of business or business connection in India.

India has signed double tax avoidance treaties with 65 countries including US, UK, Mauritius, Malaysia and Singapore and wherever such treaties provide for lower withholding rates, the treaty rates will be applicable.

There are no preferential tax rates in the India – Mauritius Tax Treaty so far as royalty and interest payments are concerned. As such, the domestic tax rate will apply. In the absence of specific provision on technical service fees, it may be treated as business profits.

However, the tax treaty between India and Malaysia provides for a reduced withholding tax rate of 10% in respect of both royalty and interest paid by an Indian enterprise to a Malaysian enterprise.

Payments for royalties, interest and technical or management service fees paid to foreign affiliates are subject to exchange control (please refer below).

4.5 Fringe Benefits Tax ("FBT")

FBT is a tax payable by every employer on the value of fringe benefits:

(i) actually provided, and
(ii) deemed to be provided by him in a fiscal year.

The objective of FBT is to tax such benefits / amenities / facilities / reimbursements claimed as deductible expense by the employer but at the same time claimed as non includible by the employees in their total income due to absence of personal benefit.

The tax rate to be applied on prescribed value base, which ranges from 5% to 50% depending on the types of expenses, is 33.99% (i.e. 30% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge) and at 30.90% (i.e. surcharge of 10% on tax shall not be levied) in cases where their taxable income would not exceed Rs10 million.

FBT provides for levy of tax at 30% (plus applicable surcharge and education cess) on the value of fringe benefits provided to employees other than perquisites on which tax is paid / payable by them.

4.6 Transfer Pricing

Transfer Pricing provisions facilitate computation of reasonable, fair and equitable profits in respect of operations carried on in India by multinational companies. The provisions generally follow the OECD guidelines with the key difference in that the Indian provisions require computation of arm's length price as against internationally accepted norm of arm's length range.

4.7 Service Tax

Service Tax would be levied on the provision of DTH services on gross fee receipts at 12.36% (12% plus education cess of 3%).

Services provided from outside India to a recipient in India may be deemed to be taxable services provided in India and subject to service tax.

4.8 Stamp Tax (Duty)

Stamp duty is levied at various rates on execution of documents such as bills of exchange, promissory notes, insurance policies, share transfer deeds, debentures and conveyances for transfer of immovable property. For shares of an Indian company, the rate is uniform at 0.25% on Share Transfer Value. For other transfers, the rate of tax is not uniform throughout India and will vary from State to State. Significant levy is in relation to execution of conveyance deed for transfer of immovable property. Transfer of shares held in electronic (demat) form does not attract liability.

4.9 State Taxes

Some of the major State taxes are:

i. *Sales Tax*

Sales Tax is levied on the sale of all movable goods in India. Indian regulatory framework has granted power to state legislature to levy sales tax on goods sold within States in India. The levy of sales tax and the rates applicable thereto, therefore varies according to the sales tax law of the relevant state. Where goods are bought and sold by registered dealers, for use as inputs in the manufacture of other goods or certain other activities (such as trading, mining, telecommunication networks), the rate of sales tax is 3%, provided certain procedures are complied with by the purchasing dealer. In the absence of such compliance, the rate of tax would be the applicable Value Added Tax ("VAT") rate in the originating state. Please refer to the VAT section below for additional comments.

ii. *Value Added Tax ("VAT")*

State-level sales tax has been replaced by VAT with effect from 1 April 2005 in a majority of Indian states. In the case of the State of Tamil Nadu, VAT has been introduced with effect from 1 January 2007. Under the VAT regime, the VAT paid on goods purchased from within the state will be eligible for VAT credit. The input VAT credit can be utilized against the VAT / Central Sales Tax payable on the sale of goods. It is thus ensured the cascading effect of taxes is avoided and only the value addition is taxed. The State VAT is charged on uniform tax rates of 4% or 12.5% depending on the type of goods.

Some States also provide for levies such as

(i) *Works Contract Tax* - Tax imposed on the value of goods transferred in the execution of a works contract. Works Contracts are taxable at the rates applicable to the products used in the execution of the Contract. A scheme of compounding is available by which a specified rate of Tax (2% or 4%) depending on the nature of Contract, is levied. There are also provisions for deduction of Sales Tax at source (withholding) casting responsibility on the person who is responsible for payment of money towards execution of the Contract (Awarder of the contract). In the State of Tamil Nadu, the levy of Works contract Tax is governed by the VAT Act.

(ii) *Turnover Tax* - Tax imposed on the value of turnover in excess of a certain limit. This levy has since been withdrawn after the introduction of VAT in the respective States. There is no Turnover Tax in Tamil Nadu.

(iii) *Purchase Tax* - Tax imposed on the value of goods purchased from unregistered dealers. The Purchase Tax so paid, can be off set against the VAT payable in certain States. (as in the case for the State of Tamil Nadu).

(iv) *Octroi duty* - Levied by the local authority, is a tax on entry of goods within a local area for consumption, use or sale therein. At present, there is no levy of Octroi in the State of Tamil Nadu.

(v) *Entry Tax* - Levied by the State Government on entry of goods into the State (including the State of Tamil Nadu).

(vi) *Lease Tax* - Some States levy (as in the case of the State of Tamil Nadu) tax on right to use, which is at the same rate as in VAT.

4.10 <u>Foreign Exchange Control</u>

Exchange control is regulated under the Foreign Exchange Management Act ("FEMA"), 1999.

Reserve Bank of India ("RBI") (India's Central Bank) is the Exchange Control Authority. Foreign exchange transactions are divided into two broad categories – current account transactions and capital account transactions. Transactions that alter the assets or liabilities outside India of a person resident in India or in India, of a person resident outside India have been classified as capital account transactions. All other transactions would be current account transactions.

The Indian Rupee is fully convertible for current account transactions subject to a negative list of transactions that are prohibited / require prior approval. Capital account transactions can be undertaken only to the extent permitted.

Netting off payments for remittances is not permitted and all accruals from overseas have to be repatriated to India.

A foreign-owned Indian company is treated on par with other locally incorporated companies. Accordingly, the exchange control laws and regulations for residents apply to foreign-owned companies as well.

Exchange Control law permit payments on account of interest, technical and management services fee (being in the nature of consultancy fee) up to an amount of USD1 million. Beyond this amount it is possible that the banker may insist on a specific RBI approval.

Overseas payments on account of lump sum and running royalty are subject to an overall limit of USD2 million and a running royalty of 5% on domestic sales and 8% on export sales. Payments up to these limits fall under automatic route and do not require any prior permission of the FIPB / RBI. However, as the formula for computing the running royalty is structured in a manner that only the manufacturing sector is covered, it is possible that a specific FIPB approval may be required in case running royalty is being considered for DTH services. Payments of lump sum fee / running royalty over any above the limits described above would any way require FIPB approval.

5. *Protection of Investment under bilateral treaties*

The Government of India has signed the Bilateral Investment Promotion Agreement and Promotion Agreement with the respective Governments of Malaysia and Mauritius. These said Agreements state that investment from a partner country will be given national treatment (treated on par with Indian companies). The said Agreements also provide for dispute settlement and guarantees against nationalization, and they allow repatriation of returns on investments without undue delay.

Capital invested in India in accordance with the Government of India's Foreign Direct Investment Policy is freely repatriable along with capital appreciation on winding up or on sale, after payment of applicable taxes on them. Limited buy back provisions are available under the ICA.

6. *Declaration of dividends*

Dividend is distributable out of profits only after depreciation is provided and after transferring prescribed percentages of profits not exceeding 10% to statutory free reserves. Besides the above, there are no restrictions on declaration of dividends.

Dividends are freely repatriable after payment of DTT by the Indian Company declaring the dividend.

7. *Repatriation of profits*

Profits of a company can be repatriated only in the form of dividends and share buy backs. However, share buy back provisions are limited under the ICA in that it is subject to restrictions as to the quantum, maintenance of debt equity ratio and guidelines prescribed for this purpose.

8. *Tax Implications on Repatriation of Profits and Capital*

Dividend is tax free income for the shareholders and hence there is no withholding tax on Dividend (as mentioned above).

It is proposed that a company distributing a dividend is liable to pay DTT at 16.995% (15% plus surcharge of 10% on tax and education cess of 3% on tax and surcharge) with effect from 1 April 2007.

Under domestic Indian law, capital gains to a foreign company will be subject to tax at the following rates:

	Tax rate
a. Short Term Capital – being shares held for one year and less before transfer and charged to Securities Transaction Tax	10%
b. Short Term Capital – being shares other than the above	Normal rate – 40%
c. Long Term Capital – being listed shares held for more than one year before transfer and charged to Securities Transaction Tax	Exempt
d. Long Term Capital – being shares other than the above	20%

Surcharge of 2.5% on tax and education cess of 3% on tax and surcharge, as applicable, would also be levied. No surcharge will be levied in case the taxable income does not exceed Rs10 million.

Securities Transaction Tax at 0.025% is applicable on sale of shares transacted through Stock Exchanges in India and is payable by the seller and buyer separately.

There is no tax exemption on long term capital gains in respect of equity investment in companies engaged in the business of provision of DTH services.

Under the provisions of the Indian – Mauritius tax treaty, capital gains arising on the sale of equity holding in an Indian company, for a tax resident of Mauritius would not be taxable in India.

9. Transfer of existing rights and obligations under the shareholders' loans

An arrangement that does not involve a transfer of a capital asset including right over a capital asset will not give rise to an incidence to tax.

10. Payment of Interest and principal on the shareholders' loans

Raising of loans from outside India (External Commercial Borrowings - "ECB") from any internationally recognised source such as banks, financial institutions, export credit agencies, suppliers of equipment, foreign collaborators and foreign equity holders should conform with the prescribed ECB Guidelines including end use rate of interest and tenure of loan. Payment of interest to foreign company will be subject to withholding tax at the rate of 21.115% (20% plus surcharge of 2.5% on tax and education cess of 3% on tax and surcharge).

India has signed Double Tax Avoidance Treaties with 65 countries including US, UK, Mauritius, Malaysia and Singapore and wherever such treaties provide for lower withholding rates, the treaty rates will be applicable.

The India – Mauritius Treaty does not provide for preferential withholding rate for interest except for lending by Government / Government Agency / Bank. However, the India – Malaysia Treaty provides for preferential withholding tax for interest at the rate of 10% paid by an Indian enterprise to a Malaysian enterprise.

There is no tax exemption on interest income on interest earned on finance to companies engaged in the business of provision of DTH services.

11. Tax Exempt Status

11.1 On Acquisition

No incentive.

11.2 On Operation – For the Operating Company

There is no tax incentive on profits earned by a DTH service provider.

C. POLICIES ON FOREIGN INVESTMENTS, TAXATION AND REPATRIATION OF PROFITS OF MAURITIUS

1. Mauritius Foreign Investment Policy

Mauritius generally welcomes foreign investments. New investment laws and government regulations have recently eased international trade barriers and allowed for more competition through bringing foreign investment flows into Mauritius.

Currently, foreign investors can set up holding companies to hold investments in foreign jurisdictions. These companies would be considered as Global Business Companies and would hold either a Category 1 or Category 2 Business Licence.

There is no restriction on foreign ownership of Global Business Companies in Mauritius.

Global Business Companies fall under special tax regimes under which they enjoy certain benefits which are not available to other companies.

2. Category 2 Global Business Companies ("GBC2")

These companies are considered not to be resident in Mauritius for tax treaty purposes. They are therefore not entitled to any protection provided under the tax treaties Mauritius has with other countries. However, they are also not subject to any tax in Mauritius as are any interests, dividends or other distributions paid by them to any person. Moreover, rents, royalties, compensations and other amounts paid by them to non-residents are also exempted from tax.

GBC2 companies are not permitted to carry on any activity of a fiduciary nature, e.g. banking or insurance or the provision of financial services.

GBC2 companies deriving income from foreign countries are taxed normally in those countries in accordance with their domestic tax rules.

3. *Category 1 Global Business Companies ("GBC1")*

These companies may benefit from the provisions of the tax treaties Mauritius has with other countries and income derived from sources in those countries would normally be taxed there at reduced treaty rates. GBC1 companies are liable to tax in Mauritius at a rate of 15%. They are entitled to foreign tax credit on foreign source income (including credit for underlying tax in respect of dividends where shareholding is 5% or more) and may claim the actual foreign tax paid or a presumed tax equivalent to 80% of the Mauritius tax, whichever is higher. A credit may also be claimed for any tax spared by other countries with a view to promoting their economic development. Tax may be calculated on each foreign source income separately taking either the actual foreign tax or the presumed tax as credit against tax payable under each. Further any excess credit generated under one source of income, e.g. dividend income may be offset against the 3% effective tax under another source, e.g. interest income. The effective tax rate in Mauritius on foreign source income will thus not exceed 3% in any case.

Although the Government had announced a few years back that the presumed foreign tax credit will be reduced gradually, nothing has been done to that effect so far. It is expected that the credit will be available for many years to come.

Mauritius does not levy capital gains tax and gains from sale of securities are exempt from income tax. Dividend distributions are exempt from withholding tax or any other tax and so are interest paid to non-residents not carrying out any business in Mauritius.

4. *Taxes*

4.1 Corporate Tax

Corporations are liable to income tax on their net income (chargeable income) currently at a flat rate of 22.5%. This rate will be reduced by 2.5% every year to reach 15% by 2010. Companies operating in sectors designated as priority sectors pay tax at the reduced rate of 15% but this will be phased out by 2010 when a uniform rate of 15% will apply to all companies. Since 1996 Mauritius has adopted a 100% imputation system of taxation whereby any dividend paid by a company is exempt from tax in the hands of the recipient irrespective of whether the latter is a corporation or an individual, a resident or a non-resident.

All corporate bodies incorporated in Mauritius are subject to income tax. This applies to all associations and other registered bodies with the exception of resident partnerships. Foreign corporations carrying on business, or having a place of business, in Mauritius are also liable to income tax.

A corporation resident in Mauritius is subject to tax on its worldwide income. A non-resident corporation is liable to tax on any income having its source in Mauritius, subject to any applicable tax treaty provisions.

A company's taxable profits are usually taken from its profit and loss account and adjusted to take into account any expenses which are not allowed such as book depreciation and entertainment expenses and any income which is exempt e.g. dividends received from resident companies, under the income tax legislation. Gains in relation to dealings in units and securities are not subject to tax under certain conditions, e.g. if the holding period is 6 months or more or if the securities are held as fixed assets.

In computing the chargeable income of a company for tax purposes, all expenses incurred exclusively in the production of income are deductible. Expenditure such as capital expenditure or expenditure of a private or domestic nature are not authorised under the tax legislation. Capital allowances on qualifying assets are also deductible before arriving at the chargeable income.

Losses incurred in a tax year may be set off against other income arising in the same year. Any unrelieved loss may be carried forward to be set off against income to be derived in future years. Carry back of losses is not permitted. To be able to carry forward a loss, the company should be able to demonstrate a 50% continuity of shareholding between the year in which the loss occurred or remained unrelieved and the year of claim. The 50% shareholder continuity test refers to the percentage of shareholding in the company. With the exception of losses attributable to capital allowances which may be carried forward indefinitely, the carry forward of losses is limited to five income years.

Up to the year of assessment 2004/2005 (income year ended on 30 June 2004), tax payable was computed by applying the relevant tax rate to the chargeable income, using the method explained above, and deducting from the amount so obtained any tax credit in respect of foreign taxes paid in accordance with applicable tax treaties or under the domestic income tax law whichever is more favourable.

However as from the year of assessment 2005/2006, companies paying or declaring dividends must also compute what is known as the Alternative Minimum Tax ("AMT") and pay either the tax computed in accordance with the normal rules or the AMT, whichever is higher.

The following steps would be followed to ascertain whether or not AMT is payable:-

(a) Compute book profit by:-

(i) taking the net profit/loss before tax per Income Statement
(ii) adding to it any loss on disposal or revaluation of fixed assets, any loss from sale or revaluation of securities if these were charged to the Income Statement and any expenditure incurred in the production of exempt income and
(iii) deducting from the amount obtained at (ii) above, dividends received from companies resident in Mauritius, profit from disposal or revaluation of fixed assets and profit from sale or revaluation of securities if these were included as income in the Income Statement

(b) Compute 7.5% of amount at (a)(iii) above
(c) Compute 10% of dividends declared/paid
(d) The lower of (b) and (c) represents AMT.

The amount obtained at (d) above should then be compared to the normal tax. The higher of the two amounts will have to be paid as tax.

For AMT purposes, stock dividends are regarded as dividend distribution.

4.2 State development tax

There is no state development tax in Mauritius.

4.3 Withholding tax

New provisions introducing withholding tax were enacted in 2006. These provisions which are already operative apply only to a limited number of payments such as interests, royalties, rent and payment to contractors in the construction sector. Global business companies are not affected by these new provisions.

4.4 Stamp Tax

Stamp duty is payable on registration of certain transactions, for example the transfer of shares, at the rate of MURs5 (approx. USD0.5) per sheet. No stamp duty is payable by GBC1 and GBC2 companies.

4.5 Foreign Exchange Control

There is no Foreign Exchange Control in Mauritius following suspension of the Foreign Exchange Regulations in July 1994.

5. Protection of Investment under bilateral treaties

There is no treaty on the protection of investments with Malaysia.

An Investment Promotion and Protection Agreement was signed between the Governments of Mauritius and India on 4 September 1998 and entered into force on 20 June 2000.

The said agreement is designed to promote and protect investment of investors on a reciprocal basis.

Key elements in the said agreement include provisions for equal and non-discriminatory treatment of investors and their investments, compensation for nationalisation / expropriation, free transfer of capital and returns and recourse to disputes resolution and international arbitration for disputes.

6. Declaration of dividends

The procedure for declaration of dividends is as follows:

- obtain current management accounts of the paying company (if audited account are too old).
- undertake solvency test to ensure company is solvent after payment of dividend
- if solvent, to hold a board meeting and organise for signing of director's certificate for declaration of dividend
- effect payment (if payment is not made immediately after solvency test, an additional solvency test may be required).

7. Repatriation of profits

Since there is no Exchange Control in Mauritius, no approval is needed for the repatriation of profits, dividends and capital gains earned by a foreign investor in Mauritius.

8. Tax implications on repatriation of profits and capital

Dividend distributions by a company resident in Mauritius are exempt from tax. There are also no tax implications on the repatriation of capital.

9. Transfer of existing rights and obligations under the shareholder's loans

Shareholder's loans are normally of a capital nature and any rights and obligations attached to such loans are also of a capital nature from a tax viewpoint. As such there will be no tax implications on the transfer. This applies both to the Mauritius company and its holding company in respect of loans given by them.

However if the tax authorities consider the transfer to constitute a transaction entered into for the avoidance of tax, for example if the loan is transferred with accrued interest on which no tax has been paid, then the tax authorities will make assessments of the tax payable on the undeclared interest together with the appropriate penalty.

10. Payment of interest and principal on the shareholder's loans

The interest receivable by the Mauritius company is taxable in Mauritius at the rate of 15% but the company will be entitled to a credit of the actual foreign tax paid on the interest or a presumed foreign tax credit of 80% of the Mauritius tax. In accordance with the tax treaty between Mauritius and India, interest arising in India is taxed there in accordance with India's domestic law. If the interest income is taxed at the rate of 20% in India, the Indian tax will be sufficient to absorb Mauritius tax.

As regards interest payable to the Mauritius company's shareholder, if any, this will be exempt on the understanding that the shareholder will not be resident and will not be carrying on business in Mauritius.

In case loans are taken by the Mauritius company and in turn lends to its subsidiary, we would advise that a reasonable spread be left to the Mauritius company to avoid queries from the tax authorities and any subsequent adjustment of its chargeable income. There is also no withholding tax regime in Mauritius and payment of interest by the Mauritius company would not attract any withholding tax.

We would advise that though there are no thin capitalisation rules in Mauritius, the tax authorities are empowered to disallow any deduction for interest payable to a company's shareholders if the amounts of the loans advanced by them are in proportion to shares issued to them.

There are no tax implications on the repayment of the loan amount so long as it does not constitute disguised payments of interest due.

11. Other Matters

11.1 Alternative minimum tax ("AMT")

AMT at 7.5% is payable if the normal tax payable is less than the AMT as explained above. Since the normal tax payable for a GBC1 company is by definition the 15% tax before claiming the foreign tax credit or the presumed foreign tax credit and the method of calculating the book profit and the tax profit are practically the same, AMT should in practice not apply to companies regarded as GBC1 companies.

11.2 The residence and substance requirement

To qualify for treaty benefits under the Mauritius/India tax treaty, a GBC1 needs to have a tax residence certificate ("TRC") issued by the Mauritius Revenue Authority. Upon application for a TRC, the following undertakings need to be given to the Mauritius authorities on behalf of GBC1:

- The company shall have at all times at least two local directors of appropriate calibre who can exercise independence of mind and judgment.
- Meetings of the board of directors shall be held, chaired and minuted in Mauritius. Meetings via teleconference are acceptable in practice.
- The company shall at all times keep all its accounting records at its registered office in Mauritius.
- The company shall ensure that all its bank transactions are channelled through a bank account/s in Mauritius.

D. INCOME RECEIVED IN MALAYSIA

Dividend income received by AAAN would be considered as offshore income derived from sources outside Malaysia and therefore exempted from tax when received in Malaysia, based on the provision of Paragraph 28 of Schedule 6 of the Income Tax Act, 1967.

The dividends can be distributed to AAAN's shareholders as exempt dividend and will be exempted accordingly from tax in the hands of shareholders. The exemption on the dividends received by AAAN is up to two tiers.

Similarly, where loans are provided either directly to Sun Direct and / or to SAEHL for onward lending to Sun Direct, any interest income received by AAAN would be tax exempt in Malaysia.

E. CONCLUSION

Based on the above, we are of the opinion that the Proposed Joint Venture would not be hindered by the foreign investment rules which include repatriation of profits in India and Mauritius as well as the tax statutes of India, Mauritius and Malaysia.

Disclaimer

Please note that the relevant rules and policies in India, Mauritius and Malaysia may change at any time. We do not take responsibility in updating the above for subsequent changes in law and policies unless specifically instructed. This opinion has been prepared for the sole reliance and benefit of AAAN and its shareholders for the specific purpose of the Proposed Joint Venture and may not be relied upon by any other person or party for any purpose whatsoever.

Yours faithfully,

Wan Heng Choon
Senior Executive Director

LEGAL OPINION ON THE ENFORCEABILITY OF AGREEMENTS, REPRESENTATIONS AND UNDERTAKINGS GIVEN BY SUN DIRECT AND THE MARAN GROUP UNDER THE RELEVANT LAWS OF INDIA ISSUED BY MESSRS AMARCHAND & MANGALDAS & SURESH A. SHROFF & CO

(Prepared for inclusion in this Circular)

amarchand mangaldas

Ref. 4161 June 5, 2007

To:

Board of Directors,
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia.

Dear Sirs,

Re: Legal Opinion on the Enforceability of the provisions of the Subscription Agreement and Shareholders Agreement

You have sought our opinion in relation to the transactional documents for the investment by South Asia Entertainment Holdings Limited ("**SAEHL**") in Sun Direct TV Private Limited ("**Sun Direct**"), as more particularly described below.

1. <u>Background</u>

1.1 SAEHL has executed the following agreements on April 5, 2007:

(a) a conditional Share Subscription Agreement with Kalanithi Maran, Kavery Kalanithi (collectively, "the Maran Group") and Sun Direct for the subscription by SAEHL of 69,000,000 new equity shares of Sun Direct for a subscription amount of Rs. 5,490,000,000/- (Rupees Five Billion Four Hundred and Ninety Million Only); and

(b) a conditional Shareholders' Agreement with the Maran Group and Sun Direct,

(hereinafter collectively referred to as the "**Transaction Documents**"). SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct are hereinafter collectively referred to as the "**Parties.**"

1.2 We act as Indian legal advisors to SAEHL in relation to the Transaction Documents and this opinion is given on the basis of the executed copies of the Transaction Documents made available to us.

1.3 For the purpose of giving this opinion, we have also examined:

amarchand & mangaldas & suresh a. shroff & co.
advocates & solicitors
amarchand towers, 216, okhla industrial estate, phase-III, new delhi - 110 020
tel. : (91-11) 26920500, 41590700 fax : (91-11) 26924900, 26922900
email : am.delhi@amarchand.com
other offices : mumbai, bangalore, kolkata, hyderabad

(a) a copy of the certificate of incorporation of Sun Direct;

(b) a copy of the memorandum and articles of association of Sun Direct;

(c) the Licence Agreement dated August 28, 2006 executed between Sun Direct and the President of India acting through Director, Ministry of Information and Broadcasting, Government of India;

(d) a copy of the letter from the Ministry of Information and Broadcasting dated March 19, 2007; and

(e) a copy of the letter from the Foreign Investment Promotion Board of India dated March 2, 2007.

(hereinafter collectively referred to as the "**Background Documents**")

1.4 Other than the Transaction Documents and the Background Documents, we have examined no other documents and have undertaken no other searches or enquiries.

2. Opinion

Based on, and subject to, the other provisions of this opinion, we are of the opinion that:

2.1 *Legal Status*

Sun Direct is a private limited company duly incorporated under the Companies Act, 1956.

2.2 *Legal Capacity, Power and authority*

Sun Direct has the legal capacity, power and authority to execute the Transaction Documents and to perform the obligations assumed by it thereunder.

2.3 *Constitutional Documents*

The execution by Sun Direct of the Transaction Documents and the performance by Sun Direct of the obligations thereunder, does not violate or conflict with the memorandum and articles of association of Sun Direct.

2.4 *Valid, binding and enforceable obligations under the Transaction Documents*

The Transaction Documents, including the representations and warranties, constitute valid and binding obligations under Indian law, enforceable against each of the Parties thereto, in accordance with their terms. The Transaction Documents do not contravene or constitute a default under any law or regulation in force in India applicable to the Parties.

2.5 *Public consents and filings*

Save and except with respect to the payment of applicable stamp duties on the Transaction Documents, the effectiveness or admissibility in evidence in India of the Transaction Documents is not dependent on:

(i) any registrations, filings, notarizations, notification or similar actions in India; or

(ii) any consents, authorisations, licences or approvals of general application from governmental judicial or public bodies in India.

2.6 *Choice of Indian Law*

The choice by Sun Direct, Kalanithi Maran and Kavery Maran of Indian law to govern the Transaction Documents is recognized under Indian Law as a valid and binding choice of law by the Indian Parties as per the (Indian) Contract Act, 1872 and prevalent rules of private international law in India.

3. Assumptions

This opinion is based on the following assumptions, as on the date of this opinion:

3.1 *Authenticity, Accuracy and Completeness of Information*

The information provided in each of the Background Documents is complete, true, accurate and up-to-date in all material respects, and is not in conflict with any document or other information which is not publicly known and has not been expressly made known to us in writing.

3.2 *Reliability of Documents; No amendment*

All Background Documents purporting to be copies (including faxes and electronic forms) of originals are complete and conform to originals, all Background Documents submitted to us as originals are authentic and accurate and all signatures are genuine.

The Background Documents have not been rescinded, amended, revoked or superseded and are in full force and effect without modification.

3.3 *No Alteration*

There has been no variation or amendment, either orally or in writing, of any of the provisions of the Transaction Documents.

3.4 *Existence of SAEHL*

SAEHL is a company duly incorporated, registered or organized and validly existing in accordance with all laws applicable to it, duly authorised and, where applicable, licensed to carry on their business activity in the relevant jurisdiction and having a corporate existence, as at the date of the signature of the Transaction Documents and the date hereof.

3.5 *Capacity to Contract*

Each of Kalanithi Maran and Kavery Kalanithi have the capacity to contract and have not been disqualified to contract, as per the Indian Contract Act, 1872.

3.6 *Corporate power and authority*

The signature and performance of the Transaction Documents by the Parties thereto (other than Kalanithi Maran and Kavery Kalanithi) are within their corporate powers and have been duly authorised by all necessary corporate action. The signatories of the Transaction Documents have the capacity and powers to contract or sign the Transaction Documents on behalf of the respective Parties thereto.

3.7 *Consents and filing*

Any formality, consent, filing or clearance, either internal or from any public authority or third party under any applicable laws and regulations and in any jurisdictions, required for the validity, registration and enforceability of the Transaction Documents against the Parties thereto has been validly and unconditionally obtained for the purpose of their entering into the Transaction Documents.

3.8 *Due execution*

The signatories of the Transaction Documents have duly, knowingly and freely executed the Transaction Documents on behalf of the respective Parties thereto.

3.9 *No conflict*

The signature and performance of the Transaction Documents by the Parties thereto do not and will not contravene or constitute a default under (a) the articles of association or equivalent constitutive documents (including, where relevant, the statutes) of any of such Parties (other than Sun Direct), (b) any undertaking applicable to such Parties (including Sun Direct) or its assets, either contractual, administrative, judicial, arbitral or otherwise, or (c) any law or regulation applicable to such Parties (save for Indian law as applicable to the obligations of Sun Direct, Kalanithi Maran and Kavery Kalanithi under the Transaction Documents).

3.10 *No fraud, etc.*

No circumstances exist which would justify the setting aside of the Transaction Documents by reason of fraud, misrepresentation, mistake or undue influence.

3.11 *No specific regime*

The Parties are not subject to any rule, order or other obligation specifically applicable to it, of which we should be aware for the purpose of this opinion, and which has not been expressly made known to us in writing and are not publicly known.

4. Qualifications and Observations

This opinion is subject to the following qualifications:

4.1 *Enforceability*

Insofar as the foregoing opinion relates to the enforceability of the Transaction Documents, such opinions are subject to the reservation that we express no opinion as to the availability under Indian law or before a Indian court of remedies other than those culminating in a judgment for the payment of money. In addition, our opinion as to the enforceability of any agreement relates only to its enforceability in India, and the term "enforceable" refers only to the legal character of the obligations assumed by the relevant Parties, i.e. that such obligations are of a type which Indian law recognizes as enforceable. In any event, the expression "enforceable" as used herein does not mean that the obligations assumed by the Parties to the Transaction Documents will necessarily be enforced by an Indian court in all circumstances in accordance with their terms.

4.2 *Defences*

In the event of an action before an Indian court, claims may become time-barred under the relevant provisions of Indian law or may be or become subject to the defence of breach of contract, set-off or counterclaim. Enforcement may be restricted or become impossible by the rules relating to force majeure or limitation.

4.3 *No Irrevocable Obligations*

Notwithstanding any provision to the contrary, any irrevocable undertaking or obligation which may be stipulated in the Transaction Documents may be freely revoked by any Party to such documents and such revocation may only entitle the Party suffering therefrom to monetary penalties (if expressly stipulated) and/or damages. In particular (but without limiting the generality of the foregoing), powers of attorney may as a general rule be terminated at will at any time notwithstanding that they are expressed to be irrevocable.

4.4 *Review of damages and indemnification amounts*

The validity or enforceability of any indemnification could be limited by application of all or part of the provisions of the (Indian) Contract Act, 1872 pertaining to damages and indemnification in contractual matters. We therefore express no opinion on the application that could be made in India or by Indian courts of an indemnification clause contained in the Transaction Documents or/and on the indemnity that could be awarded to a Party pursuant thereof.

4.5 *Whole agreement and amendments*

A provision of a contract which purports to exclude the effect of prior or subsequent agreements, representations or waivers may be ineffective. In particular, a term of a written agreement may be varied by oral agreement of the parties, notwithstanding that such written agreement requires variations to be made only in writing.

4.6 *Insolvency*

The validity, enforceability, execution and performance of the Transaction Documents may be materially affected by the rules and laws affecting creditors' rights and remedies generally, such as those relating to insolvency, bankruptcy proceedings, or any analogous proceedings or circumstances. This opinion is therefore subject to such rules and laws.

4.7 *Legal basis*

This opinion is given only in relation to Indian law as it is understood at the date of this opinion. Our understanding of Indian law is based on the laws and regulations in force and effect in India, and as applied by the courts of India according to their decisions and orders reported in major legal publications at the date of this opinion. Concerning recent laws and case law, we have conducted such customary investigations as may reasonably be expected of an Indian advocate in the circumstances in which this opinion is being rendered. We have no duty to keep you informed of subsequent developments which might affect this opinion after its date of issue.

4.8 *Foreign laws*

We express no opinion on, and have taken not account of, the laws of any jurisdiction other than India.

4.9 *Matters of fact*

We express no opinion on matters of fact nor have we attempted to determine whether any material fact, including any fact which may have a material effect on the content of our opinion, has been omitted.

4.10 *Limited opinion*

Our opinion is limited to the matters expressly stated in Part 2 in relation to the Transaction Documents and it is not to be extended by implication. In particular, except for the Background Documents, we have not taken into account any other agreement or document, whether referred to therein or not, nor the impact, consequences or interferences that such agreement or document may have on the legality, validity, enforceability or effect of the Transaction Documents. Each statement which has the effect of limiting our opinion is independent of any other such statement and is not to be impliedly restricted by it. Paragraph headings are to be ignored when construing this opinion; in particular, paragraphs inserted under a given heading may also be relevant under other headings.

4.11 *Non-binding*

A certificate, determination, notification, opinion or the like will not be binding on an Indian court or any other governmental or statutory authority which would have to be independently satisfied of the legal provisions and the interpretations thereof in question.

4.12 *Addressees and disclosure*

This opinion is given solely for the benefit of ASTRO ALL ASIA NETWORKS plc ("**AAAN**") for the sole purpose of the transactions contemplated in the Transaction Documents. It may not be relied on by any other person including (without limiting the generality of the foregoing), the shareholders of the AAAN. The delivery of this opinion to AAAN does not create any client-attorney relationship with any other person (including the shareholders of AAAN), our client being only AAAN. AAAN is authorised to disclose this opinion in AAAN's circular to its shareholders and make available this opinion for inspection by its shareholders. Save for the foregoing, this opinion may not be used for any other purposes nor be disclosed, without our prior written consent, to any person other than those persons (such as auditors or regulatory authorities) who, in the ordinary course of business of the AAAN, have access to its papers and records or are entitled by law to see them, and on the basis that those persons will make no further disclosure and in any event, the delivery of this opinion, either by ourselves or otherwise, to any person, including any such person as mentioned above, shall not make any such person a client of our firm, and any such person shall not be deemed to have received legal advice from our firm. In any event, we shall assume no liability whatsoever in relation to any disclosure and/or the content of this opinion towards any person other than AAAN, such person not being entitled to rely upon this opinion.

For Amarchand & Mangaldas & Suresh A. Shroff & Co.
Regards,

(Mr. Shardul S. Shroff)
Managing Partner.

EXPERT'S REPORT IN RELATION TO THE FAIRNESS OF THE TOTAL INVESTMENT AMOUNT ISSUED BY ENAM FINANCIAL CONSULTANTS PRIVATE LIMITED
(Prepared for inclusion in this Circular)

Enam Financial Consultants Pvt. Ltd.

ENAM

1st June 2007

The Board of Directors
ASTRO ALL ASIA NETWORKS plc
3rd Floor, Administration Centre
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

ASTRO ALL ASIA NETWORKS plc ("AAAN" OR "COMPANY")

PROPOSED JOINT VENTURE FOR THE PROVISION OF DIRECT-TO-HOME DIGITAL SATELLITE BROADCAST PAY-TELEVISION SERVICES IN INDIA ("PROPOSED JOINT VENTURE")

Dear Sirs,

AAAN, a public limited company listed on Bursa Malaysia Securities Berhad ("Bursa Securities") has appointed ENAM Financial Consultants Private Limited ("ENAM") to act as financial adviser in connection with the Proposed Joint Venture. AAAN has requested ENAM to issue an opinion in relation to the fairness of the total investment amount to be invested by AAAN for the Proposed Joint Venture (the "Opinion"), strictly from a financial point of view. In addition, AAAN has further requested that the Opinion be included in the Circular to the Shareholders of AAAN to be dated 7 June 2007 pursuant to the requirements of Appendix 10B Part E (7) of Listing Requirements of Bursa Securities ("Listing Requirements") on Contents of Circular to Shareholders in relation to transactions.

The Proposed Joint Venture

On the basis of the information that was provided to us, our understanding of the Proposed Joint Venture is as follows:

- On 5 April 2007, SAEHL entered into a conditional share subscription agreement ("SSA") with Kalanithi Maran and Kavery Kalanithi (collectively, the "Maran Group") and Sun Direct to subscribe for 69,000,000 new equity shares of Rs10 each in Sun Direct ("Sun Direct Shares"), representing 20% of the enlarged issued and paid-up share capital in Sun Direct for a total cash consideration of approximately Rs5,490,000,000 (approximately USD122,000,000* or RM427,000,000*), at a subscription price of Rs79.57 per Sun Direct Share.

- On the same day, AAAN also entered into a conditional shareholders' agreement ("SHA") with the Maran Group and Sun Direct, to regulate the relationship between the parties of the SHA, and in respect of the affairs of, and their dealings with Sun Direct, its operations and management.

- In addition, SAEHL will subscribe for such number of new Sun Direct Shares for a cash consideration of up to Rs1,980,000,000 (approximately USD44,000,000* or RM154,000,000*) upon equity calls made by Sun Direct in accordance with the SHA, such that SAEHL's 20% equity interest in Sun Direct shall be maintained.

801/802, DALAMAL TOWER,
NARIMAN POINT,
MUMBAI - 400 021, INDIA.
TEL.: (91-22) 6638 1800
FAX : (91-22) 2284 6824
EMAIL : enam@vsnl.com

SEBI Merchant Banker Regn. No. :MB/1NM/000006856: AMBI Membership No. : AMBI/020
Regd. Office : 113, Stock Exchange Tower, Dalal Street, Fort, Mumbai - 400 001.

ENAM

* Unless otherwise stated, the following exchange rates have been used:

- USD1.00 : Rs45.00
- USD1.00 : RM3.50

Information

In order to perform our valuation work, we have worked exclusively on the basis of the information provided by Sun Direct ("Information") and certain publicly available information. In the framework of our valuation work, we have not checked or independently verified the authenticity, completeness and/or accuracy of the Information and of the publicly available information and have assumed that it had the characteristics mentioned above (including projections, targets, estimates or forecast in connection with the historic and future performance of Sun Direct) and has relied on such information. Our assignment did not include assessing the Information, nor assessing the assets and liabilities of the companies involved in the Proposed Joint Venture, nor submitting the information, assets or liabilities to an independent appraisal or evaluation of any form. Neither have we checked the tax position of the several entities involved in the Proposed Joint Venture.

In arriving at our Opinion, we have also assumed that all the Information provided to us is true, accurate, not misleading and complete in all respects and that all the information which is relevant to our engagement and has an impact on the valuation on Sun Direct and/or the Opinion has been provided to us and we have acted upon assurances from the management of AAAN that to the extent that the relevant information is known to the management of AAAN to have an impact on the valuation and/or the Opinion, no such relevant information has been omitted or remains undisclosed to us.

Valuation Methods

Based on the Information and the publicly available information, we have performed the valuation on Sun Direct in the context of the Proposed Joint Venture and have compared the results with the total investment amount of Rs7,470,000,000 (approximately USD166,000,000* or RM581,000,000*) to be invested in Sun Direct by AAAN via SAEHL.

We have relied on the Discounted Cash Flow methodology ("DCF.).

DCF

The DCF methodology is based on (a) estimated cash flows of Sun Direct for projection period until 2016 and (b) exit multiple based on perpetual growth model. The said cash flows were discounted at the weighted average cost of capital for the investment, to arrive at the enterprise valuation for Sun Direct. The net debt of Sun Direct, if any, was deducted from the enterprise valuation of Sun Direct to arrive at the equity value (prior to the subscription of the 69,000,000 new Sun Direct Shares by SAEHL) of Sun Direct.

Qualifications

The opinions expressed herein are only valid in the framework of the assignment described in the mandate between us and AAAN. These opinions reflect our judgment as of the date of this letter and are based exclusively on the Information and the publicly available information, the features of the Proposed Joint Venture, the economic and market conditions as of the issue date of this Opinion. Any significant change,

either in the operational information or in the Proposed Joint Venture features as described in the Information and publicly available information, as well as any event which could lead to a revision of our working assumptions, methods etc., set out above, would require a further analysis and could result in this Opinion being revised. It must be recognized that events of which we have no actual to constructive knowledge, and developments subsequent to the date of the Opinion may affect our opinion contained therein and that we have no obligation to provide AAAN with access to additional information or to update or to revise or to reaffirm our opinion set out in this Opinion.

We shall not have responsibility for any or all claims, losses, damages, costs, charges, expenses, actions, demands, proceedings, liabilities or judgments which might be raised, made or expressed to be made, suffered or incurred directly or indirectly, in connection with this Opinion. This disclaimer extends to any statements, opinions or conclusions contained in or any omissions from the Opinion, and any of the written, electronic or oral communications transmitted or otherwise made available to AAAN, and no representation or warranty, expressed or implied is made in respect of any such statements, opinions or conclusions contained in or any omissions from the Opinion.

This Opinion is not in any way a recommendation to the Board of Directors of AAAN (or any of its subsidiaries), to approve or to reject all or part of the Proposed Joint Venture, the assessment of which also requires that other criteria and information be taken into account than that referred to herein. This Opinion is not intended to form the basis of any investment decision by AAAN and does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate the Proposed Joint Venture. AAAN should conduct and will be solely responsible for its own investigations including due diligence, evaluation and analysis of the Propose Joint Venture. The decision whether to complete the Proposed Joint Venture or not will in any event be the exclusive responsibility of the Board of Directors and, if any, shareholders of AAAN as well as of the companies and parties involved in the Proposed Joint Venture, which should carry out their own independent analysis of whether it would be appropriate to complete the Proposed Joint Venture or not.

In arriving at the valuation range set out in this Opinion, we are not expressing any opinion on the commercial merits of the Proposed Joint Venture, nor are we providing any opinion, expressed or implied, as to the future trading price of AAAN following the Proposed Joint Venture. AAAN and its shareholders should not construe this Opinion as a recommendation by us in favour or otherwise of the Proposed Joint Venture or as to how AAAN and/or its shareholders should act or exercise any voting rights with respect to the Proposed Joint Venture, or as to any other matters relating to the Proposed Joint Venture.

This Opinion is addressed strictly to the Board of Directors of AAAN and has also been provided for the purpose of fulfilling the Listing Requirements and accordingly this Opinion may not be used or relied upon in any other connection or by, and is not intended to confer any benefit on, any other person (including without limitation any of the AAAN's shareholders or employees or any of its directors as individuals) without our prior written consent. No part of this Opinion may be quoted, referred to or otherwise disclosed in any public document nor may any public reference to us be made, without our prior written consent unless expressly required by laws, rules or regulations. In addition, no public announcement or communication concerning this Opinion may be made without our prior written consent. The above restriction does not apply to the inclusion of this Opinion in the Circular to Shareholders of AAAN for the Proposed Joint Venture and the Opinion being made available for inspection at the registered office of AAAN for the requisite period under the listing requirements of Bursa Securities.

This Opinion is only valid if the Proposed Joint Venture is completed in the way it is described in this letter.

ENAM

Disclosure

It should be noted that we and/or our affiliates may have provided and/or intend to provide investment banking services to any other entity involved in or affected by the Proposed Joint Venture, for which we (and/or any of our affiliates) have received, is about to receive and expects to receive revenues, fees and commissions. In addition, as a financial services provider, we and/or any of our affiliates may have in the past or may in the future, for their own account or on behalf of their clients, dealt or may deal in the securities of AAAN or other listed companies affected by the Proposed Joint Venture or in securities of their listed subsidiaries (if any).

Our financial services include investment banking, corporate advisory, equity and debt capital market services. Our recent awards include "Best Domestic Equity House 2006" by Asia Money and "Best Domestic Equity House 2006" by Finance Asia.

Opinion

Based on the Information and the publicly available information, assumptions, valuation methods and the features of the Proposed Joint Venture set out above, we have arrived at a total equity valuation range (prior to the subscription of the 69,000,000 new Sun Direct Shares by SAEHL) of Sun Direct of USD770.17 million to USD897.70 million.

In relation thereto, we are of the view that, as at the date of the Opinion, the total investment amount to be invested by AAAN via SAEHL in Sun Direct pursuant to the Proposed Joint Venture is fair from a financial point of view of AAAN.

Yours faithfully,
For and on behalf of
ENAM FINANCIAL CONSULTANTS PRIVATE LIMITED

Authorized Signatory

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by our Directors who collectively and individually accept full responsibility for the accuracy of the information contained herein. Our Directors confirm that, after making all enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. WRITTEN CONSENT AND DECLARATION OF CONFLICT OF INTEREST

The written consent of CIMB to the inclusion in this Circular of its name and all references thereto in the form and context in which it so appears have been obtained and have not subsequently been withdrawn.

The written consents of PricewaterhouseCoopers Taxation Services Sdn Bhd, Amarchand & Mangaldas & Suresh A. Shroff & Co, and Enam Financial Consultants Private Limited to the inclusion in this Circular of their respective names, letters and reports (where applicable) and all references thereto in the form and context in which they so appear, have been obtained and have not subsequently been withdrawn.

In addition to the above, CIMB, PricewaterhouseCoopers Taxation Services Sdn Bhd, Amarchand & Mangaldas & Suresh A. Shroff & Co, and Enam Financial Consultants Private Limited are of the opinion that there is no conflict of interest situation which exists or is likely to exist, from their respective roles as the adviser and/or expert in relation to the Proposed Joint Venture.

3. MATERIAL LITIGATION, CLAIMS OR ARBITRATION

3.1 Our Group

As at 15 May 2007, neither our Company nor any of our subsidiaries are involved in any litigation, claims or arbitration, either as plaintiff or defendant, which are or may be material, and our Directors do not have any knowledge of any proceedings pending or threatened against our Company or any of our subsidiaries, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of our Group.

3.2 Sun Direct

As at 15 May 2007, Sun Direct is not involved in any litigation, claims or arbitration, either as plaintiff or defendant, which are or may be material, and we do not have any knowledge of any proceedings pending or threatened against Sun Direct, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of Sun Direct.

4. MATERIAL CONTRACTS

4.1 Our Group

Save for the SSA, SHA, and as disclosed below, there are no contracts which are or may be material, not being contracts entered into in the ordinary course of business, which have been entered into by our Group during the 2 years preceding the date of this Circular.

(i) Pursuant to a conditional subscription and shareholders' agreement dated 11 March 2005, our Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in a joint venture to provide multi-channel digital satellite pay-television and multimedia services in Indonesia, via PTDV. This agreement has since been allowed to lapse and the said parties are currently in discussions to restructure and finalise the completion of the said joint venture.

(ii) A Shareholders' Agreement was entered into on 25 August 2004 between MBNS Multimedia Technologies Sdn Bhd ("MMT"), Advanced Wireless Technologies Sdn Bhd ("AWT"), and Maxis Communications Berhad pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares representing 25% of the enlarged issued and paid-up share capital of AWT ("AWT Shareholders' Agreement").

Pursuant to the AWT Shareholders' Agreement, MMT and AWT entered into a shareholder's loan agreement on 24 November 2005 ("Shareholder's Loan Agreement") wherein MMT agreed to contribute to the funding requirements of AWT in proportion to MMT's 25% shareholding in AWT. Under the Shareholder's Loan Agreement, a loan amounting to RM24,166,666 was granted to AWT for a term of 5 years for AWT to repay in part existing loans of RM97,499,998 granted by Maxis Communications Berhad to AWT.

4.2 Sun Direct

Save for the SSA and the SHA, there are no contracts which are or may be material, not being contracts entered into in the ordinary course of business, which have been entered into by Sun Direct during the 2 years preceding the date of this Circular.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the Malaysian registered office of our Company at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia between 9:00 a.m. to 5:30 p.m. on Monday to Friday (except public holidays) from the date of this Circular up to and including the date of our EGM:

(i) Memorandum and Articles of Association of our Company and Sun Direct;

(ii) Audited consolidated financial statements of our Company for the past 2 financial years ended 31 January 2007;

(iii) Audited financial statements of Sun Direct for the past 2 financial years ended 31 March 2006 as set out in Appendix II and the latest unaudited financial statements of Sun Direct for the financial year ended 31 March 2007;

(iv) Experts' opinion on the policies on foreign investments, taxation and repatriation of profits of India and Mauritius dated 1 June 2007 as set out in Appendix III;

(v) Legal opinion on the enforceability of agreements, representations and undertakings given by Sun Direct and the Maran Group under the relevant laws of India dated 5 June 2007 as set out in Appendix IV;

(vi) Expert's report in relation to the fairness of the total investment amount dated 1 June 2007 as set out in Appendix V;

(vii) Letters of consent referred to in Section 2 of this Appendix; and

(viii) Material contracts referred to in Section 4 of this Appendix.

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ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc will be held on Monday, 25 June 2007 at 10:00 a.m. at the Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1

Proposed investment of up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) by ASTRO ALL ASIA NETWORKS plc ("Company"), through South Asia Entertainment Holdings Limited, its wholly-owned subsidiary and/or the subsidiaries or nominees of the Company, in Sun Direct TV Private Limited ("Proposed Investment")

"**THAT** approval be and is hereby given to the Company, through South Asia Entertainment Holdings Limited ("SAEHL"), its wholly-owned subsidiary and/or subsidiaries or nominees of the Company, to invest up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in Sun Direct TV Private Limited ("Sun Direct"), upon the terms and conditions of the conditional share subscription agreement and the conditional shareholders agreement entered into between SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct, both dated 5 April 2007, the salient terms of which are set out in Sections 2.1 and 2.2 of the Circular to Shareholders dated 7 June 2007;

AND THAT the Directors of the Company be and are hereby authorised:

(i) to assent to any condition, modification, variation and/or amendment which is in the best interests of the Company;

(ii) to approve or enter into such other agreements, documents and arrangements as they may deem necessary, appropriate and/or desirable and to submit all relevant applications to the relevant authorities and to any third parties;

(iii) to approve or enter into such agreements or to execute such documents as may be required or expedient; and

(iv) to take all such actions and do all such acts, deeds and things as are necessary, expedient or appropriate, in the best interest of the Company,

to implement, finalise, complete and give full effect to the Proposed Investment and to discharge the obligations of the Company and/or SAEHL and/or the subsidiaries or nominees of the Company under all agreements entered into."

ORDINARY RESOLUTION 2

Proposed provision of financial assistance of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) to Sun Direct TV Private Limited by ASTRO ALL ASIA NETWORKS plc ("Company"), through South Asia Entertainment Holdings Limited, its wholly-owned subsidiary and/or subsidiaries of the Company ("Proposed Financial Assistance")

"**THAT** subject to the passing of Ordinary Resolution 1 and the approvals being obtained from all relevant authorities/parties, approval be and is hereby given to the Company, through South Asia Entertainment Holdings Limited ("SAEHL"), its wholly-owned subsidiary and/or subsidiaries of the Company, to provide financial assistance (including but not limited to lending or advancing of any money to Sun Direct TV Private Limited ("Sun Direct") and/or the provision of any guarantees, indemnities, performance bonds or the provision of any collateral for debt) of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) in favour of third parties, pursuant to the conditional shareholders agreement entered into between SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct on 5 April 2007, the salient terms of which are set out in Section 2.2 of the Circular to Shareholders dated 7 June 2007;

AND THAT the Directors of the Company be and are hereby authorised:

(i) to assent to any condition, modification, variation and/or amendment which is in the best interests of the Company;

(ii) to approve or enter into such other agreements, documents and arrangements as they may deem necessary, appropriate and/or desirable and to submit all relevant applications to the relevant authorities and to any third parties;

(iii) to approve or enter into such agreements or to execute such documents as may be required or expedient; and

(iv) to take all such actions and do all such acts, deeds and things as are necessary, expedient or appropriate, in the best interest of the Company,

to implement, finalise, complete and give full effect to the Proposed Financial Assistance and to discharge the obligations of the Company and/or SAEHL and/or the subsidiaries of the Company under all agreements entered into."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

7 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

FORM OF PROXY

Number of shares held	

I/We, ______________________________ NRIC/Passport/Company No. __________
(FULL NAME OF MEMBER APPOINTING PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

hereby appoint ______________________________ NRIC/Passport No. __________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

and/or ______________________________ NRIC/Passport No. __________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Monday, 25 June 2007 at 10:00 a.m. at the Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof.

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Please indicate how you may wish to cast your votes by inserting a "✓" in the space provided.

Resolution	For	Against
Ordinary Resolution 1		
Ordinary Resolution 2		

Dated this _____ day of __________ 2007.

____
Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

____
Signature of Member(s)

Notes:

1. *A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.*
2. *A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.*
3. *A proxy may vote on a show of hands and on a poll.*
4. *If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.*
5. *An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.*
6. *To be valid, this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than 24 hours before the time appointed for the taking of the poll.*
7. *The lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

THE SHARE REGISTRAR OF
ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

1st fold here

Annexure A
1.0 Statutory documents (21.09.2006 – 26.09.2007)

File No.
082-34815

TM

ASTRO ALL ASIA NETWORKS plc

Rule 12g3-2(b) Exemption Application

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			21,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1437 British Pounds.

Malaysian RM3.65 = 0.5245 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	21,200
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 SEPTEMBER 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1430 British Pounds.

Malaysian RM3.65 = 0.5220 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 7,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 25 September 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1430 British Pounds.

Malaysian RM4.70 = 0.6721 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	6,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 September 2006

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	09	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1434 British Pounds.

Malaysian RM3.65 = 0.5234 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	7,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28 SEPTEMBER 2006

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			17,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1449 British Pounds.

Malaysian RM3.65 = 0.5289 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	17,400
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 OCTOBER 2006

** A director / ~~secretary / administrator / a~~dministrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	09	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			18,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM3.65 = 0.5285 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	18,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 October 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM3.96 = 0.5734 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 OCTOBER 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM4.70 = 0.6806 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	5,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 October 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM3.65 = 0.5322 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 6,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Valentini Doddridge Date 12 OCTOBER 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			21,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which ~~the shares were allotted~~
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 ~~British Pounds~~.

Malaysian RM3.65 = 0.5344 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	21,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16 October 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			28,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM3.65 = 0.5285 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	28,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 OCTOBER 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			14,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM3.65 = 0.5285 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	14,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 October 2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1448 British Pounds.

Malaysian RM3.96 = 0.5734 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 OCTOBER 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	10	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			67,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1445 British Pounds.

Malaysian RM3.65 = 0.5274 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	67,200
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 OCTOBER 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 3	1 1	0 0 6			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1434 British Pounds.

Malaysian RM3.65 = 0.5234 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 10,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed LNx Kelvinui Noderick Date 3 November 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			157,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM3.65 = 0.5252 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	157,400
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed W.K. [signature] Date 7 November 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM4.70 = 0.6763 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 November 2006

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			115,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM3.65 = 0.5252 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 115,200
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10 November 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			307,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1438 British Pounds.

Malaysian RM3.65 = 0.5249 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	307,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13 November 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			274,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1449 British Pounds.

Malaysian RM3.65 = 0.5289 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	274,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 November 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1449 British Pounds.

Malaysian RM3.96 = 0.5738 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	1,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 November 2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1449 British Pounds.

Malaysian RM4.10 = 0.65941 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 NOVEMBER 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	22	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			150,100
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1442 British Pounds.

Malaysian RM3.65 = 0.5263 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	22,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 November 2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			22,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1442 British Pounds.

Malaysian RM4.70 = 0.6777 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	150,100
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 22 NOVEMBER 2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	23	
Month	11	
Year	006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			267,100
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM3.65 = 0.5238 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 267,100
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 NOVEMBER 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM3.96 = 0.5683 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	2,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 November 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			700
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds. Malaysian RM4.59 = 0.6587 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	700
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 November 2006

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			21,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.70 = 0.6745 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	21,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 November 2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			263,100
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1418 British Pounds.

Malaysian RM3.65 = 0.5176 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	263,100
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28 November 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1418 British Pounds.

Malaysian RM3.96 = 0.5615 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Bursa Malaysia Depository Nominees Sdn. Bhd		
Address 6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 28 November 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1418 British Pounds.

Malaysian RM4.75 = 0.6736 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 November 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	28	11	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1418 British Pounds.

Malaysian RM4.70 = 0.6665 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	9,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28 NOVEMBER 2006

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			173,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1419 British Pounds.

Malaysian RM3.65 = 0.5179 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	173,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1 December 2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01 / 12 / 006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1419 British Pounds.

Malaysian RM4.10 = 0.5818 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,200
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1 December 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01 12 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			13,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1419 British Pounds.

Malaysian RM4.70 = 0.6769 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	13,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1 DECEMBER 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			303,500
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM3.65 = 0.5147 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	303,500
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM3.96 = 0.5584 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	2,300
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM4.75 = 0.6698 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	1,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/2006

** A director ~~/ secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM4.10 = 0.5781 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	7,300
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Kalthum Wadarajah Date 6/12/2006

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM5.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM5.13 = 0.7233 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			23,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM4.70 = 0.6627 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	23,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM4.76 = 0.6712 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	12	006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM5.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1410 British Pounds.

Malaysian RM5.13 = 0.7233 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/2006

** A director / ~~secretary~~ / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			158,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM3.65 = 0.5252 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	158,200
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/12/2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

AMENDING

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP025

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 11 Month 12 Year 2006	To: Day Month Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			40,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM4.70 = 0.6763 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	40,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/12/2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	12 / 12 / 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			230,800
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1436 British Pounds.

Malaysian RM3.65 = 0.5241 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	230,800
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1436 British Pounds.

Malaysian RM4.75 = 0.6821 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

AMENDING.

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1436 British Pounds.

Malaysian RM4.10 = 0.5888 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	2,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

AMENDING

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			23,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1436 British Pounds.

Malaysian RM4.70 = 0.6749 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	23,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1436 British Pounds.

Malaysian RM4.76 = 0.6835 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/12/2006

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	15	12	2006
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			157,700
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM3.65 = 0.5238 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	157,700
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/2006

** A director / ~~secretary / administrator / administrat~~ive receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15 / 12 / 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.75 = 0.6816 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	6,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.10 = 0.5884 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.59 = 0.6587 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			26,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.70 = 0.6745 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	26,400
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/2006

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.76 = 0.6831 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	4,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/2006

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number
DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1435 British Pounds.

Malaysian RM4.80 = 0.6888 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,600
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19 / 12 / 2006	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			192,900
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM3.65 = 0.5252 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	192,900
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM4.70 = 0.6763 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	7,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1439 British Pounds.

Malaysian RM4.80 = 0.6907 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	3,300
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM

www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pound.

Malaysian RM 4.80 per share = 0.6874 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 Dec 2006

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pound.

Malaysian RM 4.76 per share = 0.6816 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	8,100
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

AMENDING

LFM

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pound.

Malaysian RM 4.59 per share = 0.6573 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,300
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 Dec 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pound.

Malaysian RM 4.75 per share = 0.6802 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 21 Dec 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

AMENDING

LFM

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pound.

Malaysian RM3.96 per share = 0.5671 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	3,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Zaharin Vadaszich   Date 21 Dec 2006

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~   ** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number   DX exchange

713341

AMENDING

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			159,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1432 British Pound.

Malaysian RM3.65 per share = 0.5227 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	159,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *[signature]* Date 21 Dec 2006

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			142,500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pound.

Malaysian RM3.65 per share = 0.5267 per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 142,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/12/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	27	12	2006			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pound.

Malaysian RM 4.70 per share = 0.6782 per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	6,600
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/12/2006

** A director / ~~secretary / administrator / administ~~rative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			154,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1440 British Pounds.

Malaysian RM3.65 = 0.5256 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	154,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 January 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1440 British Pounds.

Malaysian RM3.96 = 0.5702 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 January 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1440 British Pounds.

Malaysian RM4.59 = 0.6610 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	3,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed P Zaleuhun Ncdarbijah   Date 3 January 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number   DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1440 British Pounds.

Malaysian RM4.70 = 0.6768 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	16,600
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 January 2007

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1440 British Pounds.

Malaysian RM4.76 = 0.6854 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3 January 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1440 British Pounds.

Malaysian RM4.80 = 0.6912 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 January 2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			23,500
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1456 British Pounds.

Malaysian RM3.65 = 0.5314 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	23,500
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 JANUARY 2007

** A director ~~/ secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1456 British Pounds.

Malaysian RM3.96 = 0.5766 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 4 JANUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1456 British Pounds.

Malaysian RM4.75 = 0.6916 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 4 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1456 British Pounds.

Malaysian RM4.70 = 0.6843 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 JANUARY 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			99,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1463 British Pounds.

Malaysian RM3.65 = 0.5340 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 99,200
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 January 2007

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1463 British Pounds.

Malaysian RM3.96 = 0.5793 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	3,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Faleburn Dodarich Date 9 JANUARY 2007

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			27,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1463 British Pounds.

Malaysian RM4.70 = 0.6876 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	27,200
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			108,800
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM3.65 = 0.5307 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	108,800
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/01/07

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM3.96 = 0.5758 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	4,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/01/07

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.75 = 0.6907 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	1,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/01/07

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.59 = 0.6674 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/01/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	15	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			17,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.70 = 0.6834 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	17,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/01/07

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.76 = 0.5340 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	1,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/01/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			75,500
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM3.65 = 0.5307 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 75,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Valerian Nadaraja Date 16 JANUARY 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM3.96 = 0.5758 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	1,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.59 = 0.6674 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 JANUARY 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	16	
Month	01	
Year	2007	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.70 = 0.6834 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 JANUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.76 = 0.5340 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 January 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	16	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1454 British Pounds.

Malaysian RM4.80 = 0.6979 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	3,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			103,900
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pounds.

Malaysian RM3.65 = 0.5278 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	103,900
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 JANUARY 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			19,500
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pounds.

Malaysian RM4.70 = 0.6796 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	19,500
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 JANUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pounds.

Malaysian RM4.80 = 0.6941 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 JANUARY 2007

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			182,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pounds.

Malaysian RM3.65 = 0.5267 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	182,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pounds.

Malaysian RM4.59 = 0.6623 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,400
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 23 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pounds.

Malaysian RM4.70 = 0.6782 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	8,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 January 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM5.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pounds.

Malaysian RM5.13 = 0.7403 pence per share.

Companies House receipt date, barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,200
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1443 British Pounds.

Malaysian RM4.76 = 0.6869 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	1,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 JANUARY 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			87,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1451 British Pounds.

Malaysian RM3.65 = 0.5296 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	87,400
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [illegible] Date 26 JANUARY 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			12,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1451 British Pounds.

Malaysian RM4.70 = 0.6820 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	12,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26 JANUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1451 British Pounds.

Malaysian RM4.76 = 0.6907 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	8,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 JANUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			58,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1456 British Pounds.

Malaysian RM3.65 = 0.5314 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	58,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30 JANUARY 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	01	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			22,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1456 British Pounds.

Malaysian RM4.70 = 0.6843 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	22,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 30 JANUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

3·

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

	Day	Month	Year
Date of termination of appointment	0 1	0 2	2 0 0 7

as director ✓   as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr.   *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Poh Ching

Surname: Tan

	Day	Month	Year
†Date of Birth	0 1	0 5	1 9 4 7

A serving director, secretary etc must sign the form below.

Signed ______ **Date** 2 February 2007.

(** ~~serving~~ director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street, London E14 5JJ
Tel 020 7006 4534
DX number   DX exchange

[redacted]

LD4 *LC6UXN1J* 337
COMPANIES HOUSE 13/02/2007

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	02	2007
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			8,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1452 British Pounds.

Malaysian RM4.70 = 0.6824 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	8,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2 February 2007

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	02	2007
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			60,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1452 British Pounds.

Malaysian RM3.65 = 0.53 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	60,400
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 2 FEBRUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			54,500
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1453 British Pounds.

Malaysian RM3.65 = 0.5303 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	54,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 FEBRUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1453 British Pounds.

Malaysian RM3.96 = 0.5754 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	1,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 FEBRUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	07	
Month	02	
Year	2007	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			17,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf.

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1453 British Pounds.

Malaysian RM4.70 = 0.6829 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 17,600
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 February 2007

** A director / ~~secretary / administrator / administ~~rative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.40*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1453 British Pounds.

Malaysian RM4.40 = 0.6393 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	4,600
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 FEBRUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

AMENDING.

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	08	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1455 British Pounds.

Malaysian RM3.65 = 0.5311 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

7MEN1ON14

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	6,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 FEBRUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			43,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1465 British Pounds.

Malaysian RM3.65 = 0.5347 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 43,400
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 FEBRUARY 2007

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	12	02	2007
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1465 British Pounds.

Malaysian RM4.70 = 0.6886 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 February 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15 02 2007	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			71,800
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM3.65 = 0.5322 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd		
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	71,800
UK Postcode		
Name(s)		
Address		
UK Postcode		
Name(s)		
Address		
UK Postcode		
Name(s)		
Address		
UK Postcode		
Name(s)		
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [illegible] Date 16 February 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM3.96 = 0.5774 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	7,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 FEBRUARY 2007

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM4.10 = 0.5978 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 February 2007

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			12,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM4.70 = 0.6853 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	12,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 16 February 2007

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.80*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM4.80 = 0.6998 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2,300
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 FEBRUARY 2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.40*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1458 British Pounds.

Malaysian RM4.40 = 0.6415 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 February 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / ~~receiver manager~~ / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			9,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 British Pounds.

Malaysian RM3.65 = 0.5344 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	9,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 FEBRUARY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 British Pounds.

Malaysian RM4.75 = 0.6954 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Valentina Dadzhiyah   Date 21 FEBRUARY 2007

** A director / secretary ~~/ administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number   DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			12,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 British Pounds.

Malaysian RM4.70 = 0.6881 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	12,600
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 February 2007

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 British Pounds.

Malaysian RM4.76 = 0.6969 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	3,300
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 February 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

BLUEPRINT OneWorld

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number: 4841085

Company Name in full: ASTRO ALL ASIA NETWORKS plc

Date of this return
The information in this return is made up to

Day	Month	Year
3 1	0 1	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office
Show here the address **at the date of this return.**

10 Upper Bank Street

Any change of registered office must be notified on form 287.

Post town: London

County / Region:

UK Postcode: E14 5JJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7487

If the code number cannot be determined, give a brief description of principal activity.

Investment Holding and Provision of Management Services

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Company type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title: Ms.

Forename(s): Lakshmi

Surname: Nadarajah

Address ††: No. 17, Jalan 12/19

Post town: Petaling Jaya 46200

County / Region: Selangor Darul Ehsan | UK Postcode

Country: Malaysia

Company No 4841085

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr.
Date of birth (Day Month Year)	14 10 1948
Forename(s)	Kwai Yoong
Surname	Chin
Address †† ☐	3690, Jalan Ukay 2
Post town	Ampang 68000
County / Region	Selangor Darul Ehsan
UK Postcode	
Country	Malaysia
Nationality	Malaysian
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr.
Date of birth (Day Month Year)	02 12 1954
Forename(s)	Bernard Anthony
Surname	Cragg
Address †† ☐	30 Claremont Park, Finchley
Post town	London
County / Region	
UK Postcode	N3 1TH
Country	United Kingdom
Nationality	British
Business occupation	Accountant

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr.
Date of birth (Day Month Year)	01 10 1951
Forename(s)	Augustus Ralph
Surname	Marshall
Address †† ☐	No. 2, Lorong Lembah Tunku, Bukit Tunku
Post town	Kuala Lumpur 50480
County / Region	Federal Territory
UK Postcode	
Country	Malaysia
Nationality	Malaysian
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Dato'
Date of birth (Day Month Year)	09 05 1944
Forename(s)	Haji Badri, Haji
Surname	Masri
Address †† ☐	No. 6 Jalan SS5B/5, Kelana Jaya
Post town	Petaling Jaya 47301
County / Region	Selangor Darul Ehsan
UK Postcode	
Country	Malaysia
Nationality	Malaysian
Business occupation	Company Director

Company No 4841085

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Dato'
Date of birth (Day Month Year)	07 05 1956
Forename(s)	Mohamed Khadar,
Surname	Merican
Address †† ☐	No. 1, Elitis Gapura Senja Valencia, Sungai Buloh
Post town	Sungai Buloh 47000
County / Region	Selangor Darul Ehsan
UK Postcode	
Country	Malaysia
Nationality	Malaysian
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	01 05 1947
Forename(s)	Poh Ching,
Surname	Tan
Address †† ☐	99 Jalan Limau Purut, Taman Bandaraya
Post town	Kuala Lumpur 59000
County / Region	Federal Territory
UK Postcode	
Country	Malaysia
Nationality	Malaysian
Business occupation	Company Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	1,932,776,161	£193,277,616.10
Totals	1,932,776,161	£193,277,616.10

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 27/07/07

† a director / ~~secretary~~

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited, 10 Upper Bank Street, London, E14 5JJ, England

Tel: 020 7006 1000
Fax: 020 7006 5555

DX number 606 DX exchange London

BLUEPRINT

BLUEPRINT OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010 **Company Number** 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor , Exchange Square , Bukit Kewangan, Kuala Lumpur 50200, Malaysia UK postcode	£0.10 Ordinary Shares Held 1,932,776,161		
Name Address UK postcode			
Name Address UK postcode			

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,700
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1461 British Pounds.

Malaysian RM3.65 = 0.5333 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	16,700
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27 FEBRUARY 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,500
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1461 British Pounds.

Malaysian RM3.96 = 0.5786 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	3,500
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 February 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	02	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1461 British Pounds.

Malaysian RM4.70 = 0.6867 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 February 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds. Malaysian RM3.65 = 0.5384 pence per share.

Companies House receipt date. barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	6,400
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 MARCH 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM3.96 = 0.5841 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	5,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 MARCH 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM4.10 = 0.6048 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,200
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5 MARCH 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	05	03	2007
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM4.70 = 0.6933 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	10,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 MARCH 2007

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	05	03	2007
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM4.76 = 0.7021 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd		
Address: 6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	3,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 MARCH 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM5.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM5.13 = 0.7567 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 MARCH 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 3.65 per share = per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (*list joint allottees as one shareholder*)	**Shares and share class allotted**	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 16,400
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date - 8 MAR 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 3.96 per share = per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	2,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 MAR 2007

** A director / secretary / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)						

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 4.75 per share = per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date - 8 MAR 2007

** A ~~director / secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM 4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 4.59 per share = per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date - 8 MAR 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)						

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 4.70 per share = per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	10,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date - 8 MAR 2007

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 4.76 per share = per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

713341

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 2,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date - 8 MAR 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)		

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.40*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = British Pound.

Malaysian RM 4.40 per share = per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 10,600
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date - 8 MAR 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			35,800
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1476 British Pounds.

Malaysian RM3.65 = 0.5387 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd **Address** 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	**Class of shares allotted** Ordinary	**Number allotted** 35,800
Name(s) **Address** UK Postcode	**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode	**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode	**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 March 2007

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	12	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1476 British Pounds.

Malaysian RM3.96 = 0.5845 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	1,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 March 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			11,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1476 British Pounds.

Malaysian RM4.70 = 0.6937 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	11,300
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12 March 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			20,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1477 British Pounds.

Malaysian RM3.65 = 0.5391 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	20,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 MARCH 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	08	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1477 British Pounds.

Malaysian RM4.10 = 0.6056 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 MARCH 2007

** A director / ~~secretary / administrator / administrat~~ive receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			16,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1477 British Pounds.

Malaysian RM4.70 = 0.6942 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	16,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 MARCH 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			42,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1471 British Pounds.

Malaysian RM3.65 = 0.5369 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	42,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Salehuni Dodarijah Date 16 MARCH 2007

** A ~~director /~~ secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			24,800
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1469 British Pounds.

Malaysian RM3.65 = 0.5362 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	24,800
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed X [signature] Date 19 March 2007

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	22	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			67,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1465 British Pounds.

Malaysian RM3.65 = 0.5347 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	67,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 March 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1478 British Pounds.

Malaysian RM4.70 = 0.6947 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	6,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed X [signature] Date 26 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1478 British Pounds.

Malaysian RM3.65 = 0.5395 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	5,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 March 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	29	
Month	03	
Year	2007	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,900
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.147 British Pounds.

Malaysian RM3.65 = 0.5366 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 6,900
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 March 2007

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	*Exchange rate is 1 Malaysian Ringgit (RM) = 0.147 British Pounds. Malaysian RM4.70 = 0.6909 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 6,600
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 March 2007

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	03	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.147 British Pounds.

Malaysian RM3.96 = 0.5821 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 2,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 March 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares)

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			39,800
Nominal value of each share			£00 10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3 65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 British Pounds

Malaysian RM3 65 = 0 5344 pence per share

TUESDAY

L9FFYOLV

LD4 10/04/2007 477

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	39,800
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10 APRIL 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares)

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,000
Nominal value of each share			£00 10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4 70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0 1464 British Pounds

Malaysian RM4 70 = 0 6881 pence per share

TUESDAY

L9FHXOLW
LD4 10/04/2007 406
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 April 2007

** A director / ~~secretary / administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			15,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1461 British Pounds.

Malaysian RM3.65 = 0.5333 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ - DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	15,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 April 2007

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM3.65 = 0.5384 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	6,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 APRIL 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM4.70 = 0.6933 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 APRIL 2007

** A director / secretary / ~~administrator / administ~~rative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			20,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM3.65 = 0.5329 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	20,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 APRIL 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	25	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,600
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM4.10 = 0.5986 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,600
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 APRIL 2007

** A director / ~~secretary / administrator /~~ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			13,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM4.70 = 0.6862 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	13,200
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 APRIL 2007

** A director ~~/ secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.76*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM4.76 = 0.6950 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	2,300
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 APRIL 2007

** A director / secretary / ~~administrator / ad~~ministrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			113,400
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1466 British Pounds.

Malaysian RM3.65 = 0.5351 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	113, 400
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30 April 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	30	04	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,200
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1466 British Pounds.

Malaysian RM4.70 = 0.5351 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	5,200
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30 APRIL 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1466 British Pounds.

Malaysian RM3.65 = 0.5351 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 10,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 May 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.59*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1466 British Pounds.

Malaysian RM4.59 = 0.6729 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ Date 8 MAY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 10 Month 05 Year 2007	Day Month Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			38,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM3.65 = 0.5384 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 38,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.40*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM4.40 = 0.6490 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2,300
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 may 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1475 British Pounds.

Malaysian RM4.70 = 0.6933 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	10,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			75,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1488 British Pounds.

Malaysian RM3.65 = 0.5531 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	75,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18 May 2007

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number | DX exchange

713341

LFM WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,300
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1488 British Pounds. Malaysian RM4.70 = 0.6994 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Bursa Malaysia Depository Nominees Sdn Bhd Address 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	4,300
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 MAY 2007

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,000
Nominal value of each share			£00.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1488 British Pounds.

Malaysian RM4.75 = 0.7068 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	3,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 18 MAY 2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			23,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pounds.

Malaysian RM3.65 = 0.5457 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	23,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/05/07

** A director ~~/ secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	23	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			7,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.70*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pounds.

Malaysian RM4.70 = 0.7027 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	7,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/05/07

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pounds.

Malaysian RM4.13 = 0.6174 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	3,000
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed   Date 23/05/07

** A director ~~/ secretary / administrator / administrative receiver / receiver /~~ official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			54,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1486 British Pounds.

Malaysian RM3.65 = 0.5424 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	54,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/5/07

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1486 British Pounds.

Malaysian RM3.96 = 0.5885 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	1,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 25/05/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24 / 05 / 2007	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1486 British Pounds.

Malaysian RM4.13 = 0.6137 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2,600
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/05/07

** A director / ~~secretary / administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			17,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1490 British Pounds.

Malaysian RM3.65 per share = 0.5439 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	17,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01 June 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.40*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1490 British Pounds.

Malaysian RM4.40 per share = 0.6556 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	6,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01 June 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

LFM
www.laserform.co.uk

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 7	0 6	2 0 0 7			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			30,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM3.65 per share = 0.5329 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	30,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 June 2007

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	06	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM3.96 per share = 0.5782 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd	Class of shares allotted	Number allotted
Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia	Ordinary	6,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 June 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number

DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	07	06	2007
To			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.40*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1460 British Pounds.

Malaysian RM4.40 per share = 0.6424 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,300
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 June 2007

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1467 British Pounds.

Malaysian RM4.13 per share = 0.6058 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/06/07

** A director / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number DX exchange

713341

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	07	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pounds.

Malaysian RM3.65 per share = 0.5278 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 2,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 July 2007

** A director / secretary / ~~administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	07	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.13*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pounds.

Malaysian RM4.13 per share = 0.5972 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	2,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [illegible] Date 4 July 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel 020 7006 4534
DX number
DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	07	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			22,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1429 British Pounds.

Malaysian RM3.65 per share = 0.5216 pence per share.

Companies House receipt date barcode

Laserform International 10/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Class of shares allotted Ordinary	Number allotted 22,600
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 JULY 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver~~ / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	07	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1429 British Pounds.

Malaysian RM4.10 per share = 0.5859 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	4,600
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25 June 2007

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(address overleaf)

For official use

Company Number

4841085

Name of company

* Insert full name of company

* ASTRO ALL ASIA NETWORKS PLC

Gives notice that:

That the following redeemable shares:

49,998 redeemable preference shares of £1.00 each;
53,947,368 "Series I" redeemable convertible preference shares of £0.01 each;
103,947,368 "Series II" redeemable convertible preference shares of £0.01 each.

be cancelled.

It was noted that the authorised share capital after the cancellation of the redeemable shares would be:

£300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 8 August 2007

Presentor's name, address and reference (if any):

Clifford Chance
Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ
Tel: 020 7006 4534

For official use
General Section
Post room

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	08	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1422 British Pounds.

Malaysian RM3.65 per share = 0.5190 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Bursa Malaysia Depository Nominees Sdn Bhd		
Address		
6th Floor, Exchange Square, Bukit Kewangan,	Ordinary	5,900
50200 Kuala Lumpur, Malaysia		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 AUGUST 2007

** A director / ~~secretary / administrator / administrative~~ receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	09	2007			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			6,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1444 British Pounds.

Malaysian RM3.65 per share = 0.5271 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

863396

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Bursa Malaysia Depository Nominees Sdn Bhd Address: 6th Floor, Exchange Square, Bukit Kewangan, 50200 Kuala Lumpur, Malaysia UK Postcode	Ordinary	6,400
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/9/07

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 4534

DX number DX exchange

713341

Annexure A
2.0 Announcement to Bursa Malaysia Securities Bhd (01.09.2006 – 30.10.2007)

File No.
082-34815

ASTRO ALL ASIA NETWORKS plc

Rule 12g3-2(b) Exemption Application

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38474 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**01/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 11,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 5 September 2006.**

General Announcement
Reference No **AA-060901-41376**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**01/09/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragrah 14.08(c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period**

Contents :

Reference is made to the Company's announcement on 23 August 2006 in relation to a notice of intention to deal in the shares of the Company during Closed Period by Sze Yuet Sim.

We wish to announce that the Company has on 1 September 2006 received a notification of dealings in the shares of the Company during Closed Period from Sze Yuet Sim (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements), details of which are set out below:-

Disposal of 3,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM4.76 per share on 30 August 2006. Her shareholding after the disposal is 34,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 1 September 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38518 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**04/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 10,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 7 September 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38580 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**08/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 6,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 12 September 2006.**

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2006 18:24:10
Reference No AA-060906-45518

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

---

* Entitlement date :**27/09/2006**
* Entitlement time :**17:00:00**
* Entitlement subject :**Interim Dividend**
* Entitlement description

Interim tax-exempt dividend of 2 sen per ordinary share of 10 pence each

Period of interest payment : to

Financial Year End :**31/01/2007**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose, Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur, Malaysia
Telephone no: 603-27212222

Payment date :**19/10/2006**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**27/09/2006**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM) :**0.02**

Remarks

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2006 18:24:10
Reference No AA-060906-69256

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press release entitled: "ASTRO Joint-Venture Secures 25-Year Licence to Offer Advertising Agency Services in China"

* **Contents :-**

Please find attached a press release entitled "ASTRO Joint-Venture Secures 25-Year Licence to Offer Advertising Agency Services in China".

Press Release on China Radio JV.

This announcement is dated 8 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

For Immediate Release

ASTRO JOINT-VENTURE SECURES 25-YEAR LICENCE TO OFFER ADVERTISING AGENCY SERVICES IN CHINA

8 September 2006

A joint-venture of ASTRO ALL ASIA NETWORKS plc (ASTRO), Sheng Yi (Hangzhou) Advertising Services Company, has secured approval and been granted a 25-year licence to offer advertising agency services in China.

The 25-year business licence, issued by Zhejiang Province and approved by the Central Government of the People's Republic of China (PRC), authorises the venture to design, produce and distribute domestic and foreign advertisements and act as advertising sales agents for domestic and foreign enterprises in China.

The joint-venture, with Hangzhou Tiansheng Culture Media Ltd, will initially provide advertising agency services for 7 radio stations in Hangzhou, the capital, and various other cities in Zhejiang Province with a potential audience reach of some 45 million people, and subsequently expand it to TV and other media companies across the PRC.

Commenting on the venture, ASTRO Group CEO Ralph Marshall said: "This venture will leverage on the significant investment and our multi-media content and marketing skills developed over the past decade.

"We are delighted that Hangzhou Tiansheng Culture Media has identified us as a capable partner to lend our expertise and to share our mutual intellectual assets. We are grateful to the Zhejiang Provincial and Central Government authorities for the opportunity to develop this new initiative that will benefit the advertising industry in the PRC" Marshall added.

Commenting on the joint-venture, Mr Dai Shun Fa, Chairman of Tiansheng Culture Media Ltd., said: "We are confident that ASTRO's expertise and technical know-how will prove invaluable to this

venture. The joint-venture partners are committed to develop similar levels of expertise here in Zhejiang and successfully expand this business model throughout the PRC."

ASTRO will subscribe USD1.4 million for a 49% equity stake in the joint-venture company. While ASTRO does not expect earnings from the joint-venture to be significant in the near term, this venture is consistent with its aim of growing its content and platform distribution business in complimentary markets.

ENDS

ABOUT ASTRO

ASTRO is the region's leading cross-media operator with Direct-To-Home (DTH) satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guide and lifestyle magazines. ASTRO subsidiary, Celestial Pictures, homes the largest Chinese Film library and it's digitally re-mastered films are released internationally through theatrically, video, television and new media distributor, and Celestial Movies channels. The strength of these complementary brands has extended into interactive & multi-media services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

Website: www.astroplc.com

Media Contact:

Amy Balan
Head of Investor Relations
Tel: +603-9543 6688
Fax: +603-9543 6877
E-mail: amy_balan@astro.com.my

David Michael Yap
General Manager,
Corporate Communications & Community Affairs
Tel: +603-9543 9129
Fax: +603-9543 6868
E-mail: david_yap@astro.com.my

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 05/09/2006 17:27:36
Reference No AA-060905-62392

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID : **NM-060904-63384**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Article entitled: "Astro sorts out Indonesia"

* **Contents :-**

We refer to a letter from Bursa Malaysia Securities Berhad dated 4 September 2006 on the above captioned news article which appeared on page 22 of The Edge Malaysia on 4 September 2006 and in particular the statement:

"...deadline to finalise the PTDV shareholding agreement had been extended to end-August from July 31".

The Board of Directors of ASTRO wishes to clarify that the Company and our joint venture partners are in the final stages of completing the restructured transactional documentation which will be in compliance with Indonesian broadcast regulations to replace the Subscription and Shareholders' Agreement dated 11 March 2005 which has been allowed to lapse on 31 July 2006. The Company will make an appropriate disclosure on any material development in due course once negotiations are completed.

This announcement is dated 5 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2006 18:24:11
Reference No AA-060906-69433

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Letter to Shareholders - Report for the half year ended 31 July 2006

* **Contents :-**

Please find attached a Letter to Shareholders in respect of the Report for the half year ended 31 July 2006.

Interim report FYE2007.p

This announcement is dated 8 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

Letter to Shareholders

Report for the half year ended 31 July 2006

I am pleased to report that we continue to deliver growth in profits and cash flows on increased revenue generation from our core TV and radio businesses, with the ***Astro*** pay-TV service crossing the 2-million total subscription mark for the first time during the period under review.

FINANCIAL OVERVIEW

For the six months to end-July 2006, consolidated revenues grew 12% to RM1,092.1 million, from RM972.6 million in the previous corresponding period, as Group performance benefited significantly from strong demand for its pay-TV and advertising services in a period filled with landmark sporting events such as the ***2006 FIFA World Cup ™***.

Earnings before interest, tax, depreciation and amortisation (EBITDA) for the six month period increased sharply to RM277.6 million, from RM163.6 million a year ago, boosted by higher revenues, tighter cost management, lower finance cost and a RM19.9 million reversal of set-top box related cost accruals which are no longer required. Consequently, net profit after tax and minority interest rose 95% to RM163.5 million.

During the period under review, the Group generated free cash of RM162.6 million, further adding strength to our balance sheet. Taking advantage of the strong financial position, the Group repaid most of its bank borrowings in January this year, and secured access to fresh long-term capital funds totalling USD300 million on more attractive terms. Including net cash

of RM957.1 million in hand and the undrawn credit facilities, the Group has some RM2 billion to fund its expansion plans.

Capital expenditure for the half year to end-July 2006 rose 73% to RM83.2 million due primarily to expenses incurred for PT Direct Vision and continuing development on our second broadcast facility in Cyberjaya to support the Malaysian service expansion and regional operations.

I am pleased to inform shareholders that, in line with our commitment to a progressive dividend policy and taking into account the healthy cash flows and the current capital requirements, the Board has approved an interim tax-exempt dividend of 2 sen per share, representing a pay-out ratio of 24%, to be paid to shareholders on 19 October 2006.

OPERATIONS

Television

The strong sales momentum seen in the first quarter accelerated in the second quarter, resulting in gross customer additions of 222K for the first six months of the current fiscal year. After accounting for churn, we added 130K customers, bringing our residential customer base to 1.914 million subscribers, representing a penetration rate of 35.4% of Malaysian TV homes. We also saw strong growth in commercial subscriptions and second box subscriptions, now standing at almost 93,000. Including commercial establishments and schools, ***Astro*** has 2.087 million subscriptions as at 31 July 2006.

Churn decelerated to 31.9K in the second quarter, from 59.9K in 1QFY07 and 77.8K in Q4FY06, as management worked to resolve technical issues arising from our Customer Relationship Management and Billing System (CRM). As a result, the 12-month moving-average churn rate dropped to 11.9%, from 13.9% in the preceding quarter. Our target is to manage it down to around 11% by the end of the current fiscal. Doubtful debts, which had been negatively impacted in previous quarters due to CRM-related issues, are reverting to more normalized levels. We continue to work closely with our vendors to ensure that the CRM

achieves greater stability and that the customer interface and service improves significantly, giving us the opportunity to drive higher ARPU out of our extensive customer base.

Television revenues rose 12.2% to RM975.5 million, of which RM885.9 million or 91% came from subscriptions. The strong subscriber growth was supported by targeted promotions and sales campaigns as well as strong local and international programme offerings such as ***Akademi Fantasia*** and the ***2006 FIFA World Cup™***. Boosted by World Cup-related sales, advertising revenues climbed 32.3% to RM71.6 million for the first half year.

As expected, the average revenue per customer, or ARPU, declined RM1.4 to RM78.2 for the first half of FY2007 against the same period a year ago, with the continuing expansion into the mass urban market. The planned service expansion and introduction of enhanced pay and premium services, which will be available upon receipt of new satellite transponder capacity sometime before February 2007, will allow us to sustain subscriber and revenue growth, improve churn, whilst mitigating further ARPU dilution.

Customer Acquisition Cost (CAC) improved substantially to RM135.4 million from RM191.3 million previously, with further reduction in set-top box costs and aided by reversals of RM19.9 million of set-top box cost accruals. As a consequence, unit CAC declined further to RM637 for the half year, against RM762 a year ago. We expect to sustain CAC per box around the RM725-level for the current fiscal year inclusive of costs relating to introduction of our next generation set-top box, the ***AstroMAX***, which will initially allow viewers to record up to 60 hours of broadcast materials, as well as pause and rewind live TV - all through simple touch buttons on the remote.

Content costs rose to RM284.4 million from RM249.4 million for 1HFY2006 due largely to increased cost of sports programming, and content contracted for the planned Malaysian service expansion. On a per customer basis, programming cost remained unchanged at RM25 from the previous year.

Local language programming remains a key focus and driver for further subscriber growth. Of the top ten most watched channels in Malaysia, five are our own locally-packaged ***Astro*** channels according to the latest ***Peoplemeter Ratings*** by AGB Nielsen Media Research. New hits include ***AC Di Sini, Gitu-gitu Apek*** and the third season of Malaysia's longest running drama series, ***Astana Idaman***. Featuring a stellar cast that includes talent from Akademi Fantasia 4, ***Astana Idaman*** is our biggest investment yet in this particular genre. Our productions received recognition by our peers at the recent Oskar PPFM 2006 award ceremony, where we received 4 awards in costume, technical production, set designing and 3D animation.

As part of our efforts to satisfy the demands of our customers for quality local and regional programming we introduced 7 channels, comprising three ***Astro***-branded and packaged channels, two Chinese-language channels, a Hindi variety entertainment and a Japanese anime channel, all of which are currently available to ***Astro*** customers at no additional cost. ***Aruna***, featuring sinetrons or family dramas, ***Kirana*** showcasing the best of Asian movies and ***Ceria***, the first channel fully dedicated to kids 4-14 years old, represent the first of many new channels that we intend to originate and aggregate to fill the current gaps in local language content.

As a result, content cost is expected to rise, from 29.2% at half time to around 31% for the full fiscal year, as the cost of adding on the 7 new channels and other event-based programmes kick in. Much research has gone into understanding our evolving customer profile and viewing preferences, and business analysis done on target customer segments to ensure that the new content delivers accretive value to ARPU and margins.

In Indonesia, PT Direct Vision has signed on some 30,000 subscribers for the 48-channel ***Astro*** service in Indonesia which commenced in February 2006 under a trademark licensing arrangement. As of 31 July 2006, the Group has incurred total cost of RM156.5 million, including capital and operational expenditure, and other services provided to PT Direct Vision (PTDV). These are currently included in Receivables and Fixed Assets pending finalisation of

the various agreements. As previously disclosed, the Group plans to take a 20% interest in PTDV. As of 8 September 2006, the joint-venture parties are in the final stages of completing the transactional documentation, which will be in compliance with Indonesian broadcast regulations, to replace the Subscription and Shareholders' agreement which has been allowed to lapse. As a consequence, we have, in the interim, taken a RM28 million charge, being 20% of the start-up losses of PTDV, all of which have been funded by ASTRO.

Radio

Our radio business continued to dominate the airwaves, attracting some 11.3 million listeners weekly, as reported by the latest *Nielsen Media Research Radio Listenership Survey* in April 2006, up from 10.4 million listeners a year ago. Notwithstanding the entry of two new players, our share of advertising spend on radio increased to 81%, from 80% during the same comparative period.

Reflecting the increased market share, Radio revenues rose 7% to RM70.6 million for the half year. While the first six months saw EBITDA margin expanding 7.7 percentage points to 41.5%, the second half year will see a more challenging operating environment.

Opportunities beckon across the region, particularly in large under-penetrated markets such as India, China and Indonesia. We continue to seek equity participation, where regulatory regimes permit, in joint-venture with local partners in these markets. Following liberalisation of the radio sector by the Indian Government, we are hopeful of making new investments and thereby participate in further growth of the radio broadcasting sector in the country.

In China, an ASTRO joint-venture has secured approval and a 25-year licence to offer advertising services in the country. The joint-venture, with Hangzhou-based Tiansheng Culture Media Ltd, will initially provide marketing and airtime management services to 7 radio stations in Zhejiang Province, and subsequently expand its services to other media companies, particularly in the TV broadcasting segment, in other territories across China.

Library Licensing and Distribution – Celestial

Celestial continues to develop its core activities with several key milestones achieved in the first six months of FY2007. Revenues grew 12% to RM33.3 million year-on-year due to higher licensing and other film content revenues. EBITDA losses narrowed by RM13 million, representing a 39% improvement over the previous comparative period.

Further leveraging on the Shaw Library assets, 45 new titles were remastered and 49 released to the market in the first half of the fiscal year. To date, 530 titles have been remastered, with 456 titles released globally. To strengthen its global release strategies, future remastering efforts will include commercial and high-definition TV titles.

Flagship ***Celestial Movies*** channel secured carriage on the Indonesian ***Astro*** service on commencement of its service in February 2006. In China, Celestial will continue to work with the relevant authorities to expand distribution of its channels in the country. At the same time, it will seek further collaboration with Chinese broadcasters to create new content for distribution in China and for overseas distribution. ***WaTV***, a new Mandarin-language general entertainment channel created by Celestial using made-in-China content, for instance, has successfully secured distribution on the Astro platform in Indonesia and Malaysia.

Other Business

Interactive services continue to expand across the Group's multimedia businesses, enriching our viewers' experience beyond traditional media platforms and creating opportunities for additional ARPU. Key focus areas are the provision of interactive TV services and delivery of compelling content to mobile devices, while keeping a close eye for opportunities from emerging technologies such as broadband and IP-enabled networks.

Response to our interactive TV services, particularly the Red Button feature, has been overwhelming, especially during the *FIFA World Cup* broadcast. Over 60% of viewers surveyed used the Red Button to access the multi-screen mosaic for multiple game viewing, in- game highlights and different camera angles, in addition to statistics and news coverage.

Viewers surveyed also reported that this was the best and most comprehensive World Cup coverage yet, reaffirming ***Astro*** as their Number One choice in sports programming. Interactive TV services further contributed to ARPU with the introduction of new programme formats and applications, such as ***Reverse Auction***, ***Call TV Gameshow*** and dilemma-based program, ***Trio in a Bed***, introduced this year.

In other businesses, we continue to receive accolades from industry peers for our movie-making and television production efforts. Tayangan Unggul received double wins for Best Original Story by Afdlin Shauki's ***Baik Punya Cilok*** and a Special Jury Award for ***Man Laksa*** for Innovative and Inspiring Film at the ***19th Malaysian Film Festival***.

In response to market needs, we have restructured our publication titles and discontinued the English version of ***VMAG***. ***InTrend***, our latest beauty and lifestyle magazine, continues to attract encouraging response in line with expectations.

While these businesses do not contribute materially to Group results given their early stage of development, they provide significant avenues for us to exploit cross-media bundling opportunities with our pay-TV business and radio franchises.

PROSPECTS

We continue to experience strong demand for our TV services as we invest in new programming and extend distribution of our service. Demand in the second quarter was exceptionally strong due to the World Cup broadcast and we do not expect this to continue at the same levels for the rest of the financial year. Inflationary pressures brought on by high energy costs are also expected to have an impact on consumer demand for the rest of the financial year.

With broader penetration of the mass urban market, content development will be key. We will thus continue to invest substantial sums developing new content and channels to address our evolving customer base. The recent introduction of the 7 new channels, while

not expected to generate revenues for the current financial year, is expected to improve overall churn rates.

The advertisement market is seeing increased competition as current and new players in the free-to-air segments and radio sector expand their offerings, widening choices for advertisers. However, we have introduced a number of initiatives to maintain revenues, contain cost and preserve margins.

Outside Malaysia, the changing regulatory climate in regional markets offers both challenges and opportunities. We remain focused on opportunities that will allow us to leverage our considerable broadcast infrastructure and our content development experience and expertise. As regulations permit, we intend to invest and grow our multi-media distribution platforms and content assets -- particularly in the key Bahasa, Indian, and Chinese language speaking markets where we hope to consummate joint-ventures with key players across the region in the coming months.

We are confident that these major investments, underpinned by our strong balance sheet and robust cash flows from our Malaysian operations, will secure our long term future, and importantly, sustain revenues, cash flow growth for shareholders for many more years to come.

Ralph Marshall

Group Chief Executive Officer

8 September, 2006

Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2006 18:24:12
Reference No AA-060906-69657

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, SECRETARIAL

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/07/2006
* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 31/01/2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Q2 FY07 Bursa Malaysia Quarterly Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/07/2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/07/2006	31/07/2005	31/07/2006	31/07/2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	569,084	499,321	1,092,100	972,561
2	Profit/(loss) before tax	97,004	52,082	215,140	117,450
3	Profit/(loss) for the period	70,997	42,003	159,549	80,218
4	Profit/(loss) attributable to ordinary equity holders of the parent	73,039	43,995	163,520	83,802
5	Basic earnings/(loss) per share (sen)	3.79	2.29	8.48	4.36
6	Proposed/Declared dividend per share (sen)	2.00	1.50	2.00	1.50

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.9700	0.9200

Remarks :
The Board of Directors is pleased to declare an interim tax-exempt dividend ("Interim Dividend") of 2 sen per ordinary share (FY2006: 1.5 sen per ordinary share) in respect of the financial year ending 31 January 2007. The Interim Dividend will be paid on 19 October 2006 to depositors who are registered in the Record of Depositors at the close of business on 27 September 2006.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/07/2006	31/07/2005	31/07/2006	31/07/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	8,666	6,461	15,795	12,651
2	Gross interest expense	6,006	9,908	11,649	19,437

Remarks :

Note: The above information is for the Exchange internal use only.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2006

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the second quarter ended 31 July 2006 which should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/07/2006	QUARTER ENDED 31/07/2005	+/-	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005	+/-
		RM'm	RM'm	%	RM'm	RM'm	%
Revenue	8	569.1	499.4	+14	1,092.1	972.6	+12
Cost of sales (excluding set-top box subsidies)		(282.2)	(239.0)		(525.0)	(463.9)	
Gross profit (excluding set-top box subsidies)		286.9	260.4		567.1	508.7	
Set-top box subsidies		(60.6)	(77.6)		(91.4)	(141.1)	
Gross profit		226.3	182.8	+24	475.7	367.6	+29
Other operating income		3.1	1.8		5.7	3.7	
Marketing and distribution costs		(43.3)	(45.5)		(84.2)	(82.8)	
Administrative expenses		(81.1)	(87.3)		(162.4)	(164.4)	
Profit from operations [1]	8	105.0	51.8	+103	234.8	124.1	+89
Finance costs		(10.8)	(11.9)		(17.9)	(23.4)	
Finance income		16.3	10.5		26.1	15.3	
Share of post tax results from associates & overseas investments [2]		(13.6)	1.6		(27.9)	1.4	
Profit before taxation		96.9	52.0	+86	215.1	117.4	+83
Taxation	15	(26.0)	(10.0)		(55.6)	(37.2)	
Profit for the period		70.9	42.0	+69	159.5	80.2	+99
Attributable to:							
Equity holders of the Company		73.0	44.0	+66	163.5	83.8	+95
Minority interest		(2.1)	(2.0)		(4.0)	(3.6)	
		70.9	42.0		159.5	80.2	

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/2006	QUARTER ENDED 31/07/2005	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005
Earnings per share:	26	Sen	Sen	Sen	Sen
- Basic		3.79	2.29	8.48	4.36
- Diluted*		3.78	2.28	8.47	4.33

(*) The diluted earnings per share is calculated based on the dilutive effects of 59,937,650 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/2006	QUARTER ENDED 31/07/2005	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant and equipment	15.6	15.0	30.2	30.3
Amortisation of film library and programme rights	39.4	33.1	69.8	69.6
Amortisation of other intangible assets	6.0	5.1	12.6	9.0
Impairment of film library and programme rights	2.4	-	2.4	-

(2) Included in "share of post tax results from associates & overseas investments" is an amount of RM12.9m (six months ended 31 July 2006 : RM28.1m) reflecting the current estimate of the Group's share of start-up losses in PT Direct Vision ("PTDV") for the quarter (See note 18 (a)(2)).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/07/2006 RM'm	AS AT 31/01/2006 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	332.3	288.4
Associates		158.5	166.1
Deferred tax assets		464.8	513.4
Other financial assets		30.7	23.8
Film library and programme rights		268.5	273.2
Other intangible assets [1]		176.9	187.0
		1,431.7	1,451.9
CURRENT ASSETS			
Inventories		34.8	45.8
Receivables and prepayments		558.0	481.8
Other financial assets			
- Derivative financial instruments		16.4	15.1
Tax recoverable		6.9	8.5
Cash and cash equivalents		1,002.0	848.1
		1,618.1	1,399.3
CURRENT LIABILITIES			
Trade and other payables		890.3	741.9
Other financial liabilities			
- Borrowings (interest bearing)	19	35.9	34.4
Current tax liabilities		7.5	1.3
		933.7	777.6
NET CURRENT ASSETS		684.4	621.7
NON-CURRENT LIABILITIES			
Payables		209.3	248.3
Deferred tax liabilities		12.2	12.1
Other financial liabilities			
- Borrowings (interest bearing)	19	9.0	26.5
		230.5	286.9
NET ASSETS		1,885.6	1,786.7

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/07/2006 RM'm	AS AT 31/01/2006 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,195.9**	1,195.4
Share premium		**13.1**	11.0
Merger reserve		**518.4**	518.4
Exchange reserve		**(13.6)**	(5.8)
Hedging reserve		**16.4**	15.4
Other reserve		**50.9**	40.6
Retained earnings/(accumulated losses)		**93.8**	(2.8)
		1,874.9	1,772.2
Minority interests		**10.7**	14.5
Total equity		**1,885.6**	1,786.7
NET ASSETS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RM) [(2)]		**0.97**	0.92

Notes:

(1) Other intangible assets consist of software costs of RM120.2m (including broadcast facility at Cyberjaya of RM64.4m) (31/01/2006: RM118.5m), rights and licenses of RM41.3m (31/01/2006: RM47.4m), remastering costs of RM15.1m (31/01/2006: RM20.8m) and goodwill on consolidation of RM0.3m (31/01/2006: RM0.3m).

(2) Net assets attributable to equity holders of the Company of RM1,874.9m (31/01/2006: RM1,772.2m) are stated after the writing off of total subsidised set-top box equipment costs cumulative to-date of RM1,747.2m (31/01/2006: RM1,655.8m).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Six months ended 31/07/2006	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7
Currency translation differences	-	-	-	-	(7.8)	-	-	-	(7.8)	-	(7.8)
Cash flow hedge:											
- Fair value gain on hedging instrument	-	-	-	-	-	9.3	-	-	9.3	-	9.3
- Transferred to profit or loss for the period	-	-	-	-	-	(8.3)	-	-	(8.3)	-	(8.3)
Net income recognised directly in equity	-	-	-	-	(7.8)	1.0	-	-	(6.8)	-	(6.8)
Profit for the period	-	-	-	-	-	-	-	163.5	163.5	(4.0)	159.5
Total recognised income	-	-	-	-	(7.8)	1.0	-	163.5	156.7	(4.0)	152.7
Share options:											
- Proceeds from shares issued	0.7	0.5	2.1	-	-	-	-	-	2.6	-	2.6
- Value of employee services	-	-	-	-	-	-	10.9	-	10.9	-	10.9
- Transfer upon exercise	-	-	-	-	-	-	(0.6)	0.6	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	0.2	0.2
Dividend relating to FYE 31/01/06	-	-	-	-	-	-	-	(67.5)	(67.5)	-	(67.5)
	0.7	0.5	2.1	-	-	-	10.3	(66.9)	(54.0)	0.2	(53.8)
As at 31 July 2006	1,928.0	1,195.9	13.1	518.4	(13.6)	16.4	50.9	93.8	1,874.9	10.7	1,885.6

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Six months ended 31/07/2005	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005											
- as previously reported	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	1,559.4	-	1,559.4
- prior year adjustment	-	-	-	-	-	-	12.3	(12.3)	-	-	-
- as restated	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	12.3	(2,279.7)	1,559.4	-	1,559.4
Currency translation differences	-	-	-	-	(3.5)	-	-	-	(3.5)	-	(3.5)
Cash flow hedge:											
- Fair value gain on hedging instrument	-	-	-	-	-	7.0	-	-	7.0	-	7.0
Net income recognised directly in equity	-	-	-	-	(3.5)	7.0	-	-	3.5	-	3.5
Profit for the period	-	-	-	-	-	-	-	83.8	83.8	(3.6)	80.2
Total recognised income	-	-	-	-	(3.5)	7.0	-	83.8	87.3	(3.6)	83.7
Share options:											
- Proceeds from shares issued	0.9	0.6	2.8	-	-	-	-	-	3.4	-	3.4
- Value of employee services	-	-	-	-	-	-	25.7	-	25.7	-	25.7
- Transfer upon exercise	-	-	-	-	-	-	(0.1)	0.1	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	15.4	15.4
Dividend relating to FYE 31/01/2005	-	-	-	-	-	-	-	(48.1)	(48.1)	-	(48.1)
	0.9	0.6	2.8	-	-	-	25.6	(48.0)	(19.0)	15.4	(3.6)
As at 31 July 2005	1,923.3	1,192.8	2,121.7	518.4	(4.6)	5.4	37.9	(2,243.9)	1,627.7	11.8	1,639.5

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	159.5	80.2
Contra arrangements – revenue	(0.8)	(2.1)
Value of employee services – share options	10.9	25.7
Interest income	(15.8)	(12.6)
Interest expense	11.6	19.4
Gain from interest rate swap contract	(10.2)	-
Unrealised foreign exchange gain	(0.4)	(2.3)
Taxation	55.6	37.2
Property, plant and equipment		
- Depreciation	30.2	30.3
- Gain on disposal	(0.1)	(0.2)
Film library and programme rights		
- Amortisation	69.8	69.6
- Impairment	2.4	-
Other intangible assets		
- Amortisation	12.6	9.0
Dilution of interest in a subsidiary	(0.5)	-
Share of post tax results from associates & overseas investments	27.9	(1.4)
	352.7	252.8
Changes in working capital:		
Film library and programme rights	(77.1)	(52.3)
Inventories	11.0	11.9
Receivables and prepayments	(105.4)	(34.9)
Payables	56.8	0.4
Cash generated from operations	238.0	177.9
Income tax refunded/(paid)	0.8	(4.2)
Interest received	13.5	11.8
Net cash flow from operating activities	252.3	185.5

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary, net of cash acquired	-	(26.3)
Purchase of other financial assets	(7.6)	-
Proceeds from disposal of an associate	-	1.4
Proceeds from shares issued to minority interests	0.8	-
Proceeds from disposal of property, plant and equipment	0.1	0.4
Acquisition of intangible assets	(14.9)	(31.7)
Purchase of property, plant and equipment	(68.1)	(16.6)
Net cash flow from investing activities	(89.7)	(72.8)
*Net cash flow from operating and investing activities**	*162.6*	*112.7*
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(5.8)	(16.6)
Proceeds from borrowings	-	6.0
Gain from interest rate swap contract	8.8	-
Issuance of shares pursuant to exercise of share options	2.6	3.4
Repayment of finance lease liabilities	(15.9)	(14.4)
Repayment of borrowings	-	(5.2)
Net cash flow from financing activities	(10.3)	(26.8)
Net effect of currency translation on cash and cash equivalents	1.6	0.4
NET INCREASE IN CASH AND CASH EQUIVALENTS	153.9	86.3
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	848.1	966.5
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,002.0	1,052.8

(*) Represents free cash flow.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the audited statutory financial statements for the financial year ended 31 January 2006.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of subscriber base.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.4	1.3	0.7	2.6

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

No dividends were paid during the quarter under review. Subsequently, a final tax-exempt dividend of 3.5 sen per share amounting to RM67.5m in respect of the financial year ended 31 January 2006 was paid on 25 August 2006.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/06	QUARTER ENDED 31/07/05	SIX MTHS ENDED 31/07/06	SIX MTHS ENDED 31/07/05
	RM'm	RM'm	RM'm	RM'm
Revenue				
Multi channel television				
External revenue	505.7	443.8	975.4	868.8
Inter-segment revenue	0.1	0.2	0.1	0.9
Multi channel television revenue	505.8	444.0	975.5	869.7
Radio				
External revenue	36.3	35.4	68.9	64.7
Inter-segment revenue	1.1	0.8	1.7	1.5
Radio revenue	37.4	36.2	70.6	66.2
Library licensing and distribution				
External revenue	13.4	13.3	26.5	24.7
Inter-segment revenue	3.8	2.6	6.8	5.0
Library licensing and distribution revenue	17.2	15.9	33.3	29.7
Others				
External revenue	13.7	6.9	21.3	14.4
Inter-segment revenue	107.3	87.7	146.5	121.4
Others revenue	121.0	94.6	167.8	135.8
Total reportable segments	681.4	590.7	1,247.2	1,101.4
Eliminations	(112.3)	(91.3)	(155.1)	(128.8)
Total group revenue	569.1	499.4	1,092.1	972.6
Profit/(loss) from operations by segment				
Multi channel television	118.7	56.5	259.4	154.4
Radio	14.9	12.2	24.4	20.7
Library licensing and distribution	(10.3)	(15.5)	(21.2)	(34.7)
Others/eliminations	(18.3)	(1.4)	(27.8)	(16.3)
Profit from operations	105.0	51.8	234.8	124.1

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 July 2006, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 8 September 2006.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Dilution of equity interest in a subsidiary, ASTRO Awani Network Ltd (formerly known as ASTRO Broadcast Corporation Ltd) ("Awani")

On 4 July 2006, Awani issued 1,062,498 ordinary shares at par value of USD1.00 each, of which 849,998 shares were subscribed by ASTRO's wholly-owned subsidiary, ASTRO All Asia Entertainment Networks Limited and 212,500 shares were issued to New Delhi Television Limited. Following the change, ASTRO's equity interest in Awani was diluted from 100% to 80%.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 July 2006, the Group has provided guarantees to third parties amounting to RM27.9m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 31 July 2006.

13. COMMITMENTS

As at 31 July 2006, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	32.8	127.8	160.6
Investment in an associate	18.3	-	18.3
Film library and programme rights	173.9	70.5	244.4
Non-cancellable operating lease	22.3	-	22.3
	247.3	198.3	445.6

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

Maxis Communications Berhad is an associate of UTSB. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
SRG Asia Pacific Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	A director of a subsidiary of the Company within the past 12 months is also a partner of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE SIX MTHS ENDED 31/07/06	AMOUNTS (*) DUE FROM/(TO) AS AT 31/07/06
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	5.1	5.1
Maxis Broadband Sdn Bhd	1.4	1.4
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	7.2	(2.6)
Valuelabs	3.9	(0.5)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	4.5	(1.6)
Interaction call center services from:		
SRG Asia Pacific Sdn Bhd	4.9	(4.2)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	6.5	(1.8)

(*) Represents amounts outstanding on transactions entered into during the six months ended 31 July 2006.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/06	QUARTER ENDED 31/07/05	SIX MTHS ENDED 31/07/06	SIX MTHS ENDED 31/07/05
	RM'm	RM'm	RM'm	RM'm
Current tax	(3.3)	(2.6)	(7.0)	(4.2)
Deferred tax	(22.7)	(7.4)	(48.6)	(33.0)
	(26.0)	(10.0)	(55.6)	(37.2)

The Group's effective tax rates for the current quarter and six months ended 31 July 2006 of 26.8% and 25.8% respectively are based on an estimate of the tax charge for the year and is lower than the Malaysian statutory tax rate mainly due to the utilisation of unabsorbed Investment Tax Allowance ("ITA") in a subsidiary partially offset by losses in foreign subsidiaries and certain Malaysian subsidiaries which were not available for tax relief at Group level and the non-deductibility of certain operating expenses for tax purposes.

The full effect of the benefits of ITA is not recognised in the current quarter and six months ended 31 July 2006 in order to provide for tax on the basis of the likely tax rate for the full year as required under IFRS.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter and year-to-date.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter and year-to-date.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") that is no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

RAPS had on 5 January 2006 commenced a member's voluntary winding-up. As at 8 September 2006, the winding-up of RAPS has not been completed.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision ("PTDV"), with an initial commitment of USD15.3m and shareholder loan facilities of USD35m.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

As of 8 September 2006, the parties are in the final stages of completing the restructured transactional documentation which will be in compliance with Indonesian broadcast regulations to replace the SSA which has been allowed to lapse on 31 July 2006.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the *Astro* trademark.

As at 31 July 2006, the Group has incurred total costs of RM156.5m which include capital and operational expenditure and other services provided to PTDV. Such amounts have been included in Receivables and Fixed Assets pending the finalization of various agreements.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia (continued)

Having regard to the status of the corporate proposal and as a consequence of the lapsing of the above agreement, in the interim, the Group reflected 20% of the start-up losses of PTDV, all of which, so far, have been funded by ASTRO. The exact financial impact of the investment and the related accounting will be determined after the final agreements are finalised. In summary, the performance of PTDV to date, is as follows:-

	QUARTER ENDED 31/07/06 RM'm	SIX MTHS ENDED 31/07/06 RM'm
Revenue	5.1	5.9
Costs	(69.6)	(146.2)
Net loss	(64.5)	(140.3)
Group's share of start-up losses	(12.9)	(28.1)

Other than as disclosed above, there were no incomplete corporate proposals as at 8 September 2006.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 8 September 2006, all the proceeds raised during the Initial Public Offering (amounting to RM2,029.9m) have been utilised except for RM19.0m which was proposed for payment of equity in an associate, TVB Publishing Holding Limited, which has not yet been called.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 31 July 2006 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – USD0.5m	1.8	-	1.8
Finance lease liabilities[2]	34.1	9.0	43.1
	35.9	9.0	44.9

Notes:

(1) A standby letter of credit has been provided as security.

(2) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(3) All the assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, were pledged as security under Bank Pembangunan Malaysia Berhad (formerly known as Bank Pembangunan dan Infrastruktur Malaysia Berhad ("BPI")) Facilities ("the BPI Facilities").

The rights, titles, interests and benefits of MBNS of the following were also assigned for the BPI Facilities:
(i) All Asia Broadcast Centre leased land;
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policies; and
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

Further to the repayment and cancellation of the BPI Facilities, BPI had vide its letter of 28 June 2006, released MBNS and Digicast from all liabilities and obligations under the relevant facility agreement and security documents and steps are currently being undertaken to discharge the securities.

(4) The Company has obtained a USD300m Guaranteed Term and Revolving Facilities on 18 October 2004 ("the USD Facilities") arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The USD Facilities which comprise Tranche A (USD150m), Tranche B (USD75m) and Tranche C (USD75m), will be guaranteed by MBNS and Airtime Management and Programming Sdn Bhd ("AMP") and used to reimburse debt settlement and/or to finance general corporate purposes and working capital of the Company and its subsidiaries. AMP had on 7 March 2006 become a guarantor under the USD Facilities.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 8 September 2006.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 8 September 2006.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Second Quarter 2007) against the preceding quarter (First Quarter 2007)

For the quarter ended 31 July 2006, Group revenue increased to RM569.1m, while EBITDA was RM126.6m. Net profit declined to RM73.0m over the preceding quarter.

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2006	FIRST QUARTER 30/04/2006	SECOND QUARTER 31/07/2006	FIRST QUARTER 30/04/2006
Consolidated Performance				
Total Revenue	569.1	523.0		
Customer Acquisition Costs (CAC)[2]	85.3	50.1		
EBITDA[3]	126.6	151.0		
EBITDA Margin (%)	22.2	28.9		
Net Profit	73.0	90.5		
Free Cash Flow[4]	49.4	113.2		
Net Increase in Cash	50.0	103.9		
Capital expenditure[5]	53.7	29.5		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	453.4	432.5		
Advertising revenue	43.5	28.1		
Other revenue	8.9	9.1		
Total revenue	505.8	469.7		
CAC[2]	85.3	50.1		
EBITDA[3]	132.6	154.7		
EBITDA Margin (%)	26.2	32.9		
Capital expenditure[5]	29.2	27.1		
Total subscriptions-net additions ('000)			101	45
Total subscriptions-end of period ('000)			2,087	1,986
Residential customers-net additions ('000)			91	39
Residential customers-end of period ('000)			1,914	1,823

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

**QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006**

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Second Quarter 2007) against the preceding quarter (First Quarter 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2006	FIRST QUARTER 30/04/2006	SECOND QUARTER 31/07/2006	FIRST QUARTER 30/04/2006
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential customer (RM)			79	79
MAT Churn (%)			11.9	13.9
CAC per set-top box sold (RM)			617	664
Content cost (RM per customer per mth)			27	24
(ii) Radio[1]				
Revenue	37.4	33.2		
EBITDA[3]	17.1	12.2		
EBITDA Margin (%)	45.7	36.7		
Listeners ('000)[6]			11,300	11,300
Share of radio adex (%)[7]			81	84
(iii) Library Licensing and Distribution[1]				
Revenue	17.2	16.1		
EBITDA[3]	(9.9)	(10.5)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			21	28
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			1,949	1,876
Malaysian film production – theatrical release			2	-

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue - MCTV - RM0.1m[Q2FY07], RM Nil [Q1FY07]; Radio - RM1.1m[Q2FY07], RM0.6m[Q1FY07]; Library Licensing - RM3.8m[Q2FY07], RM3.0m[Q1FY07]).
2. Customer acquisition cost is the cost incurred in activating new customers for the period under review, in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and share of post tax results from associates & overseas investments.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2006 performed by NMR in April 2006.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2007) against the preceding quarter (First Quarter 2007) (continued)

Consolidated Performance

Turnover

For the current quarter under review, Group revenue increased RM46.1m or 8.8% to RM569.1m from RM523.0m in the preceding quarter, attributed to higher subscription revenue from MC-TV segment and higher advertising revenue from MC-TV and Radio segments.

EBITDA

Group EBITDA decreased to RM126.6m from RM151.0m in the preceding quarter due to the reversal of accruals in the preceding quarter of RM19.9m in relation to the cost of set-top boxes and higher customer acquisition costs, offset by revenue growth in the current quarter.

Cash Flow

Net increase in cash was RM50.0m compared to an increase of RM103.9m in the preceding quarter, mainly due to lower free cash generated.

Free cash flow generated was RM49.4m compared to RM113.2m in the preceding quarter, mainly due to expenditure incurred for PTDV, expenditure on the broadcast facility at Cyberjaya, purchases of fixed assets and changes in working capital due to the payment of set-top boxes.

Capital Expenditure

Group capital expenditure was RM53.7m from capital expenditure incurred for PTDV and on the broadcast facility at Cyberjaya.

Net Profit

Group net profit decreased by RM17.5m to RM73.0m from RM90.5m, mainly due to lower EBITDA and higher net finance costs. Net finance costs were higher, attributed to the write-off of debt issuing cost for the BPI Facilities (following the cancellation of the BPI Facilities) in the current quarter.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2007) against the preceding quarter (First Quarter 2007) (continued)

Multi channel TV

MC-TV segment achieved total revenue of RM505.8m, which was RM36.1m or 7.7% higher than the preceding quarter. The increase was from higher subscription income and advertising revenue mainly from World Cup and Akademi Fantasia 4 ("AF4").

Residential customer net additions of 91,200 increased by 52,700 or 136.9% from 38,500 in the preceding quarter as a result of higher gross additions and reconnections culminating from strong interests in World Cup and AF4, as shown in the table below:

Residential customer ('000)	Second Quarter 2007	First Quarter 2007	Variance
Gross additions	123.1	98.4	24.7
Churn	(31.9)	(59.9)	28.0
Net additions	91.2	38.5	52.7

MAT churn improved to 11.9% from 13.9% in the preceding quarter.

ARPU was RM78.6 compared to RM78.7 in the preceding quarter, supported by higher interactive services income from AF4.

CAC per box sold was RM617 representing a reduction of RM47 from RM664 in the preceding quarter mainly due to lower set-top box costs.

Radio

Radio's revenue of RM37.4m was RM4.2m or 12.7% higher than RM33.2m in the preceding quarter mainly due to higher radio advertising revenue.

Library Licensing and Distribution

Revenue of RM17.2m for Library Licensing and Distribution was RM1.1m or 6.8% higher than RM16.1m in the preceding quarter. The increase was due to higher licensing revenue from the Movie Channel business, partially offset by lower licensing income from film distribution business.

(B) Performance of the current six months ended 31 July 2006 (First Half 2007) against the corresponding six months ended 31 July 2005 (First Half 2006)

Group revenue for First Half 2007 increased to RM1,092.1m while EBITDA increased to RM277.6m. Group net profit also increased to RM163.5m.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

(B) Performance of the current six months ended 31 July 2006 (First Half 2007) against the corresponding six months ended 31 July 2005 (First Half 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005
Consolidated Performance				
Total Revenue	1,092.1	972.6		
Customer Acquisition Costs (CAC)[2]	135.4	191.3		
EBITDA[3]	277.6	163.6		
EBITDA Margin (%)	25.4	16.8		
Net Profit	163.5	83.8		
Free Cash Flow[4]	162.6	112.7		
Net Increase in Cash	153.9	86.3		
Capital expenditure[5]	83.2	48.2		
(i) **Multi channel TV(MC-TV)[1]**				
Subscription revenue	885.9	798.5		
Advertising revenue	71.6	54.1		
Other revenue	18.0	17.1		
Total revenue	975.5	869.7		
CAC[2]	135.4	191.3		
EBITDA[3]	287.3	182.7		
EBITDA Margin (%)	29.5	21.0		
Capital expenditure[5]	56.3	41.9		
Total subscriptions-net additions ('000)			146	142
Total subscriptions-end of period ('000)			2,087	1,840
Residential customers-net additions ('000)			130	130
Residential customers-end of period ('000)			1,914	1,696
ARPU – residential customer (RM)			78	80
MAT Churn (%)			11.9	9.4
CAC per set-top box sold (RM)			637	762
Content cost (RM per customer per mth)			25	25

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2006 (First Half 2007) against the corresponding six months ended 31 July 2005 (First Half 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2005
(ii) Radio[1]				
Revenue	70.6	66.2		
EBITDA[3]	29.3	22.4		
EBITDA Margin (%)	41.5	33.8		
Listeners ('000)[6]			11,300	10,407
Share of radio adex (%)[7]			81	80
(iii) Library Licensing and Distribution[1]				
Revenue	33.3	29.7		
EBITDA[3]	(20.4)	(33.6)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			49	68
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			1,913	1,702
Malaysian film production – theatrical release			2	-

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue - MCTV - RM0.1m[H1FY07], RM0.9m [H1FY06]; Radio - RM1.7m[H1FY07], RM1.5m[H1FY06]; Library Licensing – RM6.8m[H1FY07], RM5.0m[H1FY06]).
2. Customer acquisition cost is the cost incurred in activating new customers for the period under review, in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and share of post tax results from associates & overseas investments.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2006 and Sweep 1, 2005 performed by NMR in April 2006 and April 2005 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2006 (First Half 2007) against the corresponding six months ended 31 July 2005 (First Half 2006) (continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenue of RM1,092.1m which was RM119.5m or 12.3% higher than RM972.6m recorded in First Half 2006. The increase was mainly driven by higher subscription revenue from MC-TV segment, which rose RM87.4m or 10.9% due to an enlarged customer base. Advertising revenue also increased by RM21.9m from MC-TV and Radio segments, while Library Licensing and Distribution segment's revenue improved by RM3.6m to RM33.3m.

EBITDA

Group EBITDA of RM277.6m increased by RM114.0m or 69.7% from RM163.6m in First Half 2006. The improvement was due to revenue growth and lower customer acquisition costs, partially offset by higher content costs and overheads.

Cash Flow

The increase in cash of RM153.9m compared to an increase of RM86.3m in First Half 2006 was mainly due to higher free cash generated of RM49.9m and lower interest paid of RM10.8m in the current period. The increase in free cash was driven by improved EBITDA.

Capital Expenditure

Group capital expenditure totalled RM83.2m from capital expenditure incurred for PTDV and on the broadcast facility at Cyberjaya.

Net Profit

Group net profit of RM163.5m improved by RM79.7m over net profit of RM83.8m in First Half 2006. The improvement was attributable to better EBITDA results, partially offset by higher share of post tax results from associates & overseas investments and higher tax expense.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2006 (First Half 2007) against the corresponding six months ended 31 July 2005 (First Half 2006) (continued)

Multi channel TV

MC-TV segment's total revenue of RM975.5m was RM105.8m or 12.2% higher than First Half 2006. The increase was driven by higher subscription and advertising revenues as a result of continuing growth in the business.

Residential customer net additions were 129,700 which decreased slightly by 500 or 0.4% compared to 130,200 in First Half 2006.

MAT churn increased from 9.4% in First Half 2006 to 11.9% in First Half 2007.

ARPU of RM78.2 was lower than First Half 2006 ARPU of RM79.6 due to lower subscription ARPU from changes in customer mix resulting in higher take-ups of lower-priced packages by new customers.

CAC per box sold was RM637 representing a reduction of RM125 from RM762 in First Half 2006 mainly due to the reduction in set-top box contract price.

Radio

Radio's revenue of RM70.6m was RM4.4m or 6.6% higher than RM66.2m for First Half 2006. This improvement was driven by higher radio advertising revenue.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM33.3m which was RM3.6m or 12.1% higher than RM29.7m in First Half 2006. The increase was principally due to higher Movie Channel licensing revenue and other film content distribution revenue, partially offset by lower distribution licensing income derived from Shaw titles.

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2007

We continue to experience strong demand for our TV services as we invest in new programming and extend distribution of our services. Demand in the 2nd Quarter was exceptionally strong due to the World Cup broadcast and we do not expect this to continue at the same levels for the rest of the financial year. Inflationary pressures are also expected to have an impact on consumer demand for the rest of the financial year.

The advertisement market is seeing increased competition as current and new players in the free-to-air segments and radio sector expand their offerings, widening choices for advertisers. However, we have introduced a number of initiatives to maintain market share by driving revenues and containing costs to preserve margins.

With broader penetration of the mass urban market, content development remains key. We will thus continue to invest substantial sums developing channels to address the needs of our evolving customer base. We launched 7 new channels and made these available to all existing customers. While these new services are not expected to generate revenues for the current financial year, we expect an overall improvement to current levels of churn. We have stabilised our CRM system and have experienced improved customer care servicing levels.

Outside Malaysia, we are focused on expanding our international footprint in the content and platform distribution business. In Indonesia, we are awaiting the completion of all the shareholder-related documentation, which is pending final regulatory approvals, including formal satellite landing right authorisation. In the circumstances, the Indonesian operations are performing satisfactorily and we expect the operations to perform at the current levels for the rest of the financial year. In advance of the completion of final documentation, Group earnings have reflected 20% of the start-up losses, as disclosed in Note 18(a)(2).

In China, an ASTRO joint-venture company has secured approval and a 25-year business licence to offer advertising agency services in the country. The joint-venture will initially provide marketing and airtime management services to 7 radio stations in Zhejiang Province, and subsequently expand its services to other media companies, particularly in the TV broadcasting segment in other territories across China. This venture is not expected to contribute to our results for the current financial year.

Barring unforeseen circumstances and the aforesaid, the Board of Directors expect the operating and financial performance for the financial period ending 31 January 2007 to be generally in line with expectations.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

The Board of Directors is pleased to declare an interim tax-exempt dividend ("Interim Dividend") of 2 sen per ordinary share (First Half 2006: 1.5 sen per ordinary share) in respect of the financial year ending 31 January 2007. The Interim Dividend will be paid on 19 October 2006 to depositors who are registered in the Record of Depositors at the close of business on 27 September 2006.

A depositor will qualify for entitlement to the Interim Dividend only in respect of:

(a) shares transferred to the depositor's securities account before 4.00pm on 27 September 2006 in respect of transfers; and
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/06	QUARTER ENDED 31/07/05	SIX MTHS ENDED 31/07/06	SIX MTHS ENDED 31/07/05
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**73.0**	44.0	**163.5**	83.8
Weighted average number of ordinary shares	'm	**1,927.8**	1,923.1	**1,927.6**	1,922.9
Basic earnings per share	sen	**3.79**	2.29	**8.48**	4.36
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**73.0**	44.0	**163.5**	83.8
Weighted average number of ordinary shares	'm	**1,927.8**	1,923.1	**1,927.6**	1,922.9
Adjusted for share options granted	'm	**3.4**	10.9	**3.5**	12.2
Adjusted weighted average number of ordinary shares	'm	**1,931.2**	1,934.0	**1,931.1**	1,935.1
Diluted earnings per share*	sen	**3.78**	2.28	**8.47**	4.33

(*) The diluted earnings per share is calculated based on the dilutive effects of 59,937,650 options under the ESOS and MSIS.

By order of the Board

Lakshmi Nadarajah (LS No. 9057)
Company Secretary

8 September 2006

Kuala Lumpur

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2006 18:24:13
Reference No AA-060908-61474

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company") - Change in Management

* **Contents :-**

The Board of Directors ("Board") is pleased to announce that Grant Ferguson will be joining the Company as Chief Financial Officer ("CFO") for AAAN in October 2006.

Grant, a chartered accountant, brings with him considerable experience and a proven track record in all areas of financial and business management with various international companies across the region. He is currently Managing Director, Investments with Temasek Holdings in Singapore, and prior to that, CFO for Total Access Communications in Bangkok. Grant takes over the CFO function from Rohana Rozhan who was appointed Chief Executive Officer for the Group's TV business in May 2006.

Separately, Group Chief Operating Officer David Butorac has advised that he will be leaving the Company upon expiry of his contract on 31 October 2006. David joined the Group in November 2002 as Chief Operating Officer with specific responsibility for growing the Group's TV business and recently assumed his present position to oversee the Group's Malaysian operations and regional TV direct-to-home initiatives.

The Board would like to welcome Grant and is confident that he will be an invaluable resource and addition to the senior management team. The Board would also like to thank David for his contributions to the Company over the last four years and wishes him success in his future endeavours.

This announcement is dated 8 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38605 OF 2006

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **11/09/2006**

Subject : ASTRO - NOTICE OF BOOK CLOSURE

Contents :

Interim dividend of 2 sen tax-exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [25 September 2006]

2) The last date of lodgement : [27 September 2006]

3) Date Payable : [19 October 2006]

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38639 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 24,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 15 September 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/09/2006 18:18:15
Reference No AA-060913-43280

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press release: "ASTRO Joint-Venture Secures 25-Year Licence to Offer Advertising Agency Services in China"

* **Contents :-**

We refer to the abovecaptioned announcement on 8 September 2006. The Board wishes to advise that none of the Directors, Major Shareholders and/or persons connected with them has any interests, direct or indirect, in the transaction.

This announcement is dated 13 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38661 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**14/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 17,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 18 September 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 15/09/2006 17:25:09
Reference No AA-060915-55261

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Suhainah binti Abu Bakar (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,600 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM4.76 per share on 12 September 2006. She does not hold any shares in the Company after the disposal.

This announcement is dated 15 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

10. Departure from the Policies and Guidelines on Issues/Offer of Securities of the Securities Commission

As far as ASTRO is aware, the Transactions do not depart from the Policies and Guidelines on Issuer/Offer of Securities of the Securities Commission.

This announcement is dated 28 February 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38738 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**20/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 25 September 2006.**

General Announcement
Reference No **AA-060920-57280**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**20/09/2006**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period**

Contents :

We wish to announce that the Company has today received notifications pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from the following persons who are deemed as principal officers of the Company for the purpose of Chapter 14 of the Listing Requirements, of their dealings in the shares of the Company outside closed period:-

1. Disposal by Sze Yuet Sim of 4,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company as set out below:-

Date of Transaction	Consideration (average price per share)	No. of Shares Acquired/ (Disposed)	No. and Percentage of Shares Held Post-Transaction
19 September 2006	RM4.83 per share	(4,000)	33,000 (representing <0.001% of the issued share capital)

2. Disposal by Loh Lai Phui of 6,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company as set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/ (Disposed)	No. and Percentage of Shares Held Post-Transaction
13 September 2006	RM4.76 per share	(2,000)	11,200 (representing <0.001% of the issued share capital)
14 September 2006	RM4.80 per share	(2,000)	9,200 (representing <0.001% of the issued share capital)
18 September 2006	RM4.84 per share	(2,000)	7,200 (representing <0.001% of the issued share capital)

This announcement is dated 20 September 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38778 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**26/09/2006**

Subject . : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 21,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 28 September 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 28/09/2006 17:14:35

Reference No AA-060928-58132

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
21 September 2006	RM4.94 RM4.98	(2,000) (1,000)	30,000 (representing <0.001% of the issued share capital)

This announcement is dated 28 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38851 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **29/09/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 13,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 3 October 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38899 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**03/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 7,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 5 October 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38922 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**04/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 17,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 9 October 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39005 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **10/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 17,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 13 October 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39043 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 24,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 17 October 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/10/2006 17:22:13
Reference No AA-061013-42434

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Acquisition of New Subsidiaries

* **Contents :-**

The Board of Directors of ASTRO wishes to announce the acquisition of two wholly-owned subsidiaries ("Acquisitions") on 13 October 2006:-

1. Nusantara Seni Karya Sdn Bhd ("Nusantara Seni Karya") (formerly known as Astro Icon Sdn Bhd), a private limited company incorporated in Malaysia, with a paid-up share capital of RM2.00 divided into 2 ordinary shares of RM1.00 each by ASTRO Productions Sdn Bhd ("APSB") for a cash consideration of RM2.00 only. The intended principal activities of Nusantara Seni Karya are the production and distribution of specialised content; and

2. Nusantara Films Sdn Bhd ("Nusantara Films") (formerly known as Aqon.com Sdn Bhd), a private limited company incorporated in Malaysia, with a paid-up share capital of RM2.00 divided into 2 ordinary shares of RM1.00 each by ASTRO Shaw Sdn Bhd ("ASSB") for a cash consideration of RM2.00 only. The intended principal activities of Nusantara Films are the production, acquisition, commissioning and distribution of films.

Both APSB and ASSB are wholly-owned subsidiaries of ASTRO.

The Acquisitions do not have any material effect on the consolidated net assets for the financial year ended 31 January 2006 and are not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Acquisitions.

This announcement is dated 13 October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39130 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 6,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 26 October 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39150 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 21,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 27 October 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39252 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**31/10/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 44,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 2 November 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 31/10/2006 18:29:22
Reference No AA-061018-66126

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Acquisition of New Subsidiaries

* **Contents :-**

The Board of Directors of ASTRO wishes to announce the acquisition of two wholly-owned subsidiaries ("Acquisitions") on 27 October 2006:-

1. South Asia Entertainment Holdings Ltd ("SAEHL"), a Global Business Category 1 private limited company incorporated in Mauritius, with a paid-up share capital of USD1 divided into 1 share of USD1 each by ASTRO Overseas Limited ("AOL") for a cash consideration of USD1 only. SAEHL is intended to be an investment holding company; and

2. South Asia Multimedia Technologies Ltd ("SAMTL"), a Global Business Category 1 private limited company incorporated in Mauritius, with a paid-up share capital of USD1 divided into 1 share of USD1 each by All Asia Radio Technologies Limited ("AART") for a cash consideration of USD1 only. SAMTL is intended to be an investment holding company.

Both AOL and AART are wholly-owned subsidiaries of ASTRO.

The Acquisitions do not have any material effect on the consolidated net assets for the financial year ended 31 January 2006 and are not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Acquisitions.

This announcement is dated 31 October 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39295 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**02/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 67,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 7 November 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 06/11/2006 18:37:39
Reference No AA-061106-52086

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS PLC ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received notifications pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from the following persons (who are deemed as principal officers of the Company for the purpose of Chapter 14 of the Listing Requirements) of their dealings in the shares of the Company outside closed period, details of which are set out below:-

1. Sze Yuet Sim

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
30 October 2006	RM5.00	(2,000)	
3 November 2006	RM5.10	(2,000)	23,000 (representing <0.001% of the issued share capital of the Company

2. Lim Meng Leong

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
2 November 2006	RM5.00	(10,000)	5,000 (representing 0.001% of the issued share capital of the Company

This announcement is dated 6 November 2006,

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39387 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 10,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 13 November 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39447 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **13/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 158,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 15 November 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/11/2006 17:15:24
Reference No AA-061113-43415

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 (a) of the Listing Requirements of Bursa Malaysia Securities Berhad of Intention to Deal in the Shares of the Company during Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification from Sze Yuet Sim (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her intention to deal in the shares of the Company during closed period. The Company is currently in a closed period pending release of its financial results for the third quarter ended 31 October 2006. Details of her shareholdings as at the date of notification are set out below:-

Name of Registered Holder(s)	Total No. of Shares Held	% of the Company's issued share capital
Sze Yuet Sim	23,000	<0.001%

This announcement is dated 13 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39504 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**16/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 115,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 20 November 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39533 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**16/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 307,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 21 November 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 16/11/2006 17:26:30
Reference No AA-061116-36746

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragrah 14.08(c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

Further to the Company's announcement on 13 November 2006 in relation to a notification of intention to deal in the shares of the Company during Closed Period pursuant to Paragraph 14.08(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the Company has today received a notification of dealings from Sze Yuet Sim, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
15 November 2006	RM5.20	(1,000)	22,000 (representing <0.001% of the issued share capital of the Company)

This announcement is dated 16 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39640 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**23/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 276,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 27 November 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39756 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**28/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 172,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 30 November 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39850 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**30/11/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 291,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 4 December 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 30/11/2006 17:32:50
Reference No AA-061130-47627

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragrah 14.08(c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

Further to the Company's announcement on 13 November 2006 in relation to a notification of intention to deal in the shares of the Company during Closed Period pursuant to Paragraph 14.08(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the Company has today received a notification of dealings from Sze Yuet Sim, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
28 November 2006	RM5.60	(2,000)	20,000 (representing <0.001% of the issued share capital of the Company)

This announcement is dated 30 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 05/12/2006 17:51:24
Reference No AA-061205-54411

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08(c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

Further to the Company's announcement on 13 November 2006 in relation to a notification of intention to deal in the shares of the Company during Closed Period pursuant to Paragraph 14.08(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the Company has today received a notification of dealings from Sze Yuet Sim, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
4 December 2006	RM5.60	(4,000)	16,000 (representing <0.001% of the issued share capital of the Company)

This announcement is dated 5 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39968 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/12/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 280,700 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 8 December 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40012 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **08/12/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 190,800 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 12 December 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 17:43:08
Reference No AA-061208-62334

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08(c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

Further to the Company's announcement on 13 November 2006 in relation to a notification of intention to deal in the shares of the Company during Closed Period pursuant to Paragraph 14.08(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the Company has today received a notification of dealings from Sze Yuet Sim, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
6 December 2006	RM5.70	(4,000)	12,000 (representing <0.001% of the issued share capital of the Company)

This announcement is dated 8 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 18:11:05
Reference No AA-061207-60242

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Recurrent Related Party Transactions pursuant to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities")

* **Contents :-**

1. INTRODUCTION

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of Bursa Securities Listing Requirements, the Board of Directors of ASTRO wishes to announce the following recurrent related party transaction of a revenue or trading nature which is necessary for day-to-day operations ("Recurrent Related Party Transaction") entered into between ASTRO and MEASAT Satellite Systems Sdn Bhd ("MSS"), a wholly-owned subsidiary of MEASAT Global Berhad ("MGB"), a related party of ASTRO, which by way of aggregation has exceeded the prescribed limit of RM1.0 million.

2. DETAILS OF CONTRACTING PARTY

MSS was incorporated in Malaysia under the Companies Act, 1965 on 28 August 1992 with an issued and paid up capital of RM300,000,000.00 MSS is principally involved in the operation of a regional satellite network for broadcasting, telecommunications, multimedia and internet application, and investment holding. MSS is the sole licensed commercial satellite operator in Malaysia.

3. DETAILS OF THE RECURRENT RELATED PARTY TRANSACTION

The Recurrent Related Party Transaction is in respect of the lease of 4 Ku-band transponder capacity on the MEASAT-2 satellite from MSS for the transmission of direct-to-home ("DTH") satellite television broadcast by PT Direct Vision ("PTDV") under a Trademark License Agreement entered into earlier between an ASTRO subsidiary and PTDV.

The monthly amount payable for the lease of the transponder capacity is USD333,333.33. For the period between 1 August 2006 and 31 October 2006, the aggregate value of the Recurrent Related Party Transaction amounted to RM3,677,667.00 based on the monthly management accounts of ASTRO made up to 31 October 2006.

4. NATURE OF THE RECURRENT RELATED PARTY TRANSACTION

The Recurrent Related Party Transaction is in the ordinary course of business of ASTRO and has been entered into at arm's length basis, on normal commercial terms and on terms not more favourable to the related party than those generally available to the public.

5. RATIONALE

MSS is the sole licensed commercial satellite operator in Malaysia from whom ASTRO and its subsidiaries have been leasing transponder capacity from time to time for its DTH services. The parties to the joint venture for participation in PTDV are in the final stages of completing the restructured transactional documentation which will be in compliance with Indonesian broadcasting regulations. In the meantime, ASTRO has leased transponder capacity on behalf of PTDV as an interim arrangement.

6. MAJOR SHAREHOLDERS' AND DIRECTORS' INTERESTS

Details of the interests of the major shareholders and Directors of ASTRO and the nature of their relationships to the parties are set out in Appendix I attached hereto.

Appendix I.pdf

Save as disclosed in Appendix I and as far as the Directors are aware, none of the other Directors, major shareholders and/or persons connected to them has any interest, direct or indirect in the Recurrent Related Party Transaction. The interested Director has abstained from voting on the resolution in respect of the Recurrent Related Party Transaction.

7. FINANCIAL EFFECTS

The Recurrent Related Party Transaction does not have any effect on the issued and paid up capital of ASTRO nor will it have any material effect on the earnings and net assets of the ASTRO Group or on the shareholding of its substantial shareholders.

8. STATEMENT BY THE BOARD OF DIRECTORS

The Board of Directors of ASTRO (with the exception of Ralph Marshall who is deemed interested in the Recurrent Related Party Transaction and who has abstained from all Board deliberations and voting in connection therewith) has taken into consideration all aspects of the Recurrent Related Party Transaction and is of the opinion that the Recurrent Related Party Transaction is in the best interests of ASTRO and its subsidiaries.

9. APPROVALS REQUIRED

Based on aggregate value for the period between 1 August 2006 and 31 October 2006 as disclosed under Paragraph 3 above, the Recurrent Related Party Transaction does not require the approval of the shareholders of ASTRO or approvals of any relevant regulatory body.

This announcement is dated 8 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

- Announcement on the lease of 4 Ku-band transponders on the MEASAT-2 satellite by MSS to ASTRO for transmission of its direct-to-home satellite broadcasts.

-Interests of Directors and Major Shareholders as at 30 November 2006

Details of interest of Director of ASTRO and the nature of his relationship are set out below:-

	Directors	Nature of Relationship
1.	Augustus Ralph Marshall ("RM")	ASTRO (as at 30 November 2006) a) RM is a director of ASTRO and several subsidiaries of ASTRO. He is the Deputy Chairman and the Group Chief Executive Officer of ASTRO. b) RM has a direct equity interest over 1,000,000 ordinary shares of 10 pence each ("ASTRO Shares") representing 0.05% of the share capital in ASTRO held through a nominee. RM also holds 2,970,800 options over unissued ASTRO Shares pursuant to ASTRO's 2003 Employee Share Option Scheme and 1,500,000 options over unissued ASTRO Shares pursuant to ASTRO's 2003 Management Share Incentive Scheme. MGB (as at 30 November 2006) a) RM is a director of MSS and MGB. b) RM does not have equity interest in MSS or in MGB.

Details of interests of major shareholders of ASTRO and the nature of their relationships are set out as follows:-

	Major Shareholders	Nature of Relationship
1.	Ananda Krishnan Tatparanandam ("TAK"), Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), and PanOcean Management Limited ("PanOcean")	ASTRO (as at 30 November 2006) a) TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.440% of the share capital of ASTRO by virtue of the following: (i) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest in 479,619,973 ASTRO Shares representing 24.851% of the share capital of ASTRO. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust. As such, TAK does not have any economic or beneficial interest over the ASTRO shares held by UTSB;

		(ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.789% of the share capital of ASTRO, by virtue of his 100% control of the shares of their respective ultimate holding companies viz Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.799% of the share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively. b) TAK is a director of UTSB, Excorp and PanOcean, the major shareholders of ASTRO. <u>MGB (as at 30 November 2006)</u> TAK is a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital of MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly- owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.999% direct equity interest.
2.	Tun Haji Mohammed Hanif bin Omar ("THO")	<u>ASTRO (as at 30 November 2006)</u> a) THO is a major shareholder of ASTRO having a deemed equity over 177,446,535 ASTRO Shares representing 9.194% of the share capital in ASTRO, in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares representing 25% of the issued and paid up share capital in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of each of HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. HTSB Subsidiaries hold the ASTRO Shares under discretionary trusts for Bumiputera objects, and as such THO does not have any economic interest in these ASTRO shares. <u>MGB (as at 30 November 2006)</u> a) THO is a director of MSS. b) THO does not have any equity interest in MSS or in MGB.

Form Version 2.0

Change in Chief Executive Officer

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 18:19:38
Reference No AA-061206-42797

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Date of change	:	**01/02/2007**
* Type of change	:	**Appointment**
* Name	:	**Robert Odendaal**
* Age	:	**45**
* Nationality	:	**British**
* Qualifications	:	**1. Master of Business Administration (MBA), Heriot-Watt University, Edinburgh 2. Fellow Chartered Management Accountant (FCMA) of the Chartered Institute of Management Accountants**
* Working experience and occupation	:	**Robert Odendaal is a Chartered Management Accountant by profession. He was President and Chief Executive Officer of Bell Mobility and Bell Distribution Inc. from 2005 until recently and from 2004 to 2005 was President and Chief Executive Officer of Bell Video Group, including Bell ExpressVu. Prior to joining Bell Canada, Robert worked for British Sky Broadcasting Limited (Sky) from 1996 to 2003 in various Executive and Director roles where he was involved in all major operational aspects from strategy and management to identifying and implementing new video and interactive services to Sky's extensive customer base, and from platform security and customer management to new business development, including merger and acquisition activities.**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**

Remarks :

The appointment of Robert Odendaal as the Chief Executive Officer of ASTRO ALL ASIA NETWORKS plc will take effect on 1 February 2007.

Form Version 2.0

Change in Boardroom

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 18:19:40
Reference No AA-061206-54445

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

---

* Date of change	:	**01/02/2007**
* Type of change	:	**Others** Please furnish details of the other type of change in the REMARKS below.
* Designation	:	**Others**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Augustus Ralph Marshall**
* Age	:	**55**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. Associate of the Institute of Chartered Accountants in England and Wales** **2. Member of the Malaysian Institute of Certified Public Accountants**
* Working experience and occupation	:	**Ralph Marshall is the Deputy Chairman and Group Chief Executive Officer (Group CEO) of ASTRO ALL ASIA NETWORKS plc (ASTRO) since August 2003 and September 2003 respectively. Ralph also serves as a director of MEASAT Broadcast Network Systems Sdn Bhd, the leading provider of Direct-To-Home satellite television in Malaysia since 1994 prior to commencement of the operations of the Group and was MBNS' Chief Executive Officer until May 2006. He has some 30 years experience in financial and general management.**
* Directorship of public companies (if any)	:	**1. Maxis Communications Berhad** **2. MEASAT Global Berhad** **3. KLCC Property Holdings Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**

* Details of any interest in the securities of the listed issuer or its subsidiaries : **Ralph has a direct equity interest over 1,000,000 ordinary shares of 10 pence each in ASTRO. He further holds 2,970,800 options over unissued shares in ASTRO pursuant to the 2003 Employee Share Option Scheme and 1,500,000 options over unissued shares in ASTRO pursuant to the 2003 Management Share Incentive Scheme.**
* Compliance with Paragraph 15.02 of the Listing Requirements : ● **Yes** ○ **No**

Remarks :

Ralph Marshall will relinquish his positions as Deputy Chairman and Group CEO and assume the role of Executive Deputy Chairman with effect from 1 February 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 18:19:41
Reference No AA-061208-64675

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN" or the "Company") - Appointment of Chief Executive Officer

* **Contents :-**

The Board of Directors is pleased to announce the appointment of Robert Odendaal as Chief Executive Officer of ASTRO ALL ASIA NETWORKS plc. The appointment takes effect from 1 February 2007.

As CEO of AAAN, Robert will have overall responsibility for implementing Board strategies and decisions to optimise returns and enhance earnings and shareholder value. Robert will work closely with the respective heads of the operating and regional entities, as well as support units, to improve efficiencies and build synergies across the Group.

With effect from February 1, 2007, Ralph Marshall, currently Deputy Chairman and Group CEO, will relinquish his position as Group CEO and assume the role of Executive Deputy Chairman. In this role, Marshall will continue to provide leadership, promote governance and advance relationships with regulators and key stakeholders. In addition, he will develop strategy for growth in collaboration with the CEO and focus on international best practices, community affairs and talent development across the Group.

Commenting on the new CEO appointment, Marshall said: "Strategy execution is an extremely important function for the Group and has been a key objective of the Board. Robert brings with him extensive hands-on experience and expertise in satellite broadcasting and multi-media platforms, having successfully dealt with technology and customer-related issues which are not dissimilar to

those of Astro's when he was with Bell ExpressVu, Canada's largest and fastest growing digital satellite TV provider with approximately US$1 billion revenues and 1.8 million customers.

"In addition, he is well-positioned to expand our current satellite broadcasting capabilities to new media products given his experience in distribution platforms -- from satellite to wireless as well as wire-line and industry-leading Internet Protocol-based solutions for the distribution of TV content.

"Robert's appointment is an integral part of our succession planning and complements the appointment of Rohana Rozhan as Chief Executive Officer of Astro TV in Malaysia and, more recently, of Grant Ferguson as Chief Financial Officer for the group. We are pleased that we now have in place a strong leadership and senior management team of Malaysians and international professionals with the relevant experience and skill sets to take us to our next phase of growth."

Robert previously worked for British Sky Broadcasting (Sky) from 1996 to 2003 where he was involved in all major operational aspects of the business - from strategy and management, to identifying and introducing new video and interactive services to Sky's extensive customer base, and from platform security and customer management to new business development.

Until most recently, Robert was President and Chief Executive Officer of Bell Mobility and Bell Distribution Inc, and prior to this, President and Chief Executive Officer of Bell Video Group (including Bell ExpressVu) where he was responsible for the strategic direction and day-to-day management of its wireless and distribution businesses across Canada. Bell Mobility is Canada second largest wireless carrier with revenues approaching US$3.5billion and 5.7 million customers.

An accountant with a MBA degree from Heriot-Watt University in Edinburgh, United Kingdom, Mr Odendaal also worked as Commercial Manager of Digital Broadcasting for the British Broadcasting Corporation (BBC).

This announcement is dated 8 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 18:34:56
Reference No AA-061208-64160

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press release on the financial results for the third quarter ended 31 October 2006

* **Contents :-**

Please find attached the press release on the financial results of ASTRO ALL ASIA NETWORKS plc for the third quarter ended 31 October 2006.

Q3FY2007 Press Release.p

This announcement is dated 8 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 31 October 2006 which should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
	Note	QUARTER ENDED 31/10/2006	QUARTER ENDED 31/10/2005	+ -	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005	+ -
		RM'm	RM'm	%	RM'm	RM'm	%
Revenue	8	553.8	507.5	+9	1,645.9	1,480.1	+11
Cost of sales (excluding set-top box subsidies)		(276.7)	(252.8)		(801.7)	(716.8)	
Gross profit (excluding set-top box subsidies)		277.1	254.7		844.2	763.3	
Set-top box subsidies		(37.3)	(68.5)		(128.7)	(209.5)	
Gross profit		239.8	186.2	+29	715.5	553.8	+29
Other operating income		3.0	1.9		8.7	5.6	
Marketing and distribution costs		(44.9)	(46.5)		(129.1)	(129.3)	
Administrative expenses		(77.9)	(78.4)		(240.3)	(242.8)	
Profit from operations (1)	8	120.0	63.2	+90	354.8	187.3	+89
Finance costs		(7.1)	(12.5)		(25.0)	(35.9)	
Finance income		10.7	6.1		36.8	21.4	
Share of post tax results from associates & overseas investments (2) (3)		(26.4)	2.5		(54.3)	3.9	
Profit before taxation		97.2	59.3	+64	312.3	176.7	+77
Taxation	15	(31.4)	(4.8)		(87.0)	(42.0)	
Profit for the period		65.8	54.5	+21	225.3	134.7	+67
Attributable to:							
Equity holders of the Company		68.0	56.5	+20	231.5	140.3	+65
Minority interest		(2.2)	(2.0)		(6.2)	(5.6)	
		65.8	54.5		225.3	134.7	

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/2006	QUARTER ENDED 31/10/2005	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005
Earnings per share:	26	Sen	Sen	Sen	Sen
- Basic		3.53	2.94	12.01	7.30
- Diluted*		3.52	2.92	11.98	7.24

(*) The diluted earnings per share is calculated based on the dilutive effects of 60,068,250 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/2006	QUARTER ENDED 31/10/2005	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant and equipment	18.9	14.1	49.1	44.3
Amortisation of film library and programme rights	29.7	46.6	99.5	116.2
Amortisation of other intangible assets	7.5	5.9	20.1	14.9
Impairment of film library and programme rights	-	-	2.4	-

(2) Included in "share of post tax results from associates & overseas investments" is an amount of RM28.5m (nine months ended 31 October 2006 : RM56.6m) reflecting the current estimate of the Group's share of start-up losses for the current quarter in PT Direct Vision ("PTDV") under IAS 31 – 'Interests in Joint Ventures' on an equity accounting basis (See note 18 (a)(2)).

(3) In accordance with IAS 28 – 'Investments in Associates', the Group has not recognised losses amounting to RM60.4m arising in associates and joint ventures.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/10/2006 RM'm	AS AT 31/01/2006 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	324.7	288.4
Associates		178.2	166.1
Jointly controlled entity		5.1	-
Deferred tax assets		435.8	513.4
Other financial assets		34.4	23.8
Film library and programme rights		290.7	273.2
Other intangible assets [(1)]		144.3	187.0
		1,413.2	1,451.9
CURRENT ASSETS			
Inventories		59.3	45.8
Receivables and prepayments		533.8	481.8
Other financial assets			
- Derivative financial instruments		11.0	15.1
Tax recoverable		0.1	8.5
Cash and cash equivalents		1,048.0	848.1
		1,652.2	1,399.3
CURRENT LIABILITIES			
Trade and other payables		915.1	741.9
Other financial liabilities			
- Borrowings (interest bearing)	19	36.8	34.4
Current tax liabilities		4.4	1.3
		956.3	777.6
NET CURRENT ASSETS		695.9	621.7
NON-CURRENT LIABILITIES			
Payables		187.4	248.3
Deferred tax liabilities		12.5	12.1
Other financial liabilities			
- Borrowings (interest bearing)	19	-	26.5
		199.9	286.9
NET ASSETS		1,909.2	1,786.7

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/10/2006 RM'm	AS AT 31/01/2006 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,196.1**	1,195.4
Share premium		**14.1**	11.0
Merger reserve		**518.4**	518.4
Exchange reserve		**(16.9)**	(5.8)
Hedging reserve		**11.0**	15.4
Other reserve		**54.5**	40.6
Retained earnings/(accumulated losses)		**123.5**	(2.8)
		1,900.7	1,772.2
Minority interests		**8.5**	14.5
Total equity		**1,909.2**	1,786.7
NET ASSETS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RM) [2]		**0.99**	0.92

Notes:

(1) Other intangible assets consist of software costs of RM92.9m (including broadcast facility at Cyberjaya of RM39.0m) (31/01/2006: RM118.5m), rights and licenses of RM38.6m (31/01/2006: RM47.4m), remastering costs of RM12.5m (31/01/2006: RM20.8m) and goodwill on consolidation of RM0.3m (31/01/2006: RM0.3m).

(2) Net assets attributable to equity holders of the Company of RM1,900.7m (31/01/2006: RM1,772.2m) are stated after the writing off of total subsidised set-top box equipment costs cumulative to-date of RM1,784.5m (31/01/2006: RM1,655.8m).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Nine months ended 31/10/2006	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7
Currency translation differences	-	-	-	-	(11.1)	-	-	-	(11.1)	-	(11.1)
Cash flow hedge:											
- Fair value gain on hedging instrument	-	-	-	-	-	3.9	-	-	3.9	-	3.9
- Transferred to profit or loss for the period	-	-	-	-	-	(8.3)	-	-	(8.3)	-	(8.3)
Net income recognised directly in equity	-	-	-	-	(11.1)	(4.4)	-	-	(15.5)	-	(15.5)
Profit for the period	-	-	-	-	-	-	-	231.5	231.5	(6.2)	225.3
Total recognised income	-	-	-	-	(11.1)	(4.4)	-	231.5	216.0	(6.2)	209.8
Share options:											
- Proceeds from shares issued	1.0	0.7	3.1	-	-	-	-	-	3.8	-	3.8
- Value of employee services	-	-	-	-	-	-	14.7	-	14.7	-	14.7
- Transfer upon exercise	-	-	-	-	-	-	(0.8)	0.8	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	0.2	0.2
Dividend	-	-	-	-	-	-	-	(106.0)	(106.0)	-	(106.0)
	1.0	0.7	3.1	-	-	-	13.9	(105.2)	(87.5)	0.2	(87.3)
As at 31 October 2006	1,928.3	1,196.1	14.1	518.4	(16.9)	11.0	54.5	123.5	1,900.7	8.5	1,909.2

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Nine months ended 31/10/2005	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005											
- as previously reported	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	1,559.4	-	1,559.4
- prior year adjustment	-	-	-	-	-	-	12.3	(12.3)	-	-	-
- as restated	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	12.3	(2,279.7)	1,559.4	-	1,559.4
Currency translation differences	-	-	-	-	(1.7)	-	-	-	(1.7)	-	(1.7)
Cash flow hedge: - Fair value gain on hedging instrument	-	-	-	-	-	17.7	-	-	17.7	-	17.7
Net income recognised directly in equity	-	-	-	-	(1.7)	17.7	-	-	16.0	-	16.0
Profit for the period	-	-	-	-	-	-	-	140.3	140.3	(5.6)	134.7
Total recognised income	-	-	-	-	(1.7)	17.7	-	140.3	156.3	(5.6)	150.7
Share options: - Proceeds from shares issued	1.6	1.1	4.8	-	-	-	-	-	5.9	-	5.9
- Value of employee services	-	-	-	-	-	-	37.8	-	37.8	-	37.8
- Transfer upon exercise	-	-	-	-	-	-	(0.3)	0.3	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	15.4	15.4
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	6.3	6.3
Dividends	-	-	-	-	-	-	-	(76.9)	(76.9)	-	(76.9)
Transfer of share premium upon cancellation	-	-	(2,122.6)	-	-	-	-	2,122.6	-	-	-
	1.6	1.1	(2,117.8)	-	-	-	37.5	2,046.0	(33.2)	21.7	(11.5)
As at 31 October 2005	1,924.0	1,193.3	1.1	518.4	(2.8)	16.1	49.8	(93.4)	1,682.5	16.1	1,698.6

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	225.3	134.7
Contra arrangements – revenue	(1.1)	(2.7)
Value of employee services – share options	14.7	37.8
Interest income	(25.1)	(19.8)
Interest expense	17.5	29.9
Gain from interest rate swap contract	(11.5)	-
Unrealised foreign exchange gain	(0.1)	(1.4)
Taxation	87.0	42.0
Property, plant and equipment		
- Depreciation	49.1	44.3
- Gain on disposal	(0.3)	(0.2)
Film library and programme rights		
- Amortisation	99.5	116.2
- Impairment	2.4	-
Other intangible assets		
- Amortisation	20.1	14.9
Dilution of interest in a subsidiary	(0.5)	-
Share of post tax results from associates & overseas investments	54.3	(3.9)
	531.3	391.8
Changes in working capital:		
Film library and programme rights	(129.1)	(87.6)
Inventories	(13.5)	(16.1)
Receivables and prepayments	(84.9)	(56.1)
Payables	128.7	78.3
Cash generated from operations	432.5	310.3
Income tax refunded/(paid)	2.3	(5.1)
Interest received	20.5	18.8
Net cash flow from operating activities	455.3	324.0

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary, net of cash acquired	-	(26.3)
Investment in an associate	(14.5)	-
Purchase of other financial assets	(11.4)	(24.2)
Investment in a jointly controlled entity	(5.1)	-
Proceeds from disposal of an associate	-	1.4
Proceeds from shares issued to minority interests	0.8	-
Proceeds from disposal of property, plant and equipment	0.6	0.5
Acquisition of intangible assets	(18.5)	(45.3)
Purchase of property, plant and equipment	(80.1)	(26.8)
Net cash flow from investing activities	(128.2)	(120.7)
*Net cash flow from operating and investing activities**	*327.1*	*203.3*
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(106.0)	(76.9)
Interest paid	(11.1)	(18.8)
Proceeds from borrowings	-	8.0
Gain from interest rate swap contract	11.3	-
Issuance of shares pursuant to exercise of share options	3.8	5.9
Repayment of finance lease liabilities	(24.1)	(21.9)
Repayment of borrowings	-	(7.2)
Net cash flow from financing activities	(126.1)	(110.9)
Net effect of currency translation on cash and cash equivalents	(1.1)	(0.1)
NET INCREASE IN CASH AND CASH EQUIVALENTS	199.9	92.3
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	848.1	966.5
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,048.0	1,058.8

(*) Represents free cash flow.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the audited statutory financial statements for the financial year ended 31 January 2006.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of customer base.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.3	1.2	1.0	3.8

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

During the current quarter, the following dividends were paid:

	Total RM'm
A final tax-exempt dividend of 3.5 sen per share in respect of financial year ended 31 January 2006, paid on 25 August 2006	67.5
An interim tax-exempt dividend of 2.0 sen per share in respect of financial year ending 31 January 2007, paid on 19 October 2006	38.5
	106.0

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Malaysian Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services in Malaysia.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/06	QUARTER ENDED 31/10/05	NINE MTHS ENDED 31/10/06	NINE MTHS ENDED 31/10/05
	RM'm	RM'm	RM'm	RM'm
Revenue				
Malaysian Multi channel television				
External revenue	498.3	448.7	1,473.7	1,317.5
Inter-segment revenue	0.1	0.1	0.2	1.0
Multi channel television revenue	498.4	448.8	1,473.9	1,318.5
Radio				
External revenue	38.2	38.2	107.1	102.9
Inter-segment revenue	0.9	0.9	2.6	2.4
Radio revenue	39.1	39.1	109.7	105.3
Library licensing and distribution				
External revenue	10.2	8.9	36.7	33.6
Inter-segment revenue	5.6	2.6	12.4	7.6
Library licensing and distribution revenue	15.8	11.5	49.1	41.2
Others				
External revenue	7.1	11.7	28.4	26.1
Inter-segment revenue	81.6	64.9	228.1	186.3
Others revenue	88.7	76.6	256.5	212.4
Total reportable segments	642.0	576.0	1,889.2	1,677.4
Eliminations	(88.2)	(68.5)	(243.3)	(197.3)
Total group revenue	553.8	507.5	1,645.9	1,480.1
Profit/(loss) from operations by segment				
Malaysian Multi channel television	127.8	82.8	387.2	237.2
Radio	16.0	13.2	40.4	33.9
Library licensing and distribution	(11.0)	(21.4)	(32.2)	(56.1)
Others/eliminations	(12.8)	(11.4)	(40.6)	(27.7)
Profit from operations	120.0	63.2	354.8	187.3

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 October 2006, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 8 December 2006.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Acquisition of wholly-owned subsidiaries

(1) Nusantara Radio Holdings Limited ("Nusantara Radio")
On 2 August 2006, All Asia Radio Technologies Limited acquired 1 share of HK$1.00 each in Nusantara Radio, a private limited company incorporated in Hong Kong, for a cash consideration of HK$1.00. The intended principal activity of Nusantara Radio is investment holding.

(2) ASTRO Entertainment Sdn Bhd ("ASTRO Entertainment")
On 2 August 2006, ASTRO All Asia Entertainment Networks Limited acquired 2 shares of RM1.00 each in ASTRO Entertainment, a private limited company incorporated in Malaysia, for a cash consideration of RM2.00. The intended principal activities of ASTRO Entertainment are the creation, aggregation and distribution of content.

(3) Nusantara Seni Karya Sdn Bhd ("Nusantara Seni Karya")
On 13 October 2006, ASTRO Productions Sdn Bhd acquired 2 shares of RM1.00 each in Nusantara Seni Karya, a private limited company incorporated in Malaysia, for a cash consideration of RM2.00. The intended principal activities of Nusantara Seni Karya are the production and distribution of specialised content.

(4) Nusantara Films Sdn Bhd ("Nusantara Films")
On 13 October 2006, ASTRO Shaw Sdn Bhd acquired 2 shares of RM1.00 each in Nusantara Films, a private limited company incorporated in Malaysia, for a cash consideration of RM2.00. The intended principal activities of Nusantara Films are the production, acquisition, commissioning and distribution of films.

(5) South Asia Entertainment Holdings Ltd ("SAEHL")
On 27 October 2006, ASTRO Overseas Limited acquired 1 share of USD1.00 each in SAEHL, a Global Business Category 1 private limited company incorporated in Mauritius, for a cash consideration of USD1.00. SAEHL is intended to be an investment holding company.

(6) South Asia Multimedia Technologies Ltd ("SAMTL")
On 27 October 2006, All Asia Radio Technologies Limited acquired 1 share of USD1.00 each in SAMTL, a Global Business Category 1 private limited company incorporated in Mauritius, for a cash consideration of USD1.00. SAMTL is intended to be an investment holding company.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 October 2006, the Group has provided guarantees to third parties amounting to RM35.8m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 31 October 2006.

13. COMMITMENTS

As at 31 October 2006, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	28.5	120.4	148.9
Investment in an associate	18.1	-	18.1
Film library and programme rights	152.8	40.9	193.7
Non-cancellable operating lease	22.2	-	22.2
	221.6	161.3	382.9

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

Maxis Communications Berhad is an associate of UTSB. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
SRG Asia Pacific Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	A director of a subsidiary of the Company within the past 12 months is also a partner of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE NINE MTHS ENDED 31/10/06	AMOUNTS (*) DUE FROM/(TO) AS AT 31/10/06
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	8.2	5.4
Maxis Broadband Sdn Bhd	2.1	1.7
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	10.9	(10.9)
Valuelabs	5.9	(0.9)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	5.9	(2.6)
Interaction call center services from:		
SRG Asia Pacific Sdn Bhd	8.0	(6.7)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	10.5	(3.2)

(*) Represents amounts outstanding on transactions entered into during the nine months ended 31 October 2006.

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/06	QUARTER ENDED 31/10/05	NINE MTHS ENDED 31/10/06	NINE MTHS ENDED 31/10/05
	RM'm	RM'm	RM'm	RM'm
Current tax	(2.1)	(1.6)	(9.1)	(5.8)
Deferred tax	(29.3)	(3.2)	(77.9)	(36.2)
	(31.4)	(4.8)	(87.0)	(42.0)

The Group's effective tax rates for the current quarter and nine months ended 31 October 2006 of 32.3% and 27.9% respectively are based on an estimate of the tax charge for the year and are higher than the Malaysian statutory tax rate mainly due to:-

i) losses in foreign subsidiaries, associates & overseas investments and certain Malaysian subsidiaries which were not available for tax relief at Group level;
ii) adjustment to deferred tax assets/liabilities due to the change in Malaysian statutory tax rate for 2007, from 28% to 27%;
iii) non-deductibility of certain operating expenses for tax purposes; partially offset by,
iv) the utilisation of unabsorbed Investment Tax Allowance ("ITA") in a subsidiary.

The full effect of the benefits of ITA is not recognised in the current quarter and nine months ended 31 October 2006 in order to provide for tax on the basis of the likely tax rate for the full year as required under IFRS.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter and year-to-date.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter and year-to-date.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") that is no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) **Status of corporate proposals announced (continued)**

RAPS had on 5 January 2006 commenced a member's voluntary winding-up. As at 8 December 2006, the winding-up of RAPS has not been completed.

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision ("PTDV"), with an initial commitment of USD15.3m and shareholder loan facilities of USD35m.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the *Astro* trademark.

As of 8 December 2006, the parties are in the final stages of completing the restructured transactional documentation which will be in compliance with Indonesian broadcast regulations to replace the SSA which has been allowed to lapse on 31 July 2006.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia (continued)

As at 31 October 2006, the Group has incurred costs of RM191.1m in respect of the business of PTDV, which include capital and operational expenditure and other services provided to PTDV. Such amounts have been included in Receivables and Fixed Assets pending the finalization of various agreements.

Having regard to the status of the corporate proposal and pending the completion of the final agreements, in accordance with IAS 31 – 'Interests in Joint Ventures', the Group has accounted for RM56.6m being its share of the start up losses of PTDV on an equity accounting basis up to the amount of the proposed long term investment as envisaged in the draft agreements. The exact financial impact of the investment and the related accounting will be determined after the agreements are finalised.

Other than as disclosed above, there were no incomplete corporate proposals as at 8 December 2006.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 8 December 2006, all the proceeds raised during the Initial Public Offering (amounting to RM2,029.9m) have been utilised except for RM19.0m which was proposed to be for payment for equity in an associate, TVB Publishing Holding Limited, which has not yet been called.

19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 31 October 2006 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – USD0.5m	1.9	-	1.9
Finance lease liabilities[2]	34.9	-	34.9
	36.8	-	36.8

Notes:

(1) A standby letter of credit has been provided as security.

(2) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(3) All the assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, were pledged as security under Bank Pembangunan Malaysia Berhad ("BPI") Facilities ("the BPI Facilities").

The rights, titles, interests and benefits of MBNS of the following were also assigned for the BPI Facilities:

(i) All Asia Broadcast Centre leased land;
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policies; and
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

Further to MBNS' and Digicast's release from all liabilities and obligations under the relevant facility agreement and security documents, the securities have been fully discharged as of 2 November 2006.

(4) The Company has obtained a USD300m Guaranteed Term and Revolving Facilities on 18 October 2004 ("the USD Facilities") arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The USD Facilities which comprise Tranche A (USD150m), Tranche B (USD75m) and Tranche C (USD75m), will be guaranteed by MBNS and Airtime Management and Programming Sdn Bhd ("AMP") and used to reimburse debt settlement and/or to finance general corporate purposes and working capital of the Company and its subsidiaries. AMP and MBNS have on 7 March 2006 and 13 October 2006, respectively, provided guarantees in favour of the lenders under the USD Facilities.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no off balance sheet financial instruments as at 8 December 2006. The Group adopts IAS 39 – 'Financial Instruments: Recognition and Measurement' which requires all financial instruments to be recognised in the financial statements.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 8 December 2006.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Third Quarter 2007) against the preceding quarter (Second Quarter 2007)

For the quarter ended 31 October 2006, Group revenue decreased to RM553.8m, while EBITDA increased to RM146.4m. Net profit decreased to RM68.0m.

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2006	SECOND QUARTER 31/07/2006	THIRD QUARTER 31/10/2006	SECOND QUARTER 31/07/2006
Consolidated Performance				
Total Revenue	**553.8**	569.1		
Customer Acquisition Costs (CAC)[2]	**61.2**	85.3		
EBITDA[3]	**146.4**	126.6		
EBITDA Margin (%)	**26.4**	22.2		
Net Profit	**68.0**	73.0		
Free Cash Flow[4]	**164.5**	49.4		
Net Increase in Cash	**46.0**	50.0		
Capital expenditure[5]	**15.6**	53.7		
(i) Malaysian Multi channel TV(MC-TV)[1]				
Subscription revenue	**449.9**	453.4		
Advertising revenue	**37.1**	43.5		
Other revenue	**11.4**	8.9		
Total revenue	**498.4**	505.8		
CAC[2]	**61.2**	85.3		
EBITDA[3]	**148.9**	132.6		
EBITDA Margin (%)	**29.9**	26.2		
Capital expenditure[5]	**9.5**	29.2		
Total subscriptions-net additions ('000)			62	101
Total subscriptions-end of period ('000)			2,149	2,087
Residential customers-net additions ('000)			56	91
Residential customers-end of period ('000)			1,970	1,914

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Third Quarter 2007) against the preceding quarter (Second Quarter 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2006	SECOND QUARTER 31/07/2006	THIRD QUARTER 31/10/2006	SECOND QUARTER 31/07/2006
(i) Malaysian Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential customer (RM)			78	79
MAT Churn (%)			10.6	11.9
CAC per set-top box sold (RM)			683	617
Content cost (RM per customer per mth)			25	27
(ii) Radio[1]				
Revenue	39.1	37.4		
EBITDA[3]	18.0	17.1		
EBITDA Margin (%)	46.0	45.7		
Listeners ('000)[6]			10,934	11,300
Share of radio adex (%)[7]			83	81
(iii) Library Licensing and Distribution[1]				
Revenue	15.8	17.2		
EBITDA[3]	(10.6)	(9.9)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			23	21
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			2,018	1,949
Malaysian film production – theatrical release			-	1

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MCTV – RM0.1m [Q3FY07], RM0.1m [O2FY07]; Radio – RM0.9m [Q3FY07], RM1.1m [Q2FY07]; Library Licensing – RM5.6m [Q3FY07], RM3.8m [Q2FY07]).
2. Customer acquisition cost for the period under review, is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and share of post tax results from associates & overseas investments.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2006 and Sweep 1, 2006 performed by NMR in September 2006 and April 2006 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2007) against the preceding quarter (Second Quarter 2007) (continued)

Consolidated Performance

Turnover

For the current quarter under review, Group revenue decreased by RM15.3m or 2.7% to RM553.8m from RM569.1m in the preceding quarter, due to lower revenue from MC-TV and Library Licensing and Distribution, partially offset by higher advertising revenue from Radio. Revenue in MC-TV was lower primarily due to lower air time sales and an adjustment of RM10.0m in subscription revenue as we resolve issues associated with our Customer Relationship Management ("CRM") system.

EBITDA

Group EBITDA increased to RM146.4m from RM126.6m in the preceding quarter, largely due to lower customer acquisition and content costs in MC-TV, partially offset by lower consolidated revenue.

Cash Flow

Free cash flow generated was RM164.5m compared to RM49.4m in the preceding quarter, as a result of higher operating cash flows and lower capital expenditure, partially offset by an increase in investing activities.

Net increase in cash of RM46.0m compared to an increase of RM50.0m in the preceding quarter was slightly lower, mainly due to dividends paid in the quarter offsetting higher free cash generated.

Capital Expenditure

Group capital expenditure was RM15.6m mainly from expenditure on the broadcast facility at Cyberjaya and other equipment.

Net Profit

Group net profit decreased to RM68.0m from RM73.0m, mainly due to higher share of post tax results from associates & overseas investments.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2007) against the preceding quarter (Second Quarter 2007) (continued)

Malaysian Multi channel TV

MC-TV achieved total revenue of RM498.4m, which was RM7.4m or 1.5% lower than the preceding quarter, primarily due to lower air time sales and an adjustment of RM10.0m in subscription revenue as we resolve issues associated with our Customer Relationship Management ("CRM") system.

While end of period residential customers increased by 56,500 to 1,970,000, net additions were lower than the 91,200 in the previous quarter due to the unusually high take-up in that quarter from interest in the FIFA World Cup and Akademi Fantasia 4. Third quarter net additions were the result of targeted marketing focused on the Deepavali and Hari Raya festive celebrations and more stringent customer verification procedures that continue to have a positive impact on churn.

Residential customer ('000)	Third Quarter 2007	Second Quarter 2007	Variance
Gross additions	82.7	123.1	(40.4)
Churn	(26.2)	(31.9)	5.7
Net additions	56.5	91.2	(34.7)

MAT churn improved to 10.6% from 11.9% in the preceding quarter.

ARPU was RM77.7 compared to RM78.6 in the preceding quarter resulting from lower subscription revenue.

CAC per box sold of RM683 increased by RM66 from RM617 in the preceding quarter mainly due to higher sales and marketing costs.

Radio

Radio revenue of RM39.1m was RM1.7m or 4.5% higher than RM37.4m in the preceding quarter mainly due to higher radio advertising revenue.

Library Licensing and Distribution

Revenue of RM15.8m for Library Licensing and Distribution was RM1.4m or 8.1% lower than RM17.2m in the preceding quarter. The decrease was due to lower revenue from Shaw titles and sale of program blocks, partially offset by higher channel licensing income.

(B) Performance of the current nine months ended 31 October 2006 (YTD October 2006) against the corresponding nine months ended 31 October 2005 (YTD October 2005)

Group revenue for YTD October 2006 increased to RM1,645.9m while EBITDA increased to RM424.0m. Group net profit also increased to RM231.5m.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

(B) Performance of the current nine months ended 31 October 2006 (YTD October 2006) against the corresponding nine months ended 31 October 2005 (YTD October 2005) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005	**NINE MTHS ENDED 31/10/2006**	NINE MTHS ENDED 31/10/2005
Consolidated Performance				
Total Revenue	**1,645.9**	1,480.1		
Customer Acquisition Costs (CAC)[2]	**196.6**	284.0		
EBITDA[3]	**424.0**	246.5		
EBITDA Margin (%)	**25.8**	16.7		
Net Profit	**231.5**	140.3		
Free Cash Flow[4]	**327.1**	203.3		
Net Increase in Cash	**199.9**	92.3		
Capital expenditure[5]	**98.8**	68.7		
(i) **Malaysian Multi channel TV(MC-TV)**[1]				
Subscription revenue	**1,335.8**	1,211.6		
Advertising revenue	**108.7**	81.6		
Other revenue	**29.4**	25.3		
Total revenue	**1,473.9**	1,318.5		
CAC[2]	**196.6**	284.0		
EBITDA[3]	**436.2**	278.3		
EBITDA Margin (%)	**29.6**	21.1		
Capital expenditure[5]	**65.8**	59.6		
Total subscriptions-net additions ('000)			**208**	217
Total subscriptions-end of period ('000)			**2,149**	1,915
Residential customers-net additions ('000)			**186**	197
Residential customers-end of period ('000)			**1,970**	1,763
ARPU – residential customer (RM)			**78**	79
MAT Churn (%)			**10.6**	10.6
CAC per set-top box sold (RM)			**652**	755
Content cost (RM per customer per mth)			**25**	26

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2006 (YTD October 2006) against the corresponding nine months ended 31 October 2005 (YTD October 2005) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005	NINE MTHS ENDED 31/10/2006	NINE MTHS ENDED 31/10/2005
(ii) Radio[1]				
Revenue	109.7	105.3		
EBITDA[3]	47.3	39.0		
EBITDA Margin (%)	43.1	37.0		
Listeners ('000)[6]			10,934	11,227
Share of radio adex (%)[7]			80	80
(iii) Library Licensing and Distribution[1]				
Revenue	49.1	41.2		
EBITDA[3]	(31.0)	(54.7)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			72	92
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			1,950	1,744
Malaysian film production – theatrical release			1	1

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MCTV – RM0.2m [YTD Oct 06], RM1.0m [YTD Oct 05]; Radio – RM2.6m [YTD Oct 06], RM2.4m [YTD Oct 05]; Library Licensing – RM12.4m [YTD Oct 06], RM7.6m [YTD Oct 05]).
2. Customer acquisition cost for the period under review is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and share of post tax results from associates & overseas investments.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2006 and Sweep 2, 2005 performed by NMR in September 2006 and October 2005 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2006 (YTD October 2006) against the corresponding nine months ended 31 October 2005 (YTD October 2005) (continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenue of RM1,645.9m which was RM165.8m or 11.2% higher than RM1,480.1m recorded for YTD October 2005. The increase was mainly driven by higher subscription revenue from MC-TV, which rose RM124.2m or 10.3% primarily due to an enlarged customer base. Advertising revenue from MC-TV and Radio also increased by RM31.5m, while Library Licensing and Distribution revenue improved by RM7.9m to RM49.1m.

EBITDA

Group EBITDA of RM424.0m increased by RM177.5m or 72.0% from RM246.5m for YTD October 2005. The improvement was due to revenue growth and lower customer acquisition costs in MC-TV, partially offset by higher content costs in MC-TV and overheads.

Cash Flow

Free cash flow generated was RM327.1m compared to RM203.3m for YTD October 2005, mainly due to higher operating profits, partially offset by higher capital expenditure and other investing activities.

The net increase in cash of RM199.9m compared to an increase of RM92.3m for YTD October 2005 was mainly due to higher free cash generated.

Capital Expenditure

Group capital expenditure totalled RM98.8m mainly from capital expenditure incurred for PTDV, the broadcast facility at Cyberjaya and other equipment.

Net Profit

Group net profit of RM231.5m improved by RM91.2m over net profit of RM140.3m for YTD October 2005. The increase was attributable to improved EBITDA, higher finance income, lower finance costs, partially offset by higher tax expense and share of post tax results from associates & overseas investments.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2006 (YTD October 2006) against the corresponding nine months ended 31 October 2005 (YTD October 2005) (continued)

Malaysian Multi channel TV

MC-TV total revenue of RM1,473.9m was RM155.4m or 11.8% higher than YTD October 2005. The increase was driven by higher subscription and advertising revenue as a result of continuing growth in the business.

Residential customer net additions were 186,200 which decreased by 10,500 or 5.3% compared to 196,700 for YTD October 2005.

MAT churn remains unchanged at 10.6%.

ARPU of RM77.9 was lower than YTD October 2005 ARPU of RM79.1 due to lower subscription revenue from changes in customer mix resulting in higher take-ups of lower-priced packages by new customers, offset by higher interactive services income.

CAC per box sold of RM652 decreased by RM103 from RM755 for YTD October 2005 mainly due to the reduction in set-top box contract price.

Radio

Radio's revenue of RM109.7m was RM4.4m or 4.2% higher than RM105.3m for YTD October 2005. This improvement was driven by higher radio advertising revenue.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM49.1m which was RM7.9m or 19.2% higher than RM41.2m for YTD October 2005. The increase was principally due to higher channel licensing revenue and other film content distribution revenue, partially offset by lower distribution licensing income from Shaw titles.

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2007

The planned launch of M3 next week will enable us to substantially expand our products and services, providing more choice and flexibility in catering to our customers viewing needs. These services are planned for launch in mid-2007.

To support the enhanced services, we expect to incur additional costs and capital expenditure as we secure programming, create new channels and refresh our infrastructure, including system enhancements to our Customer Relationship Management and Billing system. Whilst we are encouraged by the stability of the CRM that has been achieved on past issues, we have, in the upgrading process, encountered issues in the 4th Quarter which have somewhat impacted our service levels. We expect these issues may arise from time to time as we continue to enhance our systems and infrastructure in order to launch our expanded services. We have taken the necessary measures to mitigate the adverse impact of such occurrences, as and when they arise.

In Indonesia, we await formal authorisation of satellite landing rights in order to finalise the shareholder and related transactional documentation relating to our proposed investment in PT Direct Vision, which is expected to incur further start-up losses. However, we do not anticipate accounting for further losses beyond our proposed investment in the venture unless the transaction completes on substantially different terms than currently envisaged or there is otherwise a substantial change in the nature of the proposed venture.

Barring unforeseen circumstances and subject to the aforesaid, the Board of Directors expects the operating and financial performance for the financial year ending 31 January 2007 to be generally in line with expectations.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

No dividend has been declared or recommended for the current quarter ended 31 October 2006.

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/06	QUARTER ENDED 31/10/05	NINE MTHS ENDED 31/10/06	NINE MTHS ENDED 31/10/05
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**68.0**	56.5	**231.5**	140.3
Weighted average number of ordinary shares	'm	**1,928.1**	1,923.6	**1,927.8**	1,923.1
Basic earnings per share	sen	**3.53**	2.94	**12.01**	7.30
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**68.0**	56.5	**231.5**	140.3
Weighted average number of ordinary shares	'm	**1,928.1**	1,923.6	**1,927.8**	1,923.1
Adjusted for share options granted	'm	**5.2**	12.1	**4.0**	14.1
Adjusted weighted average number of ordinary shares	'm	**1,933.3**	1,935.7	**1,931.8**	1,937.2
Diluted earnings per share*	sen	**3.52**	2.92	**11.98**	7.24

(*) The diluted earnings per share is calculated based on the dilutive effects of 60,068,250 options under the ESOS and MSIS.

By order of the Board

Lakshmi Nadarajah (LS No. 9057)
Company Secretary

8 December 2006

Kuala Lumpur

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/12/2006 18:34:56
Reference No AA-061208-64160

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press release on the financial results for the third quarter ended 31 October 2006

* **Contents :-**

Please find attached the press release on the financial results of ASTRO ALL ASIA NETWORKS plc for the third quarter ended 31 October 2006.

Q3FY2007 Press Release.p

This announcement is dated 8 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

For Immediate Release

ASTRO MAINTAINS STEADY GROWTH

Kuala Lumpur, 8 December 2006

ASTRO ALL ASIA NETWORKS plc has reported higher revenues and earnings for the third quarter of the current financial year on the back of steady demand for its pay-TV service in Malaysia.

Group revenues for the quarter ended 31 October 2006 rose 9% to RM553.8 million when compared with the corresponding quarter in the previous year largely due to higher subscription and advertising revenues. Earnings before interest, tax, depreciation and amortisation (or EBITDA) improved 76% to RM146.4 million, primarily reflecting higher revenues and lower customer acquisition cost, the latter due to lower gross additions of new customers. Net profit increased 20% to RM68 million, primarily due to the favourable results from operations, which was in part offset by a higher share of losses from associates and overseas investments and higher tax charges.

During the period under review, the ***Astro*** pay-TV service added 56.5K residential customers bringing the total to 1.97 million customers, representing 36% penetration of Malaysian TV homes. This is lower than the 91.2K customers added in Q2 due to the higher than normal take-up that is directly attributable to interest in the FIFA World Cup and Akademi Fantasia 4.

The third quarter net growth in the customer base is the result of both targeted marketing focused on the Deepavali and Hari Raya festive celebrations and more stringent customer verification procedures which continue to have a positive impact on churn. Churn, or the number of customers who disconnected from the service, fell to 26.2K from 31.9K in the preceding second quarter. Consequently, Moving Annual Total (MAT) churn improved further, to 10.6% from 11.9% in Q2. We continue to increase penetration into the mass market, with the Malay segment accounting for 64% of the net additions. As a result, average revenue per subscriber (ARPU) was marginally lower at RM77.7.

Judicious management of customer additions has resulted in lower customer acquisition costs of RM61.2 million in the third quarter, down from RM92.5 million a year ago and RM85.3 million in Q2.

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com

CAC per box sold rose 11% to RM683 from RM617 in Q2 primarily due to higher marketing expenses but declined 8% from RM746 a year ago as we continue to benefit from further economies of scale. Content costs as a percentage of revenue declined marginally to 29.7% from 30.3% in the preceding quarter.

Revenues from our radio stations of RM39.1 million for Q3 represented 83% of the radex share. As advised previously, competitive pressures has increased with the expansion of new players and as a consequence, listenership to our Radio stations decreased to 10.9 million, representing 52% of radio listeners.

Celestial Pictures reported higher revenues of RM15.8 million, up 37% from RM11.5 million corresponding quarter in the previous year, due primarily to increased income from the newly launched WaTV Channel and higher subscriptions to its Celestial Movies Channel. With improved revenues and continued focus on cost control, EBITDA shrank to a loss of RM10.6 million from a loss of RM21 million a year ago.

As previously mentioned, the Astro service was launched in Indonesia by PT Direct Vision under a trademark licensing arrangement. PT Direct Vision is currently awaiting the formal authorisation of satellite landing rights that is necessary for the completion of the shareholder and related transaction documentation for our proposed investment in PT Direct Vision.

Commenting on prospects for the Group's flagship TV service, ***Astro*** Malaysia Chief Executive Officer Rohana Rozhan said: "This is an exciting time for us. The planned launch of M3 next week will enable us to substantially expand our products and services, providing more choice and flexibility in catering to our customers viewing needs. These services are planned for launch in mid-2007. In preparing for the enhanced services, we will be incurring additional costs and capital expenditure as we secure content, create new channels, develop new products and refresh our infrastructure, including system enhancements to our Customer Relationship Management and Billing system.

"Whilst we are encouraged by the improving stability of the CRM generally, we have, in the upgrading process, encountered some issues in the fourth quarter which have somewhat impacted our customer service levels. This may arise from time to time as we enhance our systems and infrastructure in order to launch our expanded services. We have taken the necessary measures to mitigate the adverse impact of such occurrences, if and when they arise.

"We continue to invest in new programming to maintain our content leadership position, particularly in vernacular content and sports. In addition, we have secured arrangements, albeit at significantly higher

costs than current contracts, with ESPN Star Sports, to continue exclusive broadcast of the English Premier League for the 2007-2010 seasons, in line with our positioning of 'Stadium Astro' position as the undisputed 'Home of Sports' in Malaysia."

Commenting on overall group prospects, ASTRO Deputy Chairman Ralph Marshall said: "We achieved satisfactory progress in our objective of increasing vernacular content to meet the demands of our changing subscriber base in Malaysia and that of our new markets, particularly Indonesia.

"We have enhanced our content capabilities in Bahasa language in Malaysia and Indonesia, Chinese in Hongkong and China, as well as in India, through joint-ventures with niche operators. As such, we will have some 25 channels of aggregated and original content of various genres, giving us a great opportunity to brand and market the Astro Entertainment Network on our distribution platforms. Over the next 12 months, we expect to invest some RM200-250 million on these channels, which would be largely recouped as programming fees from our affiliates and third parties.

"We are now well-positioned to participate in new multimedia platform opportunities in our core target markets. To support future growth, we have strengthened our senior management ranks and enhance our human capital resources, in particular, acquiring the requisite technical capabilities, to take us into our next stage of growth.

"In this respect, I am pleased to announce the appointment of Robert Odendaal as Chief Executive Officer of ASTRO All Asia Networks plc who will take overall responsibility for strategy implementation and work closely with the respective heads of the operating and regional entities, as well as group support units, to optimise returns and enhance earnings and shareholder value."

	Quarter ended		
RM million	**31/10/2006 (3QFY07)**	31/10/2005 (3QFY06)	31/7/2006 (2QFY07)
Revenue	**553.8**	507.5	569.1
EBITDA	**146.4**	83.0	126.6
Net Profit	**68.0**	56.5	73.0
Subscribers ('000)*	**1970.4**	1762.5	1913.9
Listeners (millions)**	**10.9**	11.2	11.3

*Residential subscribers

**based on Nielsen surveys done in Sept 2006, Oct 2005 and April 2006 respectively

[Full details of our 3QFY2007 results are available in a separate announcement to Bursa Malaysia.]
ENDS

About ASTRO

ASTRO ALL ASIA NETWORKS plc is the region's leading cross-media operator with Direct-To-Home (DTH) satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia, a major publisher of TV guide and lifestyle magazines and the largest buyer and producer of TV content, as well as the country's premiere Malay film producer. Celestial Pictures, an ASTRO subsidiary and home to the world's largest Chinese film library and the Celestial Movies channel, is a major content aggregator with a complementary global distribution network. The strength of these complementary brands has extended into interactive and multi-media services, including provision of content for mobile devices.

AAAN operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur. With a market capitalization of RM10 billion (US$2.7 billion), AAAN ranks among the top 15 companies on Bursa Malaysia.

For further information, please contact:
Amy Balan (Head, Investor Relations)
Tel: +603-9543 6688
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (General Manager, Corporate Communications & Community Affairs)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40037 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**11/12/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 344,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 13 December 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 12/12/2006 18:02:56
Reference No AA-061212-62179

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press release entitled "MEASAT-3 Satellite Makes Successful Launch"

* **Contents :-**

Please find attached a joint press release with MEASAT Global Berhad entitled "MEASAT-3 Satellite Makes Successful Launch" for your attention.

MEASAT-ASTRO Joint Press Release(M3)

This announcement is dated 12 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

MEASAT

ASTRO ALL ASIA NETWORKS plc

Press Release

MEASAT- 3 SATELLITE MAKES SUCCESSFUL LAUNCH

12 December 2006

A Proton Breeze M launch vehicle, launched from the Baikonur Cosmodrome, Kazakhstan, successfully placed the MEASAT-3 satellite into orbit earlier today.

The successful launch of MEASAT-3, the first MEASAT satellite to be launched in a decade, will pave the way for a new era of enhanced communication and broadcasting services for MEASAT Satellite Systems Sdn Bhd's customers. Providing 300 per cent more capacity at the key 91.5E orbital location, MEASAT-3 is one of the region's most technologically advanced satellites. The satellite has been designed with a C-Band payload capable of reaching over 100 countries, representing 70 per cent of the world's population, and the most powerful Ku-band Direct-to-Home (DtH) coverage for over 160 million TV households in Malaysia, Indonesia and South Asia.

Commenting on the successful launch, MEASAT's Director, Yang Amat Berbahagia Tun Mohammed Hanif Omar said: "It has been a long journey, involving thousands of hours of team effort across three continents, to develop and launch MEASAT-3. We are now set to embark on a new journey that will enable us to offer our customers unparalleled service and access to the world's fastest growing markets."

Designed by satellite manufacturer Boeing Satellite Systems, working closely with MEASAT engineers, MEASAT-3 was built at the Boeing El Segundo facility, Los Angeles, USA. The Proton Breeze-M launcher was built by Khrunichev State Research and Production Space Center of Russia and launched in collaboration with International Launch Services, their US partner.

Said MEASAT's COO, Paul Brown-Kenyon:"The launch of MEASAT-3 will enhance our ability to support Malaysian and international customers. It will not only augment capacity but also enhance redundancy capabilities for customers using the MEASAT-1 satellite. Planning is already underway for the launch of MEASAT- 1R, scheduled for end 2007 / early 2008, which is

being developed to support and sustain future growth requirements for existing and prospective customers."

Said Rohana Rozhan, CEO, Astro TV: "We are very excited that we are now able to enhance our line-up of products and services. We now have more flexibility in tailoring our services to cater to our customers' increasingly diverse viewing preferences. Our customers can look forward to new and fresh content. In addition, there will be more vernacular programming to meet the growing appetite for local content. We are currently focused on gearing up our resources, systems and infrastructure to be ready for this substantial expansion by mid-2007."

About MEASAT:

MEASAT is a premium supplier of satellite communication services to Asia's leading broadcasters, DTH operators and telecom providers. Currently operating a two satellite network, MEASAT provides video distribution services across East and South East Asia, Indochina, South Asia and Australia. The launch of MEASAT-3 in 2006, and MEASAT-1R end 2007 / early 2008 will extend the reach of the MEASAT fleet, providing customers with a satellite able to reach Pay-TV operators in over 100 countries, representing more than 70% of the world's population.

Leveraging facilities at the MEASAT Teleport and Broadcast Centre, and working with a select group of world-class media partners including Astro, Pacific Century Matrix and STT, MEASAT provides a complete range of broadcast services including video playout, up-linking, and video turnaround to and from the key European and North American markets. For more information, visit the Company's website at www.measat.com.

About Astro:

ASTRO ALL ASIA NETWORKS plc ("Astro") is the region's leading cross-media operator with Direct-To-Home (DTH) satellite television services in Malaysia, Brunei and, under a licensing arrangement, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia, a major publisher of TV guide and lifestyle magazines and the largest buyer and producer of TV content, as well as the country's premiere Malay film producer. Celestial Pictures, an Astro subsidiary and home to the world's largest Chinese film library and the Celestial Movies channel, is a major content aggregator with a global distribution network. The strength of these complementary brands has extended into interactive and multi-media services, including provision of content for mobile devices. Astro operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur. With a market capitalization of RM10 billion (US$2.7 billion), Astro ranks among the top 16 companies on Bursa Malaysia.

Contacts:

David Yap
Corporate Communications & Community Affairs
ASTRO
Tel: +603-9543 6688 ext 2919
Email: david_yap@astro.com.my

Jolyn Gasper
Corporate Communications & Community Affairs
ASTRO
Tel: +603-9543 6688 ext 3252
Email: jolyn_gasper@astro.com.my

Shawna Felicia
Corporate Communications
MEASAT
Tel: +603-8213 2152
Email: shawna@measat.com

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40159 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/12/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 462,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 20 December 2006.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 19/12/2006 18:21:04
Reference No AA-061130-56147

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of a New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO wishes to announce the incorporation of Karya Anggun Sdn Bhd ("Karya Anggun") on 18 December 2006 by ASTRO Shaw Sdn Bhd, a wholly-owned subsidiary of ASTRO. Karya Anggun is a private limited company incorporated in Malaysia with a paid-up share capital of RM250,000 divided into 250,000 ordinary shares of RM1 each. The Certificate of Incorporation of Karya Anggun was received today.

The intended principal activities of Karya Anggun are film production, acquisition, commissioning and distribution.

The incorporation does not have any material effect on the consolidated net assets for the financial year ended 31 January 2006 and is not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2007.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the incorporation.

This announcement is dated 19 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40247 OF 2006

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **21/12/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 204,500 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 26 December 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40268 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**22/12/2006**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 203,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 27 December 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40327 OF 2006

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**28/12/2006**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 181,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 3 January 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/01/2007 17:47:39
Reference No AA-070103-55998

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has on 28 December 2006 received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Suhainah Bt Abu Bakar (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of shares held post-Transaction
14 December 2006	RM5.45	(2,800)	Nil

This announcement is dated 3 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40429 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**04/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 149,100 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 8 January 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40483 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 182,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 11 January 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40504 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**10/01/2007**

Subject : ASTRO-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 31,800 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 12 January 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/01/2007 17:40:10
Reference No AA-070109-40092

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN") - Public Shareholding Spread as at 31 December 2006

* **Contents :-**

In compliance with Paragraph 8.15(1) of the Listing Requirements pertaining to public shareholding spread, AAAN wishes to announce that as at 31 December 2006, the level of its public shareholding spread is as follows:

% of Public Shareholdings : 26.82%
Number of Public Shareholders holding not less than 100 shares: 12,258

This announcement is dated 11 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/01/2007 17:40:11
Reference No AA-070111-47537

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Loh Lai Phui (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares held Post-Transaction
5 January 2007	RM5.65	(3,000)	4,200 (representing <0.01% of the issued share capital of the Company)
9 January 2007	RM5.60	(4,000)	200 (representing <0.01% of the issued share capital of the Company)

This announcement is dated 11 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40557 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**12/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 129,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 16 January 2007.**

General Announcement
Reference No AA-070116-60449

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	16/01/2007

Type	:	Reply to query
Reply to Bursa Malaysia's Query Letter - Reference ID	:	NM-070115-52875
Subject	:	ASTRO ALL ASIA NETWORKS plc ("Company") - Article entitled: "Astro unit buying into India pay-TV firm"

Contents :

We refer to a letter from Bursa Malaysia Securities Berhad dated 15 January 2007 on the above captioned news article which appeared in the New Straits Times, BizNews Section, page 38 on 15 January 2007, in particular the statement:

"...South Asia Entertainment Holding Ltd (SAEHL) will buy from Kalanidhi Maran and family 20 per cent of their holdings in Indian company, Sun's Direct-To-Home (DTH) venture, Sun Direct TV."

Consistent with our long stated goal to invest in complementary regional markets, the Company continues to evaluate a number of opportunities in quality pay television and other media assets throughout Asia, including India. No agreement has been concluded in respect of the matter referred to in the article. However, an application has been submitted to the relevant authorities in India by Sun Direct TV Pvt Ltd ("Sun Direct TV"), an entity associated with the promoters of the Sun Group and which holds a direct-to-home television license in India. The application, if successful would allow the Company to invest in Sun Direct TV. Any potential investment opportunity that arises on approval of this application would be subject to agreement on satisfactory terms and conditions and to all necessary approvals being obtained. Appropriate disclosures will be made in due course as and when definitive agreements have been reached with any party in relation to this or any other such opportunity.

This announcement is dated 16 January 2007.

Query Letter content :
We refer to the above news article appearing in the New Straits Times, BizNews Section, page 38, on Monday, 15 January 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"...South Asia Entertainment Holding Ltd (SAEHL) will buy from Kalanidhi Maran and family 20 per cent of their holdings in Indian company, Sun's Direct-To-Home (DTH) venture, Sun Direct TV."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40649 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **18/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 134,700 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 19 January 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40681 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/01/2007**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 87,100 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 22 January 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40769 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**24/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 125,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 26 January 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40872 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**30/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 195,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 31 January 2007.**

Form Version 2.0

Change in Boardroom

Submitted by ASTRO ALL ASIA NETWORKS PLC on 30/01/2007 17:56:55
Reference No AA-070126-67341

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Date of change	:	**01/02/2007**
* Type of change	:	**Resignation**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Tan Poh Ching**
* Age	:	**59**
* Nationality	:	**Malaysian**
* Qualifications	:	**1) First Class Honours degree in mechanical engineering from the University of Strathclyde, Scotland** **2) Advanced Management Programme at Harvard Business School**
* Working experience and occupation	:	**Held various management positions in the Shell group of companies in Malaysia for 18 years before he joined Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong Public Limited Company ("Tanjong"), in April 1990. He was appointed as Executive Director of Tanjong in October 1991 and subsequently, the Chief Executive Officer of Tanjong in 1992, a position he held until his retirement on 1 May 2003.**
* Directorship of public companies (if any)	:	**1) Tanjong Public Limited Company** **2) Powertek Berhad** **3) Malaysian Community & Education Foundation**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Direct equity interest over 500,000 ordinary shares of 10 pence each representing 0.026% of the issued share capital of the Company held through a nominee**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Mr. Tan Poh Ching ceases to be a member of the Company's Remuneration Committee and Option Committee with effect from 1 February 2007. The Board of Directors of the Company thanks Mr. Tan Poh Ching for his invaluable guidance and past contributions, and wishes him all the best in his future endeavours.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40913 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**31/01/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 107,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 2 February 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40951 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**02/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 80,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 6 February 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 06/02/2007 18:08:49
Reference No AA-070206-53847

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Fong Suet Ling (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
6 February 2007	RM5.60	(2,000)	Nil

This announcement is dated 6 February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41040 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**07/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 68,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 9 February 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41142 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 77,700 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 14 February 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 12/02/2007 17:40:22
Reference No AA-070212-59879

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORK plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Heng Aik Leong (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of his dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Sha Post-Tra
7 February 2007	RM5.50	(20,000)	30,000 (representing <0.001% of th share capital of the C

This announcement is dated 12 February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41183 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **13/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 6,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 15 February 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/02/2007 18:20:37
Reference No AA-070213-50790

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Loh Lai Phui (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
6 February 2007	RM5.60	(3,000)	4,000 (representing <0.001% of the issued share capital of the Company)

This announcement is dated 13 February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41243 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**15/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 47,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 21 February 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41346 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 97,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 26 February 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41429 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**27/02/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 27,500 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 1 March 2007.**

General Announcement
Reference No AA-070228-62114

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**28/02/2007**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or the "Company") - Recurrent Related Party Transactions of a revenue or trading nature**

Contents :

1. Introduction

The Board of Directors of ASTRO wishes to announce that the Company has on 28 February 2007 agreed to lease transponder capacity on the MEASAT-2 ("M2") and MEASAT-3 ("M3") satellites from MEASAT Satellite Systems Sdn Bhd ("MSS") ("Transactions") for satellite television broadcast services. The Transactions are recurrent related party transactions pursuant to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

2. Information on MSS

MSS was incorporated in Malaysia under the Companies Act, 1965 on 28 August 1992 and is a wholly-owned subsidiary of MEASAT Global Berhad, a related party of ASTRO. MSS has an issued and paid up capital of RM300,000,000 and is principally involved in the operation of a regional satellite network for broadcasting, telecommunications, multimedia and internet application, and investment holding. MSS is the sole licensed commercial satellite operator in Malaysia.

3. Particulars of the Transactions

Particulars of the Transactions are as follows:-

3.1 Lease of Ku-band transponder capacity on M2 for a period of 9 months commencing from 1 November 2006 to 31 July 2007 at a total rental of USD3 million. A sum of USD2 million is payable within 7 days from 28 February 2007 and the balance of USD1 million within the first 7 days of May 2007. The Company is entitled at any time prior to 31 July 2007 to terminate the lease by giving MSS 30 days prior written notice subject to the payment of any accrued rental due, pro-rated up to the date of termination.

3.2 Lease of Ku-band transponder capacity on M3 for a period of 6 months commencing from 1 March 2007 to 31 August 2007 at a total rental of USD6 million with an option to lease capacity on one additional Ku-band transponder. The lease rental is payable monthly in advance and shall be revised accordingly in the event that the Company elects to lease the additional transponder capacity. The Company is entitled at any time prior to 31 August 2007 to terminate the lease by giving MSS 30 days prior written notice subject to the payment of accrued rental due, pro rated up to the date of termination.

4. Nature of the Transactions

The Transactions are recurrent related party transactions in the ordinary course of the business of ASTRO and have been entered into at arm's length basis, on normal commercial terms and on terms not

more favourable to MSS than those generally available to the public.

5. Rationale

The principal activity of ASTRO and its subsidiaries ("Group") concerns the provision of direct-to-home satellite multi-channel subscription television services ("DTH Services"). MSS is the sole licensed commercial satellite operator in Malaysia from whom the Group has been leasing transponders capacity from time to time for its DTH Services. The M2 and M3 satellites have specifications which have been customised to meet the Group's business requirements including high powered beams with footprints covering a large part of South East Asia to meet the anticipated growth of the Group's DTH Services in the region.

6. Major Shareholders' and Directors' Interests

Details of the interests of a Director and the major shareholders of ASTRO and the nature of their relationships to the parties are set out in Appendix I attached hereto.



Appendix I (31 1 2007).pdf

Save as disclosed in Appendix I and as far as the Directors are aware, none of the other Directors, major shareholders and/or persons connected to them has any interest, direct or indirect in the Transactions. The interested Director has abstained from voting on the resolution in respect of the Transactions.

7. Financial Effects

The Transactions do not have any effect on the issued and paid up capital of the Company nor do they have any material effect on the earnings and net assets per share or gearing of the Group or on the shareholding of its substantial shareholders.

8. Statement by the Board of Directors

The Board of Directors of ASTRO (with the exception of Ralph Marshall who is deemed interested in the Transactions and who has abstained from all Board deliberations and voting in connection therewith) has taken into consideration all aspects of the Transactions and is of the opinion that the Transactions are in the best interests of ASTRO and its subsidiaries.

9. Approvals Required

Based on aggregate value as disclosed under Paragraph 3 above, the Transactions do not require the approval of the shareholders of ASTRO or approvals of any relevant regulatory body.

10. Departure from the Policies and Guidelines on Issues/Offer of Securities of the Securities Commission

As far as ASTRO is aware, the Transactions do not depart from the Policies and Guidelines on Issuer/Offer of Securities of the Securities Commission.

This announcement is dated 28 February 2007.

Announcement on the lease of transponders on the MEASAT-2 and MEASAT-3 satellites from MSS to ASTRO for transmission of direct-to-home satellite television broadcasts services.

-Interests of Director and Major Shareholders as at 31 January 2007

Details of interest of a Director of ASTRO and the nature of his relationship are set out below:-

	Directors	Nature of Relationship
1.	Augustus Ralph Marshall ("RM")	ASTRO a) RM is a director of ASTRO and several subsidiaries of ASTRO. He is the Deputy Chairman and the Group Chief Executive Officer of ASTRO. b) RM has a direct equity interest over 1,000,000 ordinary shares of 10 pence each ("ASTRO Shares") representing 0.05% of the share capital in ASTRO held through a nominee. RM also holds 2,970,800 options over unissued ASTRO Shares pursuant to ASTRO's 2003 Employee Share Option Scheme and 1,500,000 options over unissued ASTRO Shares pursuant to ASTRO's 2003 Management Share Incentive Scheme. MGB a) RM is a director of MSS and MGB. b) RM does not have equity interest in MSS or in MGB.

Details of interests of major shareholders of ASTRO and the nature of their relationships are set out as follows:-

	Major Shareholders	Nature of Relationship
1.	Ananda Krishnan Tatparanandam ("TAK"), Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), and PanOcean Management Limited ("PanOcean")	ASTRO a) TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.378% of the share capital of ASTRO by virtue of the following: (i) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest in 479,619,973 ASTRO Shares representing 24.815% of the share capital of ASTRO. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust. As such, TAK does not have any economic or beneficial interest over the ASTRO shares held by UTSB;

		(ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.765% of the share capital of ASTRO, by virtue of his 100% control of the shares of their respective ultimate holding companies viz Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.798% of the share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively. b) TAK is a director of UTSB, Excorp and PanOcean, the major shareholders of ASTRO. MGB TAK is a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital of MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly- owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.999% direct equity interest.
2.	Tun Haji Mohammed Hanif bin Omar ("THO")	ASTRO a) THO is a major shareholder of ASTRO having a deemed equity over 177,446,535 ASTRO Shares representing 9.181% of the share capital in ASTRO, in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares representing 25% of the issued and paid up share capital in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of each of HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. HTSB Subsidiaries hold the ASTRO Shares under discretionary trusts for Bumiputera objects, and as such THO does not have any economic interest in these ASTRO shares. MGB a) THO is a director of MSS. b) THO does not have any equity interest in MSS or in MGB.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41632 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 25,200 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 9 March 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41674 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**08/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 35,500 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 12 March 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41768 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/03/2007**

Subject . : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 47,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 15 March 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 14/03/2007 18:00:20
Reference No AA-070314-58192

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of a New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO wishes to announce that ASTRO All Asia Entertainment Networks Limited, a wholly-owned subsidiary of ASTRO has on 8 March 2007 incorporated a company known as South Asia Creative Assets Ltd ("SACAL") ("Incorporation"). The Certificate of Incorporation of SACAL was received by the Company on 14 March 2007.

SACAL is a Global Business Category 1 private limited company incorporated in Mauritius, with a paid-up share capital of USD1 divided into 1 share of USD1 each. SACAL is intended to be an investment holding company.

The Incorporation does not have any effect on the issued and paid up capital of the Company nor do they have any material effect on the earnings and net assets per share, gearing of the ASTRO group or on the shareholding of its substantial shareholders.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Incorporation.

This announcement is dated 14 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41827 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**15/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 86,700 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 19 March 2007.**

Entitlements (Notice of Book Closure)
Reference No **AA-070319-46253**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**21/03/2007**

EX-date	:**05/04/2007**
Entitlement date	:**09/04/2007**
Entitlement time	:**05:00:00 PM**
Entitlement subject	:**Interim Dividend**

Entitlement description:
Second Interim tax-exempt dividend of 2 sen per ordinary share of 10 pence each

Period of interest payment	: to
Financial Year End	:**31/01/2007**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose, Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur, Malaysia
Telephone no: 603 - 27212222

Payment date	:**27/04/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**11/04/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.02**

Remarks

Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 21/03/2007 18:46:28
Reference No AA-070321-59432

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **31/01/2007**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **31/01/2007**

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Q4 FY07 Bursa Malaysia Quarterly Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/01/2007**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/01/2007	31/01/2006	31/01/2007	31/01/2006
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	578,373	532,427	2,224,302	2,012,532
2	Profit/(loss) before tax	-31,944	82,288	280,411	259,058
3	Profit/(loss) for the period	-74,076	86,735	151,260	221,495
4	Profit/(loss) attributable to ordinary equity holders of the parent	-71,138	88,363	160,428	228,751
5	Basic earnings/(loss) per share (sen)	-3.68	4.59	8.32	11.88
6	Proposed/Declared dividend per share (sen)	5.00	3.50	7.00	5.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.9500	0.9200

Remarks :

The Board of Directors is pleased to declare a second interim tax exempt dividend of 2 sen per share ("Second Interim Dividend") in respect of the financial year ended 31 January 2007. The Second Interim Dividend will be paid on 27 April 2007 to depositors who are registered in the Record of Depositors at the close of business on 11 April 2007.

The Board of Directors also recommends a final tax exempt dividend of 3 sen per share in respect of the financial year ended 31 January 2007, subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/01/2007	31/01/2006	31/01/2007	31/01/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	10,599	7,475	35,695	27,247
2	Gross interest expense	6,177	11,678	23,769	41,532

Remarks :

Note: The above information is for the Exchange internal use only.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the fourth quarter and financial year ended 31 January 2007 which should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
	Note	QUARTER ENDED 31/01/2007	QUARTER ENDED 31/01/2006	+ -	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006	+ -
		RM'm	RM'm	%	RM'm	RM'm	%
Revenue	8	578.4	532.4	+9	2,224.3	2,012.5	+11
Cost of sales (excluding set-top box subsidies)		(286.1)	(253.7)		(1,087.8)	(970.5)	
Gross profit (excluding set-top box subsidies)		292.3	278.7		1,136.5	1,042.0	
Set-top box subsidies		(49.6)	(80.9)		(178.3)	(290.4)	
Gross profit		242.7	197.8	+23	958.2	751.6	+27
Other operating income		3.8	2.1		12.5	7.7	
Marketing and distribution costs		(56.5)	(43.4)		(185.6)	(172.7)	
Administrative expenses [1]		(121.9)	(69.6)		(362.2)	(312.4)	
Profit from operations [2]	8	68.1	86.9	-22	422.9	274.2	+54
Finance costs		(8.8)	(13.9)		(33.8)	(49.8)	
Finance income		14.5	9.4		51.3	30.8	
Share of post tax results from investments accounted for using the equity method [3]		(105.7)	(0.1)		(160.0)	3.8	
Profit/(loss) before taxation		(31.9)	82.3	-139	280.4	259.0	+8
Taxation	15	(42.1)	4.4		(129.1)	(37.6)	
Profit/(loss) for the period		(74.0)	86.7	-185	151.3	221.4	-32
Attributable to:							
Equity holders of the Company		(71.1)	88.3	-181	160.4	228.6	-30
Minority interest		(2.9)	(1.6)		(9.1)	(7.2)	
		(74.0)	86.7		151.3	221.4	

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/2007	QUARTER ENDED 31/01/2006	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006
Earnings/(loss) per share:	26	Sen	Sen	Sen	Sen
- Basic		(3.68)	4.59	8.32	11.88
- Diluted*		**	4.54	8.29	11.80

(*) The diluted earnings per share is calculated based on the dilutive effects of 53,864,750 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

(**) Not applicable for the quarter ended 31 January 2007 as the options under the ESOS and MSIS would decrease the loss per share for the period.

Note

(1) The increase in administrative expenses in the current quarter and year ended 31 January 2007 is due to:

	Quarter RM'm	Year RM'm
Administrative expenses for quarter / year ended 31/01/2006	69.6	312.4
- increase in net charge/(credit) on share based payments in line with IFRS 2	15.3	(7.8)
- increase in impairment of investments	3.6	3.6
- increase in impairment of other intangible assets	6.3	6.3
- increase in overheads *	27.1	47.7
Administrative expenses for quarter / year ended 31/01/2007	121.9	362.2

(*) An increase in overheads due to other cost increments in line with growth across the Group.

(2) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/2007	QUARTER ENDED 31/01/2006	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant & equipment	17.1	13.9	66.2	58.2
Amortisation of film library & programme rights	38.0	44.7	137.5	160.9
Amortisation of other intangible assets	8.3	4.8	28.4	19.7
Impairment of property, plant & equipment	-	0.1	-	0.1
Impairment of film library & programme rights	0.1	-	2.5	[illegible]
Impairment of other intangible assets	6.3	-	6.3	-
Impairment of investment	3.6	-	3.6	[illegible]

(3) Included in "share of post tax results from investments accounted for using the equity method" is an amount of RM157.4m for the Group's estimated share of start-up losses for the year ended 31 January 2007 arising in PT Direct Vision ("PTDV") (See note 18 (a)(2)).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/01/2007 RM'm	AS AT 31/01/2006 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**312.8**	288.4
Investments accounted for using the equity method			
- Investments in joint ventures and associates		**87.6**	64.1
- Long term advances, receivables and accruals for commitments		**320.2**	147.3
- Cumulative post tax results and impairment losses		**(205.3)**	(45.3)
		202.5	166.1
Deferred tax assets		**395.7**	513.4
Other financial assets		**-**	23.8
Film library and programme rights		**322.2**	273.2
Other intangible assets [1]		**135.3**	187.0
		1,368.5	1,451.9
CURRENT ASSETS			
Inventories		**53.0**	45.8
Receivables and prepayments		**516.8**	481.8
Other financial assets			
- Derivative financial instruments		**12.0**	15.1
Tax recoverable		**0.4**	8.5
Cash and cash equivalents		**1,075.7**	848.1
		1,657.9	1,399.3
CURRENT LIABILITIES			
Trade and other payables		**932.1**	741.9
Other financial liabilities			
- Borrowings (interest bearing)	19	**28.3**	34.4
Current tax liabilities		**1.6**	1.3
		962.0	777.6
NET CURRENT ASSETS		**695.9**	621.7
NON-CURRENT LIABILITIES			
Payables		**205.2**	248.3
Deferred tax liabilities		**11.8**	12.1
Other financial liabilities			
- Borrowings (interest bearing)	19	**-**	26.5
		217.0	286.9
NET ASSETS		**1,847.4**	1,786.7

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/01/2007 RM'm	AS AT 31/01/2006 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		1,199.2	1,195.4
Share premium		27.6	11.0
Merger reserve		518.4	518.4
Exchange reserve		(30.7)	(5.8)
Hedging reserve		12.0	15.4
Other reserve		58.8	40.6
Retained earnings/(accumulated losses)		56.5	(2.8)
		1,841.8	1,772.2
Minority interests		5.6	14.5
Total equity		1,847.4	1,786.7
NET ASSETS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RM)[2]		0.95	0.92

Notes:

(1) Other intangible assets consist of software costs of RM105.7m (including broadcast facility at Cyberjaya of RM40.5m) (31/01/2006: RM118.5m), rights and licenses of RM29.3m (31/01/2006: RM47.4m) and goodwill on consolidation of RM0.3m (31/01/2006: RM0.3m).

(2) Net assets attributable to equity holders of the Company of RM1,841.8m (31/01/2006: RM1,772.2m) are stated after the writing off of total subsidised set-top box equipment costs cumulative to-date of RM1,834.1m (31/01/2006: RM1,655.8m).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Year ended 31/01/2007	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7
Currency translation differences	-	-	-	-	(24.9)	-	-	-	(24.9)	-	(24.9)
Cash flow hedge:											
- Fair value gain on hedging instrument	-	-	-	-	-	4.9	-	-	4.9	-	4.9
- Transferred to profit or loss for the year	-	-	-	-	-	(8.3)	-	-	(8.3)	-	(8.3)
Net income recognised directly in equity	-	-	-	-	(24.9)	(3.4)	-	-	(28.3)	-	(28.3)
Profit for the year	-	-	-	-	-	-	-	160.4	160.4	(9.1)	151.3
Total recognised income	-	-	-	-	(24.9)	(3.4)	-	160.4	132.1	(9.1)	123.0
Share options:											
- Proceeds from shares issued	5.4	3.8	16.6	-	-	-	-	-	20.4	-	20.4
- Value of employee services	-	-	-	-	-	-	23.1	-	23.1	-	23.1
- Transfer upon exercise	-	-	-	-	-	-	(4.9)	4.9	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	0.2	0.2
Dividends	-	-	-	-	-	-	-	(106.0)	(106.0)	-	(106.0)
	5.4	3.8	16.6	-	-	-	18.2	(101.1)	(62.5)	0.2	(62.3)
As at 31 January 2007	1,932.7	1,199.2	27.6	518.4	(30.7)	12.0	58.8	56.5	1,841.8	5.6	1,847.4

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Year ended 31/01/2006	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005											
- as previously reported	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	1,559.4	-	1,559.4
- prior year adjustment	-	-	-	-	-	-	12.3	(12.3)	-	-	-
- as restated	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	12.3	(2,279.7)	1,559.4	-	1,559.4
Currency translation differences	-	-	-	-	(4.7)	-	-	-	(4.7)	-	([illegible])
Cash flow hedge: - Fair value gain on hedging instrument	-	-	-	-	-	17.0	-	-	17.0	-	17.0
Net income recognised directly in equity	-	-	-	-	(4.7)	17.0	-	-	12.3	-	[illegible]3
Profit for the year	-	-	-	-	-	-	-	228.6	228.6	(7.2)	221.4
Total recognised income	-	-	-	-	(4.7)	17.0	-	228.6	240.9	(7.2)	233.7
Share options: - Proceeds from shares issued	4.9	3.2	14.7	-	-	-	-	-	17.9	-	17.9
- Value of employee services	-	-	-	-	-	-	30.9	-	30.9	-	[illegible].9
- Transfer upon exercise	-	-	-	-	-	-	(2.6)	2.6	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	15.4	[illegible].4
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	6.3	[illegible].3
Dividends	-	-	-	-	-	-	-	(76.9)	(76.9)	-	([illegible])
Transfer of share premium upon cancellation	-	-	(2,122.6)	-	-	-	-	2,122.6	-	-	-
	4.9	3.2	(2,107.9)	-	-	-	28.3	2,048.3	(28.1)	21.7	[illegible]4)
As at 31 January 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the year	151.3	221.4
Contra arrangements – revenue	(1.2)	(2.4)
Value of employee services – share options	23.1	30.9
Interest income	(35.7)	(27.2)
Interest expense	23.8	41.5
Gain from interest rate swap contract	(12.9)	-
Unrealised foreign exchange gain	(1.5)	(0.1)
Taxation	129.1	37.6
Property, plant and equipment		
- Depreciation	66.2	58.2
- Impairment	-	0.1
- Gain on disposal	(0.5)	(0.7)
Film library and programme rights		
- Amortisation	137.5	160.9
- Impairment	2.5	-
Other intangible assets		
- Amortisation	28.4	19.7
- Impairment	6.3	-
Dilution of interest in a subsidiary	(0.5)	-
Impairment of investment	3.6	-
Share of post tax results from investments accounted for using the equity method	160.0	(3.8)
	679.5	536.1
Changes in working capital:		
Film library and programme rights	(215.9)	(130.4)
Inventories	(7.3)	(6.8)
Receivables and prepayments	(44.5)	(60.3)
Payables	169.5	145.0
Cash generated from operations	581.3	483.6
Income tax paid	(3.4)	(5.8)
Interest received	32.6	25.6
Net cash flow from operating activities	610.5	503.4

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

**QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007**

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary, net of cash acquired	-	(26.3)
Investment in associates	(14.6)	(1.1)
Advance to associate	-	(24.2)
Purchase of other financial assets	-	(24.2)
Investments in jointly controlled entities	(176.9)	-
Capital repayment from an investee	17.7	-
Proceeds from disposal of an associate	-	1.4
Proceeds from shares issued to minority interests	0.8	-
Proceeds from disposal of property, plant and equipment	0.7	0.9
Refund of remastering costs	12.0	-
Acquisition of intangible assets	(28.8)	(71.1)
Purchase of property, plant and equipment	(67.5)	(58.8)
Net cash flow from investing activities	(256.6)	(203.4)
*Net cash flow from operating and investing activities**	*353.9*	*300.0*
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(106.0)	(76.9)
Interest paid	(16.8)	(30.9)
Proceeds from borrowings	-	9.7
Gain from interest rate swap contract	11.3	-
Issuance of shares pursuant to exercise of share options	20.4	17.9
Repayment of finance lease liabilities	(32.5)	(29.5)
Repayment of borrowings	-	(308.9)
Net cash flow from financing activities	(123.6)	(418.6)
Net effect of currency translation on cash and cash equivalents	(2.7)	0.2
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	227.6	(118.4)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	848.1	966.5
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,075.7	848.1

(*) Represents free cash flow.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2006.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the audited statutory financial statements for the financial year ended 31 January 2006.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of customer base.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	4.4	16.6	5.4	20.4

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

During the current year, the following dividends were paid:

	Total RM'm
A final tax-exempt dividend of 3.5 sen per share in respect of financial year ended 31 January 2006, paid on 25 August 2006	67.5
An interim tax-exempt dividend of 2.0 sen per share in respect of financial year ending 31 January 2007, paid on 19 October 2006	38.5
	106.0

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:
- Malaysian multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services in Malaysia.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/07	QUARTER ENDED 31/01/06	YEAR ENDED 31/01/07	YEAR ENDED 31/01/06
	RM'm	RM'm	RM'm	RM'm
Revenue				
Malaysian multi channel television				
External revenue	503.6	468.5	1,977.3	1,786.0
Inter-segment revenue	0.8	-	1.0	1.0
Malaysian multi channel television revenue	504.4	468.5	1,978.3	1,787.0
Radio				
External revenue	40.4	37.4	147.5	140.3
Inter-segment revenue	0.9	0.6	3.5	3.0
Radio revenue	41.3	38.0	151.0	143.3
Library licensing and distribution				
External revenue	20.0	16.3	56.7	49.9
Inter-segment revenue	6.2	2.6	18.6	10.2
Library licensing and distribution revenue	26.2	18.9	75.3	60.1
Others				
External revenue	14.4	10.2	42.8	36.3
Inter-segment revenue	42.5	37.5	270.6	223.8
Others revenue	56.9	47.7	313.4	260.1
Total reportable segments	628.8	573.1	2,518.0	2,250.5
Eliminations	(50.4)	(40.7)	(293.7)	(238.0)
Total group revenue	578.4	532.4	2,224.3	2,012.5
Profit/(loss) from operations by segment				
Malaysian multi channel television	96.9	98.1	484.1	335.2
Radio	17.5	20.1	57.9	54.0
Library licensing and distribution	(7.5)	(18.4)	(39.7)	(74.5)
Others/eliminations	(38.8)	(12.9)	(79.4)	(40.5)
Profit from operations	68.1	86.9	422.9	274.2

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 January 2007, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

There were no material subsequent events as at 21 March 2007.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Incorporation of a new subsidiary

ASTRO Shaw Sdn Bhd incorporated a wholly owned subsidiary, Karya Anggun Sdn Bhd ("Karya Anggun"), in Malaysia on 18 December 2006. Karya Anggun is a private limited company with a paid-up share capital of RM250,000 divided into 250,000 ordinary shares of RM1 each.

The principal activities of Karya Anggun are film production, acquisition, commissioning and distribution.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) **Contingent liabilities**

As at 31 January 2007, the Group has provided guarantees to third parties amounting to RM33.4m (RM31.0m in respect of working capital facilities secured by associates and RM2.4m in respect of licence fees in subsidiaries).

(b) **Contingent assets**

There were no significant contingent assets as at 31 January 2007.

13. COMMITMENTS

As at 31 January 2007, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	43.0	73.1	116.1
Investment in an associate	17.4	-	17.4
Film library and programme rights	174.4	43.5	217.9
Non-cancellable operating lease	23.4	-	23.4
	258.2	116.6	374.8

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

Maxis Communications Berhad is an associate of UTSB. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Kristal-Astro	Associate of the Company
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
SRG Asia Pacific Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Yes TV	Yes TV is a substantial shareholder of two subsidiaries in the Group. Two of Yes TV's directors are also directors in these subsidiaries
Valuelabs	A director of a subsidiary of the Company within the past 12 months is also a partner of Valuelabs

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE YEAR ENDED 31/01/07	AMOUNTS DUE FROM AS AT 31/01/07
	RM'm	RM'm
(a) Sales of goods and services		
Malaysian Mobile Services Sdn Bhd (Multimedia and interactive sales and other services)	11.6	8.2
Maxis Broadband Sdn Bhd (Multimedia and interactive sales and other services)	2.9	1.3
Kristal-Astro (Set-top box sales, sales of program rights, technical support and other services)	9.1	2.4

14. SIGNIFICANT RELATED PARTY DISCLOSURES (continued)

	TRANSACTIONS FOR THE YEAR ENDED 31/01/07	AMOUNTS DUE TO AS AT 31/01/07
	RM'm	RM'm
(b) Purchases of goods and services		
UTSB Management Sdn Bhd (Personnel, strategic, consultancy and support services)	15.1	(3.0)
Yes TV (Personnel, strategic, consultancy and support services)	6.8	-
Valuelabs (Personnel, strategic, consultancy and support services)	6.1	-
Maxis Broadband Sdn Bhd (Telecommunication services and other charges)	10.1	(2.6)
SRG Asia Pacific Sdn Bhd (Interaction call center services)	10.7	(3.0)
MEASAT Satellite Systems Sdn Bhd (Expenses and payment related to finance lease, rental and other charges)	26.7	(4.0)
(c) Others		
MEASAT Satellite Systems Sdn Bhd (Deposit and advance payment related to proposed lease of satellite transponders)	32.0	-

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/07	QUARTER ENDED 31/01/06	YEAR ENDED 31/01/07	YEAR ENDED 31/01/06
	RM'm	RM'm	RM'm	RM'm
Current tax	(2.7)	(1.2)	(11.8)	(7.0)
Deferred tax	(39.4)	5.6	(117.3)	(30.6)
	(42.1)	4.4	(129.1)	(37.6)

The Group's effective tax rate for the year ended 31 January 2007 of 46.0% was higher than the Malaysian statutory tax rate mainly due to:-

i) losses in foreign subsidiaries, associates & overseas investments and certain Malaysian subsidiaries which were not available for tax relief at Group level;
ii) additional deferred tax charge of RM32.1m from restatement of deferred tax assets/liabilities following the change in Malaysian corporate tax rate;
iii) non-deductibility of certain operating expenses for tax purposes; partially offset by,
iv) the utilisation of unabsorbed Investment Tax Allowance ("ITA") in a subsidiary.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") that is no longer required to achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) **Status of corporate proposals announced (continued)**

On 5 January 2006, RAPS commenced a member's voluntary winding-up. As at 21 March 2007, the winding-up of RAPS has not been completed.

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision ("PTDV"), with an initial commitment of USD15.3m and shareholder loan facilities of USD35m.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and to procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the *Astro* trademark.

As of 21 March 2007, the parties are in continuing discussions to complete the restructured transactional documentation which will comply with Indonesian broadcast regulations to replace the SSA which has been allowed to lapse on 31 July 2006.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia (continued)

As at 31 January 2007, the Group invested RM229.8m in respect of the business of PTDV, which include capital and operational expenditure and other services provided to PTDV.

During the quarter, the Group re-assessed its likely contributions to the long term capital in PTDV in light of the draft agreements, current operations and proposed business plan, and recognized RM167.9m as long term capital in accordance with IAS 31 – 'Interests in Joint Ventures'.

Having regard to the status of the corporate proposal, the reassessment of long term capital and pending the completion of the final agreements, the Group has accounted for RM157.4m as its estimated share of start-up losses arising from its investment in PTDV. As a result, the Group's net investment in this venture as at 31 January 2007 amounted to RM72.4m.

Other than as disclosed above, there were no incomplete corporate proposals as at 21 March 2007.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 21 March 2007, all the proceeds raised during the Initial Public Offering (amounting to RM2,029.9m) have been utilised except for RM19.0m which was proposed to be for payment for equity in an associate, TVB Publishing Holding Limited, which has not yet been called.

19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 31 January 2007 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – USD0.5m	1.8	-	1.8
Finance lease liabilities[2]	26.5	-	26.5
	28.3	-	28.3

Notes:

(1) A standby letter of credit has been provided as security.

(2) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(3) The Company has obtained a USD300m Guaranteed Term and Revolving Facilities on 18 October 2004 ("the USD Facilities") arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The USD Facilities which comprise Tranche A (USD150m), Tranche B (USD75m) and Tranche C (USD75m), are guaranteed by MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd and can be used to reimburse debt settlement and/or to finance general corporate purposes and working capital of the Company and its subsidiaries.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no off balance sheet financial instruments as at 21 March 2007. The Group adopts IAS 39 – 'Financial Instruments: Recognition and Measurement' which requires all financial instruments to be recognised in the financial statements.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 21 March 2007.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Fourth Quarter 2007) against the preceding quarter (Third Quarter 2007)

For the quarter ended 31 January 2007, Group revenue increased to RM578.4m, while EBITDA decreased to RM103.5m. Net loss was RM71.1m, primarily due to the Group accounting for its estimated operating losses of RM100.7m arising in PTDV, a start up venture in Indonesia.

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2007	THIRD QUARTER 31/10/2006	**FOURTH QUARTER 31/01/2007**	THIRD QUARTER 31/10/2006
Consolidated Performance				
Total Revenue	**578.4**	553.8		
Customer Acquisition Costs (CAC)[2]	77.3	61.2		
EBITDA[3]	**103.5**	146.4		
EBITDA Margin (%)	**17.9**	26.4		
Net Profit/(Loss)	**(71.1)**	68.0		
Free Cash Flow[4]	**26.8**	164.5		
Net Increase in Cash	**27.7**	46.0		
Capital expenditure[5]	**23.1**	15.6		
(i) **Malaysian Multi channel TV(MC-TV)**[1]				
Subscription revenue	**464.6**	449.9		
Advertising revenue	**32.5**	37.1		
Other revenue	**7.3**	11.4		
Total revenue	**504.4**	498.4		
CAC[2]	77.3	61.2		
EBITDA[3]	**116.3**	148.9		
EBITDA Margin (%)	**23.1**	29.9		
Capital expenditure[5]	**19.9**	9.5		
Total subscriptions-net additions ('000)			**52**	62
Total subscriptions-end of period ('000)			**2,201**	2,149
Residential customers-net additions ('000)			**46**	56
Residential customers-end of period ('000)			**2,016**	1,970

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Fourth Quarter 2007) against the preceding quarter (Third Quarter 2007) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2007	THIRD QUARTER 31/10/2006	**FOURTH QUARTER 31/01/2007**	THIRD QUARTER 31/10/2006
(i) Malaysian Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential customer (RM)			**77**	78
MAT Churn (%)			**8.8**	10.6
CAC per set-top box sold (RM)			**710**	683
Content cost (RM per customer per mth)			**26**	25
(ii) Radio[1]				
Revenue	**41.3**	39.1		
EBITDA[3]	**19.7**	18.0		
EBITDA Margin (%)	**47.7**	46.0		
Listeners ('000)[6]			**10,934**	10,934
Share of radio adex (%)[7]			**70**	83
(iii) Library Licensing and Distribution[1]				
Revenue	**26.2**	15.8		
EBITDA[3]	**(7.2)**	(10.6)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**14**	2[illegible]
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**2,035**	2,018
Malaysian film production – theatrical release			**1**	

Note :

1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MC-TV – RM0.8m [Q4FY07], RM0.1m [Q3FY07]; Radio – RM0.9m [Q4FY07], RM0.9m [Q3FY07]; Library Licensing and Distribution – RM6.2m [Q4FY07], RM5.6m [Q3FY07]).
2. Customer acquisition cost for the period under review, is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), impairment of investments and share of post tax results from investments accounted for using the equity method.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2006 performed by NMR in September 2006.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Fourth Quarter 2007) against the preceding quarter (Third Quarter 2007) (continued)

Consolidated Performance

Turnover

For the current quarter under review, Group revenue increased by RM24.6m or 4.4% to RM578.4m from RM553.8m in the preceding quarter. The increase was mainly driven by higher subscription revenue from MC-TV (increase of RM14.7m) and improved Library Licensing and Distribution revenue (increase of RM10.4m).

EBITDA

Group EBITDA decreased to RM103.5m from RM146.4m in the preceding quarter, largely due to higher customer acquisition, content and overhead costs, partially offset by higher consolidated revenue.

Cash Flow

Free cash flow generated was RM26.8m compared to RM164.5m in the preceding quarter, as a result of lower operating cash flows in MC-TV, mainly caused by a prepayment for satellite transponder lease, increased content costs with the introduction of new channels at end 2006 and higher staff related costs.

Net increase in cash of RM27.7m compared to an increase of RM46.0m in the preceding quarter was lower, mainly due to lower free cash generated, offset by dividends paid in the preceding quarter.

Capital Expenditure

Group capital expenditure was RM23.1m mainly from expenditure on the broadcast facility at Cyberjaya and other equipment.

Net Profit/(Loss)

Group net loss was RM71.1m compared to a net profit of RM68.0m in the preceding quarter, mainly due to lower consolidated operating income, higher taxation and a higher charge for the Group's share of the post tax results from investments accounted for using the equity method. This includes a provision for operating losses of RM100.7m (RM56.6m in Q3FY07) arising in PTDV to account for the Group's estimated share of start-up losses in that venture as required by IAS 31 – 'Interests in Joint Ventures'. The increase from the previous quarter arose from a reassessment of the Group's likely contributions to the long term capital of PTDV in light of the draft agreements, current operations and proposed business plan for the venture.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Fourth Quarter 2007) against the preceding quarter (Third Quarter 2007) (continued)

Malaysian Multi channel TV

MC-TV achieved total revenue of RM504.4m, which was RM6.0m or 1.2% higher than the preceding quarter, primarily due to higher subscription revenue, offset by lower air time sales.

While end of period residential customers increased by 45,900 to 2,016,000, net additions were lower by 10,600 as compared to the previous quarter as a result of higher churn, mitigated by higher gross additions.

Residential customer ('000)	Fourth Quarter 2007	Third Quarter 2007	Variance
Gross additions	94.1	82.7	11.4
Churn	(48.2)	(26.2)	(22.0)
Net additions	45.9	56.5	(10.6)

While absolute churn in the current quarter has increased by 22,000 customers to 48,200 customers from 26,200 customers in the last quarter, MAT churn for this quarter has improved to 8.8% from 10.6% in the last quarter.

ARPU was RM77.3 compared to RM77.7 in the preceding quarter due to higher take-ups of lower-priced packages by new customers, offset by higher interactive services income.

CAC per box sold of RM710 increased by RM27 from RM683 in the preceding quarter mainly due to higher free boxes activated during the period.

Radio

Radio revenue of RM41.3m was RM2.2m or 5.6% higher than RM39.1m in the preceding quarter mainly due to higher advertising revenue.

Library Licensing and Distribution

Revenue of RM26.2m for Library Licensing and Distribution was RM10.4m or 65.8% higher than RM15.8m in the preceding quarter. The increase in revenue was mainly attributable to higher licensing revenue from Shaw titles and higher revenue from TV programme distribution.

(B) Performance of the current financial year ended 31 January 2007 (FY 2007) against the corresponding financial year ended 31 January 2006 (FY 2006)

Group revenue for the current financial year increased to RM2,224.3m, resulting in group EBITDA increasing to RM527.5m, an increase of 49.7% over the previous year. Net profit of RM160.4m was down from RM228.6m last year, primarily due to the accounting in the current year for the Group's share of the estimated operating losses of PTDV of RM157.4m.

(B) Performance of the current financial year ended 31 January 2007 (FY 2007) against the corresponding financial year ended 31 January 2006 (FY 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006
Consolidated Performance				
Total Revenue	2,224.3	2,012.5		
Customer Acquisition Costs (CAC)[2]	273.9	384.3		
EBITDA[3]	527.5	352.3		
EBITDA Margin (%)	23.7	17.5		
Net Profit	160.4	228.6		
Free Cash Flow[4]	353.9	300.0		
Net Increase/(Decrease) in Cash	227.6	(118.4)		
Capital expenditure[5]	95.5	128.1		
(i) Malaysian Multi channel TV(MC-TV)[1]				
Subscription revenue	1,800.4	1,641.2		
Advertising revenue	141.2	113.8		
Other revenue	36.7	32.0		
Total revenue	1,978.3	1,787.0		
CAC[2]	273.9	384.3		
EBITDA[3]	552.5	389.2		
EBITDA Margin (%)	27.9	21.8		
Capital expenditure[5]	85.7	115.4		
Total subscriptions-net additions ('000)			260	243
Total subscriptions-end of period ('000)			2,201	1,941
Residential customers-net additions ('000)			232	218
Residential customers-end of period ('000)			2,016	1,784
ARPU – residential customer (RM)			78	79
MAT Churn (%)			8.8	13.4
CAC per set-top box sold (RM)[8]			667	749
Content cost (RM per customer per mth)			26	26

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2007 (FY 2007) against the corresponding financial year ended 31 January 2006 (FY 2006) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006	YEAR ENDED 31/01/2007	YEAR ENDED 31/01/2006
(ii) Radio[1]				
Revenue	151.0	143.3		
EBITDA[3]	67.0	60.4		
EBITDA Margin (%)	44.4	42.1		
Listeners ('000)[6]			10,934	11,2[illegible]
Share of radio adex (%)[7]			73	79
(iii) Library Licensing and Distribution[1]				
Revenue	75.3	60.1		
EBITDA[3]	(38.2)	(72.5)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			86	1[illegible]
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			1,971	1,7[illegible]
Malaysian film production – theatrical release			2	[illegible]

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MC-TV – RM1.0m [FY07], RM1.0m [FY 06]; Radio – RM3.5m [FY07], RM3.0m [FY06]; Library Licensing and Distribution – RM18.6m [FY07], RM10.2m [FY06]).
2. Customer acquisition cost for the period under review is the cost incurred in activating new customers in the multi-channel subscription televis[illegible]n service, including sales and marketing related expenses and subsidised set-top box equipment costs. Accruals amounting to RM19.9m in relation to [illegible] cost of set-top boxes were reversed in the current financial year as these accruals have now been determined to be no longer required following the receipt of external confirmation.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment [illegible] depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library [illegible] programme rights which are expensed as part of cost of sales), impairment of investments and share of post tax results from investments accounted for using the equity method.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2006 and Sweep 2, 2005 performed by NMR in September 2006 and October 2005 respectively.
7. Based on NMR Adex Report.
8. CAC per box sold for FY06 was stated after adjusting for certain accruals in relation to the cost of set-top boxes.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2007 (FY 2007) against the corresponding financial year ended 31 January 2006 (FY 2006) (continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenue of RM2,224.3m which was RM211.8m or 10.5% higher than RM2,012.5m recorded for FY 2006. The increase was mainly driven by higher subscription revenue from MC-TV, which rose RM159.2m or 9.7%, primarily due to an enlarged customer base. Advertising revenue from MC-TV and Radio also increased by RM27.4m and RM7.7m respectively, while Library Licensing and Distribution revenue improved by RM15.2m to RM75.3m.

EBITDA

Group EBITDA of RM527.5m increased by RM175.2m or 49.7% from RM352.3m for FY 2006. The improvement was largely due to revenue growth and lower customer acquisition costs in MC-TV, partially offset by higher content costs and overheads.

Cash Flow

Free cash flow generated was RM353.9m compared to RM300.0m in the last financial year, as a result of higher operating cash flow, partially offset by higher cash outflow on investing activities.

The net increase in cash of RM227.6m compared to a decrease of RM118.4m for the last financial year was mainly due to higher free cash generated and the repayment of RM300m Bank Pembangunan dan Infrastruktur Malaysia Berhad Facilities in the last financial year.

Capital Expenditure

Group capital expenditure totalled RM95.5m, of which RM85.7m was incurred by MC-TV, primarily on the broadcast facility at Cyberjaya and other equipment.

Net Profit

Group net profit decreased from RM228.6m in last financial year to RM160.4m. The decrease of RM68.2m was primarily due to the Group accounting for its share of estimated operating losses of RM157.4m arising in PTDV and higher taxation, offset by improved operating income, higher finance income and lower finance costs.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2007 (FY 2007) against the corresponding financial year ended 31 January 2006 (FY 2006) (continued)

Malaysian Multi channel TV

MC-TV total revenue of RM1,978.3m was RM191.3m or 10.7% higher than FY 2006. The increase was driven by higher subscription and advertising revenue as a result of continuing growth in the business.

Residential customer net additions were 232,100 which increased by 13,700 or 6.3% compared to 218,400 for FY 2006.

MAT churn reduced to 8.8% during the current financial year as compared to 13.4% in FY 2006.

ARPU of RM77.7 was lower than FY 2006 ARPU of RM79.2 due to lower subscription revenue from changes in customer mix resulting in higher take-ups of lower-priced packages by new customers, offset by higher interactive services income.

CAC per box sold of RM667 decreased by RM82 from RM749 for FY 2006 mainly due to the reduction in set-top box contract price.

Radio

Radio's revenue of RM151.0m was RM7.7m or 5.4% higher than RM143.3m for FY 2006. This improvement was driven by higher radio advertising revenue.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM75.3m which was RM15.2m or 25.3% higher than RM60.1m for FY 2006. The increase was principally due to higher channel licensing revenue and TV programme distribution income.

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2008

The additional satellite transponder capacity now available to our television operations in Malaysia will allow us to provide more flexibility and choice to our customers at prices that recognize a variety of value propositions available in an enhanced product and service line up. These services will be progressively introduced to the market from around mid year and will allow us to continue to grow our customer base and revenues in this, our core business. However, the introduction of the enhanced products and services will involve additional costs, including the cost of securing new programming and channel development. Much of this cost, by necessity, will be incurred in advance of any incremental revenue. This together with rising costs for certain premium programming, including sports, is expected to have a significant impact on consolidated EBITDA in the coming year which will result in EBITDA margin percentage reducing by 3 - 4 percentage points over the course of the year.

Completion of the transactional documentation for our proposed investment in PT Direct Vision in Indonesia is still outstanding, pending certain regulatory approvals. However, the business of PT Direct Vision continues to develop under existing licensing arrangements. As it is still in a start up and market development phase, the business is expected to continue to incur losses. Under current accounting rules, the extent to which these losses are recognized in our consolidated financial statements will depend on an assessment of what is deemed to be our contribution to the long-term capital of this business which, in part, is dependent on the timing of completion of, and finalization of terms in the transactional documentation and execution of the business plan of the venture.

We continue to actively pursue opportunities in Malaysia and around the region, including India and China, where we can create value by leveraging our core competencies in platform operations, airtime marketing and content production, aggregation and distribution. However, any potential investment will be made with regard to the capital available to the Group and the need to maintain a progressive dividend policy.

Other than the foregoing, the Board of Directors is not currently aware of any other matters that might be expected to have a material impact on the expected operating performance, cash flows and financial position for the financial year ending 31 January 2008.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

The Company continues to pursue a progressive dividend policy that seeks to achieve a balance between long-term capital growth and immediate cash returns. To this end, the Company intends to target a payout ratio of 50% of the underlying earnings of the existing operations excluding share of start up losses attributable from investments accounted for using equity method.

Pursuant to the above policy, the Board is declaring and recommending the following dividends:

(i) Second Interim Dividend

The Board of Directors is pleased to declare a second interim tax-exempt dividend of 2.0 sen per share ("Second Interim Dividend") in respect of the financial year ended 31 January 2007. The Second Interim Dividend will be paid on 27 April 2007 to depositors who are registered in the Record of Depositors at the close of business on 11 April 2007.

A Depositor will qualify for entitlement to the Second Interim Dividend only in respect of:

(a) shares transferred to the depositor's securities account before 4.00 p.m. on 11 April 2007 in respect of transfers; and
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

(ii) Final Dividend

The Board of Directors hereby recommends a final tax exempt dividend of 3.0 sen per share ("Final Dividend") in respect of the financial year ended 31 January 2007, subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting. The Final Dividend will be paid on a date to be determined.

Should the Final Dividend be approved at the forthcoming Annual General Meeting, the total interim and final dividends approved in respect of the financial year ended 31 January 2007 would be 7.0 sen per share. This represents a distribution of 84% of the current year profit attributable to shareholders and an increase of 40% over the 5 sen per share paid in respect of the financial year ended 31 January 2006.

26. EARNINGS/(LOSS) PER SHARE

The basic and diluted earnings/(loss) per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/07	QUARTER ENDED 31/01/06	**YEAR ENDED 31/01/07**	YEAR ENDED 31/01/06
(1) Basic earnings/(loss) per share					
Profit/(loss) attributable to equity holders of the Company	RM'm	**(71.1)**	88.3	**160.4**	228.6
Weighted average number of ordinary shares	'm	**1,930.4**	1,925.7	**1,928.4**	1,923.8
Basic earnings/(loss) per share	sen	**(3.68)**	4.59	**8.32**	11.88
(2) Diluted earnings per share					
Profit/(loss) attributable to equity holders of the Company	RM'm	**(71.1)**	88.3	**160.4**	228.6
Weighted average number of ordinary shares	'm	**1,930.4**	1,925.7	**1,928.4**	1,923.8
Adjusted for share options granted	'm	**9.8**	17.8	**5.9**	13.6
Adjusted weighted average number of ordinary shares	'm	**1,940.2**	1,943.5	**1,934.3**	1,937.4
Diluted earnings per share*	sen	**	4.54	**8.29**	11.80

(*) The diluted earnings per share is calculated based on the dilutive effects of 53,864,750 options under the ESOS and MSIS.

(**) Not applicable for the quarter ended 31 January 2007 as the options under the ESOS and MSIS would decrease the loss per share for the period.

By order of the Board

Lakshmi Nadarajah (LS No. 9057)
Company Secretary

21 March 2007

Kuala Lumpur

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 21/03/2007 18:46:31
Reference No AA-070321-66721

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Press release on the financial results for the fourth quarter ended 31 January 2007

* **Contents :-**

Please find attached the press release on the financial results of ASTRO for the fourth quarter ended 31 January 2007.

Q4FY2007 Press Release.p

This announcement is dated 21 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

ASTRO POISED FOR CONTINUED GROWTH

Kuala Lumpur, 21 March 2007

ASTRO ALL ASIA NETWORKS plc reported continued demand for its services with Group revenues rising 11% to RM2,224 million for the financial year ended 31 January 2007. Group EBITDA increased 50% to RM528 million while net profit was RM160 million compared to RM229 million last year as a result of accounting for start-up losses in associates and overseas investments. The Board has, accordingly, declared a second interim tax-exempt dividend of 2.0 sen per share and recommended a final tax-exempt dividend of 3.0 sen per share. The total dividend of 7.0 sen per share represents a payout ratio of 42% on the underlying earnings of the existing operations excluding start-up losses for international investments (2006: 42%), and is a 40% increase over total dividends paid in respect of the financial year ended 31 January 2006.

Astro in Malaysia connected 398K new customers with subscriptions rising to 2.201 million including 2.016 million residential customers, representing 36.5% of Malaysian TV homes. Over 76% of net additions were Malay customers, bringing the penetration in that segment to 33.8% from 29.3% at the end of the previous year. Malay customers now account for 48.5% of our base. Chinese and Indian customers make-up 32% and 13.5% respectively of the total customer base. Churn, on a moving-average-total basis, improved to 8.8%, in-line with historical levels in contrast to 13.4% in the previous year.

Average revenue per subscriber (ARPU) at RM78 was marginally lower than in the previous year as we continued to penetrate the mass market. Customer acquisition cost, however, declined 11% to RM667 for each new customer as we continued to benefit from lower costs for set top boxes. Content costs as a percentage of revenue remained steady, at 29.7% against 29.3% in the previous year.

The radio business grew revenue 5.4% to RM151 million despite a softer advertising market and increased competition from new entrants. We maintained market leadership with 52% share of listenership and 73% share of advertising revenues.

	FY2007 Year ended 31/01/2007	FY2006 Year ended 31/01/2006
Revenue (RM 'm)	**2,224**	2,013
EBITDA (RM 'm)	**528**	352
Net Profit (RM 'm)	**160**	229
Subscribers (millions)*	**2.016**	1.784
Listeners (millions)**	**10.9**	11.2

*Residential subscribers

**based on Nielsen survey in Oct 2006 and Oct 2005 respectively

[Full details of our FY2007 results are available in a separate announcement to Bursa Malaysia.] ENDS

About ASTRO

ASTRO ALL ASIA NETWORKS plc is the region's leading cross-media operator with Direct-To-Home satellite multi-channel television services in Malaysia and Brunei and soon, in Indonesia. It is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. The ASTRO Entertainment Network produces 18 television channels of original and aggregated content of various genres in multiple languages. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services, including provision of content for mobile devices. AAAN operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur. With market capitalization of RM10 billion (US$2.8 billion), it ranks among the top 20 companies on Bursa Malaysia.

For further information, please contact:

Grant Ferguson (Chief Financial Officer)
Tel: +603-9543 6688
Fax: +603-9543 6877
Email: grant_ferguson@astro.com.my

David Yap (Director, Corporate Communications & Community Affairs)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Celestial Pictures grew revenue by 25% to RM75.3 million supported by higher subscriptions to the Celestial Movies channel and sales of television content. Celestial continues to exploit the Shaw Brothers library over multiple media platforms, and broaden the distribution of its Celestial Movies and Wa TV channels. It continues to pursue opportunities for its drama and movie production and distribution businesses.

In Indonesia, we await formal authorization of satellite landing rights in order to finalise the shareholder and transaction documentation for our proposed investment in PT Direct Vision. In the current year, we have accounted for RM157.4 million for our estimated share of the start-up losses in this investment.

Commenting on the prospects for pay-TV services in Malaysia, Astro Malaysia Chief Executive Officer Rohana Rozhan said: "We look forward to expanding our service offering by providing customers both greater choice and flexibility with the availability of additional satellite capacity on MEASAT 3. To this end we have made significant investments in infrastructure and content. We introduced 11 channels on our bouquet last year, and will be introducing many more new channels and packages to cater for the diverse viewing needs of our customers. We have also addressed the issues relating to the Customer Relationship Management system that has impacted our operations over the last few quarters. The stabilization of the system has contributed to churn normalizing to historical levels."

Commenting on overall group prospects, ASTRO Deputy Chairman Ralph Marshall said: "It has been a satisfactory year for the group, and we look forward to further expansion both domestically and internationally. We will continue to make significant investments to originate and aggregate content for our local language channels to cater for the needs of the growing customer base across the platforms in Malaysia, Indonesia and Brunei. Both Celestial Pictures and Astro Entertainment Network are well placed to develop premium content for our proprietary channels, and develop joint-ventures with product specialist to enhance our content capabilities.

We are in active discussions with local partners to consummate platform joint ventures in various territories which offer significant growth potential. These initiatives will be critical for the longer term growth of the business thus ensuring earnings growth and creation of shareholder value. Our balance sheet is able to support these initiatives through internal cash and borrowings without impacting immediate cash returns to shareholders."

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by ASTRO ALL ASIA NETWORKS PLC on 21/03/2007 19:26:42
Reference No AA-070321-69304

* Announcement reference number	:	**AA-070319-46253**
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

---

* Entitlement date :**11/04/2007**
* Entitlement time :**17:00:00**
* Entitlement subject :**Second interim dividend**
* Entitlement description

Second interim tax-exempt dividend of 2 sen per ordinary share of 10 pence each

Period of interest payment : to

Financial Year End :**31/01/2007**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
Level 26 Menara Multi-Purpose, Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur, Malaysia
Telephone no: 603-27212222

Payment date :**27/04/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**11/04/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM) :**0.02**

Remarks

The amendment is made in respect of the Entitlement Date which is on 11 April 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 41946 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 42,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 26 March 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41941 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**22/03/2007**

Subject : ASTRO - NOTICE OF BOOK CLOSURE

Contents :

Second interim dividend of 2 sen per ordinary share of 10 pence each tax-exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [9 April 2007]

2) The last date of lodgement : [11 April 2007]

3) Date Payable : [27 April 2007]

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 22/03/2007 18:40:53
Reference No AA-070322-66521

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraphs 9.19(17) and 9.39 of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

We wish to announce that the Company has on 21 March 2007 received a notification of interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"). The particulars of the notification as at 14 March 2007 are as follows:-

Name	**No. of shares of 10 pence each**		**%**
EPF Board	82,663,800		
Aberdeen Asset Management Sdn Bhd	509,500		
Alliance Group Nominees (Tempatan) Sdn Bhd - Alliance Capital Asset Management Sdn Bhd for EPF Board	1,886,000		
Cartaban Nominees (Tempatan) Sdn Bhd - Amanah SSCM Nominees (Tempatan) Sdn Bhd for EPF Board (JF404)	12,000,000		
AmanahRaya JMF Asset Management Sdn Bhd	766,000		
AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C1)	2,708,700		
Cimsec Nominees (Tempatan) Sdn Bhd - CIMB – Principal Asset Management Berhad for EPF Board	2,011,400		

RHB Nominees (Tempatan) Sdn Bhd - RHB Asset Management Sdn Bhd for KWSP	1,750,000		
SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	3,800,000		
TOTAL	108,095,400		5.59

This announcement is dated 22 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 41989 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**23/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 24,800 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 27 March 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42026 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 67,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 28 March 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 27/03/2007 19:21:07
Reference No AA-070327-61436

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 27 March 2007 received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
15 - 22 March 2007	EPF Board	Acquistion	2,476,700	
21 March 2007	EPF Board	Disposal	(250,000)	
21 March 2007	SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	Acquistion	200,000	
22 March 2007	AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C1)	Disposal	(1,000,000)	
	TOTAL		1,426,700	0.07

Immediately prior to the above acquisitions/disposals, EPF had direct beneficial equity interest in 108,095,400 ASTRO shares representing 5.59% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 109,522,100 ASTRO shares representing 5.66% of the total issued share capital of the Company. The said 109,522,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	84,890,500	
Aberdeen Asset Management Sdn Bhd	509,500	
Alliance Group Nominees (Tempatan) Sdn Bhd - Alliance Capital Asset Management Sdn Bhd for EPF Board	1,886,000	
Cartaban Nominees (Tempatan) Sdn Bhd - Amanah SSCM Nominees (Tempatan) Sdn Bhd for EPF Board (JF404)	12,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	766,000	
AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C1)	1,708,700	
Cimsec Nominees (Tempatan) Sdn Bhd - CIMB – Principal Asset Management Berhad for EPF Board	2,011,400	
RHB Nominees (Tempatan) Sdn Bhd - RHB Asset Management Sdn Bhd for KWSP	1,750,000	
SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	4,000,000	
TOTAL	109,522,100	5.66

This announcement is dated 27 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 42064 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**28/03/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 11,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 30 March 2007.**

Alliance Group Nominees (Tempatan) Sdn Bhd - Alliance Capital Asset Management Sdn Bhd for EPF Board	1,886,000	
Cartaban Nominees (Tempatan) Sdn Bhd - Amanah SSCM Nominees (Tempatan) Sdn Bhd for EPF Board (JF404)	12,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	766,000	
AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C1)	1,708,700	
Cimsec Nominees (Tempatan) Sdn Bhd - CIMB – Principal Asset Management Berhad for EPF Board	2,011,400	
RHB Nominees (Tempatan) Sdn Bhd - RHB Asset Management Sdn Bhd for KWSP	1,750,000	
SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	3,906,500	
TOTAL	112,410,600	5.81

This announcement is dated 30 March 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0
General Announcement
Submitted by ASTRO ALL ASIA NETWORKS PLC on 30/03/2007 19:08:40
Reference No AA-070330-67021

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 30 March 2007 received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
23 and 26 March 2007	EPF Board	Acquistion	2,982,000	
23 March 2007	SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	Disposal	(93,500)	
	TOTAL		2,888,500	0.15

Immediately prior to the above acquisitions/disposal, EPF had direct beneficial equity interest in 109,522,100 ASTRO shares representing 5.66% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 112,410,600 ASTRO shares representing 5.81% of the total issued share capital of the Company. The said 112,410,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	87,872,500	
Aberdeen Asset Management Sdn Bhd	509,500	

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 42190 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/04/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 15,500 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 5 April 2007.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 42481 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**16/04/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 52,800 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 18 April 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 16/04/2007 18:09:50
Reference No AA-070416-64186

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 16 April 2007 received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
10 and 11 April 2007	EPF Board	Acquisitions	3,000,000	
10 and 11 April 2007	SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	Disposals	(350,000)	
Total			2,650,000	0.14

Immediately prior to the above acquisitions/disposals, EPF had direct beneficial equity interest in 123,255,700 ASTRO shares representing 6.37% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 125,905,700 ASTRO shares representing 6.51% of the total issued share capital of the Company. The said 125,905,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	108,174,100	
Aberdeen Asset Management Sdn Bhd	509,500	
Alliance Group Nominees (Tempatan) Sdn Bhd - Alliance Capital Asset Management Sdn Bhd for EPF Board	1,886,000	
Amanah SSCM Nominees Tempatan Sdn Bhd - MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	766,000	
AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C 1)	1,708,700	
Cimsec Nominees (Tempatan) Sdn Bhd - CIMB - Principal Asset Management Berhad for EPF Board	2,011,400	

RHB Nominees (Tempatan) Sdn Bhd - RHB Asset Management Sdn Bhd for KWSP	1,850,000	
SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	3,000,000	
TOTAL	125,905,700	6.51

This announcement is dated 16 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 18/04/2007 18:49:03
Reference No AA-070418-65781

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19 of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 18 April 2007 received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
12 and 13 April 2007	EPF Board	Acquisitions	1,500,000	
12 and 13 April 2007	SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	Disposals	(300,000)	
Total			1,200,000	0.06

Immediately prior to the above acquisitions/disposals, EPF had direct beneficial equity interest in 125,905,700 ASTRO shares representing 6.51% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 127,105,700 ASTRO shares representing 6.57% of the total issued share capital of the Company. The said 127,105,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	109,674,100	
Aberdeen Asset Management Sdn Bhd	509,500	
Alliance Group Nominees (Tempatan) Sdn Bhd - Alliance Capital Asset Management Sdn Bhd for EPF Board	1,886,000	
Amanah SSCM Nominees Tempatan Sdn Bhd - MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	766,000	
AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C 1)	1,708,700	

Cimsec Nominees (Tempatan) Sdn Bhd - CIMB - Principal Asset Management Berhad for EPF Board	2,011,400	
RHB Nominees (Tempatan) Sdn Bhd - RHB Asset Management Sdn Bhd for KWSP	1,850,000	
SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	2,700,000	
TOTAL	127,105,700	6.57

This announcement is dated 18 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 42571 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/04/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 15,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 23 April 2007.**

General Announcement
Reference No **AA-070419-54724**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/04/2007**

Type	:	**Announcement**
Subject	:	**INTERNAL REORGANISATION OF THE GROUP STRUCTURE OF ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company")**

Contents :

The Board of Directors of ASTRO wishes to announce an internal reorganisation plan which will involve the transfer of shares in three of its wholly-owned subsidiaries, as set out below ("Reorganisation"):-

(i) The entire equity interests held by ASTRO in ASTRO Productions Sdn Bhd ("APSB") and Maestro Talent and Management Sdn Bhd ("Maestro") to ASTRO Entertainment Sdn Bhd ("AESB"); and

(ii) The entire equity interest held by APSB in Nusantara Seni Karya Sdn Bhd (formerly known as ASTRO Icon Sdn Bhd)("NSK") to AESB.

APSB and Maestro are wholly-owned subsidiaries of ASTRO, while NSK is a wholly-owned subsidiary of APSB. AESB is wholly-owned by ASTRO All Asia Entertainment Networks Ltd (a company incorporated in Hong Kong), which is in turn wholly-owned by ASTRO Overseas Limited ("AOL") (a company incorporated in Bermuda). AOL is a wholly-owned subsidiary of ASTRO.

The Reorganisation is part of ASTRO Group's internal restructuring plan, which is undertaken for the purpose of consolidating business activities related to television content under a single entity namely, AESB, and to facilitate management direction and accountability in growing the Group's content business.

The Reorganisation does not have any effect on the issued and paid up capital of the Company nor does it has any material effect on the net assets, earnings per share or gearing of the ASTRO Group, or on the shareholdings of its substantial shareholders.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Reorganisation.

This announcement is dated 19 April 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/04/2007 17:17:38
Reference No AA-070423-55304

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19 of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 23 April 2007 received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
3 and 4 April 2007	Nomura Asset Management (S'pore) Ltd	Acquisitions	2,000,000	
16 April 2007	SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	Disposal	(100,000)	
16 and 17 April 2007	EPF Board	Acquisitions	3,765,900	
17 April 2007	Aberdeen Asset Management Sdn Bhd	Acquisition	430,000	
17 April 2007	AmanahRaya JMF Asset Management Sdn Bhd	Disposal	(200,000)	
Total			5,895,900	0.31

Immediately prior to the above acquisitions/disposals, EPF had direct beneficial equity interest in 127,105,700 ASTRO shares representing 6.57% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 133,001,600 ASTRO shares representing 6.88% of the total issued share capital of the Company. The said 133,001,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	113,440,000	
Aberdeen Asset Management Sdn Bhd	939,500	

Alliance Group Nominees (Tempatan) Sdn Bhd - Alliance Capital Asset Management Sdn Bhd for EPF Board	1,886,000	
Amanah SSCM Nominees Tempatan Sdn Bhd - MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	566,000	
AM Nominees (Tempatan) Sdn Bhd - EPF Board (A/C 1)	1,708,700	
Cimsec Nominees (Tempatan) Sdn Bhd - CIMB - Principal Asset Management Berhad for EPF Board	2,011,400	
RHB Nominees (Tempatan) Sdn Bhd - RHB Asset Management Sdn Bhd for KWSP	1,850,000	
SBB Nominees (Tempatan) Sdn Bhd - SBB Asset Management Sdn Bhd	2,600,000	
Nomura Asset Management (S'pore) Ltd	2,000,000	
TOTAL	133,001,600	6.88

This announcement is dated 23 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **24/04/2007 18:31:49**
Reference No **AA-070424-61241**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 24 April 2007 received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
18 and 19 April 2007	EPF Board	Acquisitions	1,345,800	
18 and 19 April 2007	SBB Asset Management Sdn Bhd	Disposals	(1,100,000)	
TOTAL			245,800	0.01

Immediately prior to the above acquisitions/disposals, EPF had direct beneficial equity interest in 133,001,600 ASTRO shares representing 6.88% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 133,247,400 ASTRO shares representing 6.89% of the total issued share capital of the Company. The said 133,247,400 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	114,785,800	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	566,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	2,011,400	
Nomura Asset Management (S'pore) Ltd	2,000,000	
RHB Asset Management Sdn Bhd	1,850,000	

SBB Asset Management Sdn Bhd	1,500,000	
TOTAL	133,247,400	6.89

This announcement is dated 24 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 27/04/2007 18:01:00
Reference No AA-070427-56367

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 26 April 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
20 and 23 April 2007	SBB Asset Management Sdn Bhd	Disposals	1,500,000	
Total			1,500,000	0.08

Immediately prior to the above disposals, EPF had direct beneficial equity interest in 133,247,400 ASTRO shares representing 6.89% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 131,747,400 ASTRO shares representing 6.81% of the total issued share capital of the Company. The said 131,747,400 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	114,785,800	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	566,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	2,011,400	
Nomura Asset Management (S'pore) Ltd	2,000,000	
RHB Asset Management Sdn Bhd	1,850,000	
TOTAL	131,747,400	6.81

This announcement is dated 27 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 30/04/2007 18:33:08
Reference No AA-070430-65687

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 30 April 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
25 April 2007	AmanahRaya JMF Asset Management Sdn Bhd	Disposal	(64,000)	
Total			(64,000)	0.003

Immediately prior to the above disposal, EPF had direct beneficial equity interest in 131,747,400 ASTRO shares representing 6.81% of the total issued share capital of the Company. The above change has resulted in a decrease in EPF's interest in the shares of the Company to 131,683,400 ASTRO shares representing 6.81% of the total issued share capital of the Company. The said 131,683,400 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	114,785,800	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	2,011,400	
Nomura Asset Management (S'pore) Ltd	2,000,000	
RHB Asset Management Sdn Bhd	1,850,000	
Total	131,683,400	6.81

This announcement is dated 30 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 04/05/2007 17:49:16
Reference No AA-070504-62257

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 4 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
30 April 2007	EPF Board	Disposal	(1,291,000)	
30 April 2007	Nomura Asset Management (S' pore) Ltd	Disposal	(1,000,000)	
Total			**(2,291,000)**	**0.12**

Immediately prior to the above disposals, EPF had direct beneficial equity interest in 131,683,400 ASTRO shares representing 6.81% of the total issued share capital of the Company. The above change has resulted in a decrease in EPF's interest in the shares of the Company to 129,392,400 ASTRO shares representing 6.69% of the total issued share capital of the Company. The said 129,392,400 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	113,494,800	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	2,011,400	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,850,000	
TOTAL	**129,392,400**	**6.69**

This announcement is dated 4 May 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 42959 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **07/05/2007**

Subject :. ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 158,700 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 9 May 2007.**

General Announcement
Reference No **AA-070508-63576**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**08/05/2007**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NS-070507-44106**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company") - Article entitled: "ASTRO REVENUE TO RISE 15%"**

Contents :

We refer to your letter dated 7 May 2007 with respect to your query on the following statement as reported in The Star, Starbiz Section, Page B5, Saturday, 5 May 2007:

> ".......*expects higher subscription fee expects higher subscription fees to boost its revenue by about 15% for the financial year ending Jan 31, 2008....*"

By way of clarification, the above statement was intended to reflect the general expectation of our Company's television revenues, strictly based on our recent announcement on price increase to our customers of between RM5 to RM15.

Although no assurance is given, the indicated increase in revenue was intended to present the impact of the price increase on the Malaysian televison business operations on an annualized basis without any specific expectation or representation that revenues of AAAN or its affiliates would actually increase by 15% percent for the financial year ending 31 January 2008.

This announcement is dated 8 May 2007.

Query Letter content :
We refer to the above news article appearing in The Star, Starbiz Section, Page B5, Saturday, 5 May 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:
"... expects higher subscription fees to boost its revenue by about 15% for the financial year ending Jan 31, 2008..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported articles, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

TAN YEW ENG
Head, Issuers
Listing Division
Group Regulations

TYE/NZ
Copy to: Securities Commission (via fax)

General Announcement
Reference No **AA-070509-68469**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/05/2007**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY") - PROPOSED AMENDMENTS TO THE AUTHORISED SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION OF ASTRO ALL ASIA NETWORKS PLC ("AAAN" or "the Company") ("PROPOSED AMENDMENTS")**

Contents :

The Board of Directors of AAAN is pleased to announce that the Company proposes to amend its authorised share capital and the Memorandum and Articles of Association ("Proposed Amendments") in order to restate the authorised share capital, to reflect the recent amendments to the Listing Requirements of Bursa Malaysia Securities Berhad and the provisions of the United Kingdom Companies Act 2006, and to enhance the administration of the internal affairs of the Company.

The Proposed Amendments are subject to the approval of the Company's shareholders at an extraordinary general meeting ("EGM") to be convened later.

A circular to shareholders setting out the details of the Proposed Amendments together with the Notice of EGM will be despatched to the shareholders in due course.

This announcement is dated 9 May 2007.

General Announcement
Reference No **MM-070509-64798**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/05/2007**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")**

(I) PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS ("RRPTS") OF A REVENUE OR TRADING NATURE; AND

(II) PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RRPTS OF A REVENUE OR TRADING NATURE

(COLLECTIVELY, "PROPOSED MANDATE")

Contents :

1. INTRODUCTION

On our behalf, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) ("CIMB") is pleased to announce that we intend to seek our shareholders' approval for the Proposed Mandate pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") ("Listing Requirements") at our forthcoming Extraordinary General Meeting ("EGM").

2. DETAILS OF THE PROPOSED MANDATE

In the ordinary course of our business, we have entered or will enter into recurrent transactions of revenue or trading nature which are necessary for our day-to-day operations with different classes of related parties. These RRPTs have been or will be carried out on an arm's length basis and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and will not be detrimental to our minority shareholders.
On 18 July 2006, we obtained a mandate from our shareholders at an EGM to enter into certain RRPTs with related parties on the terms set out in the circular dated 23 June 2006. In accordance with the Listing Requirements, the present mandate will continue to be in force only until the conclusion of our forthcoming Annual General Meeting unless authority for its renewal is obtained from the Shareholders at our forthcoming EGM.

Pursuant to Paragraph 10.09 of Chapter 10 and Practice Note No. 12/2001 of the Listing Requirements, we will be seeking the approval of our shareholders for the Proposed Mandate at our forthcoming EGM.

3. RATIONALE FOR THE PROPOSED MANDATE

The Proposed Mandate will enable our Group to carry out RRPTs (which are comprised in the Proposed Mandate) necessary for our day-to-day operations on a more efficient and timely basis, and eliminate the need for us to make frequent announcements to Bursa Securities or convene separate general meetings to seek our shareholders' approvals, as and when the aforesaid RRPTs are entered into. The Proposed Mandate will, therefore, enable our Group to save administrative time and expenses which could be better utilised towards pursuing our

corporate objectives.

Further, the related parties to the RRPTs have the necessary expertise and resources to provide the products and services which are needed for the operations of our Group and vice versa. As such, the RRPTs are beneficial to our Group through the mutual utilisation of our related parties' expertise and resources.

4. EFFECTS OF THE PROPOSED MANDATE

The Proposed Mandate will not have any effect on the issued and paid-up share capital and our Major Shareholders' shareholdings in our Company. In addition, the Proposed Mandate will not have any material effects on the earnings per share, net assets per share and gearing of our Group. However, the Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature and form an integral part of our Group's day-to-day operations and hence, they contribute and are critical to our financial performance.

5. APPROVALS REQUIRED

The Proposed Mandate is subject to approval being obtained from our shareholders at our forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Our interested Directors have abstained and will continue to abstain from deliberating and voting in respect of the relevant RRPTs under the Proposed Mandate involving their interests and/or interests of persons connected to them, at our relevant Board meetings. In addition, our interested Directors will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve RRPTs involving their interests and/or interests of persons connected to them.

Our interested Major Shareholders will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions to approve RRPTs involving their interests and/or interests of persons connected to them.

Further, our interested Major Shareholders and interested Directors will undertake to ensure that persons connected to them will abstain from voting on the relevant resolutions in respect of the Proposed Mandate at our forthcoming EGM, in which they and/or persons connected to them have interests.

7. STATEMENT BY THE BOARD

Our Board, save for the interested Directors, having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interests of our Group.

Accordingly, our Board, save for the interested Directors, recommend that our shareholders vote in favour of the ordinary resolutions pertaining to the Proposed Mandate to be tabled at our forthcoming EGM.

8. ADVISER

We have appointed CIMB as our adviser for the Proposed Mandate.

9. CIRCULAR TO SHAREHOLDERS

A circular containing further details of the Proposed Mandate together with the Notice of EGM will be despatched to our shareholders in due course.

This announcement is dated 9 May 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43072 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**10/05/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 14,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 14 May 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/05/2007 17:23:59
Reference No AA-070510-44729

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 10 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
3 May 2007	EPF Board	Disposal	(199,300)	
Total			**(199,300)**	**0.01**

Immediately prior to the above disposals, EPF had direct beneficial equity interest in 129,392,400 ASTRO shares representing 6.69% of the total issued share capital of the Company. The above change has resulted in a decrease in EPF's interest in the shares of the Company to 129,193,100 ASTRO shares representing 6.68% of the total issued share capital of the Company. The said 129,193,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	113,295,500	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	2,011,400	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,850,000	
TOTAL	**129,193,100**	**6.68**

This announcement is dated 10 May 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 14/05/2007 17:45:57
Reference No AA-070514-57291

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 14 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
7 and 8 May 2007	CIMB - Principal Asset Management Berhad	Disposal	(569,800)	
7 May 2007	RHB Asset Management Sdn Bhd	Disposal	(13,300)	
TOTAL			(583,100)	0.03

Immediately prior to the above disposals, EPF had direct beneficial equity interest in 129,193,100 ASTRO shares representing 6.68% of the total issued share capital of the Company. The above change has resulted in a decrease in EPF's interest in the shares of the Company to 128,610,000 ASTRO shares representing 6.65% of the total issued share capital of the Company. The said 128,610,000 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	113,295,500	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	1,441,600	
Nomura Asset Management (S'pore) Ltd	1,000,000	

RHB Asset Management Sdn Bhd	1,836,700	
TOTAL	128,610,000	6.65

This announcement is dated 14 May 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 16/05/2007 18:01:41
Reference No AA-070516-63343

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 16 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
10 May 2007	EPF Board	Acquisition	758,100	
Total			758,100	0.04

Immediately prior to the above acquistion, EPF had direct beneficial equity interest in 128,610,000 ASTRO shares representing 6.65% of the total issued share capital of the Company. The above change has resulted in an increase in EPF's interest in the shares of the Company to 129,368,100 ASTRO shares representing 6.69% of the total issued share capital of the Company. The said 129,368,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	114,053,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	1,441,600	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,836,700	
TOTAL	129,368,100	6.69

This announcement is dated 16 May 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43267 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **17/05/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 50,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 21 May 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 17/05/2007 18:24:42
Reference No AA-070517-65242

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 17 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
16 April 2007	RHB Asset Management Sdn Bhd	Acquisition	50,000	
11 and 14 May 2007	EPF Board	Acquisition	1,953,500	
Total			2,003,500	0.10

Immediately prior to the above acquisitions, EPF had direct beneficial equity interest in 129,368,100 ASTRO shares representing 6.69% of the total issued share capital of the Company. The above change has resulted in an increase in EPF's interest in the shares of the Company to 131,371,600 ASTRO shares representing 6.79% of the total issued share capital of the Company. The said 131,371,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	116,007,100	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	1,441,600	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	

TOTAL	131,371,600	6.79

This announcement is dated 17 May 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 43386 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**22/05/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 82,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 24 May 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 22/05/2007 17:20:00
Reference No AA-070522-59462

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**5076**
* Stock code	:	**ASTRO**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 22 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
16 May 2007	EPF Board	Acquisition	244,500	
TOTAL			244,500	0.013

Immediately prior to the above acquisition, EPF had direct beneficial equity interest in 131,371,600 ASTRO shares representing 6.794% of the total issued share capital of the Company. The above change has resulted in an increase in EPF's interest in the shares of the Company to 131,616,100 ASTRO shares representing 6.806% of the total issued share capital of the Company. The said 131,616,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	116,251,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd (*formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB – Principal Asset Management Berhad	1,441,600	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	

TOTAL	131,616,100	6.806

This announcement is dated 22 May 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/05/2007 18:19:05

Reference No AA-070523-65062

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 23 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
17 and 18 May 2007	EPF Board	Acquisitions	966,700	
Total			966,700	0.05

Immediately prior to the above acquisitions, EPF had direct beneficial equity interest in 131,616,100 ASTRO shares representing 6.81% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 132,582,800 ASTRO shares representing 6.86% of the total issued share capital of the Company. The said 132,582,800 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	117,218,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	1,441,600	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	132,582,800	6.86

This announcement is dated 23 May 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 25/05/2007 18:01:45
Reference No AA-070525-63880

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 25 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particular of change as notified is as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
21 May 2007	EPF Board	Acquisition	1,000,000	
Total			1,000,000	0.05

Immediately prior to the above acquisition, EPF had direct beneficial equity interest in 132,582,800 ASTRO shares representing 6.86% of the total issued share capital of the Company. The above change has resulted in an increase in EPF's interest in the shares of the Company to 133,582,800 ASTRO shares representing 6.91% of the total issued share capital of the Company. The said 133,582,800 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	118,218,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	1,441,600	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	133,582,800	6.91

This announcement is dated 25 May 2007.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **29/05/2007 18:31:36**
Reference No **AA-070529-65136**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 29 May 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of changes as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
23 May 2007	EPF Board	Acquisition	2,000,000	
23 and 24 May 2007	CIMB - Principal Asset Management Berhad	Disposals	(1,288,600)	
Total			711,400	0.03

Immediately prior to the above changes, EPF had direct beneficial equity interest in 133,582,800 ASTRO shares representing 6.91% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 134,294,200 ASTRO shares representing 6.94% of the total issued share capital of the Company. The said 134,294,200 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	120,218,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
CIMB - Principal Asset Management Berhad	153,000	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	134,294,200	6.94

This announcement is dated 29 May 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 43658 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**30/05/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 33,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 1 June 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43709 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **31/05/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 57,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 4 June 2007.**

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **05/06/2007 18:15:46**

Reference No **AA-070605-64192**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 5 June 2007 received two notifications of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of changes as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
25 May 2007	CIMB - Principal Asset Management Berhad	Disposal	(153,000)	
30 May 2007	EPF Board	Acquisition	1,000,000	
Total			847,000	0.05

Immediately prior to the above changes, EPF had direct beneficial equity interest in 134,294,200 ASTRO shares representing 6.94% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 135,141,200 ASTRO shares representing 6.99% of the total issued share capital of the Company. The said 135,141,200 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	121,218,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	135,141,200	6.99

This announcement is dated 5 June 2007.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 43858 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **06/06/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 23,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 8 June 2007.**

General Announcement
Reference No MM-070606-34512

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/06/2007**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS PLC ("AAAN" OR THE "COMPANY") - NOTICE OF EXTRAORDINARY GENERAL MEETING ("EGM")** **PROPOSED JOINT VENTURE FOR THE PROVISION OF DIGITAL SATELLITE PAY-TELEVISION SERVICES IN INDIA ("PROPOSED JOINT VENTURE")**

Contents :

We refer to the announcement dated 5 April 2007 in relation to the Proposed Joint Venture.

On behalf of AAAN, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) is pleased to announce that the EGM of the Company will be held at the Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Monday, 25 June 2007 at 10:00 a.m., or any adjournment thereof.

The full text of the Notice of EGM is attached herewith for your attention.

This announcement is dated 6 June 2007.

Notice of EGM.pdf

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc will be held on Monday, 25 June 2007 at 10:00 a.m. at the Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1

Proposed Investment of up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) by ASTRO ALL ASIA NETWORKS plc ("Company"), through South Asia Entertainment Holdings Limited, its wholly-owned subsidiary and/or the subsidiaries or nominees of the Company, in Sun Direct TV Private Limited ("Proposed Investment")

"THAT approval be and is hereby given to the Company, through South Asia Entertainment Holdings Limited ("SAEHL"), its wholly-owned subsidiary and/or subsidiaries or nominees of the Company, to invest up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in Sun Direct TV Private Limited ("Sun Direct"), upon the terms and conditions of the conditional share subscription agreement and the conditional shareholders agreement entered into between SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct, both dated 5 April 2007, the salient terms of which are set out in Sections 2.1 and 2.2 of the Circular to Shareholders dated 7 June 2007;

AND THAT the Directors of the Company be and are hereby authorised:

(i) to assent to any condition, modification, variation and/or amendment which is in the best interests of the Company;
(ii) to approve or enter into such other agreements, documents and arrangements as they may deem necessary, appropriate and/or desirable and to submit all relevant applications to the relevant authorities and to any third parties;
(iii) to approve or enter into such agreements or to execute such documents as may be required or expedient; and
(iv) to take all such actions and do all such acts, deeds and things as are necessary, expedient or appropriate, in the best interest of the Company,

to implement, finalise, complete and give full effect to the Proposed Investment and to discharge the obligations of the Company and/or SAEHL and/or the subsidiaries or nominees of the Company under all agreements entered into."

ORDINARY RESOLUTION 2

Proposed provision of financial assistance of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) to Sun Direct TV Private Limited by ASTRO ALL ASIA NETWORKS plc ("Company"), through South Asia Entertainment Holdings Limited, its wholly-owned subsidiary and/or subsidiaries of the Company ("Proposed Financial Assistance")

"THAT subject to the passing of Ordinary Resolution 1 and the approvals being obtained from all relevant authorities/parties, approval be and is hereby given to the Company, through South Asia Entertainment Holdings Limited ("SAEHL"), its wholly-owned subsidiary and/or subsidiaries of the Company, to provide financial assistance (including but not limited to lending or advancing of any money to Sun Direct TV Private Limited ("Sun Direct") and/or the provision of any guarantees, indemnities, performance bonds or the provision of any collateral for debt) of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) in favour of third parties, pursuant to the conditional shareholders agreement entered into between SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct on 5 April 2007, the salient terms of which are set out in Section 2.2 of the Circular to Shareholders dated 7 June 2007;

AND THAT the Directors of the Company be and are hereby authorised:

(i) to assent to any condition, modification, variation and/or amendment which is in the best interests of the Company;
(ii) to approve or enter into such other agreements, documents and arrangements as they may deem necessary, appropriate and/or desirable and to submit all relevant applications to the relevant authorities and to any third parties;
(iii) to approve or enter into such agreements or to execute such documents as may be required or expedient; and
(iv) to take all such actions and do all such acts, deeds and things as are necessary, expedient or appropriate, in the best interest of the Company,

to implement, finalise, complete and give full effect to the Proposed Financial Assistance and to discharge the obligations of the Company and/or SAEHL and/or the subsidiaries of the Company under all agreements entered into."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

7 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **06/06/2007 18:58:08**
Reference No **AA-070606-59273**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 6 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
31 May 2007	EPF Board	Acquisition	1,302,300	
Total			1,302,300	0.07

Immediately prior to the above change, EPF had direct beneficial equity interest in 135,141,200 ASTRO shares representing 6.99% of the total issued share capital of the Company. The above change has resulted in an increase in EPF's interest in the shares of the Company to 136,443,500 ASTRO shares representing 6.99% of the total issued share capital of the Company. The said 136,443,500 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	122,520,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	136,443,500	7.06

This announcement is dated 6 June 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/06/2007 17:30:13
Reference No AA-070608-46412

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 7 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
4 June 2007	EPF Board	Acquisition	106,700	
Total			106,700	Negligible

Immediately prior to the above change, EPF had direct beneficial equity interest in 136,443,500 ASTRO shares representing 7.06% of the total issued share capital of the Company. The above change has resulted in an increase in EPF's interest in the shares of the Company to 136,550,200 ASTRO shares representing 7.06% of the total issued share capital of the Company. The said 136,550,200 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	122,627,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	136,550,200	7.06

This announcement is dated 8 June 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43955 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**11/06/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 38,300 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 13 June 2007.**

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **11/06/2007 18:33:28**

Reference No **AA-070611-65607**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 11 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
5 and 6 June 2007	EPF Board	Acquisitions	750,900	
Total			750,900	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 136,550,200 ASTRO shares representing 7.06% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 137,301,100 ASTRO shares representing 7.10% of the total issued share capital of the Company. The said 137,301,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	123,378,200	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	137,301,100	7.10

This announcement is dated 11 June 2007.

Reference No **AA-070613-60952**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/06/2007**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements**

Contents :

We wish to announce that the Company has on 13 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	**Name**	**Nature of Change**	**No. of shares of 10 pence each**	**%**
7 June 2007	EPF Board	Acquisitions	255,400	
Total			255,400	0.01

Immediately prior to the above changes, EPF had direct beneficial equity interest in 137,301,100 ASTRO shares representing 7.10% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 137,556,500 ASTRO shares representing 7.11% of the total issued share capital of the Company. The said 137,556,500 ASTRO shares as at today are registered as follows:-

Name	**No. of shares of 10 pence each**	**%**
EPF Board	123,633,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	137,556,500	7.11

This announcement is dated 13 June 2007.

General Announcement
Reference No **AA-070612-65662**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/06/2007**

Type	:	**Announcement**
Subject	:	**INTERNAL REORGANISATION OF THE GROUP STRUCTURE OF ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company")**

Contents :

Following to the announcement made on 19 April 2007, the Board of Directors of ASTRO is pleased to announce that the transfers of shares in the following wholly-owned subsidiaries have been completed:-

(i) The entire equity interests held by ASTRO in ASTRO Productions Sdn Bhd ("APSB") and Maestro Talent and Management Sdn Bhd to ASTRO Entertainment Sdn Bhd ("AESB"); and

(ii) The entire equity interest held by APSB in Nusantara Seni Karya Sdn Bhd (formerly known as ASTRO Ikon Sdn Bhd) to AESB.

This announcement is dated 13 June 2007.

General Announcement
Reference No MM-070615-65190

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**18/06/2007**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")** **PROPOSED UTILISATION OF TRANSPONDER CAPACITY ON THE MEASAT-3 SATELLITE BY MEASAT BROADCAST NETWORK SYSTEMS SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AAAN ("PROPOSED UTILISATION")**

Contents :

On behalf of the Board of Directors of AAAN, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*), wishes to announce that MEASAT Broadcast Network Systems Sdn Bhd, a wholly-owned subsidiary of AAAN, has today entered into a conditional agreement with MEASAT Satellite Systems Sdn Bhd, a wholly-owned subsidiary of MEASAT Global Berhad, for the utilisation of transponder capacity on the MEASAT-3 satellite.

Please refer to the attachment below for the full text of this announcement, which sets out the relevant details of the Proposed Utilisation.

This announcement is dated 18 June 2007.

Announcement - Main.pdf

ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")

PROPOSED UTILISATION OF TRANSPONDER CAPACITY ON THE MEASAT-3 SATELLITE BY MEASAT BROADCAST NETWORK SYSTEMS SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AAAN ("PROPOSED UTILISATION")

1. INTRODUCTION

On behalf of the Board of Directors ("**Board**") of AAAN, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) ("**CIMB**"), wishes to announce that MEASAT Broadcast Network Systems Sdn Bhd ("**MBNS**"), a wholly-owned subsidiary of AAAN, has on 18 June 2007 entered into a conditional agreement with MEASAT Satellite Systems Sdn Bhd ("**MSS**"), a wholly-owned subsidiary of MEASAT Global Berhad ("**MGB**"), for the utilisation of transponder capacity on the MEASAT-3 ("**M3**") satellite.

Details of the Proposed Utilisation are set out in Section 2 of this Announcement. In this Announcement, the foreign exchange rate used is USD1.00:RM3.50.

2. DETAILS OF THE PROPOSED UTILISATION

On 18 June 2007, MBNS and MSS entered into a conditional agreement for the utilisation of transponder capacity on the M3 satellite by MBNS ("**Agreement**").

Currently, MBNS is utilising transponder capacity of 5 transponders on the M3 satellite, for a period of 6 months commencing from 1 February 2007 until 31 July 2007. Such transponder capacity utilised by MBNS shall form part of the total transponder capacity under the Agreement. In relation to the current arrangement, MBNS had paid MSS a sum of USD4.50 million as a security deposit, which is to be applied towards part-payment of the total fee under the Agreement ("**Initial Sum**").

The salient terms of the Agreement are detailed in Table 1.

2.1 Transponder Capacity to be Utilised and the Utilisation Period

Pursuant to the Agreement, MBNS will utilise transponder capacity from a total of 13 transponders on the M3 satellite. The transponder capacity from the 13 transponders will be fully utilised in 5 tranches ("**Tranches**") over the next 4 years commencing on 1 August 2007.

MBNS will utilise the transponder capacity from the 13 transponders on the M3 satellite over a period of 14 years and 6 months, commencing from 1 August 2007 until 31 January 2022 ("**Utilisation Period**"), in accordance with the terms and conditions of the Agreement.

2.2 Acceleration of Utilisation

Subject to the availability of transponder capacity on the M3 satellite and in accordance with the terms of the Agreement, MBNS may accelerate the utilisation of transponder capacity under the final two Tranches prior to their stipulated commencement dates.

If MBNS elects to accelerate the utilisation of transponder capacity, it shall notify MSS in writing at least 14 days before the intended commencement date of utilisation, stating the proposed commencement date of utilisation and the number of transponders under the relevant Tranche to accelerate the utilisation thereof.

2.3 Total Fee

The fee payable by MBNS for the Proposed Utilisation ("Fee") is based on the respective fee rates of the Tranches, which vary according to the transponder capacity to be utilised and the year of utilisation, and will be paid by MBNS to MSS quarterly in advance.

For illustrative purposes, based on the fee rate of each Tranche, the transponder capacity utilised under the 5 Tranches and the respective commencement date of each Tranche, as stipulated in the Agreement, the total Fee for the utilisation of 13 transponders over 14 years and 6 months is USD381.80 million (approximately RM1,336.30 million).

In addition to the above, MSS has granted MBNS a one-off rebate amounting to USD3.60 million for the Proposed Utilisation, which will be applied against the quarterly payments of the Fee, in accordance with the terms and conditions of the Agreement.

2.4 Original Cost and Date of Investment in the M3 Satellite

MBNS is unable to procure the original cost and date of investment in the M3 satellite from MSS due to commercial reasons.

3. RATIONALE FOR THE PROPOSED UTILISATION

At present, the required transponder capacity of MBNS is supplied by MSS via the MEASAT-1 ("M1") satellite, which is utilised by MBNS to provide its Direct-to-Home digital satellite broadcast services ("**DTH services**") across Malaysia. However, the design lifespan of the M1 satellite is expected to expire by end 2007.

Accordingly, MBNS will need to procure a replacement for its required transponder capacity in order to maintain its DTH services. MBNS has secured the replacement for its required transponder capacity on the M1 satellite through the proposed utilisation of transponder capacity on the M3 satellite. As the newly-launched M3 satellite is co-located with the M1 satellite, the satellite dishes of subscribers of the DTH services would not need to be re-positioned, thereby minimising the re-engineering costs for the said replacement and/or disruption to the DTH services.

In addition, the transponder capacity to be utilised by MBNS will increase from the capacity provided by 4 transponders at present, to a capacity provided by at least 13 transponders, pursuant to the Agreement. The increase in the transponder capacity utilised will facilitate the enhancement of the products and services of MBNS. Such enhancement will include new programming content, which will cater for the increasing diverse viewing preferences of the subscribers to the DTH services.

4. FINANCIAL CONSIDERATION

The Fee was arrived at after negotiations on an arm's length basis and after taking into consideration the best interests of AAAN. In addition, the Fee is based on prevailing fee rates associated with the provision of commercial satellite communications services by MSS.

In relation to the above, MBNS will fund the Fee from internally-generated funds.

5. LIABILITIES TO BE ASSUMED BY AAAN FROM THE PROPOSED UTILISATION

In accordance with International Financial Reporting Standards as adopted by AAAN Group, the Proposed Utilisation will be recorded as a finance lease and the present value of all future payments for the Fee (net of executory costs) will be disclosed as borrowings in the consolidated balance sheets of AAAN Group.

Save as disclosed above, the Group will not assume any other liability arising from the Proposed Utilisation.

6. BACKGROUND INFORMATION ON THE M3 SATELLITE AND MSS

6.1 M3 Satellite

The M3 satellite is a high-power commercial communications satellite, based on the Boeing 601HP bus and built by Boeing Satellite Systems Inc. Launched on 12 December 2006, it has a design lifespan of 15 years. The M3 satellite has 24 C-band and 24 Ku-band, 36 Megahertz transponders.

The M3 satellite is one of the region's most technologically advanced satellites, providing 300% more capacity at the key 91.5 degrees East longitude orbital location. The satellite has been designed with a C-band payload capable of reaching more than 100 countries, representing 70% of the world's population, and the most powerful Ku-band DTH coverage for over 160 million television households in Malaysia, Indonesia and South Asia.

6.2 MSS

MSS was incorporated as a private company limited by shares in Malaysia on 28 August 1992 under the Companies Act, 1965. The present authorised share capital of MSS is RM300,000,001 comprising 300,000,000 ordinary shares of RM1.00 each and 1 Non-voting Redeemable Preference Share of RM1.00. The current issued and paid-up share capital of MSS is RM300,000,000 comprising 300,000,000 ordinary shares of RM1.00 each.

MSS is involved in the operation of a regional satellite network for broadcasting, telecommunications, multimedia and internet application and investment holding. MSS is the sole licensed commercial satellite operator in Malaysia.

7. RISKS IN RELATION TO THE PROPOSED UTILISATION

The risks in relation to the Proposed Utilisation include, but are not limited to, the following:

(i) M3 satellite malfunction risk;

(ii) Risks related to the operating licence of MSS;

(iii) Legal risk; and

(iv) Completion risk.

For further details of the abovementioned investment risks, please refer to Table 2.

8. EFFECTS OF THE PROPOSED UTILISATION

8.1 Share Capital and Major Shareholders' Shareholdings

The Proposed Utilisation will not have any impact on the share capital of AAAN and its Major Shareholders' shareholdings in AAAN, as the Fee will be satisfied entirely in cash.

8.2 Earnings

The Proposed Utilisation is integral to the day-to-day operations of MBNS and hence, will contribute to the future earnings of AAAN Group.

8.3 Net Assets ("NA"), NA per Share and Gearing

For illustrative purposes, the proforma effects of the Proposed Utilisation on the consolidated NA, NA per share and gearing of AAAN Group are set out in **Table 3**.

8.4 Dividend Policy

The Proposed Utilisation is not expected to have any impact on the dividend policy of AAAN.

9. APPROVALS REQUIRED

The Proposed Utilisation is subject to, and conditional upon, approvals being obtained from the following:

(i) the lenders of AAAN, if required;

(ii) the shareholders of AAAN, at an extraordinary general meeting ("**EGM**") to be convened; and

(iii) any other relevant authorities, parties or bodies.

The respective applications to the local authorities for the Proposed Utilisation, if required, are expected to be made within 2 months from the date of this Announcement.

10. DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES OF THE SECURITIES COMMISSION ("SC GUIDELINES")

To the best knowledge and belief of the Board of AAAN, there is no departure from the SC Guidelines in respect of the Proposed Utilisation.

11. INTERESTS OF DIRECTORS AND MAJOR SHAREHOLDERS AND/OR PERSONS CONNECTED

Save as disclosed below, none of the other Directors or Major Shareholders of AAAN, or persons connected to them, has any interest, direct or indirect, in respect of the Proposed Utilisation:

(i) Interested Major Shareholder

Ananda Krishnan Tatparanandam is a Major Shareholder of AAAN with a deemed equity interest over 819,082,908 ordinary shares of 10 pence each in the paid-up share capital of AAAN ("**AAAN Shares**") representing approximately 42.35% of the paid-up share capital of AAAN as at 31 May 2007.

Ananda Krishnan Tatparanandam is also a Major Shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each in the paid-up share capital of MGB, representing approximately 59.56% of the paid-up share capital of MGB as at 31 May 2007, held via MEASAT Global Network Systems Sdn Bhd, a wholly-owned subsidiary of MAI Holdings Sdn Bhd, in which he has a 99.99% direct equity interest.

Premised on the above, Ananda Krishnan Tatparanandam is deemed interested in the Proposed Utilisation and will therefore abstain from voting on the Proposed Utilisation in respect of his respective shareholdings, direct or indirect, at the forthcoming EGM of AAAN. Ananda Krishnan Tatparanandam will also ensure that persons connected to him abstain from voting in respect of their respective direct and indirect shareholdings on the resolution for the Proposed Utilisation.

(ii) Interested Director

Augustus Ralph Marshall is a Director and the Executive Deputy Chairman of AAAN. He is also a Director of MBNS and several subsidiaries of AAAN. As at 31 May 2007, Augustus Ralph Marshall has a direct equity interest over 1,000,000 AAAN Shares representing 0.05% of the paid-up share capital of AAAN held through a nominee. He also holds 2,970,800 options over unissued AAAN Shares pursuant to AAAN's 2003 Employee Share Option Scheme and 1,350,000 options over unissued AAAN Shares pursuant to AAAN's 2003 Management Share Incentive Scheme as at 31 May 2007.

Augustus Ralph Marshall is a director of both MSS and MGB. He does not have any equity interest in MSS or in MGB as at 31 May 2007, and he is not deemed to have any equity interest in the shares of MBNS.

As such, Augustus Ralph Marshall is deemed interested in the Proposed Utilisation. He has accordingly abstained and will continue to abstain from deliberating and voting at the relevant Board meetings in respect of the Proposed Utilisation. In addition, he will also abstain from voting in respect of his respective shareholdings in AAAN, direct or indirect, on the Proposed Utilisation at the EGM of AAAN. He will also ensure that persons connected to him abstain from voting in respect of their respective direct and indirect shareholdings on the resolution for the Proposed Utilisation.

12. ADVISERS

CIMB has been appointed by AAAN as the adviser for the Proposed Utilisation, in respect of advising on the Malaysian regulatory requirements.

The Proposed Utilisation is deemed a related party transaction pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad. Accordingly, RHB Investment Bank Berhad (*formerly known as RHB Sakura Merchant Bankers Berhad*) was appointed on 15 June 2007 as the independent adviser to advise the independent Directors and independent shareholders of AAAN in relation to the Proposed Utilisation.

13. STATEMENT BY THE BOARD OF AAAN

The Board of AAAN, with the exception of Augustus Ralph Marshall, having carefully considered all aspects of the Proposed Utilisation, is of the opinion that the Proposed Utilisation is in the best and long term interests of AAAN and its shareholders.

14. ESTIMATED TIME FRAME FOR COMPLETION

The Proposed Utilisation is expected to be completed within the second half of 2007.

15. DOCUMENTS FOR INSPECTION

A copy of the Agreement is available for inspection at the Malaysian registered office of AAAN at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia, from Mondays to Fridays (except public holidays) during business hours for a period of 3 months from the date of this announcement.

This announcement is dated 18 June 2007.

Table 1: Salient Terms of the Agreement

(MBNS and MSS are referred to herein individually, as the "Party" and collectively, as the "Parties")

(i) Utilisation of Transponder Capacity

In consideration of the payment of the Fee, MSS shall supply transponder capacity on the M3 satellite to MBNS on a 24 hours a day, 7 days a week basis for the duration of the Utilisation Period, in accordance with the terms of the Agreement and subject always to MBNS' due compliance of its obligations therein.

MBNS shall have the option to extend the Agreement on the same terms and conditions for a further period as mutually agreed by the Parties upon the expiry of the Utilisation Period, subject to MBNS giving MSS written notice of its intention at least 12 months before the expiry of the Utilisation Period.

(ii) Conditions Precedent

The Agreement is conditional upon the satisfaction of the following conditions precedent on or before 31 July 2007 (or such other dates as may be mutually agreed by the Parties):

(a) the approval of the shareholders of AAAN for the Proposed Utilisation; and

(b) the approval of the respective Boards of MBNS, MSS, AAAN and MGB to the terms and conditions of the Agreement.

(iii) Fee Payments

MBNS shall pay the Fee to MSS quarterly in advance with the first payment falling due within 7 days from 1 August 2007 and subsequent quarterly payments falling due on the first day of each successive quarterly date thereafter, until the quarterly date immediately preceding the expiry of the Utilisation Period. The Parties agree that the Initial Sum shall be applied as part payment of Fee for the first and second instalment (or until the Initial Sum is fully utilised).

All Fee due and payable by MBNS shall be paid in United States Dollars.

(iv) Reservation of Title

Ownership of and all right, title and interest in and to the transponders and/or transponder capacity on the M3 satellite shall remain at all times with MSS and MBNS has no right or interest, whether legal, beneficial or otherwise, in the said transponder or transponder capacity, save for its rights as provided under the Agreement.

(v) Option to Transfer Utilisation to Successor Satellite(s)

MSS grants MBNS an irrevocable option, upon pricing and other terms being agreed upon, to transfer the utilisation of transponder capacity on the M3 satellite to a successor to the M3 satellite at the end of the useful economic life of the M3 satellite, provided the transponder capacity is still being utilised upon the terms in the Agreement.

(vi) **Assignment**

MBNS may assign, transfer, novate, sub-contract, sublease or otherwise part with all or any of its rights and/or obligations under the Agreement ("**Assignment**") with the prior written consent of MSS, which consent shall not be unreasonably withheld subject to the assignee entering into a direct covenant with MSS, in MSS' prescribed form, to comply with the terms of the Agreement. Any Assignment permitted shall be subordinate to the Agreement and on substantially similar terms, save for necessary consequential changes, and prohibited from further Assignment or any other dealing whatsoever. Notwithstanding any such Assignment, MBNS shall at all times remain fully and primarily responsible for its obligations hereunder.

MSS may effect an Assignment with the prior written consent of MBNS, which consent shall not be unreasonably withheld, but MSS shall remain responsible for its obligations hereunder.

(vii) **Governing Law**

The Agreement shall be governed by and construed in accordance with the laws of Malaysia.

(viii) **Termination**

In the event that MBNS fails to make payment to MSS of any undisputed instalment of the Fee within 30 days of the relevant due date, MSS may upon 7 days prior notice in writing to MBNS terminate the Agreement.

(ix) **Payments on Termination**

On termination of the Agreement by MBNS for any reason or by MSS for breach on the part of MBNS, the remainder of the Fee for the unexpired term of the Utilisation Period is payable by MBNS to MSS in full.

Table 2: Risks in relation to the Proposed Utilisation

The risks in relation to the Proposed Utilisation include (but are not limited to) the following:

(i) M3 Satellite Malfunction Risk

With the M1 satellite approaching its design life expiry date by end 2007, MBNS shall be solely dependent on the transponder capacity provided by the M3 satellite. The DTH service of MBNS may experience interruption or disruption if the M3 satellite suffers any malfunction. The duration of the interruption or disruption shall depend on the severity of such malfunction. In the event the M3 satellite is unable to resolve such malfunction or suffer from degradation in its satellite communication services, MBNS may not be able to secure any replacement transponder capacity from other satellite communications service providers such that an acceptable level of service is provided to its DTH service subscribers. Even if there are alternative satellites with sufficient transponder capacity available for the requirements of the DTH service of MBNS, such satellites would need to be repositioned to be co-located with the M3 satellite. If such satellites could not be co-located with the M3 satellite, MBNS would be required to re-position its DTH service subscribers' satellite dishes. Accurate re-positioning requires specialist tools and expertise, and in the event of the failure of the M3 satellite, an extensive period of time is required to accurately re-position all existing DTH service subscribers' dishes to an alternative satellite. As such, any malfunction of the M3 satellite such that the DTH service of MBNS will suffer long-term interruption or disruption, will have a material adverse effect on the results of operations and financial condition of MBNS and AAAN.

(ii) Risks Related to the Operating Licence of MSS

MSS is the sole licensed commercial satellite operator in Malaysia. MSS was granted the relevant licences by the Minister of Energy, Water and Communications, to own and operate commercial satellites under the name of MEASAT. In the event such licence is revoked by the Minister, MBNS would be required to secure replacement transponder capacity from other foreign satellite communications services providers. Please refer to part (i) above for the effects of securing such replacement on the DTH service, results of operations and financial condition of MSS and AAAN. Any revocation or suspension of MSS' licences by the Minister can only occur if MSS fails to comply with any conditions attached to the licences, subject further to any such revocation or suspension following due process under the law and upon the Minister being advised by the regulator, the Malaysian Communications and Multimedia Commission. However there is no assurance that the aforementioned licences granted to MSS will not be revoked by the Minister.

(iii) Legal Risk

MBNS and AAAN may be subject to legal risk with financial implications as a result of indemnities, warranties, undertakings given or to be given pursuant to the Agreement or any documents executed in connection to the Proposed Utilisation. MBNS and AAAN have ensured and will ensure that the indemnities, warranties and undertakings given or to be given are in the best interests of MBNS and AAAN. However, there is no assurance that MBNS and AAAN would not be exposed to any legal action in relation thereto.

(iv) **Completion Risk**

The completion of the Proposed Utilisation may be subject to many uncertain external factors and risks, and hence the benefit accruing from the Proposed Utilisation for MBNS and AAAN may not be realised. There is no assurance that the Proposed Utilisation would be completed as contemplated by MBNS and AAAN and the benefit accruing to the Proposed Utilisation can be timely realised.

Table 3: Proforma Effects of the Proposed Utilisation on the Consolidated NA, NA per Share and Gearing of AAAN

For illustrative purposes only, on the assumption that the Proposed Utilisation had been completed on 31 January 2007, the proforma effects of the Proposed Utilisation on AAAN's consolidated NA, NA per share and gearing are derived based on the accounting policies adopted in the audited consolidated financial statements of AAAN Group for the year ended 31 January 2007, and are as follows:

	Audited as at 31 January 2007 (RM 000)	After the Proposed Utilisation (RM 000)
Share capital	1,199,194	1,199,194
Share premium	27,643	27,643
Merger reserve	518,446	518,446
Exchange reserve	(30,656)	(30,656)
Hedging reserve	12,008	12,008
Other reserve	58,798	58,798
Retained earnings	56,430	56,430
NA [(1)]	1,841,863	1,841,863
Minority Interests	5,522	5,522
Equity	1,847,385	1,847,385
Number of Shares in issue ('000)	1,932,776	1,932,776
NA per Share (RM)	0.95	0.95
Borrowings[(2)]	28,309	[(3)]796,321
Gearing ratio (times)	0.02	[(3)]0.43

Notes:

(1) *NA refers to the net assets attributable to the shareholders of AAAN as defined in Paragraph 1.01 of the Listing Requirements of Bursa Malaysia Securities Berhad*

(2) *Includes all interest bearing debts*

(3) *The increase in the borrowings and gearing of AAAN Group after the Proposed Utilisation is attributable to the sum of the net present value of all future quarterly Fee (net of executory costs). The actual increase in the borrowings and gearing of AAAN Group may vary if MBNS elects to accelerate the utilisation of transponder capacity under the final two Tranches, as disclosed in Section 2.2 herein*

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **21/06/2007 17:16:28**
Reference No **AA-070621-60959**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 21 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
18 June 2007	EPF Board	Acquisition	762,800	
Total			762,800	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 137,556,500 ASTRO shares representing 7.11% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 138,319,300 ASTRO shares representing 7.15% of the total issued share capital of the Company. The said 138,319,300 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	124,396,400	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	138,319,300	7.15

This announcement is dated 21 June 2007.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **25/06/2007 17:16:56**
Reference No **AA-070625-45127**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Results of Extraordinary General Meeting

* **Contents :-**

We are pleased to advise that Ordinary Resolutions 1 and 2, as set out in the attached Notice of Extraordinary General Meeting dated 7 June 2007, were duly passed by the Company's shareholders at the Extraordinary General Meeting which was held earlier today.

Notice of EGM(2506076).p(

This announcement is dated 25 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc will be held on Monday, 25 June 2007 at 10:00 a.m. at the Grand Ballroom, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1

Proposed investment of up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) by ASTRO ALL ASIA NETWORKS plc ("Company"), through South Asia Entertainment Holdings Limited, its wholly-owned subsidiary and/or the subsidiaries or nominees of the Company, in Sun Direct TV Private Limited ("Proposed Investment")

"**THAT** approval be and is hereby given to the Company, through South Asia Entertainment Holdings Limited ("SAEHL"), its wholly-owned subsidiary and/or subsidiaries or nominees of the Company, to invest up to Rs7,470,000,000 (approximately USD166,000,000 or RM581,000,000) in Sun Direct TV Private Limited ("Sun Direct"), upon the terms and conditions of the conditional share subscription agreement and the conditional shareholders agreement entered into between SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct, both dated 5 April 2007, the salient terms of which are set out in Sections 2.1 and 2.2 of the Circular to Shareholders dated 7 June 2007;

AND THAT the Directors of the Company be and are hereby authorised:

(i) to assent to any condition, modification, variation and/or amendment which is in the best interests of the Company;

(ii) to approve or enter into such other agreements, documents and arrangements as they may deem necessary, appropriate and/or desirable and to submit all relevant applications to the relevant authorities and to any third parties;

(iii) to approve or enter into such agreements or to execute such documents as may be required or expedient; and

(iv) to take all such actions and do all such acts, deeds and things as are necessary, expedient or appropriate, in the best interest of the Company,

to implement, finalise, complete and give full effect to the Proposed Investment and to discharge the obligations of the Company and/or SAEHL and/or the subsidiaries or nominees of the Company under all agreements entered into."

ORDINARY RESOLUTION 2

Proposed provision of financial assistance of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) to Sun Direct TV Private Limited by ASTRO ALL ASIA NETWORKS plc ("Company"), through South Asia Entertainment Holdings Limited, its wholly-owned subsidiary and/or subsidiaries of the Company ("Proposed Financial Assistance")

"**THAT** subject to the passing of Ordinary Resolution 1 and the approvals being obtained from all relevant authorities/parties, approval be and is hereby given to the Company, through South Asia Entertainment Holdings Limited ("SAEHL"), its wholly-owned subsidiary and/or subsidiaries of the Company, to provide financial assistance (including but not limited to lending or advancing of any money to Sun Direct TV Private Limited ("Sun Direct") and/or the provision of any guarantees, indemnities, performance bonds or the provision of any collateral for debt) of up to Rs2,420,000,000 (approximately USD54,000,000 or RM189,000,000) in favour of third parties, pursuant to the conditional shareholders agreement entered into between SAEHL, Kalanithi Maran, Kavery Kalanithi and Sun Direct on 5 April 2007, the salient terms of which are set out in Section 2.2 of the Circular to Shareholders dated 7 June 2007;

AND THAT the Directors of the Company be and are hereby authorised:

(i) to assent to any condition, modification, variation and/or amendment which is in the best interests of the Company;

(ii) to approve or enter into such other agreements, documents and arrangements as they may deem necessary, appropriate and/or desirable and to submit all relevant applications to the relevant authorities and to any third parties;

(iii) to approve or enter into such agreements or to execute such documents as may be required or expedient; and

(iv) to take all such actions and do all such acts, deeds and things as are necessary, expedient or appropriate, in the best interest of the Company,

to implement, finalise, complete and give full effect to the Proposed Financial Assistance and to discharge the obligations of the Company and/or SAEHL and/or the subsidiaries of the Company under all agreements entered into."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

7 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 25/06/2007 18:22:22

Reference No AA-070625-64931

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 25 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
19 June 2007	EPF Board	Acquisition	1,000,000	
20 June 2007	Nomura Asset Management (S'pore) Ltd	Acquisition	470,000	
Total			1,470,000	0.08

Immediately prior to the above changes, EPF had direct beneficial equity interest in 138,319,300 ASTRO shares representing 7.15% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 139,789,300 ASTRO shares representing 7.23% of the total issued share capital of the Company. The said 139,789,300 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	125,396,400	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,470,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	1,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	139,789,300	7.23

This announcement is dated 25 June 2007.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 44318 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**26/06/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 27 June 2007.**

Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 27/06/2007 18:11:29
Reference No AA-070627-59296

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: ASTRO ALL ASIA NETWORKS plc
*	Stock name	: ASTRO
*	Stock code	: 5076
*	Contact person	: SHARON LIEW
*	Designation	: SENIOR MANAGER, SECRETARIAL

Part A1 : QUARTERLY REPORT

* Financial Year End : 31/01/2008
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended : 30/04/2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Q1 FY08 Bursa Malaysia Quarterly Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/04/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/04/2007	30/04/2006	30/04/2007	30/04/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	582,951	523,016	582,951	523,016

2	Profit/(loss) before tax	61,853	118,135	61,853	118,135
3	Profit/(loss) for the period	30,206	88,551	30,206	88,551
4	Profit/(loss) attributable to ordinary equity holders of the parent	31,943	90,480	31,943	90,480
5	Basic earnings/(loss) per share (sen)	1.65	4.70	1.65	4.70
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.9500	0.9500

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/04/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/04/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/04/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/04/2006 [dd/mm/yyyy] RM'000
1	Gross interest income	9,860	7,129	9,860	7,129
2	Gross interest expense	10,821	5,643	10,821	5,643

Remarks :

Note: The above information is for the Exchange internal use only.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 30 April 2007 which should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2007.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/04/2007	QUARTER ENDED 30/04/2006	+/-	THREE MTHS ENDED 30/04/2007	THREE MTHS ENDED 30/04/2006	+/-
		RM'm	RM'm	%	RM'm	RM'm	%
Revenue	8	**583.0**	523.0	+11	**583.0**	523.0	+11
Cost of sales (excluding set-top box subsidies)		**(290.3)**	(242.8)		**(290.3)**	(242.8)	
Gross profit (excluding set-top box subsidies)		**292.7**	280.2		**292.7**	280.2	
Set-top box subsidies		**(48.1)**	(30.8)		**(48.1)**	(30.8)	
Gross profit		**244.6**	249.4	-2	**244.6**	249.4	-2
Other operating income		**2.7**	2.6		**2.7**	2.6	
Marketing and distribution costs		**(56.3)**	(40.9)		**(56.3)**	(40.9)	
Administrative expenses		**(96.0)**	(81.3)		**(96.0)**	(81.3)	
Profit from operations [(1)]	8	**95.0**	129.8	-27	**95.0**	129.8	-27
Finance costs		**(21.8)**	(7.1)		**(21.8)**	(7.1)	
Finance income		**28.9**	9.8		**28.9**	9.8	
Share of post tax results from investments accounted for using the equity method [(2)]		**(40.3)**	(14.3)		**(40.3)**	(14.3)	
Profit before taxation		**61.8**	118.2	-48	**61.8**	118.2	-48
Taxation	15	**(31.6)**	(29.6)		**(31.6)**	(29.6)	
Profit for the period		**30.2**	88.6	-66	**30.2**	88.6	-66
Attributable to:							
Equity holders of the Company		**31.9**	90.5	-65	**31.9**	90.5	-65
Minority interests		**(1.7)**	(1.9)		**(1.7)**	(1.9)	
		30.2	88.6		**30.2**	88.6	

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	QUARTER ENDED 30/04/2007	QUARTER ENDED 30/04/2006	THREE MTHS ENDED 30/04/2007	THREE MTHS ENDED 30/04/2006
Earnings per share:	26	Sen	Sen	Sen	Sen
- Basic		1.65	4.70	1.65	4.70
- Diluted*		1.64	4.68	1.64	4.68

(*) The diluted earnings per share is calculated based on the dilutive effects of 83,119,690 options under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Notes

(1) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/2007	QUARTER ENDED 30/04/2006	THREE MTHS ENDED 30/04/2007	THREE MTHS ENDED 30/04/2006
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant & equipment	22.0	14.6	22.0	14.6
Amortisation of film library & programme rights	33.6	30.4	33.6	30.4
Amortisation of other intangible assets	7.6	6.6	7.6	6.6
Impairment of film library & programme	0.6	-	0.6	-

(2) Included in "share of post tax results from investments accounted for using the equity method" is an amount of RM40.3m for the Group's estimated share of post tax losses for the quarter arising in PT Direct Vision ("PTDV") (See note 18 (a)(2)).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/04/2007 RM'm	AS AT 31/01/2007 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**626.0**	312.8
Investments accounted for using the equity method		**46.7**	39.6
Long term advances, receivables and commitments in equity accounted investments		**172.9**	162.9
Deferred tax assets		**366.3**	395.7
Film library and programme rights		**324.7**	322.2
Other intangible assets [1]		**130.7**	135.3
		1,667.3	1,368.5
CURRENT ASSETS			
Inventories		**36.4**	53.0
Receivables and prepayments		**538.2**	516.8
Other financial assets			
- Derivative financial instruments		**-**	12.0
Tax recoverable		**1.4**	0.4
Cash and cash equivalents		**1,111.0**	1,075.7
		1,687.0	1,657.9
CURRENT LIABILITIES			
Trade and other payables		**979.5**	932.1
Other financial liabilities			
- Derivative financial instruments		**0.4**	-
- Borrowings (interest bearing)	19	**26.3**	28.3
Current tax liabilities		**2.0**	1.6
		1,008.2	962.0
NET CURRENT ASSETS		**678.8**	695.9
NON-CURRENT LIABILITIES			
Payables		**191.7**	205.2
Deferred tax liabilities		**11.8**	11.8
Other financial liabilities			
- Borrowings (interest bearing)	19	**309.9**	-
		513.4	217.0
		1,832.7	1,847.4

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 30/04/2007 RM'm	AS AT 31/01/2007 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,199.8**	1,199.2
Share premium		**30.5**	27.6
Merger reserve		**518.4**	518.4
Exchange reserve		**(35.7)**	(30.7)
Hedging reserve		**(0.4)**	12.0
Other reserve		**66.0**	58.8
Retained earnings		**50.2**	56.5
		1,828.8	1,841.8
Minority interests		**3.9**	5.6
Total equity		**1,832.7**	1,847.4
NET ASSETS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RM) (2)		**0.95**	0.95

Notes:

(1) Other intangible assets consist of software costs of RM103.3m (including broadcast facility at Cyberjaya of RM39.0m) (31/01/2007: RM105.7m), rights and licenses of RM27.1m (31/01/2007: RM29.3m) and goodwill on consolidation of RM0.3m (31/01/2007: RM0.3m).

(2) Net assets attributable to equity holders of the Company of RM1,828.8m (31/01/2007: RM1,841.8m) are stated after the writing off of total subsidised set-top box equipment costs cumulative to-date of RM1,882.2m (31/01/2007: RM1,834.1m).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Three months ended 30/04/2007	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2007	1,932.7	1,199.2	27.6	518.4	(30.7)	12.0	58.8	56.5	1,841.8	5.6	1,847.4
Currency translation differences	-	-	-	-	(5.0)	-	-	-	(5.0)	-	(5.0)
Cash flow hedge:											
- Fair value loss on hedging instrument	-	-	-	-	-	(3.5)	-	-	(3.5)	-	(3.5)
- Transferred to profit or loss for the year	-	-	-	-	-	(8.9)	-	-	(8.9)	-	(8.9)
Net income recognised directly in equity	-	-	-	-	(5.0)	(12.4)	-	-	(17.4)	-	(17.4)
Profit for the period	-	-	-	-	-	-	-	31.9	31.9	(1.7)	30.2
Total recognised income	-	-	-	-	(5.0)	(12.4)	-	31.9	14.5	(1.7)	12.8
Share options:											
- Proceeds from shares issued	0.9	0.6	2.9	-	-	-	-	-	3.5	-	3.5
- Value of employee services	-	-	-	-	-	-	7.7	-	7.7	-	7.7
- Transfer upon exercise	-	-	-	-	-	-	(0.5)	0.5	-	-	-
Dividends	-	-	-	-	-	-	-	(38.7)	(38.7)	-	(38.7)
	0.9	0.6	2.9	-	-	-	7.2	(38.2)	(27.5)	-	(27.5)
As at 30 April 2007	1,933.6	1,199.8	30.5	518.4	(35.7)	(0.4)	66.0	50.2	1,828.8	3.9	1,832.7

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Three months ended 30/04/2006	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7
Currency translation differences	-	-	-	-	(9.8)	-	-	-	(9.8)	-	[illegible]
Cash flow hedge: - Fair value gain on hedging instrument	-	-	-	-	-	9.3	-	-	9.3	-	[illegible]
Net income recognised directly in equity	-	-	-	-	(9.8)	9.3	-	-	(0.5)	-	[illegible]
Profit for the period	-	-	-	-	-	-	-	90.5	90.5	(1.9)	88.6
Total recognised income	-	-	-	-	(9.8)	9.3	-	90.5	90.0	(1.9)	[illegible]
Share options: - Proceeds from shares issued	0.3	0.3	1.0	-	-	-	-	-	1.3	-	[illegible]
- Value of employee services	-	-	-	-	-	-	6.5	-	6.5	-	[illegible]
- Transfer upon exercise	-	-	-	-	-	-	(0.4)	0.4	-	-	-
	0.3	0.3	1.0	-	-	-	6.1	0.4	7.8	-	7.8
As at 30 April 2006	1,927.6	1,195.7	12.0	518.4	(15.6)	24.7	46.7	88.1	1,870.0	12.6	[illegible]

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2007	THREE MTHS ENDED 30/04/2006
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	30.2	88.6
Contra arrangements – revenue	(0.5)	(0.4)
Value of employee services – share options	7.7	6.5
Interest income	(9.9)	(7.1)
Interest expense	10.8	5.6
Gain from derivative financial instruments	(8.9)	-
Unrealised foreign exchange gain	(6.4)	(2.4)
Taxation	31.6	29.6
Property, plant and equipment		
- Depreciation	22.0	14.6
- Gain on disposal	(0.1)	-
Film library and programme rights		
- Amortisation	33.6	30.4
- Impairment	0.6	-
Other intangible assets		
- Amortisation	7.6	6.6
Share of post tax results from investments accounted for using the equity method	40.3	14.3
	158.6	186.3
Changes in working capital:		
Film library and programme rights	(37.8)	(33.6)
Inventories	16.6	2.0
Receivables and prepayments	(33.4)	(56.2)
Payables	24.2	39.5
Cash generated from operations	128.2	138.0
Income tax paid	(2.7)	(2.1)
Interest received	9.0	6.3
Net cash flow from operating activities	134.5	142.2

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2007	THREE MTHS ENDED 30/04/2006
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of other investments	-	(0.2)
Investment in an associate	(7.0)	-
Investment in a jointly controlled entity	(37.8)	-
Proceeds from disposal of property, plant and equipment	0.1	-
Acquisition of software	(3.2)	(7.8)
Purchase of property, plant and equipment	(8.5)	(21.0)
Net cash flow from investing activities	(56.4)	(29.0)
*Net cash flow from operating and investing activities**	*78.1*	*113.2*
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(38.7)	-
Interest paid	(6.9)	(1.4)
Proceeds from borrowings	1.7	-
Gain from interest rate swap contract	8.9	-
Issuance of shares pursuant to exercise of share options	3.5	1.3
Repayment of finance lease liabilities	(8.6)	(7.8)
Repayment of borrowings	(1.9)	-
Net cash flow from financing activities	(42.0)	(7.9)
Net effect of currency translation on cash and cash equivalents	(0.8)	(1.4)
NET INCREASE IN CASH AND CASH EQUIVALENTS	35.3	103.9
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,075.7	848.1
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,111.0	952.0

(*) Represents free cash flow.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2007.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRSs") adopted by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the audited statutory financial statements for the financial year ended 31 January 2007.

The adoption of the following new IFRS and Amendment did not affect the Group's results or financial position for the quarter:

- IFRS 7 – Financial Instruments: Disclosures, and their related amendment to IAS 1 on capital disclosures

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of customer base.

4. UNUSUAL ITEMS

There were no significant unusual items affecting the assets, liabilities, equity, net income or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the preceding financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.9	3.5	0.9	3.5

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

During the current quarter, the following dividend was paid:

	Total RM'm
A second tax exempt dividend of 2.0 sen per share in respect of financial year ended 31 January 2007, paid on 27 April 2007	38.7

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Malaysian multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services in Malaysia.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/07	QUARTER ENDED 30/04/06	THREE MTHS ENDED 30/04/07	THREE MTHS ENDED 30/04/06
	RM'm	RM'm	RM'm	RM'm
Revenue				
Malaysian multi channel television				
External revenue	527.4	469.7	527.4	469.7
Inter-segment revenue	-	-	-	-
Malaysian multi channel television revenue	527.4	469.7	527.4	469.7
Radio				
External revenue	35.7	32.6	35.7	32.6
Inter-segment revenue	1.0	0.6	1.0	0.6
Radio revenue	36.7	33.2	36.7	33.2
Library licensing and distribution				
External revenue	10.0	13.1	10.0	13.1
Inter-segment revenue	6.0	3.0	6.0	3.0
Library licensing and distribution revenue	16.0	16.1	16.0	16.1
Others				
External revenue	9.9	7.6	9.9	7.6
Inter-segment revenue	107.2	39.2	107.2	39.2
Others revenue	117.1	46.8	117.1	46.8
Total reportable segments	697.2	565.8	697.2	565.8
Eliminations	(114.2)	(42.8)	(114.2)	(42.8)
Total group revenue	583.0	523.0	583.0	523.0
Profit/(loss) from operations by segment				
Malaysian multi channel television	108.0	140.7	108.0	140.7
Radio	11.3	9.5	11.3	9.5
Library licensing and distribution	(7.0)	(10.9)	(7.0)	(10.9)
Others/eliminations	(17.3)	(9.5)	(17.3)	(9.5)
Profit from operations	95.0	129.8	95.0	129.8

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 30 April 2007, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 27 June 2007, except as disclosed in Note 18 (a)(3).

11. CHANGES IN THE COMPOSITION OF THE GROUP

(a) Incorporation of a new subsidiary

ASTRO All Asia Entertainment Networks Limited, a wholly-owned subsidiary of ASTRO has on 8 March 2007 incorporated a company known as South Asia Creative Assets Ltd ("SACAL"). SACAL is a Global Business Category 1 private limited company incorporated in Mauritius, with a paid-up share capital of USD1 comprising 1 share at a par value of USD1. SACAL is intended to be an investment holding company.

(b) Movements in subsidiaries

On 19 April 2007, ASTRO announced an internal reorganisation plan which will involve the transfer of shares in three of its wholly-owned subsidiaries, as set out below ("Reorganisation"):

(i) The entire equity interests held by ASTRO in ASTRO Productions Sdn Bhd ("APSB") and Maestro Talent and Management Sdn Bhd ("Maestro") to ASTRO Entertainment Sdn Bhd ("AESB"); and
(ii) The entire equity interest held by APSB in Nusantara Seni Karya Sdn Bhd (formerly known as ASTRO Icon Sdn Bhd) ("NSK") to AESB.

APSB and Maestro are wholly-owned subsidiaries of ASTRO, while NSK is a wholly-owned subsidiary of APSB. AESB is wholly-owned by ASTRO All Asia Entertainment Networks Ltd, which is in turn wholly-owned by ASTRO Overseas Limited ("AOL"). AOL is a wholly-owned subsidiary of ASTRO.

The Reorganisation is part of ASTRO Group's internal restructuring plan, which is undertaken for the purpose of consolidating business activities related to television content under a single entity namely AESB, and to facilitate management direction and accountability in growing the Group's content business.

The Reorganisation was completed on 13 June 2007.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 30 April 2007, the Group has provided guarantees to third parties amounting to RM27.8m (RM25.3m in respect of working capital facilities secured by associates and RM2.5m in respect of licence fees in subsidiaries).

(b) Contingent assets

There were no significant contingent assets as at 30 April 2007.

13. COMMITMENTS

As at 30 April 2007, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	71.6	331.8	403.4
Investment in an associate	16.9	-	16.9
Film library and programme rights	176.6	76.9	253.5
Non-cancellable operating lease	22.9	-	22.9
	288.0	408.7	696.7

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

Maxis Communications Berhad is an associate of UTSB. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Kristal-Astro	Associate of the Company
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
SRG Asia Pacific Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Yes TV	Yes TV is a substantial shareholder of two subsidiaries in the Group. Two of Yes TV's directors are also directors in these subsidiaries

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE THREE MONTHS ENDED 30/04/07	AMOUNTS DUE FROM AS AT 30/04/07
	RM'm	RM'm
(a) Sales of goods and services		
Malaysian Mobile Services Sdn Bhd (Multimedia and interactive sales and other services)	2.8	9.3
Maxis Broadband Sdn Bhd (Multimedia and interactive sales and other services)	0.8	1.7
Kristal-Astro (Set-top box sales, sales of program rights, technical support and other services)	1.1	1.2

14. SIGNIFICANT RELATED PARTY DISCLOSURES (continued)

	TRANSACTIONS FOR THE CUMULATIVE THREE MONTHS ENDED 30/04/07	AMOUNTS DUE TO AS AT 30/04/07
	RM'm	RM'm
(b) Purchases of goods and services		
UTSB Management Sdn Bhd (Personnel, strategic, consultancy and support services)	3.6	3.0
Yes TV (Personnel, strategic, consultancy and support services)	1.6	-
Maxis Broadband Sdn Bhd (Telecommunication services and other charges)	3.0	2.6
SRG Asia Pacific Sdn Bhd (Interaction call center services)	5.4	6.5
MEASAT Satellite Systems Sdn Bhd* ("MSS") (Expenses and payment related to finance lease, rental and other charges)	14.2	1.9

(*) During the quarter, the Group has capitalised finance lease liabilities from the lease of MEASAT-3 satellite transponders from MSS in accordance with 'IAS 17 – Leases' as disclosed in Note 19 (4).

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/07	QUARTER ENDED 30/04/06	THREE MTHS ENDED 30/04/07	THREE MTHS ENDED 30/04/06
	RM'm	RM'm	RM'm	RM'm
Current tax	1.9	3.7	1.9	3.7
Deferred tax	29.7	25.9	29.7	25.9
	31.6	29.6	31.6	29.6

The Group's effective tax rate for the period ended 30 April 2007 of 51.1% was higher than the Malaysian statutory tax rate mainly due to:-

i) losses in foreign subsidiaries, associates & overseas investments and certain Malaysian subsidiaries which were not available for tax relief at Group level; and
ii) non-deductibility of certain operating expenses for tax purposes.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries in order to create a leaner and more efficient group structure. The completion of the internal group restructuring will result in the removal of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") that is no longer required to achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

On 5 January 2006, RAPS commenced a member's voluntary winding-up. As at 27 June 2007, RAPS's liquidator has obtained clearances from all relevant statutory bodies and is arranging for the final winding-up meeting.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision ("PTDV"), to provide multi-channel digital satellite pay television and multimedia services in Indonesia.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the venture and to procure the necessary licenses.

PTDV has received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the *Astro* trademark.

At 30 April 2007, the Group has invested a total of RM270.9m in the business of PTDV.

As of 27 June 2007, the parties are in continuing discussions to complete the restructuring of the venture to replace the SSA which has been allowed to lapse on 31 July 2006.

The Group has considered the facts and circumstances governing the operation of the business of PTDV and have determined that it is appropriate to record the investment as a joint venture.

In accordance with the Group's accounting policies, joint ventures are accounted for using the equity method. The total long term investment in PTDV as at 30 April 2007 amounted to RM205.7m.

The Group has recorded its estimated share of PTDV's post tax losses by reference to its interest in the PTDV joint venture, which includes an anticipated equity investment of 20% and other amounts to be contributed. The Group has recorded RM40.3m as its estimated share of post tax losses for the quarter ended 30 April 2007.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(3) Participation in multi-channel digital satellite pay television India

ASTRO has on 5 April 2007 agreed to participate in a proposed joint venture for the provision of Direct-to-Home digital satellite broadcast ("DTH") pay-television services in India, with Kalanithi Maran and Kavery Kalanithi, collectively referred to as the "Maran Group".

Under the proposed joint venture, South Asia Entertainment Holdings Limited, a wholly-owned subsidiary of the Group, will invest up to USD166m (approximately RM581m) by subscribing for new equity shares representing 20% of the enlarged capital of Sun Direct TV Private Limited ("Sun Direct TV"), a company incorporated in India with a licence to provide DTH pay-television services in India. The Maran Group will hold the remaining 80% interest in Sun Direct.

On 25 June 2007, ASTRO's shareholders approved ASTRO's equity participation of USD166m (approximately RM581m) in the proposed joint venture for the provision of DTH pay-television services in India.

In accordance with the Group's accounting policies, joint ventures are accounted for using the equity method. The Group expects to account for its share of Sun Direct TV's losses, including start-up and market entry costs, up to USD166m (approximately RM581m) in respect of its equity participation, over a period of 5 years.

Other than as disclosed above, there were no incomplete corporate proposals as at 27 June 2007.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 27 June 2007, all the proceeds raised during the Initial Public Offering (amounting to RM2,029.9m) have been utilised except for RM19.0m which was proposed to be for subscription of equity in an associate, TVB Publishing Holding Limited, which has not yet been called.

19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 30 April 2007 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – USD0.5m	1.7	-	1.7
Finance lease liabilities[2][4]	24.6	309.9	334.5
	26.3	309.9	336.2

Notes:

(1) A standby letter of credit has been provided as security.

(2) The finance lease liabilities are effectively secured on the basis that the rights of the leased asset revert to the lessor in the event of default.

(3) The Company has obtained a USD300m Guaranteed Term and Revolving Facilities on 18 October 2004 ("the USD Facilities") arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The USD Facilities which comprise Tranche A (USD150m), Tranche B (USD75m) and Tranche C (USD75m), are guaranteed by MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd and can be used to reimburse debt settlement and/or to finance general corporate purposes and working capital of the Company and its subsidiaries. Tranche A of the USD Facilities lapsed on 18 April 2007.

(4) Finance lease liabilities include the rental of transponders under MEASAT-3 satellite which was capitalised in accordance with 'IAS 17 – Leases' due to the non-cancellable lease term where ASTRO has a legally binding option to enter into a long term lease arrangement which is subject to shareholders' approval. Correspondingly, a finance lease asset has been recognised in 'Property, plant and equipment'.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no off balance sheet financial instruments as at 27 June 2007. The Group adopts IAS 39 – 'Financial Instruments: Recognition and Measurement' which requires all financial instruments to be recognised in the financial statements.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 27 June 2007.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (First Quarter 2008) against the preceding quarter (Fourth Quarter 2007)

For the quarter ended 30 April 2007, Group revenue increased to RM583.0m, while EBITDA increased to RM124.6m. Net profit was RM31.9m with an increase of RM103.0m over the preceding quarter, primarily due to an improved EBITDA this quarter and the Group accounting for its operating losses of RM100.7m for PTDV in the preceding quarter.

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2007	FOURTH QUARTER 31/01/2007	**FIRST QUARTER 30/04/2007**	FOURTH QUARTER 31/01/2007
Consolidated Performance				
Total Revenue	**583.0**	578.4		
Customer Acquisition Costs (CAC)[2]	**73.8**	77.3		
EBITDA[3]	**124.6**	103.5		
EBITDA Margin (%)	**21.4**	17.9		
Net Profit/(Loss)	**31.9**	(71.1)		
Free Cash Flow[4]	**78.1**	26.8		
Net Increase in Cash	**35.3**	27.7		
Capital expenditure[5]	**11.8**	23.1		
(i) Malaysian Multi channel TV(MC-TV)[1]				
Subscription revenue	**482.5**	464.6		
Advertising revenue	**35.4**	32.5		
Other revenue	**9.5**	7.3		
Total revenue	**527.4**	504.4		
CAC[2]	**73.8**	77.3		
EBITDA[3]	**131.0**	116.3		
EBITDA Margin (%)	**24.8**	23.1		
Capital expenditure[5]	**6.4**	19.9		
Total subscriptions-net additions ('000)			**73**	52
Total subscriptions-end of period ('000)			**2,274**	2,20[illegible]
Residential customers-net additions ('000)			**65**	46
Residential customers-end of period ('000)			**2,081**	2,016

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2008) against the preceding quarter (Fourth Quarter 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2007	FOURTH QUARTER 31/01/2007	FIRST QUARTER 30/04/2007	FOURTH QUARTER 31/01/2007
(i) Malaysian Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential customer (RM)			77	77
MAT Churn (%)			7.8	8.8
CAC per set-top box sold (RM)			639	710
Content cost (RM per customer per mth)			27	26
(ii) Radio[1]				
Revenue	36.7	41.3		
EBITDA[3]	13.5	19.7		
EBITDA Margin (%)	36.8	47.7		
Listeners ('000)[6]			10,309	10,934
Share of radio adex (%)[7]			68	70
(iii) Library Licensing and Distribution[1]				
Revenue	16.0	26.2		
EBITDA[3]	(6.7)	(7.2)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			35	14
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			2,103	2,035
Malaysian film production – theatrical release			2	1

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MC-TV – Nil [Q1FY08], RM0.8m [Q4 FY07] ; Radio – RM1.0m [Q1FY08], RM0.9m [Q4FY07]; Library Licensing and Distribution – RM6.0m [Q1FY08], RM6.2m [Q4FY07]).
2. Customer acquisition cost for the period under review, is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), impairment of investments and share of post tax results from investments accounted for using the equity method.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2007 and Sweep 2, 2006 performed by NMR in April 2007 and September 2006 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2008) against the preceding quarter (Fourth Quarter 2007) (continued)

<u>Consolidated Performance</u>

Turnover

For the current quarter under review, Group revenue increased by RM4.6m to RM583.0m from RM578.4m in the preceding quarter. This was mainly driven by higher subscription revenue from MC-TV, partially offset by lower revenue from Radio and Library Licensing and Distribution segments.

EBITDA

Group EBITDA increased to RM124.6m from RM103.5m in the preceding quarter, mainly due to increased subscription revenue from MC-TV segment.

Cash Flow

Free cash flow generated was RM78.1m compared to RM26.8m in the preceding quarter, as a result of higher operating cash flows in MC-TV in this quarter and lower free cash generated in the preceding quarter due to prepayment of satellite transponder lease.

Net increase in cash of RM35.3m compared to an increase of RM27.7m in the preceding quarter was mainly due to higher free cash and partially offset by a second interim dividend payment during this quarter.

Capital Expenditure

Group capital expenditure for the current quarter was RM11.8m compared to preceding quarter of RM23.1m.

Net Profit/(Loss)

Group net profit was RM31.9m compared to a net loss of RM71.1m in the preceding quarter, mainly due to better EBITDA results, lower taxation and Group's share of lower post tax results from investments. The net loss of RM71.1m in the preceding quarter was primarily due to the Group accounting for its estimated losses of RM100.7m for PTDV, a start up venture in Indonesia. The Group's share of post tax results from PTDV in the quarter was RM40.3m.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2008) against the preceding quarter (Fourth Quarter 2007) (continued)

Malaysian Multi channel TV

MC-TV achieved total revenue of RM527.4m, which was RM23.0m or 4.6% higher than the preceding quarter, primarily due to higher subscription revenue and air time sales.

Residential customers increased by 65,400 to 2,081,000, while net additions was higher by 19,500 compared to the previous quarter as a result of higher gross additions and lower churn.

Residential customer ('000)	First Quarter 2008	Fourth Quarter 2007	Variance
Gross additions	111.4	94.1	17.3
Churn	(46.0)	(48.2)	2.2
Net additions	65.4	45.9	19.5

Absolute churn in the current quarter has reduced by 2,200 customers to 46,000 customers from 48,200 customers in the preceding quarter, while MAT churn has improved to 7.8% from 8.8% in the last quarter.

ARPU was RM77, maintained at the same level with the preceding quarter.

CAC per box sold of RM639 represented a reduction of RM71 from RM710 in the preceding quarter mainly due to lower subsidies and lower marketing/sales costs per unit.

Radio

Radio revenue of RM36.7m was RM4.6m or 11.1% lower than RM41.3m in the preceding quarter mainly due to lower advertising revenue.

Library Licensing and Distribution

Revenue of RM16.0m for Library Licensing and Distribution was RM10.2m or 38.9% lower than RM26.2m in the preceding quarter. The shortfall in revenue was mainly due to lower licensing revenue from Shaw titles and lower income from TV programme distribution.

(B) Performance of the current quarter (First Quarter 2008) against the corresponding quarter of the preceding financial year (First Quarter 2007)

Group revenue for First Quarter 2008 grew by RM60.0m or 11.5% to RM583.0m from RM523.0m in First Quarter 2007. However, group EBITDA decreased by RM26.4m or 17.5% to RM124.6m. Net profit was down by RM58.6m from RM90.5m in First Quarter 2007 to RM31.9m in the current quarter, primarily due to share of higher post tax losses from PTDV.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

(B) Performance of the current quarter (First Quarter 2008) against the corresponding quarter of the preceding financial year (First Quarter 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2007	FIRST QUARTER 30/04/2006	**FIRST QUARTER 30/04/2007**	FIRST QUARTER 30/04/2006
Consolidated Performance				
Total Revenue	**583.0**	523.0		
Customer Acquisition Costs (CAC)[2]	**73.8**	50.1		
EBITDA[3]	**124.6**	151.0		
EBITDA Margin (%)	**21.4**	28.9		
Net Profit	**31.9**	90.5		
Free Cash Flow[4]	**78.1**	113.2		
Net Increase in Cash	**35.3**	103.9		
Capital expenditure[5]	**11.8**	29.5		
(i) Malaysian Multi channel TV(MC-TV)[1]				
Subscription revenue	**482.5**	432.5		
Advertising revenue	**35.4**	28.1		
Other revenue	**9.5**	9.1		
Total revenue	**527.4**	469.7		
CAC[2]	**73.8**	50.1		
EBITDA[3]	**131.0**	154.7		
EBITDA Margin (%)	**24.8**	32.9		
Capital expenditure[5]	**6.4**	27.1		
Total subscriptions-net additions ('000)			**73**	45
Total subscriptions-end of period ('000)			**2,274**	1,986
Residential customers-net additions ('000)			**65**	39
Residential customers-end of period ('000)			**2,081**	1,823
ARPU – residential customer (RM)			**77**	79
MAT Churn (%)			**7.8**	13.9
CAC per set-top box sold (RM)			**639**	664
Content cost (RM per customer per mth)			**27**	24

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2008) against the corresponding quarter of the preceding financial year (First Quarter 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2007	FIRST QUARTER 30/04/2006	**FIRST QUARTER 30/04/2007**	FIRST QUARTER 30/04/2006
(ii) Radio[1]				
Revenue	**36.7**	33.2		
EBITDA[3]	**13.5**	12.2		
EBITDA Margin (%)	**36.8**	36.7		
Listeners ('000)[6]			**10,309**	11,300
Share of radio adex (%)[7]			**68**	84
(iii) Library Licensing and Distribution[1]				
Revenue	**16.0**	16.1		
EBITDA[3]	**(6.7)**	(10.5)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**35**	28
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**2,103**	1,876
Malaysian film production – theatrical release			**2**	-

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MC-TV – Nil [Q1FY08], Nil [Q1FY07]; Radio – RM1.0m [Q1FY08], RM0.6m [Q1FY07]; Library Licensing and Distribution – RM6.0m [Q1FY08], RM3.0m [Q1FY07]).
2. Customer acquisition cost for the period under review is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs. Accruals amounting to RM19.9m in relation to the cost of set-top boxes were reversed in the corresponding quarter last year as these accruals had been determined to be no longer required following the receipt of external confirmation.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), impairment of investments and share of post tax results from investments accounted for using the equity method.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2007 and Sweep 1, 2006 performed by NMR in April 2007 and April 2006 respectively.
7. Based on NMR Adex Report.

22. **REVIEW OF PERFORMANCE (continued)**

(B) Performance of the current quarter (First Quarter 2008) against the corresponding quarter of the preceding financial year (First Quarter 2007) (continued)

Consolidated Performance

Turnover

The Group consolidated revenue of RM583.0m which was RM60.0m or 11.5% higher than RM523.0m in First Quarter 2007. The increase was mainly driven by higher subscription revenue from MC-TV, which rose RM50.0m or 11.6%, primarily due to an enlarged customer base. In addition, advertising revenue from MC-TV and Radio increased by RM7.3m and RM3.5m respectively.

EBITDA

Group EBITDA of RM124.6m decreased by RM26.4m or 17.5% from RM151.0m in First Quarter 2007 due to higher content costs as a result of new channels introduction, higher customer acquisition costs from customer growth, higher marketing costs due to increase in marketing activities and higher administrative expenses due to increase in staff related costs. This was partially set-off by the increase in subscription and advertising revenues. In addition, there was a reversal of RM19.9m accruals of cost of set top boxes in the corresponding quarter last year.

Cash Flow

Free cash flow generated was RM78.1m compared to RM113.2m in First Quarter 2007, mainly due to lower EBITDA in this quarter.

The net increase in cash of RM35.3m compared to an increase of RM103.9m for First Quarter 2007 was mainly due to lower free cash generated coupled with dividend payment to shareholders in the current quarter.

Capital Expenditure

Group capital expenditure totalled RM11.8m against First Quarter 2007 of RM29.5m.

Net Profit

Group net profit decreased to RM31.9m compared to corresponding quarter last year of RM90.5m. The decrease of RM58.6m was primarily due to share of higher post tax losses from PTDV.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2008) against the corresponding quarter of the preceding financial year (First Quarter 2007) (continued)

Malaysian Multi channel TV

MC-TV total revenue of RM527.4m was RM57.7m or 12.3% higher than First Quarter 2007. The increase was driven by higher subscription and advertising revenue as a result of continuing growth in the business.

Residential customer net additions were 65,400 which increased by 26,900 or 69.9% compared to 38,500 for First Quarter 2007.

MAT churn reduced to 7.8% during the current quarter as compared to 13.9% in First Quarter 2007. The higher MAT churn for corresponding quarter last year was due to the auto collection logic faults on our Customer Relationship Management ("CRM") system.

ARPU of RM77 was lower than First Quarter 2007 ARPU of RM79 due to lower subscription revenue from changes in customer mix resulting in higher take-ups of lower-priced packages by new customers, offset by higher interactive services income.

CAC per box sold of RM639 decreased by RM25 from RM664 in First Quarter 2007. The savings was due to lower subsidy partially offset by higher marketing/sales cost per unit.

Radio

Radio's revenue of RM36.7m was RM3.5m or 10.5% higher than RM33.2m for First Quarter 2007. This improvement was driven by higher radio advertising revenue.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM16.0m which was marginally lower than RM16.1m for First Quarter 2007.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2008

The Malaysian TV operations experienced robust subscriber growth in the first quarter. Starting with the launch of eleven new channels since May 2007, service expansion will continue through the rest of the year as we introduce greater flexibility and customer choices through new products, enhanced channel line-ups and purchasing options for our customers. As previously advised, we expect to incur additional costs for new programming and channel development through the rest of the year, ahead of associated subscriber and revenue growth, and consequently, expect compression of EBITDA margin of circa 3-4% for the current financial year.

Beyond Malaysia, the business of PT Direct Vision continues to develop under existing licensing arrangements. The proposed investment in PT Direct Vision in Indonesia remains pending finalisation of the joint venture arrangements. The landing rights in Indonesia were granted for MEASAT 1, MEASAT 2 and MEASAT 3 satellites on 5 June 2007, and an application for a broadcast license that would provide PT Direct Vision with the necessary authority to operate under the new broadcast regulations was re-submitted on 11 June 2007. This process was required of all existing broadcasters. The trend in losses for PT Direct Vision is expected to continue for the rest of the financial year.

The proposed USD166m (approximately RM581m) investment for a 20% equity stake in Sun Direct TV was approved by shareholders at an Extraordinary General Meeting on 25 June 2007. The joint-venture, which is expected to commence direct-to-home digital satellite broadcast service in India in the latter part of 2007, will allow us to participate in the fast-growing but largely under-served digital pay-TV market in the vast Indian media and entertainment sectors. As this is a start-up venture, the business is expected to incur losses. In accordance with the Group's accounting policies, joint ventures are accounted for using the equity method. The Group expects to account for its share of Sun Direct TV's losses, including start-up and market entry costs, up to USD166m (approximately RM581m) in respect of its equity participation, over a period of 5 years.

The Indonesian and Indian ventures are expected to be earnings dilutive for the first five to six years of operations which is typical of similar start-ups, and indeed may result in an overall loss to the group depending on the timing of the launch of the Indian venture. However, these investments are anticipated to create long term shareholder value by diversifying and scaling our businesses. We expect these ventures to be funded through internally generated funds and borrowings, without impacting our ability to pay dividends.

Other than the foregoing, the Board of Directors is currently not aware of any other matters that might be expected to have a material impact on the expected operating performance, cash flows and financial position for the financial year ending 31 January 2008.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

No dividend has been declared or recommended for the current quarter ended 30 April 2007.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 30 APRIL 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/07	QUARTER ENDED 30/04/06	**THREE MTHS ENDED 30/04/07**	THREE MTHS ENDED 30/04/06
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**31.9**	90.5	**31.9**	90.5
Weighted average number of ordinary shares	'm	**1,933.1**	1,927.5	**1,933.1**	1,927.5
Basic earnings per share	sen	**1.65**	4.70	**1.65**	4.70
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**31.9**	90.5	**31.9**	90.5
Weighted average number of ordinary shares	'm	**1,933.1**	1,927.5	**1,933.1**	1,927.5
Adjusted for share options granted	'm	**11.5**	4.0	**11.5**	4.0
Adjusted weighted average number of ordinary shares	'm	**1,944.6**	1,931.5	**1,944.6**	1,931.5
Diluted earnings per share*	sen	**1.64**	4.68	**1.64**	4.68

(*) The diluted earnings per share is calculated based on the dilutive effects of 83,119,690 options under the ESOS and MSIS.

By order of the Board

Lakshmi Nadarajah (LS No. 9057)
Company Secretary

27 June 2007

Kuala Lumpur

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 28/06/2007 18:56:04
Reference No AA-070628-64698

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 28 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
21 and 22 June 2007	Nomura Asset Management (S'pore) Ltd	Acquisitions	864,100	
Total			864,100	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 139,789,300 ASTRO shares representing 7.23% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 140,653,400 ASTRO shares representing 7.27% of the total issued share capital of the Company. The said 140,653,400 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	125,396,400	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	2,334,100	
RHB Asset Management Sdn Bhd	1,886,700	
Total	140,653,400	7.27

This announcement is dated 28 June 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 29/06/2007 19:08:46
Reference No AA-070629-34163

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that an Extraordinary General Meeting of ASTRO will be held on Thursday, 26 July 2007 at 11.45 a.m. for the purpose of considering and if thought fit, passing the resolutions as set out in the attached Notice of the Extraordinary General Meeting, at the following venue:

Ballroom 1, Level 3
Kuala Lumpur Convention Centre
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

2007astro_egm.pdf

This announcement is dated 29 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Thursday, 26 July 2007 at 11.45 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following resolutions, the first 11 resolutions of which will be proposed as ordinary resolutions and the final 2 resolutions as special resolutions:

ORDINARY RESOLUTION 1
Proposed utilisation of transponder capacity on the MEASAT-3 satellite by MEASAT Broadcast Network Systems Sdn Bhd, a wholly-owned subsidiary of the Company

"THAT approval be and is hereby given to the Company, through MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), its wholly-owned subsidiary, and/or subsidiaries or nominees of the Company, to utilise transponder capacity on the MEASAT-3 satellite in accordance with the terms and conditions of the conditional agreement entered into between MBNS and MEASAT Satellite Systems Sdn Bhd, a wholly-owned subsidiary of MEASAT Global Berhad on 18 June 2007, the salient terms of which are set out in Section 2.6 of Part A of the Circular to Shareholders dated 30 June 2007;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company.

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Khazanah Nasional Berhad and/or its affiliates including but not limited to Malaysian Airline System Berhad, VADS Berhad, Celcom (Malaysia) Berhad, Datapos (M) Sdn Bhd, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd and Time dotCOM Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Khazanah Nasional Berhad and/or its affiliates including but not limited to Malaysian Airline System Berhad, VADS Berhad, Celcom (Malaysia) Berhad, Datapos (M) Sdn Bhd, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd and Time dotCOM Berhad as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Plus Interactive Asia Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Plus Interactive Asia Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 10
Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with KLCC (Holdings) Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with KLCC (Holdings) Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 11
Proposed Amendments to the Authorised Share Capital

"THAT the authorised share capital of the Company be amended from £301,628,945.38 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each, 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each to £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION 1
Proposed Amendments to the Memorandum of Association

"THAT subject to the passing of Ordinary Resolution 11, approval be and is hereby given for paragraph 6 of the Memorandum of Association of the Company to be deleted in its entirety and replaced with the following:

"The Company's authorised share capital is £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each."

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION 2
Proposed Amendments to the Articles of Association

"THAT the proposed amendments to the Articles of Association of the Company as set out in Section (A) of Appendix V of the Circular to Shareholders dated 30 June 2007 be and are hereby approved and adopted.

AND THAT the Directors and Secretary of the Company be and are hereby authorised:

(i) to carry out all necessary formalities in effecting the amendments as set out in Section (A) of Appendix V of the Circular to Shareholders dated 30 June 2007; and
(ii) to assent to any condition, modification, variation and/or amendments as may be required by Bursa Malaysia Securities Berhad and/or any other relevant regulatory authority."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

30 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.
(b) A proxy need not be a member of the Company.
(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.
(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

NOTES:

1. Proxy

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

(d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

2. Annual Report and Audited Financial Statements (Resolution 1)

For each financial year, the Directors must present the Directors' Report, the Audited Financial Statements and the Independent Auditors' Report to the Company's shareholders at a general meeting.

3. Retirement and Re-election of Directors (Resolutions 3 and 4)

In accordance with Articles 83 and 84 of the Company's Articles of Association ("Articles"), at least one-third of the Directors who are subject to retirement by rotation shall retire from office. Dato' Haji Badri bin Haji Masri and Bernard Anthony Cragg, being the Directors who have been longest in office since their last appointment shall retire pursuant to Articles 83 and 84 of the Articles and being eligible, offer themselves for re-appointment pursuant to Article 85 of the Articles.

4. Re-appointment of Auditors (Resolution 5)

At every general meeting at which financial statements are presented to the Company's shareholders, the Company is required to appoint independent auditors to serve until the next general meeting. The existing Auditors, PricewaterhouseCoopers LLP, have indicated that they are willing to continue as the Company's Auditors for the ensuing year.

EXPLANATORY NOTE ON SPECIAL BUSINESS

5. Authority to offer and grant options and allot and issue shares to Robert Odendaal, Chief Executive Officer of the Company (Resolution 6)

Under the terms of his Contract of Service, Robert Odendaal has been granted 5,000,000 share options pursuant to the Company's 2003 Employee Share Option Scheme. The number of shares which may be vested in any one financial year pursuant to this grant is determined by the Board of Directors based on Robert Odendaal meeting agreed performance targets. Under the terms of his Contract of Service, Robert Odendaal has also been granted a further 1,000,000 shares which may be vested if he exceeds agreed performance targets during the term of his Contract of Service. The exercise price for the options granted is RM5.44 per option share. Shareholders' approval for the offer and grant of share options and allotment and issue of shares pursuant to the exercise of such options is not currently required for Robert Odendaal. However, should he be appointed a director of the Company, the Listing Requirements and Article 4 of the Articles of Association of the Company provide that shareholders' approval in general meeting must first have been obtained. Ordinary Resolution 6, if passed, is to give the Directors of the Company flexibility under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and under the terms of his Contract of Service which commenced on 1 February 2007 to offer and grant options to Robert Odendaal, in his capacity as the Chief Executive Officer of the Company or in any other capacity designated from time to time by the Company and subject to Robert Odendaal meeting or exceeding agreed performance targets, as the case may be, to subscribe for up to a maximum of 6,000,000 shares and to allot and issue shares upon the exercise of such option or options without having to convene a general meeting subject to the limitation that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries. This authority commences from 1 February 2007, the commencement date of the Contract of Service, and expires on 31 January 2012, the expiration date of the Contract of Service.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **28/06/2007 18:56:04**
Reference No **AA-070628-64698**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 28 June 2007 received a notification of change in interest in the shares of the Company from *Employees Provident Fund Board ("EPF")*, a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
21 and 22 June 2007	Nomura Asset Management (S'pore) Ltd	Acquisitions	864,100	
Total			864,100	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 139,789,300 ASTRO shares representing 7.23% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 140,653,400 ASTRO shares representing 7.27% of the total issued share capital of the Company. The said 140,653,400 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	125,396,400	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	2,334,100	
RHB Asset Management Sdn Bhd	1,886,700	
Total	140,653,400	7.27

This announcement is dated 28 June 2007.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **29/06/2007 17:29:10**
Reference No **AA-070629-60784**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 29 June 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
25 June 2007	EPF Board	Disposal	(147,500)	
25 June 2007	Nomura Asset Management (S'pore) Ltd	Acquisition	665,900	
Total			518,400	0.03

Immediately prior to the above changes, EPF had direct beneficial equity interest in 140,653,400 ASTRO shares representing 7.27% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 141,171,800 ASTRO shares representing 7.30% of the total issued share capital of the Company. The said 141,171,800 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	125,248,900	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)* [1]	6,000,000	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	141,171,800	7.30

This announcement is dated 29 June 2007.

Astro All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong - Sungai Besi
Bukit Jalil 57000 Kuala Lumpur, Malaysia Tel+603-9543 6688 www.astro.com.my

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by ASTRO ALL ASIA NETWORKS PLC on 29/06/2007 19:08:43
Reference No AA-070629-31863

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

---

*	Entitlement date	:**15/08/2007**
*	Entitlement time	:**17:00:00**
*	Entitlement subject	:**Final Dividend**
*	Entitlement description	

Final tax-exempt dividend of 3 sen per ordinary share

Period of interest payment	: to
Financial Year End	:**31/01/2007**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square, No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone no.: 603-27212222

	Payment date	:**30/08/2007**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**15/08/2007**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.03**

Remarks

Payment of final dividend of 3 sen per ordinary share is subject to the approval of the Company's Shareholders at the forthcoming Annual General Meeting.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 29/06/2007 19:08:45
Reference No AA-070629-33496

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Fourth Annual General Meeting

* **Contents :-**

We are pleased to announce that the Fourth Annual General Meeting of ASTRO will be held on Thursday, 26 July 2007 at 10.00 a.m. for the purpose of considering and if thought fit, passing the resolutions as set out in the attached Notice of the Fourth Annual General Meeting, at the following venue:

Ballroom 1, Level 3
Kuala Lumpur Convention Centre
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

2007astro_agm.pdf

This announcement is dated 29 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No.: 994178-M)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Fourth Annual General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Thursday, 26 July 2007 at 10.00 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:

AGENDA

As Ordinary Business

1. To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2007 and the Reports of the Directors and Auditors thereon. **Resolution 1**
2. To declare a final tax-exempt dividend of 3 sen per ordinary share of 10 pence each for the financial year ended 31 January 2007. **Resolution 2**
3. To re-elect Dato' Haji Badri bin Haji Masri, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 3**
4. To re-elect Bernard Anthony Cragg, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 4**
5. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 5**

As Special Business

6. Authority to offer and grant options and allot and issue shares to Robert Odendaal, Chief Executive Officer of the Company **Resolution 6**

   "THAT pursuant to Article 4 of the Company's Articles of Association and to the authority of the Directors of the Company under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and the terms of the contract of service between the Company and Robert Odendaal dated 3 November 2006 ("Contract of Service"), the Directors be and are hereby authorised at any time, and from time to time during the period commencing from the commencement date of the Contract of Service and expiring on the same date as the expiration date of the Contract of Service, to offer and grant to Robert Odendaal, in his capacity as the Chief Executive Officer of the Company or in any other capacity designated from time to time by the Company, option or options under the ESOS to subscribe for up to a maximum of 6,000,000 shares ("Approval"), and to allot and issue shares upon the exercise of such option or options granted pursuant to the Approval provided that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries at the time when the offer is made, subject always to such terms and conditions of the Bye-Laws and the Contract of Service and/or any adjustments which may be made in accordance with the provisions of the Bye-Laws governing the ESOS/MSIS of the Company."

7. To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Fourth Annual General Meeting to be held on Thursday, 26 July 2007, a final tax-exempt dividend of 3 sen per ordinary share of 10 pence each for the financial year ended 31 January 2007 will be paid on 30 August 2007 to Depositors who are registered in the Record of Depositors at the close of business on 15 August 2007.

A Depositor will qualify for entitlement to the dividend only in respect of:

(a) shares transferred to the Depositor's securities account before 4.00 p.m. on 15 August 2007 in respect of transfers; and
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

30 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

General Announcement
Reference No **AA-070629-34163**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**29/06/2007**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Extraordinary General Meeting**

Contents :

We are pleased to announce that an Extraordinary General Meeting of ASTRO will be held on Thursday, 26 July 2007 at 11.45 a.m. for the purpose of considering and if thought fit, passing the resolutions as set out in the attached Notice of the Extraordinary General Meeting, at the following venue:

Ballroom 1, Level 3
Kuala Lumpur Convention Centre
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

07astro_egm.pdf

This announcement is dated 29 June 2007.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Thursday, 26 July 2007 at 11.45 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following resolutions, the first 11 resolutions of which will be proposed as ordinary resolutions and the final 2 resolutions as special resolutions:

ORDINARY RESOLUTION 1

Proposed utilisation of transponder capacity on the MEASAT-3 satellite by MEASAT Broadcast Network Systems Sdn Bhd, a wholly-owned subsidiary of the Company

"THAT approval be and is hereby given to the Company, through MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), its wholly-owned subsidiary, and/or subsidiaries or nominees of the Company, to utilise transponder capacity on the MEASAT-3 satellite in accordance with the terms and conditions of the conditional agreement entered into between MBNS and MEASAT Satellite Systems Sdn Bhd, a wholly-owned subsidiary of MEASAT Global Berhad on 18 June 2007, the salient terms of which are set out in Section 2.6 of Part A of the Circular to Shareholders dated 30 June 2007;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates including but not limited to UTSB Management Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, SRG Asia Pacific Sdn Bhd and Bonuskad Loyalty Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad and/or its affiliates including but not limited to Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates including but not limited to Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Khazanah Nasional Berhad and/or its affiliates including but not limited to Malaysian Airline System Berhad, VADS Berhad, Celcom (Malaysia) Berhad, Datapos (M) Sdn Bhd, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd and Time dotCOM Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Khazanah Nasional Berhad and/or its affiliates including but not limited to Malaysian Airline System Berhad, VADS Berhad, Celcom (Malaysia) Berhad, Datapos (M) Sdn Bhd, Telekom Malaysia Berhad, Telekom Sales & Services Sdn Bhd and Time dotCOM Berhad as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Goal TV Asia Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Plus Interactive Asia Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Plus Interactive Asia Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting;

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 10

Proposed shareholders' mandate for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with KLCC (Holdings) Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with KLCC (Holdings) Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 30 June 2007, provided that such transactions are necessary for day-to-day operations of the Company and/or its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company;

AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985 (as may be amended by Section 336(1) of the United Kingdom Companies Act, 2006); or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 11

Proposed Amendments to the Authorised Share Capital

"THAT the authorised share capital of the Company be amended from £301,628,945.36 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each, 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each to £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION 1

Proposed Amendments to the Memorandum of Association

"THAT subject to the passing of Ordinary Resolution 11, approval be and is hereby given for paragraph 6 of the Memorandum of Association of the Company to be deleted in its entirety and replaced with the following:

"The Company's authorised share capital is £300,000,000 divided into 3,000,000,000 ordinary shares of £0.10 each."

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION 2

Proposed Amendments to the Articles of Association

"THAT the proposed amendments to the Articles of Association of the Company as set out in Section (A) of Appendix V of the Circular to Shareholders dated 30 June 2007 be and are hereby approved and adopted.

AND THAT the Directors and Secretary of the Company be and are hereby authorised:

(i) to carry out all necessary formalities in effecting the amendments as set out in Section (A) of Appendix V of the Circular to Shareholders dated 30 June 2007; and
(ii) to assent to any condition, modification, variation and/or amendments as may be required by Bursa Malaysia Securities Berhad and/or any other relevant regulatory authority."

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

30 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

(d) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 44465 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**02/07/2007**

Subject : ASTRO - NOTICE OF BOOK CLOSURE

Contents :

Final dividend of 3 sen per ordinary share tax-exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [13 August 2007]

2) The last date of lodgement : [15 August 2007]

3) Date Payable : [30 August 2007]

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 05/07/2007 17:51:33
Reference No AA-070705-62966

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 5 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
29 June 2007	MIDF Amanah Asset Management Bhd	Acquisition	478,100	
Total			478,100	0.02

Immediately prior to the above changes, EPF had direct beneficial equity interest in 141,171,800 ASTRO shares representing 7.30% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 141,649,900 ASTRO shares representing 7.32% of the total issued share capital of the Company. The said 141,649,900 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	125,248,900	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	141,649,900	7.32

This announcement is dated 5 July 2007.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 44658 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **09/07/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 4,000 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 11 July 2007.**

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **10/07/2007 18:22:40**
Reference No **AA-070710-63660**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 10 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
5 July 2007	EPF Board	Acquisition	945,700	
Total			945,700	0.05

Immediately prior to the above changes, EPF had direct beneficial equity interest in 141,649,900 ASTRO shares representing 7.32% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 142,595,600 ASTRO shares representing 7.37% of the total issued share capital of the Company. The said 142,595,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	126,194,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	142,595,600	7.37

This announcement is dated 10 July 2007.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **16/07/2007 18:44:50**

Reference No **AA-070716-61802**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 16 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
11 July 2007	EPF Board	Acquisition	200,000	
Total			200,000	0.01

Immediately prior to the above changes, EPF had direct beneficial equity interest in 142,595,600 ASTRO shares representing 7.37% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 142,795,600 ASTRO shares representing 7.38% of the total issued share capital of the Company. The said 142,795,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	126,394,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	142,795,600	7.38

This announcement is dated 16 July 2007.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 44831 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **17/07/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 22,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 19 July 2007.**

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **19/07/2007 05:51:35 PM**
Reference No **AA-070719-62455**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 19 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
12 July 2007	EPF Board	Disposal	29,000	
13 July 2007	EPF Board	Acquisition	1,000,000	
Total			971,000	0.05

Immediately prior to the above changes, EPF had direct beneficial equity interest in 142,795,600 ASTRO shares representing 7.38% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 143,766,600 ASTRO shares representing 7.43% of the total issued share capital of the Company. The said 143,766,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,365,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	143,766,600	7.43

This announcement is dated 19 July 2007.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **24/07/2007 06:24:56 PM**
Reference No **AA-070724-62210**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 23 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
16 July 2007	EPF Board	Acquisition	70,000	
16 July 2007	EPF Board	Disposal	277,400	
Total			(207,400)	0.01

Immediately prior to the above changes, EPF had direct beneficial equity interest in 143,766,600 ASTRO shares representing 7.43% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 143,599,200 ASTRO shares representing 7.42% of the total issued share capital of the Company. The said 143,599,200 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,158,200	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	143,559,200	7.42

This announcement is dated 24 July 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 24/07/2007 06:24:57 PM
Reference No AA-070724-63399

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 24 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
18 July 2007	EPF Board	Acquisition	923,900	
18 July 2007	EPF Board	Disposal	48,400	
19 July 2007	EPF Board	Acquisition	175,000	
19 July 2007	EPF Board	Disposal	173,000	
Total			877,500	0.05

Immediately prior to the above changes, EPF had direct beneficial equity interest in 143,559,200 ASTRO shares representing 7.42% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 144,436,700 ASTRO shares representing 7.47% of the total issued share capital of the Company. The said 144,436,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	128,035,700	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	144,436,700	7.47

This announcement is dated 24 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/07/2007 05:34:27 PM
Reference No AA-070726-61390

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, CORPORATE SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 26 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
20 July 2007	EPF Board	Acquisition	144,800	
23 July 2007	EPF Board	Acquisition	44,600	
23 July 2007	EPF Board	Disposal	(64,000)	
Total			125,400	0.00

Immediately prior to the above changes, EPF had direct beneficial equity interest in 144,436,700 ASTRO shares representing 7.47% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 144,562,100 ASTRO shares representing 7.47% of the total issued share capital of the Company. The said 144,562,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	128,161,100	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	144,562,100	7.47

This announcement is dated 26 July 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/07/2007 05:08:11 PM
Reference No AA-070726-54783

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS PLC ("ASTRO" or "Company") - Results of Fourth Annual General Meeting and Extraordinary General Meeting

* **Contents :-**

The Board of Directors of ASTRO is pleased to advise that all the resolutions set out in the Notice of Fourth Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") both dated 30 June 2007, were duly passed by the Company's shareholders at the Fourth AGM and EGM, which were held earlier today.

This announcement is dated 26 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **30/07/2007 05:11:36 PM**

Reference No **AA-070730-56195**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Members' voluntary winding-up of a wholly-owned subsidiary pursuant to an internal group restructuring exercise

* **Contents :-**

We refer to our announcements dated 3 December 2004, 31 January 2005 and 5 January 2006 in relation to the above matter.

Please be informed that Radio Advertising and Programming Systems Sdn Bhd (in member's voluntary winding-up), a wholly-owned subsidiary of ASTRO, has on 30 July 2007 held its Final Meeting and will be routinely dissolved on the expiration of three months after filing of the Form 69 (Return by Liquidator relating to the Final Meeting) with the Companies Commission of Malaysia and Official Receiver pursuant to Section 272(5) of the Companies Act, 1965.

The voluntary winding up of RAPS has no material effect on the consolidated net assets and is not expected to have any material effect on the consolidated earnings of ASTRO group for the financial year ending 31 January 2008.

This announcement is dated 30 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **30/07/2007 05:11:36 PM**
Reference No **AA-070730-60558**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 30 July 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
24 July 2007	EPF Board	Disposal	(272,800)	
25 July 2007	EPF Board	Acquisition	1,000,000	
Total			727,200	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 144,562,100 ASTRO shares representing 7.47% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 145,289,300 ASTRO shares representing 7.51% of the total issued share capital of the Company. The said 145,289,300 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	128,888,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	145,289,300	7.51

This announcement is dated 30 July 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 45191 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**31/07/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 4,600 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 2 August 2007.**

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **02/08/2007 07:10:13 PM**
Reference No **AA-070802-68647**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 2 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
26 July 2007	EPF Board	Acquisition	73,900	
26 July 2007	EPF Board	Disposal	(35,700)	
Total			38,200	0.00

Immediately prior to the above changes, EPF had direct beneficial equity interest in 145,289,300 ASTRO shares representing 7.51% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 145,327,500 ASTRO shares representing 7.51% of the total issued share capital of the Company. The said 145,327,500 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	128,926,500	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,708,700	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	145,327,500	7.51

This announcement is dated 2 August 2007.

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **03/08/2007 05:24:01 PM**
Reference No **AA-070803-52311**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings outside Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Mohamed Yusof (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company outside closed period, details of which are set out below:-

Date of Transaction	Consideration	No. of Shares Acquired/(Disposed)	No. and Percentage of Shares Held Post-Transaction
31 July 2007	RM4.00	(9,800)	800 (representing <0.001% of the issued share capital of the Company)

This announcement is dated 3 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

This announcement is dated 3 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/08/2007 05:44:38 PM
Reference No AA-070803-63402

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 3 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
30 July 2007	EPF Board	Disposal	(155,000)	
31 July 2007	EPF Board	Disposal	(44,200)	
31 July 2007	AmInvestment Management Sdn Bhd	Disposal	(231,700)	
Total			(430,900)	0.02

Immediately prior to the above changes, EPF had direct beneficial equity interest in 145,327,500 ASTRO shares representing 7.51% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 144,896,600 ASTRO shares representing 7.49% of the total issued share capital of the Company. The said 144,896,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	128,727,300	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,478,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,477,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	144,896,600	7.49

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **07/08/2007 05:42:58 PM**
Reference No **AA-070807-63028**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 7 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
1 August 2007	EPF Board	Disposal	(34,100)	
2 August 2007	EPF Board	Disposal	(1,000,000)	
2 August 2007	MIDF Amanah Asset Management Sdn Bhd	Acquisition	236,000	
Total			(798,100)	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 144,896,600 ASTRO shares representing 7.49% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 144,098,500 ASTRO shares representing 7.45% of the total issued share capital of the Company. The said 144,098,500 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,693,200	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	6,714,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,477,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	144,098,500	7.45

This announcement is dated 7 August 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/08/2007 05:27:55 PM
Reference No AA-070810-59909

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, CORPORATE SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 9 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
3 August 2007	EPF Board	Disposal	(342,600)	
3 August 2007	AmInvestment Management Sdn Bhd	Disposal	(207,800)	
6 August 2007	MIDF Amanah Asset Management Sdn Bhd	Acquisition	464,000	
Total			(86,400)	0.00

Immediately prior to the above changes, EPF had direct beneficial equity interest in 144,098,500 ASTRO shares representing 7.45% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 144,012,100 ASTRO shares representing 7.45% of the total issued share capital of the Company. The said 144,012,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,350,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,178,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,269,200	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	144,012,100	7.45

This announcement is dated 10 August 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 45545 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**15/08/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,900 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 16 August 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 15/08/2007 05:34:34 PM

Reference No AA-070815-60441

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: ASTRO ALL ASIA NETWORKS plc
*	Stock name	: ASTRO
*	Stock code	: 5076
*	Contact person	: SHARON LIEW
*	Designation	: SENIOR MANAGER, CORPORATE SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 15 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
9 August 2007	EPF Board	Acquisition	200,000	
9 August 2007	EPF Board	Disposal	(550,000)	
Total			(350,000)	0.02

Immediately prior to the above changes, EPF had direct beneficial equity interest in 144,012,100 ASTRO shares representing 7.45% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 143,662,100 ASTRO shares representing 7.43% of the total issued share capital of the Company. The said 143,662,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,000,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,178,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,269,200	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	143,662,100	7.43

This announcement is dated 15 August 2007

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 22/08/2007 05:29:30 PM
Reference No AA-070822-50662

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 22 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
16 August 2007	EPF Board	Acquisition	74,000	
Total			74,000	0.00

Immediately prior to the above changes, EPF had direct beneficial equity interest in 143,662,100 ASTRO shares representing 7.43% of the total issued share capital of the Company. The above changes have resulted in a increase in EPF's interest in the shares of the Company to 143,736,100 ASTRO shares representing 7.43% of the total issued share capital of the Company. The said 143,736,100 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,074,600	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,178,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,269,200	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	143,736,100	7.43

This announcement is dated 22 August 2007.

Reference No AA-070827-66391

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/08/2007**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements**

Contents :

We wish to announce that the Company has on 27 August 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
21 August 2007	EPF Board	Acquisition	64,400	
Total			64,400	0.00

Immediately prior to the above changes, EPF had direct beneficial equity interest in 143,736,100 ASTRO shares representing 7.43% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 143,800,500 ASTRO shares representing 7.43% of the total issued share capital of the Company. The said 143,800,500 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,139,000	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,886,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,178,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,269,200	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	143,800,500	7.43

This announcement is dated 27 August 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/09/2007 06:56:27 PM
Reference No AA-070903-45715

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of a New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO wishes to announce the incorporation of All Asia Radio Technologies Media and Sales Sdn Bhd ("AARTMS") on 30 August 2007 by All Asia Radio Technologies Limited, a wholly-owned subsidiary of ASTRO. AARTMS is a private limited company incorporated in Malaysia with a paid-up share capital of RM250,000 divided into 250,000 ordinary shares of RM1 each. The Certificate of Incorporation of AARTMS was received on 3 September 2007.

The principal activities of AARTMS are airtime sales marketing and trading, media training and media research.

The incorporation does not have any material effect on the consolidated net assets for the financial year ended 31 January 2007 and is not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2008.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the incorporation.

This announcement is dated 3 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/09/2007 06:15:11 PM
Reference No AA-070913-56724

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **31/01/2008**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **31/07/2007**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Q2 FY08 Bursa Malaysia Quarterly Report_ASTRC

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/07/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/07/2007	31/07/2006	31/07/2007	31/07/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	629,277	569,084	1,212,228	1,092,100
2	Profit/(loss) before tax	-23,407	97,004	38,446	215,140
3	Profit/(loss) for the period	-57,684	70,997	-27,478	159,549

4	Profit/(loss) attributable to ordinary equity holders of the parent	-54,181	73,039	-22,238	163,520
5	Basic earnings/(loss) per share (sen)	-2.80	3.79	-1.15	8.48
6	Proposed/Declared dividend per share (sen)	2.00	2.00	2.00	2.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.8900	0.9500

Remarks :

The Board of Directors is pleased to declare an interim tax exempt dividend ("Interim Dividend") of 2 sen per ordinary share (First Half FY2007: 2 sen per ordinary share) in respect of the financial year ending 31 January 2008. The Interim Dividend will be paid on 11 October 2007 to depositors who are registered in the Record of Depositors at the close of business on 28 September 2007.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/07/2007	31/07/2006	31/07/2007	31/07/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	**10,209**	**8,666**	**20,069**	**15,795**
2	Gross interest expense	**10,439**	**6,006**	**21,260**	**11,649**

Remarks :

Note: The above information is for the Exchange internal use only.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2007

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the second quarter ended 31 July 2007 which should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2007.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/07/2007	QUARTER ENDED 31/07/2006	+/-	SIX MTHS ENDED 31/07/2007	SIX MTHS ENDED 31/07/2006	+/-
		RM'm	RM'm	%	RM'm	RM'm	%
Revenue	8	629.2	569.1	+11	1,212.2	1,092.1	+11
Cost of sales (excluding set-top box subsidies)		(373.6)	(282.2)		(663.9)	(525.0)	
Gross profit (excluding set-top box subsidies)		255.6	286.9		548.3	567.1	
Set-top box subsidies		(45.5)	(60.6)		(93.6)	(91.4)	
Gross profit		210.1	226.3	-7	454.7	475.7	-4
Other operating income		2.7	3.1		5.4	5.7	
Marketing and distribution costs		(61.2)	(43.3)		(117.5)	(84.2)	
Administrative expenses		(119.7)	(81.1)		(215.7)	(162.4)	
Profit from operations [(1)(2)]	8	31.9	105.0	-70	126.9	234.8	-46
Finance costs		(11.9)	(10.8)		(33.7)	(17.9)	
Finance income		4.5	16.3		33.4	26.1	
Share of post tax results from investments accounted for using the equity method [(3)]		(47.9)	(13.6)		(88.2)	(27.9)	
Profit/(loss) before taxation		(23.4)	96.9	-124	38.4	215.1	-82
Taxation	15	(34.3)	(26.0)		(65.9)	(55.6)	
Profit/(loss) for the period		(57.7)	70.9	-181	(27.5)	159.5	-117
Attributable to:							
Equity holders of the Company		(54.2)	73.0	-174	(22.3)	163.5	-114
Minority interests		(3.5)	(2.1)		(5.2)	(4.0)	
		(57.7)	70.9		(27.5)	159.5	

Included in profit from operations is the write-off of assets and balances arising from the investment in PT Direct Vision ("PTDV") of RM92.4m.

	RM'm	RM'm	%	RM'm	RM'm	%
Profit from operations [(1)(2)]	31.9	105.0	-70	126.9	234.8	-46
Write-off of assets and balances arising from the investment in PTDV [(1)]						
- included in cost of sales	68.9	-		68.9	-	
- included in administrative expenses	23.5	-		23.5	-	
	92.4	-		92.4	-	
Profit from operations before write-off of assets and balances arising from the investment in PTDV	124.3	105.0	+18	219.3	234.8	-7

Details of the investment in relation to PTDV are provided in Note 18 (a)(2).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2007

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/2007	QUARTER ENDED 31/07/2006	**SIX MTHS ENDED 31/07/2007**	SIX MTHS ENDED 31/07/2006
Earnings/(loss) per share:	26	**Sen**	Sen	**Sen**	Sen
- Basic		**(2.80)**	3.79	**(1.15)**	8.48
- Diluted*		*****	3.78	*****	8.47

As at 31 July 2007, there were 77,596,950 options outstanding under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

(*) Not applicable for the current quarter and six months ended 31 July 2007 as the options under the ESOS and MSIS would decrease the loss per share for the period.

Notes

(1) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/2007	QUARTER ENDED 31/07/2006	**SIX MTHS ENDED 31/07/2007**	SIX MTHS ENDED 31/07/2006
	RM'm	RM'm	**RM'm**	RM'm
Depreciation of property, plant & equipment	**22.8**	15.6	**44.8**	30[illegible]
Amortisation of film library & programme rights	**40.8**	39.4	**74.4**	69.8
Amortisation of other intangible assets	**8.1**	6.0	**15.7**	12[illegible]
Impairment of film library & programme rights	**4.1**	2.4	**4.7**	2.4
Write-off of assets and balances arising from the investment in PTDV (See Note 18 (a)(2))	**92.4**	-	**92.4**	[illegible]

(2) Included in "share of post tax results from investments accounted for using the equity method" is an amount of RM43.3m (six months ended 31 July 2007: RM83.6m) for the Group's estimated share of post tax losses for the quarter arising in PTDV (See Note 18 (a)(2)).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/07/2007 RM'm	AS AT 31/01/2007 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	655.3	312.8
Investments accounted for using the equity method		57.3	39.6
Long term advances, receivables and commitments in equity accounted investments		166.3	162.9
Deferred tax assets		333.6	395.7
Film library and programme rights		320.0	322.2
Other intangible assets [1]		135.2	135.3
Other financial assets (other investments)		3.0	-
		1,670.7	1,368.5
CURRENT ASSETS			
Inventories		40.3	53.0
Receivables and prepayments		493.6	516.8
Other financial assets			
- Derivative financial instruments		0.2	12.0
Tax recoverable		1.4	0.4
Cash and cash equivalents		1,110.7	1,075.7
		1,646.2	1,657.9
CURRENT LIABILITIES			
Trade and other payables		1,059.1	932.1
Other financial liabilities			
- Borrowings (interest bearing)	19	19.7	28.3
Current tax liabilities		2.5	1.6
		1,081.3	962.0
NET CURRENT ASSETS		564.9	695.9
NON-CURRENT LIABILITIES			
Payables		188.6	205.2
Deferred tax liabilities		11.8	11.8
Other financial liabilities			
- Borrowings (interest bearing)	19	312.7	-
		513.1	217.0
		1,722.5	1,847.4

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/07/2007 RM'm	AS AT 31/01/2007 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,200.0**	1,199.2
Share premium		**31.6**	27.6
Merger reserve		**518.4**	518.4
Exchange reserve		**(35.7)**	(30.7)
Hedging reserve		**0.2**	12.0
Other reserve		**69.1**	58.8
Retained earnings/(accumulated losses)		**(61.5)**	56.5
		1,722.1	1,841.8
Minority interests		**0.4**	5.6
Total equity		**1,722.5**	1,847.4
NET ASSETS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RM) [2]		**0.89**	0.95

Notes:

[1] Other intangible assets consist of software costs of RM109.7m (including broadcast facility at Cyberjaya of RM37.6m) (31/01/2007: RM105.7m), rights and licenses of RM25.2m (31/01/2007: RM29.3m) and goodwill on consolidation of RM0.3m (31/01/2007: RM0.3m).

[2] Net assets attributable to equity holders of the Company of RM1,722.1m (31/01/2007: RM1,841.8m) are stated after the writing off of total subsidised set-top box equipment costs cumulative to-date of RM1,927.7m (31/01/2007: RM1,834.1m).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Six months ended 31/07/2007	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2007	1,932.7	1,199.2	27.6	518.4	(30.7)	12.0	58.8	56.5	1,841.8	5.6	1,847.4
Currency translation differences	-	-	-	-	(5.0)	-	-	-	(5.0)	-	(5.0)
Cash flow hedge:											
- Fair value loss on hedging instrument	-	-	-	-	-	(2.9)	-	-	(2.9)	-	(2.9)
- Transferred to profit or loss for the period	-	-	-	-	-	(8.9)	-	-	(8.9)	-	(8.9)
Net losses recognised directly in equity	-	-	-	-	(5.0)	(11.8)	-	-	(16.8)	-	(16.8)
Loss for the period	-	-	-	-	-	-	-	(22.3)	(22.3)	(5.2)	(27.5)
Total recognised losses	-	-	-	-	(5.0)	(11.8)	-	(22.3)	(39.1)	(5.2)	(44.3)
Share options:											
- Proceeds from shares issued	1.3	0.8	4.0	-	-	-	-	-	4.8	-	4.8
- Value of employee services	-	-	-	-	-	-	11.3	-	11.3	-	11.3
- Transfer upon exercise	-	-	-	-	-	-	(1.0)	1.0	-	-	-
Dividends	-	-	-	-	-	-	-	(96.7)	(96.7)	-	(96.7)
	1.3	0.8	4.0	-	-	-	10.3	(95.7)	(80.6)	-	(80.6)
As at 31 July 2007	1,934.0	1,200.0	31.6	518.4	(35.7)	0.2	69.1	(61.5)	1,722.1	0.4	1,722.5

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable								
Six months ended 31/07/2006	Number of shares	Nominal value	Share premium	Merger reserve	Exchange reserve	Hedging reserve	Other reserve	Retained earnings/ (losses)	Total	Minority interests	Total Equity
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2006	1,927.3	1,195.4	11.0	518.4	(5.8)	15.4	40.6	(2.8)	1,772.2	14.5	1,786.7
Currency translation differences	-	-	-	-	(7.8)	-	-	-	(7.8)	-	[illegible]
Cash flow hedge:											
- Fair value gain on hedging instrument	-	-	-	-	-	9.3	-	-	9.3	-	[illegible]
- Transferred to profit or loss for the period	-	-	-	-	-	(8.3)	-	-	(8.3)	-	[illegible]
Net losses recognised directly in equity	-	-	-	-	(7.8)	1.0	-	-	(6.8)	-	[illegible]
Profit for the period	-	-	-	-	-	-	-	163.5	163.5	(4.0)	[illegible]
Total recognised income	-	-	-	-	(7.8)	1.0	-	163.5	156.7	(4.0)	[illegible]
Share options:											
- Proceeds from shares issued	0.7	0.5	2.1	-	-	-	-	-	2.6	-	[illegible]
- Value of employee services	-	-	-	-	-	-	10.9	-	10.9	-	[illegible]
- Transfer upon exercise	-	-	-	-	-	-	(0.6)	0.6	-	-	-
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	-	0.2	[illegible]
Dividends	-	-	-	-	-	-	-	(67.5)	(67.5)	-	[illegible]
	0.7	0.5	2.1	-	-	-	10.3	(66.9)	(54.0)	0.2	(53.8)
As at 31 July 2006	1,928.0	1,195.9	13.1	518.4	(13.6)	16.4	50.9	93.8	1,874.9	10.7	[illegible]

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2007	SIX MTHS ENDED 31/07/2006
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit/(loss) for the period	(27.5)	159.5
Contra arrangements – revenue	(1.1)	(0.8)
Value of employee services – share options	11.3	10.9
Interest income	(20.0)	(15.8)
Interest expense	21.3	11.6
Gain from derivative financial instruments	(9.0)	(10.2)
Unrealised foreign exchange loss/(gain)	1.4	(0.4)
Taxation	65.9	55.6
Property, plant and equipment		
- Depreciation	44.8	30.2
- Gain on disposal	(0.6)	(0.1)
Film library and programme rights		
- Amortisation	74.4	69.8
- Impairment	4.7	2.4
Other intangible assets		
- Amortisation	15.7	12.6
Dilution of interest in a subsidiary	-	(0.5)
Write-off of assets and balances arising from the investment in PTDV	92.4	-
Share of post tax results from investments accounted for using the equity method	88.2	27.9
	361.9	352.7
Changes in working capital:		
Film library and programme rights	(114.0)	(77.1)
Inventories	12.7	11.0
Receivables and prepayments	(77.4)	(105.4)
Payables	74.9	56.8
Cash generated from operations	258.1	238.0
Income tax (paid)/refunded	(3.9)	0.8
Interest received	17.6	13.5
Net cash flow from operating activities	271.8	252.3

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2007	SIX MTHS ENDED 31/07/2006
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of other investments	(3.0)	(7.6)
Investment in an associate	(7.0)	-
Investment in jointly controlled entities	(95.5)	-
Repayment of advance from associate	2.1	-
Proceeds from shares issued to minority interests	-	0.8
Proceeds from disposal of property, plant and equipment	0.7	0.1
Acquisition of software	(15.8)	(14.9)
Purchase of property, plant and equipment	(61.4)	(68.1)
Net cash flow from investing activities	(179.9)	(89.7)
*Net cash flow from operating and investing activities**	*91.9*	*162.6*
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(38.7)	-
Interest paid	(15.5)	(5.8)
Borrowings drawdown	1.7	-
Gain from interest rate swap contract	10.6	8.8
Issuance of shares pursuant to exercise of share options	4.8	2.6
Repayment of finance lease liabilities	(17.6)	(15.9)
Repayment of borrowings	(2.5)	-
Net cash flow from financing activities	(57.2)	(10.3)
Net effect of currency translation on cash and cash equivalents	0.3	1.6
NET INCREASE IN CASH AND CASH EQUIVALENTS	35.0	153.9
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,075.7	848.1
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,110.7	1,002.0

(*) Represents free cash flow.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2007

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the audited statutory financial statements presented for the financial year ended 31 January 2007.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRSs") adopted by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the audited statutory financial statements for the financial year ended 31 January 2007.

The adoption of the following new IFRS and Amendment did not affect the Group's results or financial position for the period:

- IFRS 7 – Financial Instruments: Disclosures, and their related amendment to IAS 1 on capital disclosures

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters. However, the impact of seasonality has been declining as a result of the diversification of customer base.

4. UNUSUAL ITEMS

The Group has written off assets and balances amounting to RM92.4m arising from the investment in PTDV during the current quarter, as disclosed in the consolidated income statement.

Details of the investment in relation to PTDV are provided in Note 18 (a)(2).

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.4	1.3	1.3	4.8

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

During the period, the following dividend payment was made:

	Total RM'm
Second tax exempt dividend of 2.0 sen per share in respect of the financial year ended 31 January 2007, paid on 27 April 2007	38.7

Subsequently, a final tax exempt dividend of 3.0 sen per share amounting to RM58.0m in respect of the financial year ended 31 January 2007 was paid on 30 August 2007.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:
- Malaysian multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services in Malaysia.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese film entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding.

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/07	QUARTER ENDED 31/07/06	SIX MTHS ENDED 31/07/07	SIX MTHS ENDED 31/07/06
	RM'm	RM'm	RM'm	RM'm
Revenue				
Malaysian multi channel television				
External revenue	563.7	505.7	1,091.1	975.4
Inter-segment revenue	2.3	0.1	2.3	0.1
Malaysian multi channel television revenue	566.0	505.8	1,093.4	975.5
Radio				
External revenue	41.2	36.3	76.9	68.9
Inter-segment revenue	0.6	1.1	1.6	1.7
Radio revenue	41.8	37.4	78.5	70.6
Library licensing and distribution				
External revenue	12.2	13.4	22.2	26.5
Inter-segment revenue	5.9	3.8	11.9	6.8
Library licensing and distribution revenue	18.1	17.2	34.1	33.3
Others				
External revenue	12.1	13.7	22.0	21.3
Inter-segment revenue	134.2	107.3	241.4	146.5
Others revenue	146.3	121.0	263.4	167.8
Total reportable segments	772.2	681.4	1,469.4	1,247.2
Eliminations	(143.0)	(112.3)	(257.2)	(155.1)
Total group revenue	629.2	569.1	1,212.2	1,092.1
Profit/(loss) from operations by segment				
Malaysian multi channel television	138.6	118.7	246.6	259.4
Radio	16.2	14.9	27.5	24.4
Library licensing and distribution	(4.7)	(10.3)	(11.7)	(21.2)
Others/eliminations	(25.8)	(18.3)	(43.1)	(27.8)
Profit from operations before the write-off of assets and balances arising from the investment in PTDV	124.3	105.0	219.3	234.8
- Write-off of assets and balances arising from the investment in PTDV	(92.4)	-	(92.4)	-
Profit from operations	31.9	105.0	126.9	234.8

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 July 2007, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 13 September 2007, except as disclosed in Note 18 (a)(2).

11. CHANGES IN THE COMPOSITION OF THE GROUP

On 19 April 2007, ASTRO announced an internal reorganisation plan which will involve the transfer of shares in three of its wholly-owned subsidiaries, as set out below ("Reorganisation"):

(i) The entire equity interests held by ASTRO in ASTRO Productions Sdn Bhd ("APSB") and Maestro Talent and Management Sdn Bhd ("Maestro") to ASTRO Entertainment Sdn Bhd ("AESB"); and
(ii) The entire equity interest held by APSB in Nusantara Seni Karya Sdn Bhd (formerly known as ASTRO Icon Sdn Bhd) ("NSK") to AESB.

APSB and Maestro are wholly-owned subsidiaries of ASTRO, while NSK is a wholly-owned subsidiary of APSB. AESB is wholly-owned by ASTRO All Asia Entertainment Networks Ltd, which is in turn wholly-owned by ASTRO Overseas Limited ("AOL"). AOL is a wholly-owned subsidiary of ASTRO.

The Reorganisation is part of ASTRO Group's internal restructuring plan, which is undertaken for the purpose of consolidating business activities related to television content under a single entity namely AESB, and to facilitate management direction and accountability in growing the Group's content business.

The Reorganisation was completed on 13 June 2007.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 July 2007, the Group has provided guarantees to third parties amounting to RM28.3m (RM25.7m in respect of working capital facilities secured by associates and RM2.6m in respect of licence fees in subsidiaries).

(b) Contingent assets

There were no significant contingent assets as at 31 July 2007.

13. COMMITMENTS

As at 31 July 2007, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	129.3	188.0	317.3
Investment in an associate	17.1	-	17.1
Investment in a proposed joint venture	641.7	-	641.7
Film library and programme rights	132.4	56.9	189.3
Non-cancellable operating lease	22.8	-	22.8
Non-cancellable finance lease	779.6	-	779.6
	1,722.9	244.9	1,967.8

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

Maxis Communications Berhad is an associate of UTSB. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Kristal-Astro	Associate of the Company
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of UTSB
SRG Asia Pacific Sdn Bhd	Subsidiary of UTSB
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Yes TV	Yes TV is a substantial shareholder of two subsidiaries in the Group. Two of Yes TV's directors are also directors in these subsidiaries

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE SIX MONTHS ENDED 31/07/07	AMOUNTS DUE FROM AS AT 31/07/07
	RM'm	RM'm
(a) Sales of goods and services		
Malaysian Mobile Services Sdn Bhd (Multimedia and interactive sales and other services)	6.1	9.7
Maxis Broadband Sdn Bhd (Multimedia and interactive sales and other services)	1.5	1.8
Kristal-Astro (Set-top box sales, sales of program rights, technical support and other services)	2.4	1.4

14. SIGNIFICANT RELATED PARTY DISCLOSURES (continued)

	TRANSACTIONS FOR THE CUMULATIVE SIX MONTHS ENDED 31/07/07	AMOUNTS DUE TO AS AT 31/07/07
	RM'm	RM'm
(b) Purchases of goods and services		
UTSB Management Sdn Bhd (Personnel, strategic, consultancy and support services)	7.4	21.6
Yes TV (Personnel, strategic, consultancy and support services)	3.3	-
Maxis Broadband Sdn Bhd (Telecommunication services and other charges)	5.9	2.2
SRG Asia Pacific Sdn Bhd (Interaction call center services)	14.6	11.0
MEASAT Satellite Systems Sdn Bhd* ("MSS") (Expenses and payment related to finance lease, rental and other charges)	28.3	1.8

(*) The Group has capitalised finance lease liabilities from the lease of MEASAT-3 satellite transponders from MSS in accordance with IAS 17 – 'Leases' as disclosed in Note 19 (3).

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/07	QUARTER ENDED 31/07/06	SIX MTHS ENDED 31/07/07	SIX MTHS ENDED 31/07/06
	RM'm	RM'm	RM'm	RM'm
Current tax	1.7	3.3	3.6	7.0
Deferred tax	32.6	22.7	62.3	48.6
	34.3	26.0	65.9	55.6

The Group's effective tax rates for the current quarter and six months ended 31 July 2007 of 49.7% and 50.4% respectively (excluding the write-off of assets and balances arising from the investment in PTDV) are based on an estimate of the tax charge for the year and were higher than the Malaysian statutory tax rate mainly due to:-

i) losses in foreign subsidiaries, associates & overseas investments and certain Malaysian subsidiaries which were not available for tax relief at Group level; and
ii) non-deductibility of certain operating expenses for tax purposes.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter and year-to-date.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter and year-to-date.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposals announced

(1) <u>Internal Group Restructuring</u>

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries in order to create a leaner and more efficient group structure. The completion of the internal group restructuring will result in the removal of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") that is no longer required to achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

RAPS (in member's voluntary winding-up) has on 30 July 2007 held its Final Meeting and will be routinely dissolved on the expiration of three months after filing of the Form 69 (Return by Liquidator relating to the Final Meeting) with the Companies Commission of Malaysia and Official Receiver pursuant to Section 272(5) of the Companies Act, 1965.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(2) Participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision ("PTDV"), to provide multi-channel digital satellite pay television and multimedia services in Indonesia ("Indonesian Venture").

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a decree limiting foreign equity participation to 20% and requiring all broadcasters to submit applications for a broadcasting licence under new Broadcasting laws. As a consequence, the parties entered into further discussions to restructure the Indonesian Venture and the SSA was allowed to lapse on 31 July 2006.

On 28 February 2006, PTDV launched a nationwide service under the Astro brand, pursuant to a Trademark Licence Agreement with MEASAT Broadcast Network Systems Sdn Bhd, the proprietor of the Astro trademark.

As protracted negotiations between the parties to the proposed Indonesian Venture have been inconclusive and based on most recent developments, the Board of Directors decided on 13 September 2007 that the proposed joint venture no longer fulfils the criteria for it to be accounted for as a jointly controlled entity under 'IAS 31 – Interests in Joint Ventures'. Accordingly, the Board believes that provision should be made against the carrying value of all deferred costs and assets relating to the Indonesian Venture in the consolidated accounts to the extent that recoverability cannot be reasonably assured under current assessment. Consequently, the Group has provided RM92.4m, in addition to the RM241.0m (RM43.3m in Second Quarter, Refer to footnote (2) of Page2) already recognised as the Group's share of operating losses arising in the Indonesian Venture.

Given the progress to date of PTDV, including the achievement of 127,000 subscribers, the parties are in discussions to seek a mutually acceptable solution to effectively continue operations. Options being considered may involve restructuring of the various parties' interests in the proposed venture. The Board is of the view that there can be no certainty as to the outcome of these discussions, and as a consequence, the Group may incur additional costs in respect of the potential restructuring of the venture while options are being pursued. In the event that no agreement is reached, there will be further costs relating to commitments already made which are estimated at RM200.0m.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposals announced (continued)

(3) Participation in multi-channel digital satellite pay television India

On 5 April 2007, ASTRO agreed to participate in a proposed joint venture for the provision of Direct-to-Home digital satellite broadcast ("DTH") pay-television services in India, with Kalanithi Maran and Kavery Kalanithi, collectively referred to as the "Maran Group".

Under the proposed joint venture, South Asia Entertainment Holdings Limited, a wholly-owned subsidiary of the Group, agreed to invest up to USD166m (approximately RM581m) by subscribing for new equity shares representing 20% of the enlarged capital of Sun Direct TV Private Limited ("Sun Direct TV"), a company incorporated in India with a licence to provide DTH pay-television services in India. The Maran Group will hold the remaining 80% interest in Sun Direct TV.

On 25 June 2007, ASTRO's shareholders approved ASTRO's equity participation of USD166m (approximately RM581m) in the proposed joint venture for the provision of DTH pay-television services in India. As at 13 September 2007, the proposed joint venture is subject to and pending fulfilment of other conditions precedent.

In accordance with the Group's accounting policies, joint ventures are accounted for using the equity method. The Group expects to account for its share of Sun Direct TV's losses, including start-up and market entry costs, up to USD166m (approximately RM581m) in respect of its equity participation, over a period of 5 years.

Other than as disclosed above, there were no incomplete corporate proposals as at 13 September 2007.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

As at 13 September 2007, all the proceeds raised during the Initial Public Offering (amounting to RM2,029.9m) have been utilised except for RM19.0m which was proposed to be for subscription of equity in an associate, TVB Publishing Holding Limited, which has not yet been called.

19. GROUP BORROWINGS AND DEBT SECURITIES

The amount of Group borrowings and debt securities as at 31 July 2007 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – INR14m	1.2	-	1.2
Finance lease liabilities[2][3]	18.5	312.7	331.2
	19.7	312.7	332.4

Notes:

(1) A standby letter of credit has been provided as security.

(2) The finance lease liabilities are effectively secured on the basis that the rights of the leased asset revert to the lessor in the event of default.

(3) Finance lease liabilities include the rental of transponders under MEASAT-3 satellite which was capitalised in accordance with IAS 17 – 'Leases' due to the non-cancellable nature of the lease term. The proposed utilisation of transponder capacity on the MEASAT-3 satellite was approved by ASTRO's shareholders at an extraordinary meeting on 26 July 2007.

(4) The Company's USD300m Guaranteed Term and Revolving Facilities secured on 18 October 2004 ("the USD Facilities") comprise Tranche A (USD150m), Tranche B (USD75m) and Tranche C (USD75m) and are guaranteed by MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd. Tranche A of the USD Facilities lapsed on 18 April 2007 and a balance of USD150m remains available for reimbursing debt settlement and/or financing general corporate purposes and working capital of the Company and its subsidiaries.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no off balance sheet financial instruments as at 13 September 2007. The Group adopts IAS 39 – 'Financial Instruments: Recognition and Measurement' which requires all financial instruments to be recognised in the financial statements.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 13 September 2007.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Second Quarter 2008) against the preceding quarter (First Quarter 2008)

For the quarter ended 31 July 2007, Group revenue increased to RM629.2m, while EBITDA increased to RM155.2m. Net loss was RM54.2m compared to a net profit of RM31.9m last quarter, primarily due to the Group accounting for the write-off of assets and balances arising from the investment in PTDV.

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2007	FIRST QUARTER 30/04/2007	SECOND QUARTER 31/07/2007	FIRST QUARTER 30/04/2007
Consolidated Performance				
Total Revenue	**629.2**	583.0		
Customer Acquisition Costs (CAC)[2]	**80.3**	73.8		
EBITDA[3]	**155.2**	124.6		
EBITDA Margin (%)	**24.7**	21.4		
Net Profit/(Loss)	**(54.2)**	31.9		
Free Cash Flow[4]	**13.8**	78.1		
Net (decrease)/increase in Cash	**(0.3)**	35.3		
Capital expenditure[5]	**71.3**	11.8		
(i) Malaysian Multi channel TV(MC-TV)[1]				
Subscription revenue	**523.0**	482.5		
Advertising revenue	**36.3**	35.4		
Other revenue	**6.7**	9.5		
Total revenue	**566.0**	527.4		
CAC[2]	**80.3**	73.8		
EBITDA[3]	**162.6**	131.0		
EBITDA Margin (%)	**28.7**	24.8		
Capital expenditure[5]	**48.1**	6.4		
Total subscriptions-net additions ('000)			**34**	73
Total subscriptions-end of period ('000)			**2,308**	2,27[illegible]
Residential customers-net additions ('000)			**28**	63
Residential customers-end of period ('000)			**2,109**	2,081

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2008) against the preceding quarter (First Quarter 2008) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2007	FIRST QUARTER 30/04/2007	SECOND QUARTER 31/07/2007	FIRST QUARTER 30/04/2007
(i) Malaysian Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential customer (RM)			82	77
MAT Churn (%)			9.8	7.8
CAC per set-top box sold (RM)			718	639
Content cost (RM per customer per mth)			29	27
(ii) Radio[1]				
Revenue	41.8	36.7		
EBITDA[3]	18.4	13.5		
EBITDA Margin (%)	44.0	36.8		
Listeners ('000)[6]			10,309	10,309
Share of radio adex (%)[7]			67	68
(iii) Library Licensing and Distribution[1]				
Revenue	18.1	16.0		
EBITDA[3]	(4.4)	(6.7)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			17	35
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			2,223	2,103
Malaysian film production – theatrical release			1	2

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MC-TV – RM2.3m [Q2FY08], Nil [Q1FY08]; Radio – RM0.6m [Q2FY08], RM1.0m [Q1FY08]; Library Licensing and Distribution – RM5.9m [Q2FY08], RM6.0m [Q1FY08]).
2. Customer acquisition cost for the period under review, is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), impairment of investments, share of post tax results from investments accounted for using the equity method and write-off of assets and balances arising from the investment in PTDV.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2007 performed by NMR in April 2007.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2008) against the preceding quarter (First Quarter 2008) (continued)

<u>Consolidated Performance</u>

Turnover

Group revenue increased by RM46.2m or 7.9% to RM629.2m. This was mainly driven by higher MC-TV subscription revenue of RM40.5 from continued growth in customer base and improvement in ARPU. Airtime sales from Radio and revenue from Library Licensing and Distribution have also improved.

EBITDA

Group EBITDA increased by 24.6% to RM155.2m from RM124.6m last quarter, mainly due to improved revenues arising from price increased.

Cash Flow

Free cash flow generated was RM13.8m compared to RM78.1m last quarter, mainly due to higher capital expenditure and regional investment during the quarter.

Net decrease in cash was RM0.3m compared to an increase of RM35.3m last quarter.

Capital Expenditure

Group capital expenditure for the current quarter was RM71.3m compared to last quarter's spending of RM11.8m due to expansion activities in MC-TV, renovation costs in other segments and capital expenditure incurred for PTDV.

Net Loss

The Group recorded a net loss of RM54.2m compared to a net profit of RM31.9m last quarter, primarily due to the Group accounting for the write-off of assets and balances arising from the investment in PTDV.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2008) against the preceding quarter (First Quarter 2008) (continued)

Malaysian Multi channel TV

MC-TV achieved revenue of RM566.0m, which was RM38.6m or 7.3% higher than last quarter, primarily from higher subscription revenue.

Residential customers registered gross additions of 104,400 for the quarter due to continued demand for Astro's services. However, the level of absolute churn of 76,400 customers is within anticipated level due to the re-pricing initiative implemented during the quarter. MAT churn increased from 7.8% to 9.8%. Accordingly, residential customers increased by 28,000 net additions to 2,109,000.

Residential customer ('000)	Second Quarter 2008	First Quarter 2008	Variance
Gross additions	104.4	111.4	(7.0)
Churn	(76.4)	(46.0)	(30.4)
Net additions	28.0	65.4	(37.4)

ARPU of RM82 was higher than last quarter mainly as a result of the re-pricing initiative.

CAC per box sold of RM718 increased by RM79 mainly due to higher marketing/sales costs per unit, partially offset by lower subsidy.

Radio

Radio revenue of RM41.8m was RM5.1m or 13.9% higher than last quarter mainly due to higher advertising revenue.

Library Licensing and Distribution

Revenue of RM18.1m for Library Licensing and Distribution was RM2.1m or 13.1% higher than last quarter. The increase in revenue was mainly due to higher revenue from Celestial Movies Channel and distribution of TV drama series, partially offset by a delay in Shaw title sales.

(B) Performance of the current six months ended 31 July 2007 (First Half 2008) against the corresponding six months ended 31 July 2006 (First Half 2007)

Group revenue grew by RM120.1m or 11.0% to RM1,212.2m, while EBITDA increased by RM2.2m or 0.8% to RM279.8m. Group net loss of RM22.3m compared to a net profit of RM163.5m in First Half 2007, primarily due to the Group's share of higher post tax losses from PTDV and write-off of assets and balances arising from the investment in PTDV.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

(B) Performance of the current six months ended 31 July 2007 (First Half 2008) against the corresponding six months ended 31 July 2006 (First Half 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2007	SIX MTHS ENDED 31/07/2006	SIX MTHS ENDED 31/07/2007	SIX MTHS ENDED 31/07/2006
Consolidated Performance				
Total Revenue	**1,212.2**	1,092.1		
Customer Acquisition Costs (CAC)[2]	**154.1**	135.4		
EBITDA[3]	**279.8**	277.6		
EBITDA Margin (%)	**23.1**	25.4		
Net Profit/(Loss)	**(22.3)**	163.5		
Free Cash Flow[4]	**91.9**	162.6		
Net Increase in Cash	**35.0**	153.9		
Capital expenditure[5]	**83.1**	83.2		
(i) Malaysian Multi channel TV(MC-TV)[1]				
Subscription revenue	**1,005.5**	885.9		
Advertising revenue	**71.7**	71.6		
Other revenue	**16.2**	18.0		
Total revenue	**1,093.4**	975.5		
CAC[2]	**154.1**	135.4		
EBITDA[3]	**293.6**	287.3		
EBITDA Margin (%)	**26.9**	29.5		
Capital expenditure[5]	**54.5**	56.3		
Total subscriptions-net additions ('000)			**107**	146
Total subscriptions-end of period ('000)			**2,308**	2,087
Residential customers-net additions ('000)			**93**	13[illegible]
Residential customers-end of period ('000)			**2,109**	1,914
ARPU – residential customer (RM)			**79**	7[illegible]
MAT Churn (%)			**9.8**	11.[illegible]
CAC per set-top box sold (RM)			**678**	637
Content cost (RM per customer per mth)			**28**	2[illegible]

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2007 (First Half 2008) against the corresponding six months ended 31 July 2006 (First Half 2007) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2007	SIX MTHS ENDED 31/07/2006	**SIX MTHS ENDED 31/07/2007**	SIX MTHS ENDED 31/07/2006
(ii) Radio[1]				
Revenue	**78.5**	70.6		
EBITDA[3]	**31.9**	29.3		
EBITDA Margin (%)	**40.6**	41.5		
Listeners ('000)[6]			**10,309**	11,300
Share of radio adex (%)[7]			**68**	81
(iii) Library Licensing and Distribution[1]				
Revenue	**34.1**	33.3		
EBITDA[3]	**(11.1)**	(20.4)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**52**	49
(iv) Others				
Magazines – average monthly circulation (including ASTRO TV Guide) ('000)			**2,163**	1,913
Malaysian film production – theatrical release			**3**	2

Note :
1. Represents segment performance before inter-segment eliminations. (Inter-segment revenue – MC-TV – RM2.3m [H1FY08], RM0.1m [H1FY07]; Radio – RM1.6m [H1FY08], RM1.7m [H1FY07]; Library Licensing and Distribution – RM11.9m [H1FY08], RM6.8m [H1FY07]).
2. Customer acquisition cost for the period under review is the cost incurred in activating new customers in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), impairment of investments, share of post tax results from investments accounted for using the equity method and write-off of assets and balances arising from the investment in PTDV.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2007 and Sweep 1, 2006 performed by NMR in April 2007 and April 2006 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2007 (First Half 2008) against the corresponding six months ended 31 July 2006 (First Half 2007) (continued)

Consolidated Performance

Turnover

Group consolidated revenue of RM1,212.2m was higher by RM120.1m or 11.0% against the corresponding period last year. The increase was mainly driven by higher subscription revenue from MC-TV, from an enlarged customer base and improved ARPU.

EBITDA

Group EBITDA of RM279.8m increased slightly by RM2.2m or 0.8% compared to the corresponding period last year. The increase in consolidated revenue was offset by higher content costs from the introduction of new channels and improved content, higher customer acquisition costs, higher marketing costs from increased marketing activities and higher administrative expenses from increased staff related costs.

Cash Flow

Free cash flow generated was RM91.9m compared to RM162.6m in First Half 2007, mainly due to the recognition of long term investments in PTDV in First Half 2008.

The net increase in cash was RM35.0m compared to an increase of RM153.9m in First Half 2007.

Capital Expenditure

Group capital expenditure was RM83.1m, primarily from expansion activities in MC-TV, renovation costs in other segments and capital expenditure incurred for PTDV.

Net Loss

The Group recorded a net loss of RM22.3m compared to a net profit of RM163.5m in First Half 2007, primarily due to the Group's share of higher post tax losses from PTDV and write-off of assets and balances arising from the investment in PTDV.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2007 (First Half 2008) against the corresponding six months ended 31 July 2006 (First Half 2007) (continued)

Malaysian Multi channel TV

MC-TV revenue of RM1,093.4m was RM117.9m or 12.1% higher than First Half 2007. The increase was driven by higher subscription as a result of continuing growth in the business.

Residential customer net additions of 93,400 was lower by 36,300 or 28.0% compared to First Half 2007.

MAT churn improved to 9.8% compared to 11.9% in First Half 2007.

ARPU of RM79 was higher than ARPU of RM78 in First Half 2007 due to higher subscription ARPU and higher interactive services income.

CAC per box sold of RM678 increased by RM41 compared to First Half 2007. The increase was due to higher marketing/sales costs per unit partially offset by lower subsidy.

Radio

Radio's revenue of RM78.5m was RM7.9m or 11.2% higher than First Half 2007. This improvement was mainly from improved advertising revenue.

Library Licensing and Distribution

Library Licensing and Distribution revenue of RM34.1m was slightly higher by RM0.8m or 2.4% compared to First Half 2007, mainly from Celestial Movies and WaTV Channels, partially offset by lower revenue from Shaw titles and distribution of film content.

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2008

Strong results from the Malaysian TV and radio operations continue to underpin the Group's performance. Malaysian TV revenues benefited from continued subscriber growth as a result of the on-going service enhancement initiatives, as well as an improvement in EBITDA margins due to an uplift in ARPU arising from the re-pricing of the Astro TV service to address increasing content costs. These include additional costs for local programming and new channel development, as well as for premium sports programming content which will be incurred from the third quarter of FY2008 onwards. The Malaysian Radio operations also benefited from a programme revamp and increased market demand for radio airtime.

As set out in Note 18(a), the Group has provided RM92.4m against all deferred costs and assets in respect of the Indonesian venture where recoverability cannot be reasonably assured, in addition to the RM241.0m (RM43.3m in Second Quarter, refer to footnote (2) of Page2) already recognised as the Group's share of operating losses arising in the Indonesian Venture. The Group anticipates that that certain costs will continue to be incurred over the remainder of the year ending 31 January 2008 as the parties explore options for restructuring the proposed venture and seek a mutually acceptable solution to effectively continue operations of the Indonesian Venture. In the event that no agreement is reached, the Group will have to account for the further costs relating to commitments already made which are estimated at RM200.0m.

Sun Direct TV, the DTH joint-venture in India, is on track for a service roll-out by end-2007/early 2008. Typical of similar start-ups, the business is expected to incur losses. Consistent with the Group's accounting policies, the Group expects to account for its share of Sun Direct TV losses of up to US$166 million (approximately RM581 million), representing its 20% equity stake, over a period of 5 years.

Other than the foregoing, the Board of Directors is not aware of any other matters that might be expected to have a material impact on the operating performance, cash flows and financial position of the Company for the financial year ending 31 January 2008.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

The Board of Directors is pleased to declare an interim tax exempt dividend ("Interim Dividend") of 2 sen per ordinary share (First Half 2007: 2 sen per ordinary share) in respect of the financial year ending 31 January 2008. As at 31 July 2007, the Company has sufficient distributable reserves of RM2,234.3m at the entity level, to pay dividends. The Interim Dividend will be paid on 11 October 2007 to depositors who are registered in the Record of Depositors at the close of business on 28 September 2007.

A depositor will qualify for entitlement to the Interim Dividend only in respect of:

(a) shares transferred to the depositor's securities account before 4.00 p.m. on 28 September 2007 in respect of transfers;
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE SECOND QUARTER ENDED 31 JULY 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS/(LOSS) PER SHARE

The basic and diluted earnings/(loss) per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/07	QUARTER ENDED 31/07/06	SIX MTHS ENDED 31/07/07	SIX MTHS ENDED 31/07/06
(1) Basic earnings/(loss) per share					
Profit/(loss) attributable to equity holders of the Company	RM'm	(54.2)	73.0	(22.3)	163.5
Weighted average number of ordinary shares	'm	1,933.9	1,927.8	1,933.5	1,927.6
Basic earnings/(loss) per share	sen	(2.80)	3.79	(1.15)	8.48
(2) Diluted earnings per share					
Profit/(loss) attributable to equity holders of the Company	RM'm	(54.2)	73.0	(22.3)	163.5
Weighted average number of ordinary shares	'm	1,933.9	1,927.8	1,933.5	1,927.6
Adjusted for share options granted	'm	8.5	3.4	7.3	3.5
Adjusted weighted average number of ordinary shares	'm	1,942.4	1,931.2	1,940.8	1,931.1
Diluted earnings per share	sen	*	3.78	*	8.47

As at 31 July 2007, there were 77,596,950 options outstanding under the ESOS and MSIS.

(*) Not applicable for the current quarter and six months ended 31 July 2007 as the options under the ESOS and MSIS would decrease the loss per share for the period.

By order of the Board

Lakshmi Nadarajah (LS No. 9057)
Company Secretary

13 September 2007

Kuala Lumpur

Entitlements (Notice of Book Closure)

Reference No **AA-070907-62851**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/09/2007**

EX-date	:**26/09/2007**
Entitlement date	:**28/09/2007**
Entitlement time	:**05:00:00 PM**
Entitlement subject	:**Interim Dividend**

Entitlement description:

Interim tax-exempt dividend of 2 sen per ordinary share of 10 pence each

Period of interest payment	: to
Financial Year End	:**31/01/2008**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose, Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur, Malaysia
Telephone no: 603-27212222

Payment date	:**11/10/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**28/09/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.02**

Remarks

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/09/2007 06:19:57 PM
Reference No AA-070913-61210

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Participation in multi-channel digital satellite pay television and multimedia business in Indonesia

* **Contents :-**

We refer to our announcements dated 11 March 2005, 14 June 2005, 18 July 2005, 13 September 2005, 27 September 2005, 14 October 2005, 28 April 2006 and 5 September 2006 in relation to our participation in the multi-channel digital satellite pay television and multimedia business in Indonesia ("Indonesian Venture").

All abbreviations and definitions used here shall be the same as those used in the previous announcements unless otherwise stated.

On 28 April 2006 we announced that pursuant to a fourth amendment agreement dated 28 April 2006, inter alia, the Conditions Precedent Date and the Closing Date of the SSA had been extended to 14 July 2006 and 31 July 2006 respectively.

We had also disclosed from time to time in the Company's Quarterly Reports the status of the participation and that as of 27 June 2007, the parties were continuing discussions to complete the restructuring of the Indonesian Venture to replace the SSA which had been allowed to lapse on 31 July 2006.

As protracted negotiations between the parties to the proposed Indonesian Venture have been inconclusive and based on most recent developments, the Board of Directors of the Company decided on 13 September 2007 that the proposed joint venture no longer fulfils the criteria for it to be accounted for as a jointly controlled entity under 'IAS 31 – Interests in Joint Ventures'. Accordingly, the Board believes that provision should be made against the carrying value of all deferred costs and assets relating to the Indonesian Venture in the consolidated accounts to the extent that recoverability cannot be reasonably assured under current assessment. Consequently, the Group has provided RM92.4m, in addition to the RM241.0m already recognised as the Group's share of operating losses arising in the Indonesian Venture. These provisions are reflected in the Company's Quarterly Report on consolidated results for the Second Quarter ended 31 July 2007 released on 13 September 2007.

In the meantime, given the progress to-date of PTDV, including the achievement of 127,000 subscribers, the parties are in discussions to seek a mutually acceptable solution to effectively

continue operations. Options being considered may involve restructuring of the various parties' interests in the proposed venture. The Board is of the view that there can be no certainty as to the outcome of these discussions and as a consequence, the Group may incur additional costs in respect of the potential restructuring of the venture while options are being pursued. In the event that no agreement is reached, there will be further costs relating to commitments already made which are estimated at RM200m.

The Company will make an appropriate disclosure on any material development in due course once discussions have been finalised.

This announcement is dated 13 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 46110 OF 2007

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/09/2007**

Subject : ASTRO - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 2 sen per ordinary share of 10 pence each tax-exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [26 September 2007]

2) The last date of lodgement : [28 September 2007]

3) Date Payable : [11 October 2007]

General Announcement
Reference No MM-070924-56745

Submitting Merchant Bank	:	CIMB INVESTMENT BANK BERHAD
Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	24/09/2007

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")**

JOINT VENTURE FOR THE PROVISION OF DIGITAL SATELLITE PAY-TELEVISION SERVICES IN INDIA ("JOINT VENTURE")

Contents :

1. INTRODUCTION

We refer to the announcements dated 5 April 2007, 6 June 2007 and 25 June 2007 in relation to the Joint Venture. All abbreviations used in this Announcement shall have the same meaning as those referred to in the aforementioned announcements, unless stated otherwise.

On behalf of AAAN, CIMB Investment Bank Berhad wishes to announce that SAEHL, the Maran Group and Sun Direct have entered into the following:
(i) an amendment agreement to amend the conditional Share Subscription Agreement dated 5 April 2007 (**"SSA"**) (**"SSA Amendment Agreement"**); and
(ii) an amendment agreement to amend the conditional Shareholders Agreement dated 5 April 2007 (**"SHA"**) (**"SHA Amendment Agreement"**).
The SSA Amendment Agreement and SHA Amendment Agreement were executed by Sun Direct and the Maran Group on 25 August 2007 and by SAEHL on 24 September 2007 respectively. By agreement of the parties of both the SSA Amendment Agreement and SHA Amendment Agreement, the SSA Amendment Agreement and SHA Amendment Agreement will only be effective on 24 September 2007.

2. DETAILS OF THE AMENDMENTS TO THE SSA AND SHA

The salient amendments made to the SSA and SHA respectively, are set out below.

2.1 SSA Amendment Agreement

Pursuant to the SSA Amendment Agreement, the number of new Sun Direct Shares to be subscribed and the timing of subscription by SAEHL and the Maran Group have been varied, as set out below. The subscription price for the new Sun Direct Shares to be subscribed by SAEHL and the Maran Group under the SSA shall remain unchanged. In addition, the respective eventual shareholdings of SAEHL and the Maran Group in Sun Direct pursuant to their subscription of new Sun Direct Shares under the SSA shall also remain unchanged.

Pursuant to the SSA, SAEHL and the Maran Group were to have subscribed for new Sun Direct Shares in the following manner:

		<-----Schedule of Subscription---->	
		Prior to Closing	At Closing
Shareholders	**Subscription**	**No. of Sun Direct**	**No. of Sun Direct**

	Price (Rs)	Shares	Shares	
Kalanithi Maran	10.00	19,953,659	15,146,341	
Kavery Kalanithi	10.00	90,900,000	-	
SAEHL	79.57	-	69,000,000	5
Total		**110,853,659**	**84,146,341**	6

Pursuant to the SSA Amendment Agreement, SAEHL and the Maran Group will now subscribe for new Sun Direct Shares in the following manner:

		<------------------Schedule of Subscription------------------>				
Shareholders	**Subscription Price (Rs)**	**At Closing No. of Sun Direct Shares**	**31.01.2008 No. of Sun Direct Shares**	**30.04.2008 No. of Sun Direct Shares**	**31.07.2008 No. of Sun Direct Shares**	
Kalanithi Maran	10.00	8,709,677	13,233,974	9,873,191	3,280,730	
Kavery Kalanithi	10.00	-	45,583,687	34,007,656	11,300,294	
SAEHL	79.57	39,677,420	14,704,415	10,970,211	3,645,256	5
Total		**48,387,097**	**73,522,076**	**54,851,058**	**18,226,280**	6

In addition, the Closing Date shall be amended from 10 business days to 14 business days from the receipt of the last notice of satisfaction of conditions precedent to the SSA.

2.2 SHA Amendment Agreement

Pursuant to the SHA Amendment Agreement, the Maran Group, Sun Direct and SAEHL agree that SAEHL and/or its affiliates shall be free to enter into any other joint ventures, tie ups or collaborations with third parties in the 'same field' (as understood as per applicable law) as the business carried out by Sun Direct except in respect of DTH services business carried out or proposed to be carried out by Sun Direct. Accordingly, each of Kalanithi Maran, Kavery Kalanithi and Sun Direct shall on the Closing Date, furnish to SAEHL a letter stating that they have no objections to any joint venture, tie up or collaboration undertaken by SAEHL and/or its affiliates, or any investment by SAEHL and/or its affiliates in any other companies, including any tie up, collaboration or joint venture or investment by SAEHL and/or its affiliates in the 'same field' (as understood as per applicable law) as the business carried out by Sun Direct except in respect of DTH pay television services carried out or proposed to be carried out pursuant to the Joint Venture.

Prior approval of the Indian Government is required for new proposals for foreign investment/technical collaboration, where the foreign investor has an existing joint venture or technology transfer/trademark agreement in the same field in India, as determined under the National Industrial Classification Code, 1987. The business carried out by Sun Direct would be classified "radio and television broadcasting and related services."

Save for the amendments made to the SSA and SHA pursuant to the SSA Amendment Agreement and SHA Amendment Agreement respectively, the other terms and conditions of the SSA and SHA shall remain unchanged.

3. DOCUMENTS FOR INSPECTION

A copy each of the SSA Amendment Agreement and the SHA Amendment Agreement is available for inspection at the Malaysian registered office of AAAN at

3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia, from Mondays to Fridays (except public holidays) during business hours for a period of 3 months from the date of this Announcement.

This announcement is dated 24 September.

This announcement is dated 25 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 25/09/2007 05:08:47 PM
Reference No AA-070925-61227

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, CORPORATE SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 25 September 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
17 September 2007	Alliance Capital Asset Management Sdn Bhd	Disposal	(85,700)	
18 September 2007	Alliance Capital Asset Management Sdn Bhd	Disposal	(103,300)	
Total			(189,000)	0.01

Immediately prior to the above changes, EPF had direct beneficial equity interest in 143,800,500 ASTRO shares representing 7.44% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 143,611,500 ASTRO shares representing 7.43% of the total issued share capital of the Company. The said 143,611,500 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,139,000	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,697,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,178,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
AmInvestment Management Sdn Bhd	1,269,200	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	143,611,500	7.43

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 27/09/2007 05:49:01 PM
Reference NoAA-070926-65420

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, CORPORATE SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 27 September 2007 received notifications of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
19 September 2007	AmInvestment Management Sdn Bhd	Disposal	(415,400)	
20 September 2007	AmInvestment Management Sdn Bhd	Disposal	(100,000)	
20 September 2007	Alliance Capital Asset Management Sdn Bhd	Disposal	(100,000)	
21 September 2007	AmInvestment Management Sdn Bhd	Disposal	(250,000)	
24 September 2007	AmInvestment Management Sdn Bhd	Disposal	(503,800)	
Total			(1,369,200)	0.71

Immediately prior to the above changes, EPF had direct beneficial equity interest in 143,611,500 ASTRO shares representing 7.43% of the total issued share capital of the Company. The above changes have resulted in a decrease in EPF's interest in the shares of the Company to 142,242,300 ASTRO shares representing 7.35% of the total issued share capital of the Company. The said 142,242,300 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,139,000	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	

MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,178,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Total	142,242,300	7.35

This announcement is dated 27 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 46397 OF 2007

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**01/10/2007**

Subject : ASTRO- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 6,400 new ordinary shares of 10 pence each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 3 October 2007.**

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLCon 01/10/2007 05:48:08 PM
Reference No AA-071001-62709

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 1 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
25 September 2007	MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	Acquired	168,000	
206 September 2007	MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	Acquired	34,300	
20 September 2007	Hwang DBS Investment Management Bhd.	Acquired	49,000	
Total			251,300	0.01

Immediately prior to the above changes, EPF had direct beneficial equity interest in 142,242,300 ASTRO shares representing 7.35% of the total issued share capital of the Company. The above changes have resulted in an increase in EPF's interest in the shares of the Company to 142,493,600 ASTRO shares representing 7.37% of the total issued share capital of the Company. The said 142,493,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	127,139,000	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,380,400	

AmanahRaya JMF Asset Management Sdn Bhd	502,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Hwang DBS Investment Management Bhd.	49,000	
Total	142,493,600	7.37

This announcement is dated 1 October 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/10/2007 05:29:53 PM
Reference No AA-071003-59203

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 3 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
27 September 2007	EPF Board	Disposed	2,650,800	0.14

Immediately prior to the above changes, EPF had direct beneficial equity interest in 142,493,600 ASTRO shares representing 7.37% of the total issued share capital of the Company. The above changes have resulted a decrease in EPF's interest in the shares of the Company to 139,842,800 ASTRO shares representing 7.23% of the total issued share capital of the Company. The said 139,842,800 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	124,488,200	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd (formerly known as Amanah SSCM Asset Management Bhd)	7,380,400	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Hwang DBS Investment Management Bhd.	49,000	
Total	139,842,800	7.23

This announcement is dated 3 October 2007.

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCOn 05/10/2007 05:06:59 PM
Reference NoAA-071005-60374

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 5 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
1 October 2007	EPF Board	Disposal	(400,000)	
2 October 2007	EPF Board	Disposal	(1,104,700)	
2 October 2007	Hwang DBS Investment Management Bhd.	Acquisition	36,900	
Total			(1,467,800)	0.08

Immediately prior to the above changes, EPF had direct beneficial equity interest in 139,842,800 ASTRO shares representing 7.23% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 138,375,000 ASTRO shares representing 7.15% of the total issued share capital of the Company. The said 138,375,000 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	122,983,500	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,380,400	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Hwang DBS Investment Management Bhd.	85,900	

Total	138,375,000	7.15

This announcement is dated 5 October 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLCon 08/10/2007 06:39:46 PM

Reference No AA-071008-62620

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	SENIOR MANAGER, CORPORATE SECRETARIAL

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 8 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
3 October 2007	EPF Board	Disposal	(22,100)	
4 October 2007	EPF Board	Disposal	(1,548,400)	
Total			(1,570,500)	0.08

Immediately prior to the above changes, EPF had direct beneficial equity interest in 138,375,000 ASTRO shares representing 7.15% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 136,804,500 ASTRO shares representing 7.07% of the total issued share capital of the Company. The said 136,804,500 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	121,413,000	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,380,400	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,886,700	
Hwang DBS Investment Management Bhd.	85,900	
Total	136,804,500	7.07

This announcement is dated 8 October 2007.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/10/2007 06:39:46 PM

Reference No AA-071008-65821

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **SENIOR MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" OR "Company") - Response to articles on the possibility of ASTRO being taken private

* **Contents :-**

We refer to the reports in The Star, The New Straits Times and various other newspapers on 6 October and 8 October 2007 concerning the possibility of ASTRO being taken private, and in particular, to the following paragraph in The New Straits Times, page F29, 6 October 2007:

"Shares of pay-television operator ASTRO ALL ASIA NETWORKS plc soared yesterday on speculation that the company may soon be taken private by its owners, T. Ananda Krishnan. Market talk has it that Astro may be taken private in a deal expected to be unveiled by month end."

The Board of Directors of the Company confirms that it is unaware of any proposal in relation to the privatisation of ASTRO. The Board considers these reports to be speculative and is unaware of any information that would provide a basis for the speculation.

This announcement is dated 8 October 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 10/10/2007 05:10:18 PM
Reference NoAA-071010-59845

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 10 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
27 September 2007	MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	Acquisition	147,700	
28 September 2007	MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	Acquisition	350,000	
3 October 2007	Hwang DBS Investment Management Bhd.	Acquisition	168,400	
5 October 2007	RHB Asset Management Sdn Bhd	Disposal	(106,700)	
5 October 2007	EPF Board	Disposal	(2,000,000)	
8 October 2007	EPF Board	Disposal	(185,600)	
8 October 2007	Hwang DBS Investment Management Bhd.	Disposal	(127,100)	
Total			(1,753,300)	0.09

Immediately prior to the above changes, EPF had direct beneficial equity interest in 136,804,500 ASTRO shares representing 7.07% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 135,051,200 ASTRO shares representing 6.98% of the total issued share capital of the Company. The said 135,051,200 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	119,227,400	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	502,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	135,051,200	6.98

This announcement is dated 10 October 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

This announcement is dated 11 October 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 11/10/2007 05:15:15 PM
Reference NoAA-071011-55805

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 11 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
9 October 2007	EPF Board	Disposal	(470,000)	
9 October 2007	AmanahRaya JMF Asset Management Sdn Bhd	Acquisition	28,000	
Total			(442,000)	0.02

Immediately prior to the above changes, EPF had direct beneficial equity interest in 135,051,200 ASTRO shares representing 6.98% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 134,609,200 ASTRO shares representing 6.96% of the total issued share capital of the Company. The said 134,609,200 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	118,757,400	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	530,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	134,609,200	6.96

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 17/10/2007 05:09:01 PM
Reference NoAA-071017-58814

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 17 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
10 October 2007	EPF Board	Disposal	(86,600)	
Total			(86,600)	0.004

Immediately prior to the above change, EPF had direct beneficial equity interest in 134,609,200 ASTRO shares representing 6.96% of the total issued share capital of the Company. The above change have resulted in an decrease in EPF's interest in the shares of the Company to 134,522,600 ASTRO shares representing 6.96% of the total issued share capital of the Company. The said 134,522,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	118,670,800	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	530,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	134,522,600	6.96

This announcement is dated 17 October 2007

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 18/10/2007 05:26:01 PM
Reference No AA-071018-62068

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 18 October 2007 received a notification of changesin interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of changes as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
11 October 2007	EFP Board	Disposal	(610,000)	
12 October 2007	EPF Board	Disposal	(158,000)	
Total			(768,000)	0.04

Immediately prior to the above changes, EPF had direct beneficial equity interest in 134,522,600 ASTRO shares representing 6.96% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 133,754,600 ASTRO shares representing 6.92% of the total issued share capital of the Company. The said 133,754,600 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	117,902,800	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	530,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	133,754,600	6.92

This announcement is dated 18 October 2007

This announcement is dated 22 October 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCOn 22/10/2007 05:14:56 PM
Reference NoAA-071022-59363

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 22 October 2007 received a notification of changes in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of changes as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
16 October 2007	EFP Board	Disposal	(569,200)	
17 October 2007	EPF Board	Disposal	(964,700)	
Total			(1,533,900)	0.08

Immediately prior to the above changes, EPF had direct beneficial equity interest in 133,754,600 ASTRO shares representing 6.92% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 132,220,700 ASTRO shares representing 6.84% of the total issued share capital of the Company. The said 132,220,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	116,368,900	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	530,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	133,220,700	6.84

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **24/10/2007 06:43:35 PM**

Reference No **AA-071024-64120**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS PLC**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of a New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO wishes to announce the incorporation of Astro Global Ventures (L) Ltd ("AGV") on 24 October 2007. AGV is a company limited by shares incorporated in the Federal Territory of Labuan with a paid-up share capital of USD1 divided into 1 ordinary share of USD1 each. AGV has been incorporated with the intention of undertaking corporate exercises.

The incorporation does not have any material effect on the consolidated net assets for the financial year ended 31 January 2007 and is not expected to have any material effect on the consolidated earnings of the ASTRO group for the financial year ending 31 January 2008. To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the incorporation.

This announcement is dated 24 October 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 24/10/2007 05:28:47 PM
Reference NoAA-071024-61581

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Contact person	: **SHARON LIEW**
*	Stock code	: **5076**
*	Designation	: **SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 24 October 2007 received a notification of changes in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of changes as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
18 October 2007	AmanahRaya JMF Asset Management Sdn Bhd	Acquisition	20,000	
19 October 2007	EPF Board	Disposal	(1,000,000)	
Total			(980,000)	0.05

Immediately prior to the above changes, EPF had direct beneficial equity interest in 132,220,700 ASTRO shares representing 6.84% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 131,240,700 ASTRO shares representing 6.79% of the total issued share capital of the Company. The said 131,240,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	115,368,900	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	550,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	

Total	131,240,700	6.79

This announcement is dated 24 October 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 29/10/2007 05:21:36 PM
Reference NoAA-071029-55369

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 29 October 2007 received a notification of change in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
22 October 2007	EPF Board	Disposal	(100,000)	
Total			(100,000)	0.005

Immediately prior to the above change, EPF had direct beneficial equity interest in 131,240,700 ASTRO shares representing 6.79% of the total issued share capital of the Company. The above change have resulted in an decrease in EPF's interest in the shares of the Company to 131,140,700 ASTRO shares representing 6.78% of the total issued share capital of the Company. The said 131,140,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	115,268,900	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	550,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	131,140,700	6.78

This announcement is dated 29 October 2007

Form Version2.0

General Announcement

Submitted byASTRO ALL ASIA NETWORKS PLCon 30/10/2007 05:37:28 PM
Reference NoAA-071030-62599

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**SENIOR MANAGER, CORPORATE SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.19(17) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 30 October 2007 received a notification of changes in interest in the shares of the Company from Employees Provident Fund Board ("EPF"), a substantial shareholder of the Company. The particulars of changes as notified are as follows:-

Date of Change	Name	Nature of Change	No. of shares of 10 pence each	%
24 October 2007	EPF Board	Disposal	(15,000)	
25 October 2007	EPF Board	Disposal	(1,000,000)	
Total			(1,015,000)	0.05

Immediately prior to the above changes, EPF had direct beneficial equity interest in 131,140,700 ASTRO shares representing 6.78% of the total issued share capital of the Company. The above changes have resulted in an decrease in EPF's interest in the shares of the Company to 130,125,700 ASTRO shares representing 6.73% of the total issued share capital of the Company. The said 130,125,700 ASTRO shares as at today are registered as follows:-

Name	No. of shares of 10 pence each	%
EPF Board	114,253,900	
Aberdeen Asset Management Sdn Bhd	939,500	
Alliance Capital Asset Management Sdn Bhd	1,597,000	
MIDF Amanah Asset Management Bhd *(formerly known as Amanah SSCM Asset Management Bhd)*	7,878,100	
AmanahRaya JMF Asset Management Sdn Bhd	550,000	
Nomura Asset Management (S'pore) Ltd	3,000,000	
RHB Asset Management Sdn Bhd	1,780,000	
Hwang DBS Investment Management Bhd.	127,200	
Total	130,125,700	6.73

This announcement is dated 30 October 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END